4/29

04024648

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Overseas Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 30 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2947 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/30/04

UNITED OVERSEAS BANK LIMITED

SUMMARY FINANCIAL REPORT 2003



CONTENTS

All figures in this Summary Financial Report are in Singapore dollars unless otherwise specified.

We work as a team to create winning solutions for our customers and colleagues.

We go the extra mile to exceed the expectations of our customers and colleagues.

We value feedback and ideas and maintain open channels of communication.

We leave no stone unturned in our quest for excellence and quality service.

Growing with you

The launch of our SPOT value drivers in 2003 is an important milestone in our journey towards being a premier bank in Asia-Pacific. SPOT – the acronym for Supportive, Proactive, Open and Thorough – is the driving force that will deliver our promise to help our customers grow their wealth, our shareholders grow their returns, and our employees grow their aspirations. Our goal is simple. When you grow, we grow.

OUR MISSION

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.

248 offices around the world

Singapore 63 • Philippines 67 • Malaysia 39 • Thailand 36 • Indonesia 11 • China 8 • Hong Kong 6 • USA 4 • Taiwan 3 • Australia 2 • Brunei 2 • Canada 1 • France 1 • Japan 1 • Myanmar 1 • South Korea 1 • United Kingdom 1 • Vietnam 1



United Overseas Bank (UOB) is a leading bank in Singapore with an international network that comprises 248 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America.

It has a banking subsidiary, Far Eastern Bank, in Singapore, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries: personal financial services, private banking, trust services, commercial and corporate banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings.

UOB's total card base of more than 1.2 million firmly places it in the top position in credit and Visa debit cards in Singapore. UOB is the market leader in loans to small and medium-sized enterprises and a recognised leader in the personal loans business. Its fund management arm, UOB Asset Management, has the distinction of being Singapore's most awarded fund manager.

Through other subsidiaries and associates, UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

In 2003, UOB was again awarded recognition by leading publications, organisations and the investment community. They include: The Bank Of The Year – Singapore (The Banker), Best Local Bank – Singapore (FinanceAsia), Most Progress In Investor Relations (Investor Relations Magazine), and Most Valuable Singapore Brand (International Enterprise Singapore).

	The Group		
	2003	2002	Increase/ decrease
Profit for the year ($'000)			
Profit before tax	**1,608,328**	1,375,587	16.9%
Net profit after tax	**1,202,086**	1,005,935	19.5%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net of provisions)	**59,296,556**	58,884,007	0.7%
Customer deposits	**69,862,961**	67,918,581	2.9%
Total assets	**113,446,399**	107,430,134	5.6%
Shareholders' funds	**13,282,035**	12,612,605	5.3%
Financial ratios			
Basic earnings per share (cents)			
– Including goodwill amortisation	**76.5**	64.0	19.5%
– Excluding goodwill amortisation	**89.3**	76.5	16.7%
Return on average shareholders' funds (ROE) (%)			
– Including goodwill amortisation	**9.3**	7.9	1.4% points
– Excluding goodwill amortisation	**10.9**	9.5	1.4% points
Return on average total assets (ROA) (%)			
– Including goodwill amortisation	**1.10**	0.91	0.19% point
– Excluding goodwill amortisation	**1.29**	1.09	0.20% point
Expense to income ratio (%)	**34.7**	35.4	- 0.7% point
Dividend rates (%)			
– Interim	**20.0**	15.0	5.0% points
– Special dividend in specie	**–**	18.8	-18.8% points
– Final	**40.0**	25.0	15.0% points
Net asset value per share ($)	**8.45**	8.03	5.2%
Capital adequacy ratios (BIS) (%)			
– Tier 1 capital	**12.8**	12.2	0.6% point
– Total capital	**18.2**	15.3	2.9% points



Wee Cho Yaw
Chairman & Chief Executive Officer

2003 performance and dividend

Singapore started 2003 on a cautious note, tempered by war clouds looming over Iraq. As events turned out, the impact of the Iraqi war was overshadowed by the Severe Acute Respiratory Syndrome (SARS) outbreak in Asia. The outbreak drove regional economies into a tailspin in the second quarter of the year. As international visitors shunned the region, Singapore's tourism industry, which contributes about 5.7% of national GDP, crashed. Fortunately, SARS subsided as quickly as it had surfaced and the economy rebounded strongly in the last quarter of the year. Singapore closed 2003 with a GDP growth of 1.1%.

Notwithstanding the effects of the Iraqi war and SARS, the UOB Group achieved a record after-tax profit of $1.2 billion for the year (2002: $1.0 billion). This was a 19.5% improvement over the previous year, and raised our return on average shareholders' funds (ROE) from 7.9% to 9.3%.

The better performance was attributable to higher operating income of $3.2 billion (2002: $3.0 billion) and lower provisions of $362 million (2002: $465 million). Despite the highly competitive environment, we were able to maintain our overall average interest margin at 2.25% (2002: 2.22%) as the result of a strategy to aggressively manage our cost of funds. Improvements in work processes and cost control measures helped to reduce the total expense to income ratio from 35.4% to 34.7%.

During the year, the Group's total assets rose 5.6%, from $107.4 billion to $113.4 billion, and shareholders' funds increased by 5.3% to $13.3 billion (2002: $12.6 billion). Loans grew by 0.7% to $59.3 billion (2002: $58.9 billion), while non-bank deposits grew by 2.9% to $69.9 billion (2002: $67.9 billion). Our Non-Performing Loans (NPLs) stood at $5.2 billion at the end of 2003 (2002: $5.7 billion), and the ratio of NPLs to gross loans was reduced from 9.0% to 8.1%.

In line with our strategy to focus on growing our overseas business, the International sector performed well, with profit after tax increasing by 18.4%. Overseas contribution increased from 22.0% to 24.4%. The United Overseas Bank (Malaysia) group recorded an after-tax profit of $160.1 million, representing a 22.5% improvement over its 2002 profit. UOB Radanasin Bank, our banking subsidiary in Thailand since 1999, achieved its first profit of $3.7 million on the back of a strong Thai economy. Conversely, PT Bank UOB Indonesia witnessed a drop in profit to $11.6 million because of declining interest spread. United Overseas Bank Philippines, which continued to be plagued by disputes with minority shareholders, was able to reduce its loss from $34.1 million to $19.7 million.

The Group has launched a 'Growth' brand platform based on the premise that our primary objective is to help all our customers grow their financial strength. To deliver this growth promise, our staff members pledged their commitment to being supportive, proactive, open and thorough in all our customer interactions.

Volatility in the money market coupled with a low interest rate environment created a difficult trading climate, but Global Treasury was able to offset this through better performance in structured products. By the end of the year, UOB was among Asia's leading banks in the structuring and management of Collateralised Debt Obligations (CDOs). The Asset Management sector had a better year, with pre-tax profit rising to $149 million as a consequence of gains from the sale of some of our CDOs and investments in the robust equity markets at the end of the year.

Among our Singapore subsidiaries, Far Eastern Bank was affected by the poor business environment. Its after-tax profit fell from $7.2 million in 2002 to $6.6 million in 2003.

The United Overseas Insurance group achieved an after-tax profit of $9.9 million against $6.3 million in 2002.

The Group's Capital Adequacy Ratio (CAR) stood at 18.2% (2002: 15.3%), with Tier 1 ratio at 12.8% (2002: 12.2%).

The UOB Board proposes that $400 million be transferred to reserves, and recommends a final dividend of 40% (40 cents per share) less 20% income tax. Together with the interim dividend of 20 cents, the total dividend for 2003 would amount to 60% (60 cents per share).

Corporate developments

With the twin objectives of diversifying our investor base and setting a benchmark for our credit rating, UOB decided to issue US$500 million 4.50% 10-year Subordinated Notes due 2013. Completed in 14 hours of book building, the issue was 10 times subscribed. As a result of the overwhelming response, the issue was raised to US$1 billion. The Subordinated Notes issue has not only increased our Tier 2 capital; it has also confirmed international investor confidence in the Group.

During the year, the Monetary Authority of Singapore announced a two-year extension for the divestment of non-core business activities by the local banks. This means that the Bank will have to reduce its shareholdings in United Overseas Land, Overseas Union Enterprise and Hotel Negara by July 2006. Management is in talks with several financial advisers as to the best win-win formula for the shareholders of the Bank and the non-core companies.

Our continuous efforts to improve efficiency and, at the same time, reduce costs crossed a major milestone in 2003 when we successfully hubbed our Hong Kong operations to Singapore through the latest information technology tools. The cross-over was smooth and we intend to hub our other regional operations progressively.

2004 prospects

The general consensus is that 2004 should be a better year for the world economy, barring catastrophic acts of terrorism. There is optimism that the US will enjoy strong growth, this being a presidential election year. While fears have been expressed about a Chinese bubble, China continues to attract huge foreign investments and, coupled with the government's expressed determination to control over-heating of the economy, the country is likely to remain the major locomotive for the region. The Indian economy is also growing from strength to strength, while Japan's long recession has bottomed out. In Singapore, the government has predicted a GDP growth of between 3.5% and 5.5%.

The Group intends to maximise business opportunities in the better economic environment. In late 2003, the Group launched our 'Growth' brand platform based on the premise that our primary objective is to help all our customers grow their financial strength. To deliver this growth promise, our staff members pledged their commitment to being supportive, proactive, open and thorough in all our customer interactions.

Wealth management will form the core of our personal banking services, with different products to suit the investment needs of the high networth and the affluent individuals. As the biggest credit and debit card issuer in Singapore, we already play a dominant role in the individual financial services business. We will build upon our strength in Singapore to expand our card business in Malaysia, Thailand and Hong Kong, as well as to introduce more innovative products to our customers throughout the region.

For the small and medium-sized enterprises and bigger corporate organisations, we intend to further enhance our value added products and services to help them grow their businesses. These include Business Internet Banking, Structured Trade & Commodity Finance, money market instruments, and a system of Global Relationship Management which ensures that customers' aspirations and financial needs in Singapore and overseas are catered to by a team of dedicated officers.

To expand our regional reach, we will focus both on organic growth as well as teaming up with indigenous financial institutions. In Thailand, for example, even as we expand UOB Radanasin Bank's commercial and investment banking services, we will look for mergers and acquisition opportunities arising from the government's banking consolidation efforts.

China's fast growing economy and gradual liberalisation of its financial sector offer business opportunities as well as challenges. We will continue to grow our business activities through our branch network in Greater China and strategic alliances with compatible partners.

Acknowledgements

I thank my fellow Directors for their invaluable guidance and wise counsel, and management and staff members for their commitment and hard work. I also wish to record my appreciation to all our shareholders and customers for their continued support.

Wee Cho Yaw
Chairman & Chief Executive Officer
February 2004

Group total income

Net interest income
2003: $2,071 million -2.7%
2002: $2,128 million

Non-interest income
2003: $1,089 million +20.2%
2002: $906 million


$ million
3500
2800
2100
1400
700
0

		1999	2000	2001	2002	2003
Net interest income	$	1,133	1,198	1,429	2,128	**2,071**
	US$	680	692	772	1,226	**1,217**
Non-interest income	$	655	704	795	906	**1,089**
	US$	393	406	429	522	**640**

Net interest income Non-interest income

Group net profit after tax
2003: $1,202 million +19.5%
2002: $1,006 million


$ million
1250
1000
750
500
250
0

	1999	2000	2001	2002	2003
$	760	913	925	1,006	**1,202**
US$	456	527	500	579	**707**

Group earnings per share

Including goodwill amortisation
2003: 76.5 cents +19.5%
2002: 64.0 cents

Excluding goodwill amortisation
2003: 89.3 cents +16.7%
2002: 76.5 cents


cents
90
75
60
45
30
15
0

		1999	2000	2001	2002	2003
Including goodwill amortisation	¢	72.4	86.8	77.3	64.0	**76.5**
	US¢	43.4	50.1	41.8	36.9	**45.0**
Excluding goodwill amortisation	¢	72.4	86.8	81.3	76.5	**89.3**
	US¢	43.4	50.1	43.9	44.1	**52.5**

Including goodwill amortisation Excluding goodwill amortisation

Note:

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from 2003, the financial statements of the Group, including the comparative figures, are prepared in accordance with Singapore Financial Reporting Standards (FRS).

Where applicable, figures/ratios in this section have been adjusted for impact of adopting FRS 10: Events After the Balance Sheet Date with effect from 2000, for impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities with effect from 2001, and for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets with effect from 2002.

Group return on average shareholders' funds (ROE)

Including goodwill amortisation
2003: 9.3% +1.4% points
2002: 7.9%

Excluding goodwill amortisation
2003: 10.9% +1.4% points
2002: 9.5%


14
13
12
11
10
9
8
7
%

	1999	2000	2001	2002	2003
Including goodwill amortisation	12.6%	13.5%	10.8%	7.9%	**9.3%**
Excluding goodwill amortisation	12.6%	13.5%	11.3%	9.5%	**10.9%**
Average rate (including goodwill amortisation) of major local bank groups	10.6%	12.1%	9.6%	7.8%	**8.5%**

Including goodwill amortisation — Excluding goodwill amortisation — Average rate (including goodwill amortisation) of major local bank groups

Group return on average total assets (ROA)

Including goodwill amortisation
2003: 1.10% +0.19% point
2002: 0.91%

Excluding goodwill amortisation
2003: 1.29% +0.20% point
2002: 1.09%


1.5
1.3
1.1
0.9
0.7
%

	1999	2000	2001	2002	2003
Including goodwill amortisation	1.4%	1.5%	1.2%	0.9%	**1.1%**
Excluding goodwill amortisation	1.4%	1.5%	1.2%	1.1%	**1.3%**
Average rate (including goodwill amortisation) of major local bank groups	1.2%	1.4%	1.0%	0.8%	**0.9%**

Including goodwill amortisation — Excluding goodwill amortisation — Average rate (including goodwill amortisation) of major local bank groups

Dividends

Dividend payment
2003: $748 million +3.9%
2002: $720 million

Dividend cover
2003: 1.6 times
2002: 2.1 times


800
600
400
200
0
$ million
45% #
40%
40%
58.8% ##
60%
8
6
4
2
0
times

		1999	2000	2001	2002	2003
Dividend payment	$	416	316	426	720	**748+**
	US$	250	183	230	415	**440**
Dividend cover	times	5.0*	2.9	2.2	2.1**	**1.6**

Dividend payment — Dividend cover — Dividend rate

* *Dividend cover is 1.8 times if the special tax exempt bonus dividend is included.*

** *Dividend cover is 1.4 times if the special dividend in specie of 18.8% is included.*

Includes special tax exempt bonus dividend of 25%.

Includes special dividend in specie of 18.8%.

\+ *Comprising interim dividend of 20% less 22% income tax and proposed final dividend of 40% less 20% income tax. As announced in the Budget on 27 February 2004, the Singapore corporate income tax rate is reduced to 20% with effect from the financial year beginning 1 January 2004. The old tax rate of 22% was used in the financial statements for the financial year ended 31 December 2003, which were issued on 20 February 2004.*

Group assets
2003: $113,446 million ■ +5.6%
2002: $107,430 million



$ million
120000
100000
80000
60000
40000
20000
0

	1999	2000	2001	2002	2003
$	56,774	66,324	113,888	107,430	**113,446**
US$	34,068	38,293	61,528	61,887	**66,702**

Group customer loans
2003: $59,297 million ■ +0.7%
2002: $58,884 million



$ million
70000
60000
50000
40000
30000
20000
10000
0

	1999	2000	2001	2002	2003
$	27,259	30,045	60,892	58,884	**59,297**
US$	16,357	17,347	32,897	33,921	**34,864**

Group customer deposits
2003: $69,863 million ■ +2.9%
2002: $67,919 million



$ million
75000
60000
45000
30000
15000
0

	1999	2000	2001	2002	2003
$	40,728	43,406	74,452	67,919	**69,863**
US$	24,439	25,061	40,223	39,126	**41,077**

Group loans/deposits ratio
2003: 84.9% ■ -1.8% points
2002: 86.7%



%
90
80
70
60
50
40

1999	2000	2001	2002	2003
66.9%	69.2%	81.8%	86.7%	**84.9%**

FINANCIAL HIGHLIGHTS

Group shareholders' funds

2003: $13,282 million +5.3%
2002: $12,613 million



$ million
15000
12000
9000
6000
3000
0

	1999	2000	2001	2002	2003
$	6,191	6,968	12,717	12,613	**13,282**
US$	3,715	4,023	6,870	7,266	**7,809**

Group capital adequacy ratios (BIS)

Total capital
2003: 18.2% +2.9% points
2002: 15.3%

Tier 1 capital
2003: 12.8% +0.6% point
2002: 12.2%



%
22
20
18
16
14
12
10

	1999	2000	2001	2002	2003
Total capital	21.7%	19.8%	18.5%	15.3%	**18.2%**
Tier 1 capital	18.6%	17.1%	11.8%	12.2%	**12.8%**

Total capital — Tier 1 capital

Group total non-performing loans (NPLs)

NPLs
2003: $5,160 million -9.1%
2002: $5,679 million

NPLs as a % of gross non-bank loans
2003: 8.1% -0.9% point
2002: 9.0%



$ million
6000
5000
4000
3000
2000
1000
0
10
9
8
7
6
%

	1999	2000	2001	2002	2003
$	2,834	2,462	5,968	5,679	**5,160**
US$	1,701	1,421	3,224	3,272	**3,034**
%	9.8	7.8	9.3	9.0	**8.1**

NPLs — NPLs (excluding debt securities) as a % of gross non-bank loans

Group total cumulative provisions

Cumulative specific provisions
2003: $1,910 million -8.1%
2002: $2,079 million

Cumulative general provisions
2003: $1,422 million -0.2%
2002: $1,425 million

Total cumulative provisions as a % of total NPLs
2003: 64.6% +2.9% points
2002: 61.7%



$ million
4000
3000
2000
1000
0
70
60
50
40
30
%

	1999	2000	2001	2002	2003
$	955	896	1,899	2,079	**1,910**
US$	573	517	1,026	1,198	**1,123**
$	819	768	1,435	1,425	**1,422**
US$	491	443	775	821	**836**
%	62.6	67.6	55.9	61.7	**64.6**

Cumulative specific provisions — Cumulative general provisions — Total cumulative provisions as a % of total NPLs

Honorary Life Counsellor
Dr Lien Ying Chow

Board of Directors
Mr Wee Cho Yaw *(Chairman & Chief Executive Officer)*
Mr Wee Ee Cheong *(Deputy Chairman & President)*
Mr Koh Beng Seng *(Deputy President)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Executive Committee
Mr Wee Cho Yaw *(Chairman)*
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow
Prof Cham Tao Soon

Audit Committee
Mr Ernest Wong Yuen Weng *(Chairman)*
Mr Philip Yeo Liat Kok
Prof Cham Tao Soon
Mr Tan Kok Quan

Nominating Committee
Mr Wong Meng Meng *(Chairman)*
Mr Wee Cho Yaw
Mr Sim Wong Hoo
Prof Cham Tao Soon
Prof Lim Pin

Remuneration Committee
Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary
Mrs Vivien Chan

Share Registrar
Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Mr Chua Kim Chiu
(Appointed on 2 August 2002)

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number: 193500026Z
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations
80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4423
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

BOARD OF DIRECTORS



Mr Wee Cho Yaw *Chairman & Chief Executive Officer*



Mr Wee Ee Cheong *Deputy Chairman & President*



Mr Koh Beng Seng *Deputy President*

Mr Wee Cho Yaw *Chairman & Chief Executive Officer*
Age 75. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 8 May 2003. Executive Director since 1958.

Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and member of its Nominating Committee.

Chairman of UOB subsidiaries – Far Eastern Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, United Overseas Land, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. Former Director of Singapore Press Holdings.

Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry.

Named Businessman Of The Year in 2002 and 1989 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.

Mr Wee Ee Cheong *Deputy Chairman & President*
Age 51. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee.

Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United International Securities, United Overseas Land and Hotel Plaza. Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry.

Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority.

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

Mr Koh Beng Seng *Deputy President*
Age 53. Joined UOB as Deputy President in 2000. Spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. Executive Director since 2000. Member of the Bank's Executive Committee.

Director of UOB subsidiary, Far Eastern Bank. Director of Singapore Technologies Engineering and ST Assembly Test Services.

Has served as Director of Chartered Semiconductor Manufacturing (1999 to October 2003) and as Adviser (part-time) to the International Monetary Fund (1998 to 2001).

Holds a Bachelor of Commerce (Honours) from Nanyang University and Master of Business Administration from Columbia University, USA.

BOARD OF DIRECTORS



Mr Ngiam Tong Dow



Prof Cham Tao Soon (L)

Mr Ernest Wong Yuen Weng (R)



Mr Wong Meng Meng



Mr Sim Wong Hoo

Mr Ngiam Tong Dow

Age 66. Chairman of HDB Corporation, a wholly-owned subsidiary of Housing & Development Board (HDB). Served as Chairman of HDB from 1998 to 2003. Has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Executive Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, as Deputy Chairman of the Board of Commissioners of Currency, Singapore and as Director of Temasek Holdings.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore and Master of Public Administration from Harvard University, USA.

Prof Cham Tao Soon

Age 64. University Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Executive Committee, Audit Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel and Singapore Symphonia Company. Director of Baccarat International, Glory Central Holdings, John Little, Robinson & Company, Singapore International Foundation, Super-Save, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority. A member of the Council of Presidential Advisers. Former Director of Adroit Innovations, ei-Nets and Keppel Corporation.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics, Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Mr Ernest Wong Yuen Weng

Age 59. Group CEO and Director of MediaCorp (Media Corporation of Singapore). Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of United Overseas Land, Hotel Plaza and Raffles Holdings. Council Member of Nanyang Technological University (NTU) and Chairman of the Finance Committee and NTU Endowment Fund Investment Committee. Has served as Chairman of the Association of Banks in Singapore and Board Member of Economic Development Board. Former Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance and United International Securities.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.

Mr Wong Meng Meng

Age 55. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Hi-P International. Honorary Legal Adviser to the Real Estate Developers' Association of Singapore and the Singapore Association of Aerospace Industries.

Holds a Bachelor of Law (Honours) from the University of Singapore. Member of the Singapore International Arbitration Centre's Main Panel of Arbitrators.

Mr Sim Wong Hoo

Age 48. Founder, Chairman, Chief Executive Officer and Director of Singapore-based Creative Technology (Nasdaq: CREAF). Holds a Diploma in Electronics and Electrical Engineering from Ngee Ann Polytechnic. A prominent technopreneur and pioneer best known for bringing sound, video and digital entertainment technology into the personal computer.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Former Director of Frontline Technologies Corporation and MediaRing.



Mr Philip Yeo Liat Kok



Mr Tan Kok Quan (L)

Prof Lim Pin (R)



Mrs Margaret Lien Wen Hsien



Mr Ng Boon Yew

Mr Philip Yeo Liat Kok
Age 57. Chairman of the Agency for Science, Technology & Research (A*STAR) and Co-Chairman of Economic Development Board. Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor and chemical industries. Brings to the Bank wide government and private sector experience over a 33-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of CapitaLand and Board Member of Nasdaq-listed Infosys of India.

Holds a Bachelor of Applied Science (Industrial Engineering) and Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

Mr Tan Kok Quan
Age 65. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

Prof Lim Pin
Age 68. University Professor & Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Nominating Committee and Remuneration Committee. Director of Raffles Medical Group. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of the Institute of Policy Studies, Singapore International Foundation and Singapore Institute of Labour Studies.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

Mrs Margaret Lien Wen Hsien
Age 61. Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. A non-independent and non-executive Director. Director of Overseas Union Enterprise, Lien Ying Chow Private Limited and Wah Hin & Company Limited. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

Mr Ng Boon Yew
Age 49. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Director of Datapulse Technology, Fischer Tech and RSH. Group Chief Financial Officer of Singapore Technologies. Member of the Council on Corporate Disclosure and Governance and of the Council on Governance of Institutions of a Public Character. Member of the Public Accountants Board and Member of the Board of Trustees of the Cancer Research and Education Fund.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.



Left to right:

Mr Francis Lee Chin Yong
Mr Terence Ong Sea Eng
Mr Samuel Poon Hon Thang
Mr Joseph Chen Seow Chan
Mr Bill Chua Teck Huat
Ms Susan Hwee
Mr Kuek Tong Au

Mr Francis Lee Chin Yong
Senior Executive Vice President, International
Mr Lee joined UOB in 1980. He was appointed to his current position in April 2003 and is responsible for driving the Bank's businesses outside Singapore and identifying opportunities for growth. Prior to his appointment in Singapore, Mr Lee was heading the Bank's operations in Malaysia as Chief Executive Officer of United Overseas Bank (Malaysia). Mr Lee has spent 23 years in UOB, holding senior positions in operations and consumer services.

Mr Terence Ong Sea Eng
Senior Executive Vice President,
Global Treasury & Asset Management
Mr Ong, who joined UOB in 1982, has overall responsibility for the management and growth of the Bank's global treasury and fund management businesses. He holds a Bachelor of Accountancy from the University of Singapore and has more than 20 years of experience in treasury services and operations. Mr Ong was the Deputy General Manager of the Board of Commissioners of Currency, Singapore before joining UOB.

Mr Samuel Poon Hon Thang
Senior Executive Vice President,
Institutional & Individual Financial Services
Mr Poon joined UOB in 1988. He is responsible for managing and growing the Bank's corporate, SME and consumer segments. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in Citibank N.A. for nine years.

Mr Joseph Chen Seow Chan
Managing Director, Global Treasury Trading
Mr Chen joined UOB in 1989. He oversees and manages the Bank's global treasury trading business. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has 27 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

Mr Bill Chua Teck Huat
Executive Vice President, Operations
Mr Chua joined UOB in 2002. He leads and oversees key operational areas to ensure quality service delivery and operational efficiency for the Bank's business processes in Singapore and the region. Mr Chua holds a Bachelor of Arts (Economics) and Bachelor of Engineering, Honours (Industrial) from the University of Newcastle, Australia. He has more than 23 years of experience in wholesale and consumer banking. He has worked in Overseas Union Bank (prior to its merger into UOB), Citibank N.A. and the Ministry of Foreign Affairs.

Ms Susan Hwee
Executive Vice President, Information Technology
Ms Hwee joined UOB in 2001. She is responsible for the provision of information technology (IT) services to support the growth of the Bank globally. Ms Hwee holds a Bachelor of Science from the National University of Singapore. She has over 20 years of experience in IT, and has held senior positions in technology and financial services companies, including IBM and Citibank N.A.

Mr Kuek Tong Au
Executive Vice President, Corporate Services
Mr Kuek joined UOB in 1970. His key responsibilities include the management of a diverse range of portfolios, from finance, investor relations, legal and secretariat, tax, corporate affairs, property to general services. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance and administration.



Left to right:

Mr Michael Lau Hwai Keong
Mr David Loh Hong Kit
Ms Sim Puay Suang
Mr Wee Joo Yeow
Mr Wong Chong Fatt
Mr Yeo Eng Cheong

Mr Michael Lau Hwai Keong

Executive Vice President, International

Mr Lau joined UOB in 2000. He is responsible for the operations of the Bank's international branches and regional banking subsidiaries, including the areas of business development, governance and administration. Mr Lau holds a Bachelor of Business Administration (Honours) from the National University of Singapore. He is also a Chartered Financial Analyst. Mr Lau has 19 years of experience in the financial services industry, and previously held senior appointments in the Central Depository and Monetary Authority of Singapore.

Mr David Loh Hong Kit

Executive Vice President, Risk Management & Compliance

Mr Loh, who joined UOB in 2000, provides leadership in the field of risk management and compliance at the Bank. He holds a Bachelor of Science (Honours) from the University of Birmingham, UK and Master of Business Administration from the University of New South Wales. He is also a Chartered Financial Analyst. Mr Loh has 21 years of experience in the financial services industry. He was Senior Vice President in the now Singapore Exchange Derivatives Trading/Derivatives Clearing from 1992 to 1999.

Ms Sim Puay Suang

Executive Vice President, Personal Financial Services

Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 25-year career banker at UOB, Ms Sim has extensive experience and expertise in consumer banking. She is responsible for the business development and management of the Bank's personal banking business. Her portfolio includes deposits, loans, investments, credit and debit cards, and travel-related services.

Mr Wee Joo Yeow

Executive Vice President, Corporate Banking – Singapore

Mr Wee joined UOB in 2002. He is responsible for managing and developing the Bank's corporate banking business in Singapore. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and Master of Business Administration from New York University. A career banker with more than 30 years of corporate banking experience, Mr Wee has held senior appointments in Overseas Union Bank (prior to its merger into UOB) and First National Bank of Chicago.

Mr Wong Chong Fatt

Executive Vice President, High Networth Banking

Mr Wong joined UOB in 2000. He has responsibility for the management and growth of the Bank's high networth banking portfolio. He holds a Bachelor of Commerce from Nanyang University. Mr Wong has more than 20 years of financial services experience, and has held senior appointments in ABN AMRO Futures, NatWest Futures and HSBC Futures.

Mr Yeo Eng Cheong

Executive Vice President, Commercial Credit

Mr Yeo joined UOB in 1986. He leads and manages the Bank's SME business. Mr Yeo holds a Bachelor of Business Administration (Honours) from the University of Singapore. He is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

SUMMARY FINANCIAL STATEMENTS

IMPORTANT

The following Summary Financial Statements set out on pages 21 to 37 contain only the directors' report and a summary of the information in the financial statements of the Bank's Annual Report. The Summary Financial Statements do not contain sufficient information to allow for a full understanding of the results of the Group and state of affairs of the Bank and of the Group. For further information, the full financial statements and the auditors' report on the full financial statements should be consulted. Shareholders may request a copy of the Annual Report at no cost, by using the Request Form at the end of the Summary Financial Report.

The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended 31 December 2003 and the balance sheet of the Bank at 31 December 2003.

Directors

The directors holding office at the date of this report are as follows:

Mr Wee Cho Yaw
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as set out in this report.

Directors' interests in shares, share options and debentures

(a) The interests of the directors holding office at the end of the financial year in the share capital of the Bank and related corporations according to the register of directors' shareholdings are as follows:

	Number of ordinary shares of $1 each			
	Shareholdings registered in the name of directors		Shareholdings in which directors are deemed to have an interest	
	At 31.12.2003	At 1.1.2003	**At 31.12.2003**	At 1.1.2003
The Bank				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**210,608,142**	209,258,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**144,985,251**	143,985,251
Mr Ngiam Tong Dow	**–**	–	**8,600**	4,600
Prof Cham Tao Soon	**–**	–	**6,520**	4,520
Mr Ernest Wong Yuen Weng	**50,000**	50,000	**–**	–
Mr Tan Kok Quan	**–**	–	**100,038**	95,038
Mrs Margaret Lien Wen Hsien	**99,783**	99,783	**84,605,287**	81,538,287
Mr Ng Boon Yew	**–**	–	**5,280**	5,280
United Overseas Insurance Limited				
Mr Wee Cho Yaw	**25,400**	25,400	**–**	–
Overseas Union Securities Limited				
Mrs Margaret Lien Wen Hsien	**–**	–	**15,625**	15,625

(b) According to the register of directors' shareholdings, no director holding office at 31 December 2003 had any interest in the share options in, or debentures of the Bank and related corporations except as follows:

	Number of unissued ordinary shares of $1 each under option held by director	
	At 31.12.2003	At 1.1.2003
The Bank		
Mr Koh Beng Seng	**50,000**	–

(c) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2004 (being the 21st day after the end of the financial year) except for Mr Wee Cho Yaw and Mr Wee Ee Cheong whose shareholdings in the Bank in which they are deemed to have an interest have increased by 200,000 shares each.

Directors' contractual benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Directors' fees and other remuneration

(a) Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2003 are as follows:

	Directors' fees %	Base or fixed salary %	Variable/ performance bonus %	Benefits-in-kind and other %	Total %
$6,750,000 to $6,999,999	**2.9**	**10.3**	**86.6**	**0.2**	**100.0**
Mr Wee Cho Yaw					
$2,000,000 to $2,249,999	**4.6**	**28.7**	**64.5**	**2.2**	**100.0**
Mr Wee Ee Cheong					
$1,250,000 to $1,499,999	**2.5**	**41.8**	**52.5**	**3.2**	**100.0**
Mr Koh Beng Seng					
$750,000 to $999,999	**4.4**	**30.9**	**-**	**64.7**	**100.0**
Mr Lee Hee Seng (retired on 8 May 2003)					
Below $250,000	**100.0**	**-**	**-**	**-**	**100.0**
Mr Ngiam Tong Dow					
Prof Cham Tao Soon					
Mr Ernest Wong Yuen Weng					
Mr Wong Meng Meng					
Mr Sim Wong Hoo					
Mr Philip Yeo Liat Kok					
Mr Tan Kok Quan					
Prof Lim Pin					
Mrs Margaret Lien Wen Hsien					
Mr Ng Boon Yew					

(b) Save as disclosed in this report, no share options were granted to the above directors during the financial year.

Share options

(a) From 1990 to 1998, share options were granted by the Bank pursuant to the UOB Executives' Share Option Scheme in respect of unissued ordinary shares of $1 each to officers of the Bank and its subsidiaries who are in the corporate grade of Vice President rank and above and are not substantial shareholders of the Bank. Particulars of the share options granted under this scheme in 1998 (hereinafter called "Options 1998") have been set out in the directors' report for the financial year ended 31 December 1998.

(b) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme to replace the UOB Executives' Share Option Scheme. Under the UOB 1999 Share Option Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under this scheme in 1999 and 2000 (hereinafter called "Options 1999" and "Options 2000" respectively) have been set out in the directors' reports for the financial years ended 31 December 1999 and 2000 respectively.

Share options *(continued)*

(c) During the financial year, options were granted pursuant to the UOB 1999 Share Option Scheme in respect of 2,200,000 unissued ordinary shares of $1 each of the Bank (hereinafter called "Options 2003").

(d) Statutory and other information regarding the options is as follows:

(i)

Options	**Option period**	**Offer price $**
UOB 1999 Share Option Scheme		
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90
2003	6 June 2004 to 5 June 2008	11.67

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme (hereinafter called "the Schemes") are set out in the circulars to shareholders dated 18 January 1990 and 10 September 1999 respectively.

(iii) Since the commencement of the Schemes, no participant received 5% or more of the total options available under the Schemes and no options were granted to controlling shareholders (or their associates). No options were granted at a discount during the financial year. Since the commencement of the Schemes, no options were granted to the directors of the Bank except as follows:

	Options granted during the financial year	**Aggregate number of shares under option since the commencement of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme up to 31 December 2003**			**Number of shares under option outstanding as at**	
		Granted	**Exercised**	**Lapsed**	**31.12.2003**	1.1.2003
Mr Koh Beng Seng	50,000	50,000	–	–	**50,000**	–
Mr Ernest Wong Yuen Weng	–	741,000	588,000	153,000	–	–

Mr Ernest Wong Yuen Weng did not receive any options after 31 December 1999.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(e) The Schemes are administered by the Remuneration Committee, which comprises the following directors:

Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

(f) During the financial year, the Bank issued 61,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme:

Year in which options were granted	**Subscription price per share, paid in cash $**	**Number of ordinary shares of $1 each in the Bank**
1998	3.14	7,000
2000	12.90	54,000
		61,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(g) Unissued ordinary shares of $1 each under option in connection with the UOB 1999 Share Option Scheme at 31 December 2003 comprise the following:

Year in which options were granted	**Price per share payable in full upon application $**	**Date of expiration of option**	**Number of shares**
1999	14.70	27 December 2004	1,185,000
2000	12.90	11 December 2005	1,121,000
2003	11.67	6 June 2008	2,161,000
			4,467,000

Audit Committee

The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee are as follows:

Mr Ernest Wong Yuen Weng *(Chairman)*
Mr Philip Yeo Liat Kok
Prof Cham Tao Soon
Mr Tan Kok Quan

In its report to the Board of Directors, the Audit Committee reports that it has reviewed with the Bank's internal auditors their audit plan and the scope and results of the Bank's internal audit procedures. The Audit Committee has also reviewed with the Bank's auditors, PricewaterhouseCoopers, their audit plan, their evaluation of the system of internal accounting controls, their auditors' long-form report and the response of management thereto as well as their audit report on the consolidated financial statements of the Group for the financial year ended 31 December 2003 and the balance sheet of the Bank at 31 December 2003. The consolidated financial statements of the Group for the financial year ended 31 December 2003 and the balance sheet of the Bank at 31 December 2003 have been reviewed by the Committee prior to their submission to the Board of Directors.

The Audit Committee has reviewed the Bank's position with regard to interested person transactions and the assistance given by the Bank's officers to PricewaterhouseCoopers.

The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance.

The Audit Committee has undertaken a review of all non-audit services provided by PricewaterhouseCoopers. In the Audit Committee's opinion, the non-audit services provided by PricewaterhouseCoopers would not affect their independence as auditors.

Auditors

In response to the requirement on rotation of auditors, Ernst & Young has been nominated for appointment as auditors for the financial year 2004. The appointment is subject to shareholders' approval at the forthcoming Annual General Meeting.

The Summary Financial Statements as set out on pages 21 to 37 were approved by the Board of Directors and signed on its behalf by:

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

20 February 2004

We have examined the Summary Financial Statements set out on pages 21 to 37.

In our opinion, the Summary Financial Statements are consistent with the full financial statements and directors' report of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2003 from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies Act, and the regulations made thereunder, applicable to Summary Financial Statements.

For a full understanding of the results of the Group and state of affairs of the Bank and the Group, the Summary Financial Statements should be read in conjunction with the full financial statements of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2003.

We have issued our Auditors' Report dated 20 February 2004 on the full financial statements of United Overseas Bank Limited and its subsidiaries for the year ended 31 December 2003. The Auditors' Report is reproduced as follows:

"AUDITORS' REPORT TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

We have audited the balance sheet of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2003 set out on pages # to #. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap. 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2003 and the results, changes in equity and cash flows of the Group for the financial year ended on that date, and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' report of the subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 45 to the financial statements.

 # The page numbers are as stated in the Auditors' Report dated 20 February 2004 included in United Overseas Bank Limited's Annual Report for the financial year ended 31 December 2003.

AUDITORS' REPORT

for the financial year ended 31 December 2003

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 20 February 2004

CONSOLIDATED INCOME STATEMENT

for the financial year ended 31 December 2003

	The Group	
	2003	2002
	$'000	$'000
Interest income	**3,294,101**	3,711,303
Less: Interest expense	**1,223,563**	1,583,358
Net interest income	**2,070,538**	2,127,945
Dividend income	**42,004**	31,881
Fee and commission income	**587,866**	500,545
Rental income	**72,618**	78,426
Other operating income	**386,577**	295,502
Income before operating expenses	**3,159,603**	3,034,299
Less:		
Staff costs	**531,780**	536,354
Other operating expenses	**563,621**	537,623
	1,095,401	1,073,977
Operating profit before goodwill amortisation and provisions	**2,064,202**	1,960,322
Less: Goodwill written off and amortised	**201,620**	195,554
Less: Provisions	**361,503**	464,519
Operating profit after goodwill amortisation and provisions	**1,501,079**	1,300,249
Exceptional item	**–**	(48,065)
Share of profit of associates	**107,249**	123,403
Profit from ordinary activities before tax	**1,608,328**	1,375,587
Less: Tax	**392,751**	340,271
Profit after tax	**1,215,577**	1,035,316
Less: Minority interests	**13,491**	29,381
Net profit for the financial year attributable to members	**1,202,086**	1,005,935
Earnings per share:		
Basic	**76 cents**	64 cents
Diluted	**76 cents**	64 cents

BALANCE SHEETS

as at 31 December 2003

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Share capital and reserves				
Share capital	**1,571,664**	1,571,603	**1,571,664**	1,571,603
Capital reserves	**4,242,284**	4,256,919	**4,180,133**	4,197,657
Statutory reserves	**2,859,850**	2,757,518	**2,493,172**	2,395,293
Revenue reserves	**4,464,952**	3,892,971	**3,514,142**	3,079,030
Share of reserves of associates	**143,285**	133,594	**–**	–
	13,282,035	12,612,605	**11,759,111**	11,243,583
Minority interests	**155,103**	149,655	**–**	–
Liabilities				
Current, fixed, savings accounts and other deposits of non-bank customers	**69,862,961**	67,918,581	**60,301,300**	57,931,265
Deposits and balances of banks and agents	**18,839,362**	19,302,058	**17,731,499**	17,966,942
Deposits from subsidiaries	**–**	–	**1,334,435**	1,421,386
	88,702,323	87,220,639	**79,367,234**	77,319,593
Bills and drafts payable	**163,780**	163,865	**88,060**	107,986
Provision for current tax	**490,872**	446,723	**441,958**	371,736
Other liabilities	**6,441,438**	4,662,937	**3,746,985**	2,842,129
Deferred tax liabilities	**14,579**	26,900	**3,607**	6,422
Debts issued	**4,196,269**	2,146,810	**3,343,862**	1,294,399
	100,009,261	94,667,874	**86,991,706**	81,942,265
	113,446,399	107,430,134	**98,750,817**	93,185,848
Off-balance sheet items				
Contingent liabilities	**8,728,749**	8,918,971	**7,390,726**	7,802,255
Derivative financial instruments	**183,839,995**	131,279,403	**180,696,126**	129,039,215
Commitments	**37,659,547**	36,526,489	**31,058,409**	30,392,941

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Assets				
Cash and balances with central banks	**8,034,677**	4,213,458	**5,449,325**	2,402,190
Singapore Government treasury bills and securities	**6,310,846**	8,218,372	**6,232,660**	7,959,795
Other government treasury bills and securities	**1,351,624**	1,332,976	**706,589**	419,031
Dealing securities	**524,506**	623,411	**176,864**	435,045
Placements and balances with banks and agents	**21,122,137**	19,426,221	**19,380,481**	18,419,738
Trade bills	**1,312,603**	1,051,030	**159,863**	139,405
Advances to customers	**57,983,953**	57,832,977	**50,350,598**	49,816,830
Placements with and advances to subsidiaries	**–**	–	**1,989,874**	1,018,173
Other assets	**4,715,737**	4,012,147	**3,657,413**	3,064,785
	101,356,083	96,710,592	**88,103,667**	83,674,992
Investment securities	**5,422,510**	3,945,383	**4,061,903**	2,687,019
Investments in associates	**1,396,784**	1,274,245	**775,380**	706,868
Investments in subsidiaries	**–**	–	**1,285,403**	1,409,829
Fixed assets	**1,768,393**	1,794,349	**1,147,140**	1,118,922
Deferred tax assets	**36,470**	39,519	**5,546**	2,790
Goodwill	**3,466,159**	3,666,046	**3,371,778**	3,585,428
	113,446,399	107,430,134	**98,750,817**	93,185,848

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the financial year ended 31 December 2003

	2003					
	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
Balance at 1 January 2003						
As previously reported	1,571,603	4,256,919	2,757,518	3,933,004	133,594	12,652,638
Prior year adjustments resulting from change in accounting policy	–	–	–	(40,033)	–	(40,033)
As restated	1,571,603	4,256,919	2,757,518	3,892,971	133,594	12,612,605
Net profit for the financial year attributable to members	–	–	–	1,202,086	–	1,202,086
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	–	10,481	–	–	–	10,481
Group's share of reserves of associates	–	–	–	–	9,691	9,691
Other adjustments	–	(1,805)	529	(632)	–	(1,908)
Total recognised gains for the financial year	–	8,676	529	1,201,454	9,691	1,220,350
Transfer from/(to) revenue reserves	–	(23,969)	101,803	(77,834)	–	–
Dividends	–	–	–	(551,639)	–	(551,639)
Issue of shares to option holders who exercised their rights	61	658	–	–	–	719
Balance at 31 December 2003	1,571,664	4,242,284	2,859,850	4,464,952	143,285	13,282,035

	2002					
	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
Balance at 1 January 2002						
As previously reported	1,571,109	5,258,762	2,150,271	3,199,343	537,354	12,716,839
Prior year adjustments resulting from change in accounting policy	–	–	–	18,232	–	18,232
As restated	1,571,109	5,258,762	2,150,271	3,217,575	537,354	12,735,071
Net profit for the financial year attributable to members	–	–	–	1,005,935	–	1,005,935
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	–	(14,514)	–	–	–	(14,514)
Group's share of reserves of associates	–	–	–	–	(393,977)	(393,977)
Other adjustments	–	–	(2,968)	(2,129)	–	(5,097)
Total recognised gains/(losses) for the financial year	–	(14,514)	(2,968)	1,003,806	(393,977)	592,347
Transfer from/(to) revenue reserves	–	(994,922)	610,215	384,707	–	–
Transfer from share of reserves of associates	–	2,552	–	7,231	(9,783)	–
Dividends	–	–	–	(720,348)	–	(720,348)
Issue of shares to option holders who exercised their rights	494	5,041	–	–	–	5,535
Balance at 31 December 2002	1,571,603	4,256,919	2,757,518	3,892,971	133,594	12,612,605

CONSOLIDATED CASH FLOW STATEMENT

for the financial year ended 31 December 2003

	2003 $'000	2002 $'000
Cash flows from operating activities		
Profit before tax	**1,608,328**	1,375,587
Adjustments for:		
Depreciation of fixed assets	**107,755**	114,536
Goodwill written off and amortised	**201,620**	195,554
Share of profit of associates	**(107,249)**	(123,403)
Operating profit before changes in operating assets and liabilities	**1,810,454**	1,562,274
Changes in operating assets and liabilities:		
Deposits	**1,481,684**	(5,324,852)
Bills and drafts payable	**(85)**	38,688
Other liabilities	**1,778,501**	1,216,704
Dealing securities	**98,905**	58,193
Placements and balances with banks and agents	**(1,695,916)**	5,319,369
Trade bills and advances to customers	**(412,549)**	2,008,087
Other government treasury bills and securities not qualifying as cash and cash equivalents	**337,955**	406,917
Other assets	**(703,590)**	(1,043,677)
Cash generated from operations	**2,695,359**	4,241,703
Income taxes paid	**(335,092)**	(371,089)
Net cash provided by operating activities	**2,360,267**	3,870,614
Cash flows from investing activities		
Increase in investment securities and investments in associates	**(1,540,708)**	(339,781)
Net dividends received from associates	**31,559**	52,210
Net increase in fixed assets	**(81,799)**	(184,031)
Change in/acquisition of minority interests of subsidiaries	**(3,752)**	(353,136)
Net cash flow on acquisition of subsidiaries	**–**	(1,204)
Net cash flow from disposal of subsidiaries	**–**	2
Net cash used in investing activities	**(1,594,700)**	(825,940)
Cash flows from financing activities		
Proceeds from issue of shares	**719**	5,535
Net increase/(decrease) in debts issued	**2,049,459**	(2,010,343)
Dividends paid by the Bank	**(551,639)**	(720,348)
Dividends paid by subsidiaries to minority shareholders	**(4,291)**	(10,382)
Net cash provided by/(used in) financing activities	**1,494,248**	(2,735,538)
Currency translation adjustment	**10,481**	(14,514)
Net increase in cash and cash equivalents	**2,270,296**	294,622
Cash and cash equivalents at beginning of the financial year	**13,041,471**	12,746,849
Cash and cash equivalents at end of the financial year	**15,311,767**	13,041,471

Principal activities

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries include commercial banking, merchant banking, leasing, insurance, investment, trustee/investment management, nominee services, stockbroking, gold/futures dealing, computer services, general services, consultancy and research services, property, property management and travel.

There have been no significant changes in the nature of these activities during the financial year, except that on 28 April 2003, Overseas Union Trust Limited ("OUT"), a wholly-owned subsidiary, was merged into the Bank by way of a scheme of arrangement and amalgamation pursuant to Sections 210 and 212 of the Singapore Companies Act, Cap. 50. As a result of the merger, the assets, rights, properties, business, debts, liabilities, and obligations of OUT were transferred to and vested in the Bank.

Effect of changes in Singapore Companies Legislation

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from the financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory financial statements in accordance with Singapore Financial Reporting Standards ("FRS"). Hence, these financial statements, including the comparative figures, have been prepared in accordance with FRS.

Previously, the Group and the Bank prepared their financial statements in accordance with Singapore Statements of Accounting Standard. The adoption of FRS does not have a material impact on the accounting policies and figures presented in the financial statements for the financial years ended 31 December 2002 and 2003.

Basis of accounting

These financial statements are presented in Singapore dollars.

The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of dealing securities, certain Singapore Government treasury bills and securities, other government treasury bills and securities and derivative financial instruments to fair value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

Change in accounting policy – Investments

Following the revision of Notice to Banks, MAS 605 – Revaluation of Assets, issued by the Monetary Authority of Singapore, which allows banks to mark to market their trading portfolios, the Group and the Bank have changed their accounting policy as follows:

- Singapore Government and other government treasury bills and securities held for trading are initially recognised in the balance sheets at amounts paid and subsequently remeasured to fair value. The resultant profits and losses are taken up in the income statements.

- Singapore Government and other government treasury bills, other than those held for trading, are stated at the lower of cost and market value, determined on an aggregate basis.

- Singapore Government and other government securities, other than those held for trading, are stated at cost (adjusted for amortisation of premium/discount) and provisions are made for diminution in value that is other than temporary, determined on an individual basis.

- Dealing securities are initially recognised in the balance sheets at amounts paid and subsequently remeasured to fair value. The resultant profits and losses are taken up in the income statements.

Prior to 1 January 2003:

- Singapore Government treasury bills and securities, other than those held as long-term investments, were stated at the lower of cost (without adjustment for amortisation of premium/discount) and market value determined on an aggregate basis. Long-term Singapore Government securities were stated at cost and provisions were made for diminution in value that is other than temporary, determined on an individual basis.

Change in accounting policy – Investments *(continued)*

– Other government treasury bills and securities were stated at the lower of cost and market value determined on an aggregate basis.

– Dealing securities were stated at the lower of cost and market value determined on an aggregate basis.

The new accounting policy has been applied retrospectively, with the financial statements, including prior-year comparatives being presented as if the new accounting policy had always been in use. The comparatives have been restated to conform to the changed policy as follows:

	2002	
	The Group	The Bank
	$'000	$'000
Balance Sheet		
Decrease in Singapore Government treasury bills and securities	(42,617)	(43,038)
Increase in other government treasury bills and securities	28	–
Increase in dealing securities	3,302	3,234
Increase in provision for current tax	(726)	(711)
Increase in minority interests	(20)	–
Decrease in retained profits	(40,033)	(40,515)
Income Statement		
Decrease in net profit for the financial year attributable to members	(58,265)	(49,684)
Decrease in earnings per share:		
Basic/diluted	(4 cents)	NA*

The effects of the change in accounting policy for investments on the financial statements for the financial year ended 31 December 2003 are as follows:

	2003	
	The Group	The Bank
	$'000	$'000
Balance Sheet		
Decrease in Singapore Government treasury bills and securities	**(14,057)**	**(13,188)**
Decrease in other government treasury bills and securities	**(54)**	**–**
Increase in dealing securities	**12,784**	**3,743**
Increase in provision for current tax	**(2,761)**	**(823)**
Increase in minority interests	**(2,756)**	**–**
Decrease in retained profits	**(6,844)**	**(10,268)**
Income Statement		
Increase in net profit for the financial year attributable to members	**33,189**	**30,247**
Increase in earnings per share:		
Basic/diluted	**2 cents**	**NA***

* *Not applicable.*

Directors' fees and other remuneration

Fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries included in total expenses are as follows:

	The Group	
	2003	2002
	$'000	$'000
Directors of the Bank		
Fees	**871**	1,147
Remuneration	**11,156**	11,534
Professional fees paid/payable to firms of which certain directors of the Bank are members	**200**	201
	12,227	12,882
Directors of subsidiaries		
Fees	**689**	648
Remuneration	**8,982**	7,167
Professional fees paid/payable to firms of which certain directors of subsidiaries are members	**–**	88
Less:		
Amount capitalised in fixed assets	**–**	83
Amount charged to the income statement	**–**	5
	9,671	7,820

Exceptional item

	The Group	
	2003	2002
	$'000	$'000
Restructuring costs as a result of the acquisition of Overseas Union Bank Limited	**–**	(48,065)

Dividends

	The Bank	
	2003	2002
	$'000	$'000
Dividends paid, declared and recommended in respect of the financial year ended 31 December:		
Proposed final dividend of 40 cents (2002: 25 cents) per share net of tax at 22% (2002: 22%)	**490,359**	306,463
Interim dividend of 20 cents (2002: 15 cents) per share net of tax at 22% (2002: 22%)	**245,176**	183,874
Distribution in specie of 18.8 cents per share net of tax at 22%	**–**	230,020
	735,535	720,357
Gross total dividend per share	**60.0 cents**	58.8 cents

Significant related party transactions

All related party transactions entered into by the Group are made in the ordinary course of its business and are at arm's length commercial terms. There are no significant transactions with related parties during the financial year.

CAPITAL ADEQUACY RATIOS

as at 31 December 2003

The Capital Adequacy Ratios (CAR) of the Group were computed in accordance with the guidelines issued by the Basel Committee on Banking Supervision. The Group's capital management policy is to maintain a strong capital position to support its growth, both organically and through acquisitions.

As at 31 December 2003, the Group's CAR of 18.2%, as computed under the Bank for International Settlements (BIS) guidelines, was more than twice the minimum requirement of 8% set by BIS. The increase by 2.9% points from the CAR of 15.3% as at 31 December 2002 was mainly attributable to the issue of US$1 billion 4.50% Subordinated Notes in June 2003.

	The Group	
	2003	2002
	$ million	$ million
Capital		
Tier 1 – Core capital		
Share capital	**1,572**	1,572
Disclosed reserves	**11,542**	10,956
Minority interests	**155**	150
Deduction of Goodwill	**(3,483)**	(3,684)
	9,786	8,994
Tier 2 – Supplementary capital		
Revaluation reserves on investments and properties*	**380**	349
General loan loss provisions+	**952**	920
Subordinated notes	**2,991**	1,294
	4,323	2,563
Deductions against Capital#	**(211)**	(337)
Total capital	**13,898**	11,220
Risk-weighted assets (including market risk)	**76,163**	73,574
Capital adequacy ratios		
Tier 1	**12.8%**	12.2%
Total capital	**18.2%**	15.3%

* *After discount of 55% in accordance with BIS guidelines.*

\+ *Excluding specific and earmarked provisions.*

\# *Including capital deductions for certain investments.*

as at 12 March 2004

Size of shareholdings	No. of shareholders	Percentage of shareholders	No. of shares	Percentage of shares
1 – 999	8,394	26.52	2,480,345	0.16
1,000 – 10,000	20,201	63.82	54,202,964	3.45
10,001 – 1,000,000	2,994	9.46	148,363,682	9.44
1,000,001 & above	63	0.20	1,366,664,634	86.95
	31,652	100.00	1,571,711,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 12 March 2004, approximately 79% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest shareholders	No. of shares	Percentage of shares
DBS Nominees Pte Ltd	271,385,921	17.27
Raffles Nominees Pte Ltd	193,297,017	12.30
United Overseas Bank Nominees (Private) Limited	176,642,550	11.24
Wee Investments Private Ltd	110,909,184	7.06
Citibank Nominees Singapore Pte Ltd	107,235,739	6.82
HSBC (Singapore) Nominees Pte Ltd	92,671,354	5.90
Wah Hin & Company Pte Ltd	81,221,771	5.17
Tai Tak Estates Sdn Bhd	67,445,739	4.29
Overseas Union Enterprise Limited	48,337,728	3.08
C Y Wee & Co Pte Ltd	31,645,653	2.01
Overseas Union Bank Nominees (Private) Limited	17,034,369	1.08
Wee Cho Yaw	16,390,248	1.04
Oversea-Chinese Bank Nominees Private Limited	14,263,058	0.91
Tee Teh Sdn Berhad	10,459,954	0.67
Kwan Tee Holdings Pte Ltd	9,112,892	0.58
DB Nominees (S) Pte Ltd	6,883,133	0.44
Ho Sim Guan	5,500,554	0.35
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Chew How Teck And Company (Pte) Limited	5,051,455	0.32
Estate of Low Kwang Pheng, Deceased	4,369,500	0.28
	1,275,283,579	81.16

STATISTICS OF SHAREHOLDINGS

as at 12 March 2004

Substantial shareholders	Shareholdings registered in the name of substantial shareholders No. of shares	Other shareholdings in which substantial shareholders are deemed to have an interest No. of shares	Total interest No. of shares	Total interest Percentage of shares
Lien Ying Chow	316,516	84,388,554[1]	84,705,070	5.39
Lien Ying Chow (Pte) Ltd	–	84,288,771[1]	84,288,771	5.36
Wah Hin & Company Pte Ltd	81,221,771	3,067,000[2]	84,288,771	5.36
Sandstone Capital Pte Ltd	–	84,288,771[3]	84,288,771	5.36
Wee Cho Yaw	16,390,248	208,559,557[4]	224,949,805	14.31
Wee Ee Cheong	2,794,899	145,651,011[4]	148,445,910	9.44
Wee Ee Chao	141,164	115,802,696[4]	115,943,860	7.38
Wee Ee Lim	1,606,834	145,633,758[4]	147,240,592	9.37
Wee Investments Private Ltd	110,909,021	2,071,021	112,980,042	7.19

Notes:

[1] Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 UOB shares in which Wah Hin & Company Pte Ltd has an interest.

[2] This deemed interest in 3,067,000 UOB shares arises through Sandstone Capital Pte Ltd [as referred to in Note 3(a) below].

[3] This deemed interest in 84,288,771 UOB shares comprises:

(a) deemed interest in 3,067,000 UOB shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 UOB shares held by Wah Hin & Company Pte Ltd.

[4] Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

Notice is hereby given that the **Sixty-Second Annual General Meeting** of members of the Company will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 29 April 2004 at 12.00 noon to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2003.

Resolution 2 To declare a final dividend of 40% (40 cents per share) less 20% income tax for the year ended 31 December 2003.

Resolution 3 To approve Directors' fees of $618,750 for 2003 (2002: $658,750).

Resolution 4 To appoint Messrs Ernst & Young as auditors of the Company in place of the retiring auditors, Messrs PricewaterhouseCoopers and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Sim Wong Hoo.

Resolution 6 Prof Lim Pin.

Resolution 7 Mrs Margaret Lien Wen Hsien.

Resolution 8 Mr Ng Boon Yew.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

Resolution 9 "THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Wee Cho Yaw be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 10 (a) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme ("the 1999 Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the 1999 Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."

Resolution 11 (b) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

Notes to Resolutions 4, 5, 6, 9, 10 and 11

Resolution 4 – The Audit Committee has nominated Messrs Ernst & Young for appointment as the Company's auditors for the financial year 2004. A shareholder has also nominated Messrs Ernst & Young as auditors in place of the retiring auditors, Messrs PricewaterhouseCoopers. A copy of the shareholder's notice is reproduced on the page following this Notice of Annual General Meeting.

Resolution 5 is to re-elect Mr Sim Wong Hoo who is an independent member of the Nominating Committee.

Resolution 6 is to re-elect Prof Lim Pin who is an independent member of the Nominating and Remuneration Committees.

Resolution 9 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee, and a non-independent member of the Nominating Committee.

Resolution 10 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme ("the 1999 Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999. A copy of the Regulations of the 1999 Scheme is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 11 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 5 April 2004

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.

大華銀行托管
UNITED OVERSEAS BANK NOMINEES
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

United Overseas Bank Nominees (Private) Limited
156 Cecil Street #08-03, FEB Building, Singapore 069544
Tel (65) 6533 9898 **Fax** (65) 6226 3048

6 February 2004

The Board of Directors
United Overseas Bank Limited
Singapore

Dear Sirs

NOTICE OF NOMINATION OF AUDITORS

Pursuant to Section 205 of the Companies Act, Chapter 50 we, United Overseas Bank Nominees (Private) Limited of 80 Raffles Place, UOB Plaza, Singapore 048624, being a shareholder of United Overseas Bank Limited ("UOB") hereby nominate Messrs Ernst & Young, Certified Public Accountants, Singapore, of 10 Collyer Quay, #21-01 Ocean Building, Singapore 049315 for appointment as auditors of UOB in place of the retiring auditors, Messrs PricewaterhouseCoopers, at the forthcoming Annual General Meeting of UOB.

Yours faithfully
for UNITED OVERSEAS BANK NOMINEES (PRIVATE) LIMITED

Kuek Tong Au
Director

PROXY FORM

UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 193500026Z

IMPORTANT
1 The Summary Financial Report 2003 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3 CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ____ (Name)

of ____ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

and/or*

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy to attend and to vote for me/us on my/our behalf at the Sixty-Second Annual General Meeting of the Company to be held at the Penthouse, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 29 April 2004 at 12.00 noon and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
1	Financial Statements, Directors' Report and Auditors' Report		
2	Final dividend		
3	Directors' fees		
4	Auditors and their remuneration		
5	Re-election (Mr Sim Wong Hoo)		
6	Re-election (Prof Lim Pin)		
7	Re-election (Mrs Margaret Lien Wen Hsien)		
8	Re-election (Mr Ng Boon Yew)		
9	Re-appointment (Mr Wee Cho Yaw)		
10	Authority to issue shares (Share Option)		
11	Authority to issue shares (General)		

Dated this __________ day of ________________ 2004

Shares in:	No. of shares
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st FOLD

2nd FOLD

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

REQUEST FORM

UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 193500026Z

5 April 2004

Dear Shareholder

This notice accompanies a copy of our Summary Financial Report ("SR") for the financial year ended 31 December 2003 ("FY2003"). The SR contains a review of the UOB Group, the directors' report and a summary of the audited financial statements of the UOB Group for FY2003. The full financial statements and the auditors' report on the full financial statements of the UOB Group for FY2003 are set out in the Annual Report ("AR") which is a separate report available to shareholders at no cost upon request. The AR will also be available on our website at www.uobgroup.com.

We will continue to send you a copy of the SR for as long as you are a shareholder, unless you indicate otherwise.

If you wish to receive a copy of the AR for FY2003 and for future financial years, please complete the Request Form below and return it to us **no later than 19 April 2004.**

If you are receiving this SR for the first time or you did not respond previously or you wish to change any previous request, you may indicate your wishes by ticking the appropriate box in the Request Form below and returning it to us **by 19 April 2004. If we do not receive your Request Form, it would indicate that you do not wish to receive the AR for FY2003 and for future financial years, or that there is no change to your previous request.**

Your latest request will supersede the earlier requests received by us.

Yours faithfully

Mrs Vivien Chan
Secretary

REQUEST FORM

To: United Overseas Bank Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

☐ Please send me/us the Annual Report for FY2003.

☐ I/We do not wish to receive the Annual Report and the Summary Financial Report for as long as I am/we are shareholder(s).

☐ I/We wish to receive the Annual Report and the Summary Financial Report for as long as I am/we are shareholder(s).

Name(s) of Shareholder(s): ______________________________

NRIC/Passport* Number(s): ______________________________

Address: ______________________________

____

The shares are held by me under or through:

☐ CDP Securities Account Number+ | 1 | 6 | 8 | 1 | – | | | | | – | | | | |

☐ CPFIS Account#

☐ Physical scrips

Signature(s): ______________________________ Date: ______________

* *Please delete where inapplicable.*

\+ *This applies only if your shares are registered with The Central Depository (Pte) Limited.*

\# *Please note that if your shares are held under CPFIS, you will be included under the first option only.*

1st FOLD

2nd FOLD

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07400

United Overseas Bank Limited
c/o The Central Depository (Pte) Limited
4 Shenton Way, #02-01, SGX Centre 2
Singapore 068807

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.



UNITED OVERSEAS BANK LIMITED

HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624

Telephone (65) 6533 9898
Facsimile (65) 6534 2334
Website www.uobgroup.com

CIRCULAR DATED 5 APRIL 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	27 April 2004 at 12.15 p.m.
Date and time of Extraordinary General Meeting	:	29 April 2004 at 12.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Second Annual General Meeting of UOB to be held at 12.00 noon on the same day and at the same place).
Place of Extraordinary General Meeting	:	The Penthouse of UOB 80 Raffles Place 61st Storey UOB Plaza 1 Singapore 048624.

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"**Banking Act**"	:	Banking Act, Chapter 19 of Singapore.
"**CDP**"	:	The Central Depository (Pte) Limited.
"**Companies Act**"	:	Companies Act, Chapter 50 of Singapore.
"**Directors**"	:	The Directors of UOB for the time being.
"**EGM**"	:	The extraordinary general meeting of UOB, notice of which is set out on pages 14 to 15 of this Circular.
"**Latest Practicable Date**"	:	The latest practicable date prior to the printing of this Circular, being 19 March 2004.
"**Listing Manual**"	:	The listing manual of the SGX-ST.
"**Market Day**"	:	A day on which the SGX-ST is open for trading of securities.
"**MAS**"	:	The Monetary Authority of Singapore.
"**NTA**"	:	Net tangible assets.
"**ROE**"	:	Return on equity.
"**Securities Account**"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"**SGX-ST**"	:	Singapore Exchange Securities Trading Limited.
"**Share Options**"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.
"**Shareholders**"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"**Shares**"	:	Ordinary shares of S$1.00 each in the capital of the Company.
"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Group**" or the "**Group**"	:	UOB and its subsidiaries.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent**"	:	Per centum or percentage.

The terms "**Depositor**" and "**Depository Agent**" shall have the meanings ascribed to them respectively in Section 130A the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

Board of Directors:

Wee Cho Yaw *(Chairman & Chief Executive Officer)*
Wee Ee Cheong *(Deputy Chairman & President)*
Koh Beng Seng *(Deputy President)*
Ngiam Tong Dow
Prof Cham Tao Soon
Ernest Wong Yuen Weng
Wong Meng Meng
Sim Wong Hoo
Philip Yeo Liat Kok
Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Ng Boon Yew

Registered Office:

80 Raffles Place
UOB Plaza
Singapore 048624

5 April 2004

To : The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors of UOB are convening the EGM to be held on 29 April 2004 to seek Shareholders' approval for the proposed share purchase mandate.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

1.3 **SGX-ST**. The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED SHARE PURCHASE MANDATE

2.1 **Proposed Share Purchase Mandate**. The proposed general mandate (the "**Share Purchase Mandate**") to be given for the purchase or acquisition by UOB of its issued Shares allows UOB to purchase or acquire its issued Shares at any time during the duration and on the terms of the Share Purchase Mandate. Under the Companies Act, shareholders' approval is required before a company can purchase or otherwise acquire its own issued shares. Accordingly, approval is being sought from Shareholders at the EGM for the proposed Share Purchase Mandate. A resolution will be proposed as an Ordinary Resolution pursuant to which the Share Purchase Mandate will be given to the Directors to exercise all powers of UOB to purchase or otherwise acquire its issued Shares on the terms of the Share Purchase Mandate.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available, working capital requirements and gearing positions of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for the Share Purchase Mandate is to afford UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner; and

(c) improve ROE, which is one of the key objectives of UOB.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

2.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by UOB is limited to that number of Shares representing 5 per cent of the issued Shares of UOB as at the date of EGM at which the Share Purchase Mandate is approved (the "**Approval Date**"). Only Shares which are issued and fully paid-up may be purchased or acquired by UOB.

As at the Latest Practicable Date, the issued share capital of UOB comprised 1,571,711,625 Shares. As at the Latest Practicable Date, there were outstanding and remaining Share Options held by executives of the UOB Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 4,394,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,571,711,625 Shares in issue as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of outstanding Share Options on or prior to the EGM, not more than 78,585,581 Shares (representing 5 per cent of the Shares in issue as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the 5 per cent limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full 5 per cent as authorised, or at all. In particular, no purchase or acquisition of the Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of UOB.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act, as they consider fit in the interests of UOB in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883 (2), (3) (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and "**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds**. UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of the UOB Group would be materially adversely affected.

2.5 **Reporting Requirements**. Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

2.6 **Status of Purchased Shares**. Under current law, a Share purchased or acquired by UOB is deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to the Share will expire on cancellation.

2.7 **Financial Effects**. The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time.

Purely for illustrative purposes only, and based on the existing issued and paid-up ordinary share capital of UOB as at the Latest Practicable Date, the purchase by UOB of 5 per cent of its issued Shares will result in the purchase or acquisition of 78,585,581 Shares.

Assuming that UOB purchases or acquires the 78,585,581 Shares at the Maximum Price, the maximum amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,132,418,222.21 based on S$14.41 for one Share (being the price equivalent to 5 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,185,856,417.29 based on S$15.09 for one Share (being the price equivalent to 10 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

For illustrative purposes only, on the basis of the assumptions set out above as well as the following:

(i) the Share Purchase Mandate had been effective on 1 January 2003 and UOB had purchased 78,585,581 Shares on 1 January 2003;

(ii) 48,000 Shares which are issued pursuant to the exercise of Share Options between 31 December 2003 and the Latest Practicable Date had been issued on 1 January 2003;

(iii) no issuance of Shares from the exercise of Share Options after the Latest Practicable Date;

(iv) UOB had purchased or acquired 78,585,581 Shares (representing 5 per cent of the Shares in issue as at the Latest Practicable Date); and

(v) the purchase consideration is funded by UOB from excess funds hitherto deployed in the interbank market with an effective yield of 0.69 per cent before tax, being the average monthly interbank one-month offer rate, and the tax rate is assumed to be 22 per cent,

the financial effects on the audited financial accounts of the Group for the financial year ended 31 December 2003 would have been as follows:

(I) Market Purchases of 5 per cent at 105 per cent of the Average Closing Price of the Shares

	Group	
	Before Share Purchases[1]	**After Share Purchases**
As at 31 December 2003		
Total Shareholders' Funds (S$'000)	13,282,654	12,144,141
Number of issued and paid-up Shares ('000)	1,571,712	1,493,126
Weighted average number of issued and paid-up Shares ('000)	1,571,675[2]	1,493,089
Net profit attributable to Shareholders (S$'000)	1,202,086	1,195,991
Financial Ratios		
NTA per Share (S$)	6.24[3]	5.80
Earnings per Share – Basic (S$)	0.76	0.80
ROE (%)	9.3	10.2
Capital Adequacy Ratio – BIS (%)	18.2[3]	16.8

(II) Off-Market Purchases of 5 per cent at 110 per cent of the Average Closing Price of the Shares

	Group	
	Before Share Purchases[1]	**After Share Purchases**
As at 31 December 2003		
Total Shareholders' Funds (S$'000)	13,282,654	12,090,415
Number of issued and paid-up Shares ('000)	1,571,712	1,493,126
Weighted average number of issued and paid-up Shares ('000)	1,571,675[2]	1,493,089
Net profit attributable to Shareholders (S$'000)	1,202,086	1,195,704
Financial Ratios		
NTA per Share (S$)	6.24[3]	5.76
Earnings per Share – Basic (S$)	0.76	0.80
ROE (%)	9.3	10.2
Capital Adequacy Ratio – BIS (%)	18.2[3]	16.7

Notes:

(1) Including the 48,000 Shares issued at S$12.90 between 31 December 2003 and the Latest Practicable Date.

(2) Based on weighted average number of ordinary shares in issue for computation of basic EPS.

(3) Not audited.

Shareholders should note that the financial effects set out above are based on the audited financial statements of the Group for the financial year ended 31 December 2003 and are for illustrative purposes only. The results of the Group for the financial year ended 31 December 2003 may not be representative of future performance.

2.8 **Listing Status of the Shares**. The Listing Manual requires a listed company to ensure that at least 10 per cent of equity securities (excluding preference shares and convertible equity securities) must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as the associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 79.0 per cent of the issued Shares are held by public shareholders. Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares up to the full 5 per cent limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity.

2.9 **Shareholding Limits**. The Banking Act provides, *inter alia*, that, on or after the appointed day (defined in the Banking Act to mean 18 July 2001, being the date of the commencement of the Banking (Amendment) Act 2001):

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of 5% or more of the nominal amount of all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller or a 20% controller of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

Under current law, UOB's issued ordinary share capital will be diminished by the total nominal amount of Shares purchased or acquired by UOB and accordingly, the shareholding percentage of a shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued capital of UOB immediately following any purchase or acquisition of shares will increase correspondingly.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act are advised to seek the prior approval of the MAS to continue to hold, on such terms as may be imposed by the MAS, the Shares representing the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

2.10 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

2.10.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, the proportionate interest in the voting capital of UOB of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of UOB and become obliged to make an offer under Rule 14 of the Take-over Code.

2.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv); and

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 of the Take-over Code.

2.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent or more, or in the event that such Directors and their concert parties hold between 30 per cent and 50 per cent of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1 per cent in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 of the Take-over Code if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent or more, or, if such Shareholder holds between 30 per cent and 50 per cent of UOB's voting rights, the voting rights of such Shareholder would increase by more than 1 per cent in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

3.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options as recorded in the Register of Directors' shareholdings are as follows:

	Number of Shares				
Director	**Shareholdings Registered in the Name of Directors**	**%[1]**	**Shareholdings in which Directors are Deemed to have an Interest**	**%[1]**	**Number of new Shares comprised in outstanding options granted pursuant to the UOB Share Option Scheme**
Wee Cho Yaw	16,390,248	1.04	211,308,142	13.44	–
Wee Ee Cheong	2,794,899	0.18	145,685,251	9.27	–
Koh Beng Seng	–	–	–	–	50,000
Ngiam Tong Dow	–	–	8,600	NM[2]	–
Prof Cham Tao Soon	–	–	6,520	NM[2]	–
Ernest Wong Yuen Weng	50,000	NM[2]	–	–	–
Wong Meng Meng	–	–	–	–	–
Sim Wong Hoo	–	–	–	–	–
Philip Yeo Liat Kok	–	–	–	–	–
Tan Kok Quan	–	–	100,038	NM[2]	–
Prof Lim Pin	–	–	–	–	–
Mrs Margaret Lien Wen Hsien	99,783	NM[2]	84,605,287	5.38	–
Ng Boon Yew	–	–	5,280	NM[2]	–

<u>Notes</u>:

[1] Based on the issued share capital of UOB of S$1,571,711,625 comprising 1,571,711,625 Shares as at the Latest Practicable Date.

[2] Not Meaningful.

3.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
	Shareholdings Registered in the Name of Substantial Shareholder		Other shareholdings in which Substantial Shareholders are Deemed to have an Interest		Total Interest	
Substantial Shareholder	**No. of Shares**	**%**	**No. of Shares**	**%**	**No of Shares**	**%**
Lien Ying Chow	316,516	0.02	84,388,554[(1)]	5.37	84,705,070	5.39
Lien Ying Chow (Pte) Ltd	–	–	84,288,771[(1)]	5.36	84,288,771	5.36
Wah Hin & Company Pte Ltd	81,221,771	5.17	3,067,000[(2)]	0.20	84,288,771	5.36
Sandstone Capital Pte Ltd	–	–	84,288,771[(3)]	5.36	84,288,771	5.36
Wee Cho Yaw	16,390,248	1.04	208,559,557[(4)]	13.27	224,949,805	14.31
Wee Ee Cheong	2,794,899	0.18	145,651,011[(4)]	9.27	148,445,910	9.44
Wee Ee Chao	141,164	0.01	115,802,696[(4)]	7.37	115,943,860	7.38
Wee Ee Lim	1,606,834	0.10	145,633,758[(4)]	9.27	147,240,592	9.37
Wee Investments Private Ltd	110,909,021	7.06	2,071,021	0.13	112,980,042	7.19

Notes:

(1) Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 84,288,771 Shares in which Wah Hin & Company Pte Ltd has an interest.

(2) This deemed interest in 3,067,000 Shares arises through Sandstone Capital Pte Ltd (as referred to in Note 3(a) below).

(3) This deemed interest in 84,288,771 Shares comprises:

(a) deemed interest in 3,067,000 Shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 Shares held by Wah Hin & Company Pte Ltd.

(4) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 Shares.

4. DIRECTORS' RECOMMENDATION

The Directors are of the opinion that the proposed Share Purchase Mandate is in the best interests of UOB. Accordingly, they recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed Share Purchase Mandate.

5. EXTRAORDINARY GENERAL MEETING

5.1 **EGM.** The EGM, notice of which is set out on pages 14 to 15, will be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey UOB Plaza 1, Singapore 048624 on 29 April 2004 at 12.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Second Annual General Meeting of UOB to be held at 12.00 noon on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modification the Ordinary Resolution set out in the Notice of EGM.

5.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company Secretary, 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in the Circular misleading.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB; and

(b) the annual report of UOB for the financial year ended 31 December 2003.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Executive Officer

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited ("**UOB**") will be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey UOB Plaza 1, Singapore 048624 on 29 April 2004 at 12.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Second Annual General Meeting of UOB to be held at 12.00 noon on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution as an Ordinary Resolution:

Ordinary Resolution

Resolved that:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of United Overseas Bank Limited (the "**Company**") of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$1.00 each fully paid in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Maximum Limit**" means that number of Shares representing 5 per cent of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 5 April 2004

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary, 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 19 March 2004 (the "**Latest Practicable Date**"), the purchase by the Company of 5 per cent of its issued Shares will result in the purchase or acquisition of 78,585,581 Shares.

   Assuming that the Company purchases or acquires the 78,585,581 Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) in the case of market purchases of Shares, S$1,132,418,222.21 based on S$14.41 for one Share (being the price equivalent to 5 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

   (b) in the case of off-market purchases of Shares, S$1,185,856,417.29 based on S$15.09 for one Share (being the price equivalent to 10 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and its subsidiaries for the financial year ended 31 December 2003, based on these assumptions, are set out in paragraph 2.7 of the Circular to Shareholders dated 5 April 2004.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

IMPORTANT
1. This Circular is sent to CPF investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM — FOR EXTRAORDINARY GENERAL MEETING

I/We ______________________________ *(Name)*

of ______________________________ *(Address)*

being a member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name	**NRIC/Passport Number**	**Proportion of Shareholding**	
		No. of shares	**%**
Address			

and/or*

Name	**NRIC/Passport Number**	**Proportion of Shareholding**	
		No. of shares	**%**
Address			

** Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey UOB Plaza 1, Singapore 048624 on 29 April 2004 at 12.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Second Annual General Meeting of UOB to be held at 12.00 noon on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

Ordinary Resolution	**For**	**Against**
To approve the proposed Share Purchase Mandate		

Dated this _________ day of _______________ 2004

Shares In:	**No. of Shares**
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 not less than 48 hours before the time appointed for the Meeting.

5. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

This page has been intentionally left blank.

Printed by Central Printers Pte Ltd

82-2941

UNITED OVERSEAS BANK LIMITED

ANNUAL REPORT 2003

ARIS
12-31-03


Growing with you

CONTENTS

All figures in this Annual Report are in Singapore dollars unless otherwise specified.

[illegible] We work as a team to create winning solutions for our customers and colleagues.

[illegible] We go the extra mile to exceed the expectations of our customers and colleagues.

[illegible] We value feedback and ideas and maintain open channels of communication.

[illegible] We leave no stone unturned in our quest for excellence and quality service.

Growing with you

The launch of our SPOT value drivers in 2003 is an important milestone in our journey towards being a premier bank in Asia-Pacific. SPOT – the acronym for Supportive, Proactive, Open and Thorough – is the driving force that will deliver our promise to help our customers grow their wealth, our shareholders grow their returns, and our employees grow their aspirations. Our goal is simple. When you grow, we grow.

OUR MISSION

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.

248 offices around the world

Singapore **63** ◦ Philippines **67** ◦ Malaysia **39** ◦ Thailand **36** ◦ Indonesia **11** ◦ China **8** ◦ Hong Kong **6** ◦ USA **4** ◦ Taiwan **3** ◦ Australia **2** ◦ Brunei **2** ◦ Canada **1** ◦ France **1** ◦ Japan **1** ◦ Myanmar **1** ◦ South Korea **1** ◦ United Kingdom **1** ◦ Vietnam **1**



United Overseas Bank (UOB) is a leading bank in Singapore with an international network that comprises 248 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America.

It has a banking subsidiary, Far Eastern Bank, in Singapore, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries: personal financial services, private banking, trust services, commercial and corporate banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings.

UOB's total card base of more than 1.2 million firmly places it in the top position in credit and Visa debit cards in Singapore. UOB is the market leader in loans to small and medium-sized enterprises and a recognised leader in the personal loans business. Its fund management arm, UOB Asset Management, has the distinction of being Singapore's most awarded fund manager.

Through other subsidiaries and associates, UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

In 2003, UOB was again awarded recognition by leading publications, organisations and the investment community. They include: The Bank Of The Year – Singapore (The Banker), Best Local Bank – Singapore (FinanceAsia), Most Progress In Investor Relations (Investor Relations Magazine), and Most Valuable Singapore Brand (International Enterprise Singapore).

	The Group		
	2003	2002	Increase/ decrease
Profit for the year ($'000)			
Profit before tax	**1,608,328**	1,375,587	16.9%
Net profit after tax	**1,202,086**	1,005,935	19.5%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net of provisions)	**59,296,556**	58,884,007	0.7%
Customer deposits	**69,862,961**	67,918,581	2.9%
Total assets	**113,446,399**	107,430,134	5.6%
Shareholders' funds	**13,282,035**	12,612,605	5.3%
Financial ratios			
Basic earnings per share (cents)			
– Including goodwill amortisation	**76.5**	64.0	19.5%
– Excluding goodwill amortisation	**89.3**	76.5	16.7%
Return on average shareholders' funds (ROE) (%)			
– Including goodwill amortisation	**9.3**	7.9	1.4% points
– Excluding goodwill amortisation	**10.9**	9.5	1.4% points
Return on average total assets (ROA) (%)			
– Including goodwill amortisation	**1.10**	0.91	0.19% point
– Excluding goodwill amortisation	**1.29**	1.09	0.20% point
Expense to income ratio (%)	**34.7**	35.4	-0.7% point
Dividend rates (%)			
– Interim	**20.0**	15.0	5.0% points
– Special dividend in specie	**–**	18.8	-18.8% points
– Final	**40.0**	25.0	15.0% points
Net asset value per share ($)	**8.45**	8.03	5.2%
Capital adequacy ratios (BIS) (%)			
– Tier 1 capital	**12.8**	12.2	0.6% point
– Total capital	**18.2**	15.3	2.9% points



Wee Cho Yaw
Chairman & Chief Executive Officer

2003 performance and dividend

Singapore started 2003 on a cautious note, tempered by war clouds looming over Iraq. As events turned out, the impact of the Iraqi war was overshadowed by the Severe Acute Respiratory Syndrome (SARS) outbreak in Asia. The outbreak drove regional economies into a tailspin in the second quarter of the year. As international visitors shunned the region, Singapore's tourism industry, which contributes about 5.7% of national GDP, crashed. Fortunately, SARS subsided as quickly as it had surfaced and the economy rebounded strongly in the last quarter of the year. Singapore closed 2003 with a GDP growth of 1.1%.

Notwithstanding the effects of the Iraqi war and SARS, the UOB Group achieved a record after-tax profit of $1.2 billion for the year (2002: $1.0 billion). This was a 19.5% improvement over the previous year, and raised our return on average shareholders' funds (ROE) from 7.9% to 9.3%.

The better performance was attributable to higher operating income of $3.2 billion (2002: $3.0 billion) and lower provisions of $362 million (2002: $465 million). Despite the highly competitive environment, we were able to maintain our overall average interest margin at 2.25% (2002: 2.22%) as the result of a strategy to aggressively manage our cost of funds. Improvements in work processes and cost control measures helped to reduce the total expense to income ratio from 35.4% to 34.7%.

During the year, the Group's total assets rose 5.6%, from $107.4 billion to $113.4 billion, and shareholders' funds increased by 5.3% to $13.3 billion (2002: $12.6 billion). Loans grew by 0.7% to $59.3 billion (2002: $58.9 billion), while non-bank deposits grew by 2.9% to $69.9 billion (2002: $67.9 billion). Our Non-Performing Loans (NPLs) stood at $5.2 billion at the end of 2003 (2002: $5.7 billion), and the ratio of NPLs to gross loans was reduced from 9.0% to 8.1%.

In line with our strategy to focus on growing our overseas business, the International sector performed well, with profit after tax increasing by 18.4%. Overseas contribution increased from 22.0% to 24.4%. The United Overseas Bank (Malaysia) group recorded an after-tax profit of $160.1 million, representing a 22.5% improvement over its 2002 profit. UOB Radanasin Bank, our banking subsidiary in Thailand since 1999, achieved its first profit of $3.7 million on the back of a strong Thai economy. Conversely, PT Bank UOB Indonesia witnessed a drop in profit to $11.6 million because of declining interest spread. United Overseas Bank Philippines, which continued to be plagued by disputes with minority shareholders, was able to reduce its loss from $34.1 million to $19.7 million.

The Group has launched a 'Growth' brand platform based on the premise that our primary objective is to help all our customers grow their financial strength. To deliver this growth promise, our staff members pledged their commitment to being supportive, proactive, open and thorough in all our customer interactions.

Volatility in the money market coupled with a low interest rate environment created a difficult trading climate, but Global Treasury was able to offset this through better performance in structured products. By the end of the year, UOB was among Asia's leading banks in the structuring and management of Collateralised Debt Obligations (CDOs). The Asset Management sector had a better year, with pre-tax profit rising to $149 million as a consequence of gains from the sale of some of our CDOs and investments in the robust equity markets at the end of the year.

Among our Singapore subsidiaries, Far Eastern Bank was affected by the poor business environment. Its after-tax profit fell from $7.2 million in 2002 to $6.6 million in 2003.

The United Overseas Insurance group achieved an after-tax profit of $9.9 million against $6.3 million in 2002.

The Group's Capital Adequacy Ratio (CAR) stood at 18.2% (2002: 15.3%), with Tier 1 ratio at 12.8% (2002: 12.2%).

The UOB Board proposes that $400 million be transferred to reserves, and recommends a final dividend of 40% (40 cents per share) less 20% income tax. Together with the interim dividend of 20 cents, the total dividend for 2003 would amount to 60% (60 cents per share).

Corporate developments

With the twin objectives of diversifying our investor base and setting a benchmark for our credit rating, UOB decided to issue US$500 million 4.50% 10-year Subordinated Notes due 2013. Completed in 14 hours of book building, the issue was 10 times subscribed. As a result of the overwhelming response, the issue was raised to US$1 billion. The Subordinated Notes issue has not only increased our Tier 2 capital; it has also confirmed international investor confidence in the Group.

During the year, the Monetary Authority of Singapore announced a two-year extension for the divestment of non-core business activities by the local banks. This means that the Bank will have to reduce its shareholdings in United Overseas Land, Overseas Union Enterprise and Hotel Negara by July 2006. Management is in talks with several financial advisers as to the best win-win formula for the shareholders of the Bank and the non-core companies.

Our continuous efforts to improve efficiency and, at the same time, reduce costs crossed a major milestone in 2003 when we successfully hubbed our Hong Kong operations to Singapore through the latest information technology tools. The cross-over was smooth and we intend to hub our other regional operations progressively.

2004 prospects

The general consensus is that 2004 should be a better year for the world economy, barring catastrophic acts of terrorism. There is optimism that the US will enjoy strong growth, this being a presidential election year. While fears have been expressed about a Chinese bubble, China continues to attract huge foreign investments and, coupled with the government's expressed determination to control over-heating of the economy, the country is likely to remain the major locomotive for the region. The Indian economy is also growing from strength to strength, while Japan's long recession has bottomed out. In Singapore, the government has predicted a GDP growth of between 3.5% and 5.5%.

The Group intends to maximise business opportunities in the better economic environment. In late 2003, the Group launched our 'Growth' brand platform based on the premise that our primary objective is to help all our customers grow their financial strength. To deliver this growth promise, our staff members pledged their commitment to being supportive, proactive, open and thorough in all our customer interactions.

Wealth management will form the core of our personal banking services, with different products to suit the investment needs of the high networth and the affluent individuals. As the biggest credit and debit card issuer in Singapore, we already play a dominant role in the individual financial services business. We will build upon our strength in Singapore to expand our card business in Malaysia, Thailand and Hong Kong, as well as to introduce more innovative products to our customers throughout the region.

For the small and medium-sized enterprises and bigger corporate organisations, we intend to further enhance our value added products and services to help them grow their businesses. These include Business Internet Banking, Structured Trade & Commodity Finance, money market instruments, and a system of Global Relationship Management which ensures that customers' aspirations and financial needs in Singapore and overseas are catered to by a team of dedicated officers.

To expand our regional reach, we will focus both on organic growth as well as teaming up with indigenous financial institutions. In Thailand, for example, even as we expand UOB Radanasin Bank's commercial and investment banking services, we will look for mergers and acquisition opportunities arising from the government's banking consolidation efforts.

China's fast growing economy and gradual liberalisation of its financial sector offer business opportunities as well as challenges. We will continue to grow our business activities through our branch network in Greater China and strategic alliances with compatible partners.

Acknowledgements

I thank my fellow Directors for their invaluable guidance and wise counsel, and management and staff members for their commitment and hard work. I also wish to record my appreciation to all our shareholders and customers for their continued support.

Wee Cho Yaw
Chairman & Chief Executive Officer
February 2004

Group total income

Net interest income

2003: $2,071 million ■ -2.7%
2002: $2,128 million

Non-interest income

2003: $1,089 million □ +20.2%
2002: $906 million


$ million
3500
2800
2100
1400
700
0

		1999	2000	2001	2002	2003
■	$	1,133	1,198	1,429	2,128	**2,071**
	US$	680	692	772	1,226	**1,217**
□	$	655	704	795	906	**1,089**
	US$	393	406	429	522	**640**

■ Net interest income □ Non-interest income

Group net profit after tax

2003: $1,202 million ■ +19.5%
2002: $1,006 million


$ million
1250
1000
750
500
250
0

	1999	2000	2001	2002	2003
$	760	913	925	1,006	**1,202**
US$	456	527	500	579	**707**

Group earnings per share

Including goodwill amortisation

2003: 76.5 cents ■ +19.5%
2002: 64.0 cents

Excluding goodwill amortisation

2003: 89.3 cents □ +16.7%
2002: 76.5 cents


cents
90
75
60
45
30
15
0

		1999	2000	2001	2002	2003
■	¢	72.4	86.8	77.3	64.0	**76.5**
	US¢	43.4	50.1	41.8	36.9	**45.0**
□	¢	72.4	86.8	81.3	76.5	**89.3**
	US¢	43.4	50.1	43.9	44.1	**52.5**

■ Including goodwill amortisation □ Excluding goodwill amortisation

Note:

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from 2003, the financial statements of the Group, including the comparative figures, are prepared in accordance with Singapore Financial Reporting Standards (FRS).

Where applicable, figures/ratios in this section have been adjusted for impact of adopting FRS 10: Events After the Balance Sheet Date with effect from 2000, for impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities with effect from 2001, and for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets with effect from 2002.

Group return on average shareholders' funds (ROE)

Including goodwill amortisation
2003: 9.3% ■ +1.4% points
2002: 7.9%

Excluding goodwill amortisation
2003: 10.9% □ +1.4% points
2002: 9.5%


%
14
13
12
11
10
9
8
7

	1999	2000	2001	2002	2003
-●-	12.6%	13.5%	10.8%	7.9%	**9.3%**
-○-	12.6%	13.5%	11.3%	9.5%	**10.9%**
-◍-	10.6%	12.1%	9.6%	7.8%	**8.5%**

-●- Including goodwill amortisation -○- Excluding goodwill amortisation -◍- Average rate (including goodwill amortisation) of major local bank groups

Group return on average total assets (ROA)

Including goodwill amortisation
2003: 1.10% ■ +0.19% point
2002: 0.91%

Excluding goodwill amortisation
2003: 1.29% □ +0.20% point
2002: 1.09%


%
1.5
1.3
1.1
0.9
0.7

	1999	2000	2001	2002	2003
-●-	1.4%	1.5%	1.2%	0.9%	**1.1%**
-○-	1.4%	1.5%	1.2%	1.1%	**1.3%**
-◍-	1.2%	1.4%	1.0%	0.8%	**0.9%**

-●- Including goodwill amortisation -○- Excluding goodwill amortisation -◍- Average rate (including goodwill amortisation) of major local bank groups

Dividends

Dividend payment
2003: $748 million ■ +3.9%
2002: $720 million

Dividend cover
2003: 1.6 times
2002: 2.1 times


$ million
800
600
400
200
0
45%#
40%
40%
58.8%##
60%
8
6
4
2
0
times

		1999	2000	2001	2002	2003
■	$	416	316	426	720	**748+**
	US$	250	183	230	415	**440**
-○-	times	5.0*	2.9	2.2	2.1**	**1.6**

■ Dividend payment -○- Dividend cover □ Dividend rate

* *Dividend cover is 1.8 times if the special tax exempt bonus dividend is included.*

** *Dividend cover is 1.4 times if the special dividend in specie of 18.8% is included.*

\# *Includes special tax exempt bonus dividend of 25%.*

\#\# *Includes special dividend in specie of 18.8%.*

\+ *Comprising interim dividend of 20% less 22% income tax and proposed final dividend of 40% less 20% income tax. As announced in the Budget on 27 February 2004, the Singapore corporate income tax rate is reduced to 20% with effect from the financial year beginning 1 January 2004. The old tax rate of 22% was used in the financial statements for the financial year ended 31 December 2003, which were issued on 20 February 2004.*

Honorary Life Counsellor
Dr Lien Ying Chow

Board of Directors
Mr Wee Cho Yaw *(Chairman & Chief Executive Officer)*
Mr Wee Ee Cheong *(Deputy Chairman & President)*
Mr Koh Beng Seng *(Deputy President)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Executive Committee
Mr Wee Cho Yaw *(Chairman)*
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow
Prof Cham Tao Soon

Audit Committee
Mr Ernest Wong Yuen Weng *(Chairman)*
Mr Philip Yeo Liat Kok
Prof Cham Tao Soon
Mr Tan Kok Quan

Nominating Committee
Mr Wong Meng Meng *(Chairman)*
Mr Wee Cho Yaw
Mr Sim Wong Hoo
Prof Cham Tao Soon
Prof Lim Pin

Remuneration Committee
Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary
Mrs Vivien Chan

Share Registrar
Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Mr Chua Kim Chiu
(Appointed on 2 August 2002)

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number: 193500026Z
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations
80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4423
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

BOARD OF DIRECTORS



Mr Wee Cho Yaw *Chairman & Chief Executive Officer*



Mr Wee Ee Cheong *Deputy Chairman & President*



Mr Koh Beng Seng *Deputy President*

Group assets
2003: $113,446 million ■ +5.6%
2002: $107,430 million



120000
100000
80000
60000
40000
20000
0
$ million
1999 2000 2001 2002 2003
$ 56,774 66,324 113,888 107,430 113,446
US$ 34,068 38,293 61,528 61,887 66,702

Group customer loans
2003: $59,297 million ■ +0.7%
2002: $58,884 million



70000
60000
50000
40000
30000
20000
10000
0
$ million
1999 2000 2001 2002 2003
$ 27,259 30,045 60,892 58,884 59,297
US$ 16,357 17,347 32,897 33,921 34,864

Group customer deposits
2003: $69,863 million ■ +2.9%
2002: $67,919 million



75000
60000
45000
30000
15000
0
$ million
1999 2000 2001 2002 2003
$ 40,728 43,406 74,452 67,919 69,863
US$ 24,439 25,061 40,223 39,126 41,077

Group loans/deposits ratio
2003: 84.9% ■ -1.8% points
2002: 86.7%



90
80
70
60
50
40
%
1999 2000 2001 2002 2003
66.9% 69.2% 81.8% 86.7% 84.9%

FINANCIAL HIGHLIGHTS

Group shareholders' funds

2003: $13,282 million ■ +5.3%
2002: $12,613 million



$ million
15000
12000
9000
6000
3000
0

	1999	2000	2001	2002	**2003**
$	6,191	6,968	12,717	12,613	**13,282**
US$	3,715	4,023	6,870	7,266	**7,809**

Group capital adequacy ratios (BIS)

Total capital

2003: 18.2% ■ +2.9% points
2002: 15.3%

Tier 1 capital

2003: 12.8% □ +0.6% point
2002: 12.2%



%
22
20
18
16
14
12
10

	1999	2000	2001	2002	**2003**
-●-	21.7%	19.8%	18.5%	15.3%	**18.2%**
-O-	18.6%	17.1%	11.8%	12.2%	**12.8%**

-●- Total capital -O- Tier 1 capital

Group total non-performing loans (NPLs)

NPLs

2003: $5,160 million ■ -9.1%
2002: $5,679 million

NPLs as a % of gross non-bank loans

2003: 8.1% □ -0.9% point
2002: 9.0%



$ million
6000
5000
4000
3000
2000
1000
0
10
9
8
7
6
%

		1999	2000	2001	2002	**2003**
■	$	2,834	2,462	5,968	5,679	**5,160**
	US$	1,701	1,421	3,224	3,272	**3,034**
-O-	%	9.8	7.8	9.3	9.0	**8.1**

■ NPLs -O- NPLs (excluding debt securities) as a % of gross non-bank loans

Group total cumulative provisions

Cumulative specific provisions

2003: $1,910 million ■ -8.1%
2002: $2,079 million

Cumulative general provisions

2003: $1,422 million □ -0.2%
2002: $1,425 million

Total cumulative provisions as a % of total NPLs

2003: 64.6% □ +2.9% points
2002: 61.7%



$ million
4000
3000
2000
1000
0
70
60
50
40
30
%

		1999	2000	2001	2002	**2003**
■	$	955	896	1,899	2,079	**1,910**
	US$	573	517	1,026	1,198	**1,123**
□	$	819	768	1,435	1,425	**1,422**
	US$	491	443	775	821	**836**
-O-	%	62.6	67.6	55.9	61.7	**64.6**

■ Cumulative specific provisions □ Cumulative general provisions -O- Total cumulative provisions as a % of total NPLs

Mr Wee Cho Yaw *Chairman & Chief Executive Officer*
Age 75. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 8 May 2003. Executive Director since 1958.

Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and member of its Nominating Committee.

Chairman of UOB subsidiaries – Far Eastern Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, United Overseas Land, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. Former Director of Singapore Press Holdings.

Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry.

Named Businessman Of The Year in 2002 and 1989 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.

Mr Wee Ee Cheong *Deputy Chairman & President*
Age 51. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee.

Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United International Securities, United Overseas Land and Hotel Plaza. Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry.

Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority.

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

Mr Koh Beng Seng *Deputy President*
Age 53. Joined UOB as Deputy President in 2000. Spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. Executive Director since 2000. Member of the Bank's Executive Committee.

Director of UOB subsidiary, Far Eastern Bank. Director of Singapore Technologies Engineering and ST Assembly Test Services.

Has served as Director of Chartered Semiconductor Manufacturing (1999 to October 2003) and as Adviser (part-time) to the International Monetary Fund (1998 to 2001).

Holds a Bachelor of Commerce (Honours) from Nanyang University and Master of Business Administration from Columbia University, USA.



Mr Ngiam Tong Dow





Prof Cham Tao Soon (L)

Mr Ernest Wong Yuen Weng (R)



Mr Wong Meng Meng



Mr Sim Wong Hoo

Mr Ngiam Tong Dow
Age 66. Chairman of HDB Corporation, a wholly-owned subsidiary of Housing & Development Board (HDB). Served as Chairman of HDB from 1998 to 2003. Has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Executive Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, as Deputy Chairman of the Board of Commissioners of Currency, Singapore and as Director of Temasek Holdings.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore and Master of Public Administration from Harvard University, USA.

Prof Cham Tao Soon
Age 64. University Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Executive Committee, Audit Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel and Singapore Symphonia Company. Director of Baccarat International, Glory Central Holdings, John Little, Robinson & Company, Singapore International Foundation, Super-Save, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority. A member of the Council of Presidential Advisers. Former Director of Adroit Innovations, ei-Nets and Keppel Corporation.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics, Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Mr Ernest Wong Yuen Weng
Age 59. Group CEO and Director of MediaCorp (Media Corporation of Singapore). Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of United Overseas Land, Hotel Plaza and Raffles Holdings. Council Member of Nanyang Technological University (NTU) and Chairman of the Finance Committee and NTU Endowment Fund Investment Committee. Has served as Chairman of the Association of Banks in Singapore and Board Member of Economic Development Board. Former Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance and United International Securities.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.

Mr Wong Meng Meng
Age 55. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Hi-P International. Honorary Legal Adviser to the Real Estate Developers' Association of Singapore and the Singapore Association of Aerospace Industries.

Holds a Bachelor of Law (Honours) from the University of Singapore. Member of the Singapore International Arbitration Centre's Main Panel of Arbitrators.

Mr Sim Wong Hoo
Age 48. Founder, Chairman, Chief Executive Officer and Director of Singapore-based Creative Technology (Nasdaq: CREAF). Holds a Diploma in Electronics and Electrical Engineering from Ngee Ann Polytechnic. A prominent technopreneur and pioneer best known for bringing sound, video and digital entertainment technology into the personal computer.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Former Director of Frontline Technologies Corporation and MediaRing.

BOARD OF DIRECTORS



Mr Philip Yeo Liat Kok





Mr Tan Kok Quan (L)

Prof Lim Pin (R)



Mrs Margaret Lien Wen Hsien



Mr Ng Boon Yew

Mr Philip Yeo Liat Kok
Age 57. Chairman of the Agency for Science, Technology & Research (A*STAR) and Co-Chairman of Economic Development Board. Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor and chemical industries. Brings to the Bank wide government and private sector experience over a 33-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of CapitaLand and Board Member of Nasdaq-listed Infosys of India.

Holds a Bachelor of Applied Science (Industrial Engineering) and Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

Mr Tan Kok Quan
Age 65. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

Prof Lim Pin
Age 68. University Professor & Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Nominating Committee and Remuneration Committee. Director of Raffles Medical Group. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of the Institute of Policy Studies, Singapore International Foundation and Singapore Institute of Labour Studies.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

Mrs Margaret Lien Wen Hsien
Age 61. Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. A non-independent and non-executive Director. Director of Overseas Union Enterprise, Lien Ying Chow Private Limited and Wah Hin & Company Limited. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

Mr Ng Boon Yew
Age 49. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Director of Datapulse Technology, Fischer Tech and RSH. Group Chief Financial Officer of Singapore Technologies. Member of the Council on Corporate Disclosure and Governance and of the Council on Governance of Institutions of a Public Character. Member of the Public Accountants Board and Member of the Board of Trustees of the Cancer Research and Education Fund.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

PRINCIPAL OFFICERS



Left to right:

Mr Francis Lee Chin Yong
Mr Terence Ong Sea Eng
Mr Samuel Poon Hon Thang
Mr Joseph Chen Seow Chan
Mr Bill Chua Teck Huat
Ms Susan Hwee
Mr Kuek Tong Au

Mr Francis Lee Chin Yong
Senior Executive Vice President, International
Mr Lee joined UOB in 1980. He was appointed to his current position in April 2003 and is responsible for driving the Bank's businesses outside Singapore and identifying opportunities for growth. Prior to his appointment in Singapore, Mr Lee was heading the Bank's operations in Malaysia as Chief Executive Officer of United Overseas Bank (Malaysia). Mr Lee has spent 23 years in UOB, holding senior positions in operations and consumer services.

Mr Terence Ong Sea Eng
Senior Executive Vice President,
Global Treasury & Asset Management
Mr Ong, who joined UOB in 1982, has overall responsibility for the management and growth of the Bank's global treasury and fund management businesses. He holds a Bachelor of Accountancy from the University of Singapore and has more than 20 years of experience in treasury services and operations. Mr Ong was the Deputy General Manager of the Board of Commissioners of Currency, Singapore before joining UOB.

Mr Samuel Poon Hon Thang
Senior Executive Vice President,
Institutional & Individual Financial Services
Mr Poon joined UOB in 1988. He is responsible for managing and growing the Bank's corporate, SME and consumer segments. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in Citibank N.A. for nine years.

Mr Joseph Chen Seow Chan
Managing Director, Global Treasury Trading
Mr Chen joined UOB in 1989. He oversees and manages the Bank's global treasury trading business. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has 27 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

Mr Bill Chua Teck Huat
Executive Vice President, Operations
Mr Chua joined UOB in 2002. He leads and oversees key operational areas to ensure quality service delivery and operational efficiency for the Bank's business processes in Singapore and the region. Mr Chua holds a Bachelor of Arts (Economics) and Bachelor of Engineering, Honours (Industrial) from the University of Newcastle, Australia. He has more than 23 years of experience in wholesale and consumer banking. He has worked in Overseas Union Bank (prior to its merger into UOB), Citibank N.A. and the Ministry of Foreign Affairs.

Ms Susan Hwee
Executive Vice President, Information Technology
Ms Hwee joined UOB in 2001. She is responsible for the provision of information technology (IT) services to support the growth of the Bank globally. Ms Hwee holds a Bachelor of Science from the National University of Singapore. She has over 20 years of experience in IT, and has held senior positions in technology and financial services companies, including IBM and Citibank N.A.

Mr Kuek Tong Au
Executive Vice President, Corporate Services
Mr Kuek joined UOB in 1970. His key responsibilities include the management of a diverse range of portfolios, from finance, investor relations, legal and secretariat, tax, corporate affairs, property to general services. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance and administration.



Left to right:

Mr Michael Lau Hwai Keong
Mr David Loh Hong Kit
Ms Sim Puay Suang
Mr Wee Joo Yeow
Mr Wong Chong Fatt
Mr Yeo Eng Cheong

Mr Michael Lau Hwai Keong

Executive Vice President, International

Mr Lau joined UOB in 2000. He is responsible for the operations of the Bank's international branches and regional banking subsidiaries, including the areas of business development, governance and administration. Mr Lau holds a Bachelor of Business Administration (Honours) from the National University of Singapore. He is also a Chartered Financial Analyst. Mr Lau has 19 years of experience in the financial services industry, and previously held senior appointments in the Central Depository and Monetary Authority of Singapore.

Mr David Loh Hong Kit

Executive Vice President, Risk Management & Compliance

Mr Loh, who joined UOB in 2000, provides leadership in the field of risk management and compliance at the Bank. He holds a Bachelor of Science (Honours) from the University of Birmingham, UK and Master of Business Administration from the University of New South Wales. He is also a Chartered Financial Analyst. Mr Loh has 21 years of experience in the financial services industry. He was Senior Vice President in the now Singapore Exchange Derivatives Trading/Derivatives Clearing from 1992 to 1999.

Ms Sim Puay Suang

Executive Vice President, Personal Financial Services

Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 25-year career banker at UOB, Ms Sim has extensive experience and expertise in consumer banking. She is responsible for the business development and management of the Bank's personal banking business. Her portfolio includes deposits, loans, investments, credit and debit cards, and travel-related services.

Mr Wee Joo Yeow

Executive Vice President, Corporate Banking – Singapore

Mr Wee joined UOB in 2002. He is responsible for managing and developing the Bank's corporate banking business in Singapore. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and Master of Business Administration from New York University. A career banker with more than 30 years of corporate banking experience, Mr Wee has held senior appointments in Overseas Union Bank (prior to its merger into UOB) and First National Bank of Chicago.

Mr Wong Chong Fatt

Executive Vice President, High Networth Banking

Mr Wong joined UOB in 2000. He has responsibility for the management and growth of the Bank's high networth banking portfolio. He holds a Bachelor of Commerce from Nanyang University. Mr Wong has more than 20 years of financial services experience, and has held senior appointments in ABN AMRO Futures, NatWest Futures and HSBC Futures.

Mr Yeo Eng Cheong

Executive Vice President, Commercial Credit

Mr Yeo joined UOB in 1986. He leads and manages the Bank's SME business. Mr Yeo holds a Bachelor of Business Administration (Honours) from the University of Singapore. He is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).

The UOB Group is committed to maintaining the highest standards of corporate governance. The Board believes that good governance is essential to sustaining its business performance and safeguarding the interests of its stakeholders.

The Board's approach to corporate governance is guided by best practice recommendations and the principles in the Code of Corporate Governance issued by the Committee on Corporate Governance ("Code").

Board of Directors

Board role and responsibility: The Board sets the strategic directions for the Bank and approves strategic business initiatives and major acquisitions or disposal of assets. Its responsibilities include approving the business plan and annual budget prepared by management, monitoring the financial performance of the Bank and the Group, as well as reviewing and approving the financial results of the Bank and the Group. The Board is also responsible for planning board and senior management succession and the remuneration policies for the Bank. There are board committees to assist in the effective discharge of specific responsibilities. The board committees are the Executive Committee, Nominating Committee, Remuneration Committee, Audit Committee and the Independent Review Committee which are described below.

Board composition, independence and rotation: The Board is comprised of three executive and 10 non-executive directors, the list of directors being set out on page 11. Although the Bank's articles of association allow for a maximum of 20 directors, the Board considers the current board size of 13 adequate for effective decision-making having regard to its present scale of operations.

The Board comprises a two-third majority of independent directors. The Nominating Committee is of the view that apart from the three executive directors and Mrs Margaret Lien Wen Hsien (who is related to a substantial shareholder), all the other directors are independent. Mr Wong Meng Meng and Mr Tan Kok Quan are partners of law firms that provided legal services to the UOB Group in 2003. The Nominating Committee is of the view that Mr Wong Meng Meng and Mr Tan Kok Quan are able to maintain their objectivity and independence at all times in the discharge of their duties as directors and they could be considered independent. With more than two-thirds of the Board comprised of independent directors, no individual or group is able to dominate the Board's decision-making process.

Except for directors holding the positions of Chairman and Deputy Chairman who are not subject to retirement by rotation, all other directors can serve only a maximum of three years in a single term. Retiring directors may stand for re-election. A director over 70 years is subject to annual re-appointment.

Board competency: The current Board members possess diverse corporate experiences and, as a group, provide core competencies relevant to the business of the Bank. Detailed information on the directors' experience and qualifications can be found on pages 12 to 17. New directors are briefed on the Bank's business and corporate governance practices and may also attend an orientation session appropriate to their experience. Guidance is given to all directors on regulatory requirements concerning disclosure of interests, restrictions on dealings in securities and the duties and responsibilities of directors under Singapore law. Directors are briefed on changes in relevant accounting standards. The company secretary, to whom the directors have independent access, assists the Board and keeps it apprised of relevant laws and regulations. The directors may also request independent professional advice, at the Bank's expense, to help them carry out their responsibilities. The Bank has a budget for directors' training needs.

Board meetings: The Chairman of the Board convenes board meetings at regular intervals and whenever necessary. He sets the meeting agenda and ensures that directors are provided with complete, adequate and timely information. Directors receive regular financial and operational reports on the Group's business and regular briefings from management staff. Directors who require additional information may approach senior management directly and independently. The Board meets at least four times a year. Additional meetings are called when necessary. Last year, there were seven Board meetings and the directors' attendance record is set out on page 26.

Chairman and Chief Executive Officer ("CEO"): The Chairman provides leadership to the Board. Besides being responsible for board proceedings, the Chairman's role includes representing the views of the Board to the public. The CEO is responsible for the day-to-day running of the Bank and ensures that the Board's decisions and strategies are translated to the working level. Mr Wee Cho Yaw has been both Chairman and CEO of the Bank since 1974. By virtue of the dual roles, he had been able to consistently ensure that Board decisions and strategies are implemented seamlessly. The sustained growth of UOB under the leadership of Mr Wee as both Chairman and CEO is testament to the fact that he has been able to execute the responsibilities of both these roles effectively.

Board Committees

There are currently four standing board committees and one ad hoc board committee appointed by the Board. Each committee's role and responsibilities are set out in a set of terms of reference approved by the Board. The membership of the four standing board committees are set out on page 11.

Executive Committee ("Exco"): The Board delegates to the Exco certain discretionary limits and authority for granting loans and other credit facilities, treasury and investment activities, capital expenditure, budgeting and human resource management. Senior management is delegated the responsibility for drawing up the Bank's annual budget and business plan for the Board's approval, carrying through business strategies as approved in the annual budget and business plan, implementing appropriate systems of internal accounting and other controls, instituting a risk management framework and monitoring for compliance, adopting suitably competitive human resource practices and remuneration policies, and ensuring that the Bank operates within the expense budget. The Exco meets monthly to receive management's reports on these matters.

Nominating Committee ("NC"): The NC reviews nominations of directors for appointment to the Board and board committees and nominations to the key executive positions of CEO, President, Deputy President and Chief Financial Officer. On an annual basis, the NC assesses the independence and performance of the directors and the Board. In carrying out its assessment, the NC makes reference to a set of criteria. NC members abstain from deliberations in respect of their own nominations/assessment. The NC meets at least once a year and the membership of the NC is reviewed every year.

Remuneration Committee ("RC"): The RC makes recommendations to the Board on directors' fees and allowances, remuneration of the executive directors and grant of share options to employees. RC members abstain from deliberations in respect of their own remuneration.

The remuneration policy of the Bank seeks, inter alia, to align the interests of employees with those of the Bank, to reward and encourage performance based on the Bank's core values and to ensure that remuneration is commercially competitive to attract and retain talent. The typical remuneration package comprises fixed and variable components, with the base salary making up the fixed component. The variable component can be in the form of a performance bonus and/or share options.

Annually, the Board submits directors' fees as a lump sum for shareholders' approval. The sum is divided among the directors with those having additional responsibilities as chairman or members of board committees receiving a higher portion of the approved fees. Details of the total fees and other remuneration (excluding the value of share options) of the directors are set out in the Directors' Report on page 83. As disclosed in the Directors' Report on page 84, no options were granted to the directors of the Bank during the financial year except for the share option on 50,000 shares granted to Mr Koh Beng Seng. The value of the share option on the 50,000 shares at the date of grant, using the Black-Scholes option pricing model, was $136,500.

The Bank's top five executives are remunerated competitively at comparable market levels on a performance-related basis. The Bank believes that it is not in the best interest of the Bank to disclose details of the remuneration of its top five key executives. There is no immediate family member (as defined in the Singapore Exchange's Listing Manual) of a director in the employ of the Bank whose annual remuneration exceeds $150,000, except for Mr Wee Ee Cheong, the son of Mr Wee Cho Yaw, whose annual remuneration is disclosed in the Directors' Report on page 83.

The Code recommends that the chairman of the RC should be an independent and non-executive director but the Board is of the view that Mr Wee Cho Yaw is the best person to chair the committee. The RC meets at least once a year.

Audit Committee ("AC"): The AC carries out the functions set out in the Code and Companies Act. The AC's terms of reference include reviewing the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews are made with the internal and external auditors, the financial controller and/or other senior management staff, as appropriate. Annually, the AC also nominates the external auditors for re-appointment. This year, in response to regulatory requirements that banks must rotate their auditors, the AC has recommended that Messrs Ernst & Young be nominated as auditors for shareholders' approval at the forthcoming Annual General Meeting.

The AC reviews with the internal and external auditors their evaluation of the Bank's systems of internal controls and risk management processes, and reports the results of its review to the Board. The AC notes that in establishing a system of internal controls, due consideration has to be given to the materiality of the relevant risks, the probability of loss and the costs that would be incurred in implementing the control measures. The Board derived reasonable assurance from reports submitted to it that the internal control systems and risk management processes, which are designed to enable the Bank to meet its business objectives while managing the risks involved, are satisfactory for the Bank's business as presently conducted.

The AC reviews and discusses with management and the external auditors, the UOB Group's audited financial statements for the financial year 2003, the quality of the accounting principles that are applied and their judgement on items that might affect the financials. Based on the review and discussions, the AC would then form its view as to whether the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The AC also reviews the financial, business and professional relationships between the external auditors and the Bank. External auditors are requested to affirm annually that their independence and objectivity has not been affected by any business or other relationship with the Group. If there are non-audit services provided by the external auditors to the Group, the AC will form its own view as to whether the volume and nature of the non-audit services provided would be likely to affect the independence and objectivity of the external auditors.

The AC has the power to conduct or authorise investigations into any matter within its terms of reference. The AC is given reasonable resources for the proper discharge of its duties.

The AC meets separately with the internal auditor and the external auditors and also meets among themselves, in the absence of management, when necessary. Last year, the AC held five meetings.

Independent Review Committee ("IRC"): Local banks are required by law to divest their non-core assets within a prescribed time frame. The Board formed the IRC as an ad hoc committee to assist the Board to examine proposals for divestment of the Bank's non-core assets.

The IRC comprises three independent directors, namely, Mr Ernest Wong Yuen Weng, Mr Philip Yeo Liat Kok and Prof Cham Tao Soon. The IRC meets as and when necessary.

Internal Audit

The Group has a well-established internal audit function (Group Audit). Group Audit, which reports to the AC and administratively to the Chairman and CEO, assists the Board in assessing and reporting on business risks and the internal controls of the Group. Group Audit operates within the framework defined in its Audit Charter. It has adopted the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. In addition, Group Audit was awarded the ISO 9001 (2000) Certification by the UK and USA Accreditation Services in August 2001 and is subject to semi-annual inspections for re-certification.

There are formal procedures for Group Audit to report its audit findings to management and to the AC. The AC reviews the Group Audit's annual audit plan at the beginning of each year and reviews the results of the audits at subsequent AC meetings.

The scope of Group Audit covers the audit of all the Bank's units and operations, including its overseas branches and subsidiaries. The audits carried out on the Bank's units and operations are prioritised based on audit risk assessments. Group Audit's responsibilities include but are not limited to the audits of operations, lending practices, financial controls, management directives, regulatory compliance, information technologies and the risk management process of the Bank. Group Audit focuses its efforts on performing audits in accordance with the five-year audit plan prioritised based on a comprehensive audit risk assessment of all significant auditable areas identified in the UOB Group. The structured audit risk assessment approach ensures that all risk-rated auditable areas are kept in view to ensure proper coverage and audit frequency. The risk-based audit plan is reviewed annually taking into account the changing business and risk environment.

Group Audit participates actively in major systems development activities and project committees to advise on risk management and internal control measures. In addition, Group Audit audits the various application systems in production, data centres, network security and the Information Technology sector, paying special attention to key Internet banking and e-commerce application systems. Group Audit uses the Control Objectives for Information and Related Technology (COBIT) for evaluating the internal controls of systems.

The banking subsidiaries, United Overseas Bank (Malaysia), UOB Radanasin Bank in Thailand and United Overseas Bank Philippines, each has its own internal audit function and is also subject to its local regulations. The Head of Internal Audit in each of the banking subsidiaries reports to its respective local Audit Committee and to Group Audit and administratively, to the local CEO. They are required to provide a monthly report on audit activities and significant issues to the Chief of Group Audit. Group Audit conducts audits of selected business areas and reviews the internal audit work of each of the banking subsidiaries. The Chief of Group Audit also attends the Audit Committee meetings of each of the banking subsidiaries.

Mr Larry Lam

Senior Vice President & Chief Auditor

Mr Larry Lam joined the Bank in January 1998. He holds Bachelor of Information Systems and Master of Business Administration degrees from California State Polytechnic University. Mr Lam is a Certified Public Accountant (USA) as well as a Certified Information Systems Auditor. He brings to the Bank 17 years of internal and external auditing, and information technology experience from the United States. Mr Lam is currently serving as a Governor of the Institute of Internal Auditors, Singapore. He is also a voting member of the International Banking Security Association.

Risk Management

As the management of risk is fundamental to the financial soundness and integrity of the Group, risk evaluation forms an integral part of the Group's business strategy development. The risk management philosophy is that all risks taken must be identified, measured, monitored and managed within a robust risk management framework, and that returns must be commensurate with the risks taken.

The Board has overall responsibility for determining the type and level of business risks that the Group undertakes to achieve its corporate objectives. The Board has delegated to various committees the authority to formulate, review and approve policies and limits on monitoring and managing risk exposures. The major policy decisions and proposals on risk exposures approved by these committees are subject to review by the Exco.

The various committees comprise top management and senior executives of the Bank who meet regularly to deliberate on matters relating to the key types of risks under their respective supervision. The key risks are credit and country risk, balance sheet risk, liquidity risk, market risk and operational risk.

The **Credit Committee** deals with all credit as well as country/transfer risk matters, including approval of credit applications, formulation of credit policies and the review of existing credit facilities.

The **Asset Liability Committee** formulates, reviews and approves policies, limits and strategies regarding the balance sheet structure, liquidity needs and trading activities.

The **Investment Committee** formulates, reviews and approves policies, limits and strategies regarding the investment and management of funds.

The **Computer Committee** determines and oversees the prioritisation of the Group's investments in IT as well as the resources committed to the development of the Group's technology strategy and infrastructure, and ensures that these are in line with the Group's business strategy.

The **Management Committee** formulates, reviews and approves policies and strategies relating to the monitoring and management of operational risks of the Group across all business and support units, as well as those relating to anti-money laundering measures. Under the Group Operational Risk Management framework, business and support units identify significant operational risks relating to their respective areas of operations and continually assess and monitor these risks through the Operational Risk Self Assessment (ORSA) process and through Key Operational Risk Indicators (KORIs).

The **Risk Management & Compliance sector**, which is independent of the business units, performs the role of implementing risk management policies and procedures. With respect to regulatory and operational compliance, the Risk Management & Compliance sector develops policies to address the requirements for each business unit and, through the compliance officers in the business units, puts in place the proper control procedures to ensure compliance. In addition, the Business Area Control Unit under Finance Division will enforce compliance of trading policies and limits by the trading desks at Global Treasury. The process by which the Group's risk exposures are monitored and managed is detailed under the section 'Risk Management' on pages 27 to 51.

Communication with shareholders

The Board keeps shareholders updated on the business and affairs of the Bank through the quarterly release of the Bank's results, the timely release of relevant information through the MASNET of the Singapore Exchange and the publication of the Bank's annual report. Shareholders are given the opportunity to raise relevant questions and communicate their views at shareholders' meetings. The Bank also holds media and analysts' briefings of its results. The Bank does not practise selective disclosure of information. Shareholders and investors can visit the Bank's investor relations website at www.uobgroup.com for the latest information on the Bank.

Ethical standards

The Bank has adopted the Association of Banks in Singapore's Code of Conduct, which sets out the standards of good banking practice, for all staff and drawn up guidelines for compliance. The Bank has also adopted the Singapore Exchange's Best Practices Guide with respect to dealings in securities and has developed a Code on Dealings in Securities for the guidance of directors and officers. In addition, the Bank manages its business according to the core values of integrity, performance excellence, teamwork, trust and respect, which staff subscribe to and are assessed on.

Directors' attendance in 2003

Name of director	Number of meetings attended in 2003					
	Board of Directors	Executive Committee	Nominating Committee	Remuneration Committee	Audit Committee	Independent Review Committee
Number of meetings held in 2003	7	11	3	1	5	2
Mr Wee Cho Yaw	7	11	3	1	–	–
Mr Wee Ee Cheong	6	11	–	–	–	–
Mr Koh Beng Seng	7	11	–	–	–	–
Mr Ngiam Tong Dow	7	9	–	–	–	–
Prof Cham Tao Soon	6	5*	3	0	4	2
Mr Ernest Wong Yuen Weng	6	–	–	–	5	2
Mr Wong Meng Meng	5	–	3	–	–	–
Mr Sim Wong Hoo	2	–	1	–	–	–
Mr Philip Yeo Liat Kok	4	–	–	1	4	2
Mr Tan Kok Quan	5	–	–	–	4	–
Prof Lim Pin	6	–	1#	1	–	–
Mrs Margaret Lien Wen Hsien	6	–	–	–	–	–
Mr Ng Boon Yew	6	–	–	–	–	–

** Prof Cham Tao Soon was appointed to the Executive Committee on 16 June 2003.*

 # Prof Lim Pin was appointed to the Nominating Committee on 7 August 2003.

Credit and Country Risk Management

Credit risk

Counter-party and credit risk is defined as the potential loss arising from any failure by customers to fulfill their obligations, as and when they fall due. All credit exposures, whether on-balance sheet or off-balance sheet, are assessed. These obligations may arise from lending, trade finance, investment, receivables under derivative and foreign exchange contracts and other credit-related activities undertaken by the Group.

The Credit Committee, under delegated authority from the Board of Directors, approves credit policies, guidelines and procedures to control and monitor such risks. It has day-to-day responsibility for identifying and managing portfolio and risk concentration issues, including country exposure and industry sector exposure. The risk parameters for accepting credit risk are clearly defined and complemented by policies and processes to ensure that the Group maintains a well-diversified and high-quality credit portfolio. The decisions of the Credit Committee and its monthly risk management reports are reviewed by the Executive Committee of the Board.

Credit discretionary limits are delegated to officers of individual business units, depending on their levels of experience. Approval of all credits is granted in accordance with credit policies and guidelines. Defined credit risk parameters include single borrower, obligor, security concentrations, identified high-risk areas, maximum tenor, acceptable structures and collateral types.

Policies are also in place to govern the approval of 'Related Parties' credit facilities. 'Related Parties' refer to individuals or companies with whom the authorised credit approving authority and/or his/her immediate family members have a relationship, whether as director, partner, shareholder or any other relationship which would give rise to a potential conflict of interest.


Credit Risk Management
Formulation of credit policies and risk parameters
• Acceptable collateral/concentrations
• Maximum advance margin for collateral
• Maximum single borrower and obligor exposures
• Maximum tenor of facility
Classification and specific provisioning
• Classification and de-classification
• Provisioning of non-performing loans
Credit rating system
• Calibration of borrower risk
• Credit alert
Portfolio review
• Setting concentration limits
• Concentration analysis
• Stress testing
Basel II implementation
• Impact studies
• Data requirements
• Systems enhancement
• Credit processes
Discretionary limits
• Delegation of discretionary limits tiered by:
- Corporate grade
- Portfolio
- Track record
Country of risk
• Setting of country/cross-border limits
• Analysis of country/cross-border risks
Communication of policies/ procedures
• Education of policies and procedures through online distribution
• Upgrading of skills through continuous training

Credit relationships with 'Related Parties' must be established on a strictly arm's length commercial basis. An approving authority shall abstain and absent himself/herself from the deliberation and approval of credit cases where the borrower is a 'Related Party' except when the 'Related Party' is a:

- company within the UOB Group;
- publicly listed company or company related to a publicly listed company;
- company formed by professional bodies, trade or clan associations, or societies.

The Board of Directors must be informed immediately in the event that any 'Related Party' borrower is in default of payment and/or in breach of any material term of the credit facility and such default or breach is not rectified within seven days of notice from the Group.

A comprehensive set of limits (country, regional, industry and counter-party) is in place to address concentration issues in the Group's portfolio. A rigorous process is established to regularly review and report asset concentrations and portfolio quality so that risks are accurately assessed, properly approved and monitored. These cover large credit exposures by obligor group, collateral type, industry, product, country, level of non-performing loans and adequacy of provisioning requirements.

In particular, the trends and composition of exposures to property-related loans are closely monitored, analysed and reported on an on-going basis to ensure that exposures are kept within regulatory limits and internal guidelines. The exposure concentrations and non-performing loans by industry type are reported to the Credit Committee and the Executive Committee of the Board on a monthly basis and to the Board of Directors on a quarterly basis.

Credit audits and reviews are regularly carried out to proactively identify and address potential weakness in the credit process and to pre-empt any unexpected deterioration in the credit quality.

UOB became a Settlement Member of the global Continuous Linked Settlement (CLS) system in December 2002. CLS was set up to manage the risks in cross-border transactions where huge payments are made before the currency due is received. Settling foreign exchange transactions under CLS eliminates the risk of losing principal amounts paid to counter-parties in foreign exchange transactions as the exchange of currencies between counter-parties are settled on a payment-versus-payment basis. Eleven currencies are currently eligible for settlement through CLS, namely, Australian dollar, British pound, Canadian dollar, Danish krone, Euro, Japanese yen, Norwegian krone, Singapore dollar, Swedish krona, Swiss franc and US dollar. Currently, about 50% of the Bank's foreign exchange transactions are settled through CLS, effectively reducing the Bank's foreign exchange settlement risk.

The Group has intensified its preparations for the New Basel Capital Accord (Basel II) that is scheduled for implementation in 2007. It has strengthened its resources and infrastructure to put in place the changes that will be brought about by the new credit risk requirements. The Group intends to adopt the Standardised Approach in 2007 but, at the same time, is working towards incorporating the best credit risk practices under the Advanced Internal Rating Based (IRB) Approach.

To this end, the Group has already established a steering committee, comprising senior management from its business, risk management and information technology areas, to oversee the progress of its Basel II efforts. A number of working groups have been set up to identify requirements and progressively implement changes to systems and processes so as to meet the requirements under the Advanced IRB Approach. The Group has also engaged consultants with expertise in the relevant fields to provide advice on best practices in advanced credit risk management.

Customer loans

Loans and advances are made to customers in various industry segments and business lines. The top 20 obligor group borrowers and top 100 group borrowers made up 17.0% and 27.4% of total loans and advances respectively.

Obligor groups are defined in accordance with Notice to Banks, MAS 623 to comply with Section 29 (1)(a) of the Banking Act. Where the parent company is a borrower, exposures to the parent company and companies that it has 20% or more shareholding or power to control are aggregated into a single obligor group.

As at 31 December 2003, 39.0% of the Group's exposure was in its personal financial services portfolio, comprising mainly housing loans, other mortgage loans, credit cards and vehicle financing. The balance of the exposure was spread among various industry segments.

The composition of loans and advances and contingent liabilities to customers as at 31 December was as follows:

	Loans & advances			Contingent liabilities		
By industry type (%)	2003	2002	2001	2003	2002	2001
Transport, storage and communication	**3.4**	3.3	3.6	**1.9**	2.8	3.5
Building and construction	**11.7**	14.7	15.1	**17.2**	17.4	22.8
Manufacturing	**9.4**	8.6	8.3	**8.4**	10.3	11.9
Non-bank financial institutions	**16.6**	17.3	16.8	**46.3**	45.5	30.6
General commerce	**9.8**	10.0	9.8	**15.7**	13.2	13.6
Professionals and private individuals	**15.4**	15.0	14.8	**2.6**	2.7	2.7
Housing loans	**23.6**	22.2	20.7	**–**	–	–
Other	**10.1**	8.9	10.9	**7.9**	8.1	14.9
Total (%)	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Total ($ million)	**62,581**	62,339	64,211	**8,544**	8,682	7,673

Classification and provision of loans

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into the categories of 'Pass', 'Special Mention' or 'Non-Performing'. Non-Performing Loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with Notice to Banks, MAS 612. The Group also practises split classifications of 'Substandard – Doubtful' and 'Substandard – Loss', whereby 'Substandard' is the secured portion. Interest income on all Non-Performing Loans is suspended and ceases to accrue. Such loans will remain classified until servicing of the account becomes satisfactory. Where appropriate, classified loans are transferred to in-house recovery specialists to maximise recovery prospects.

Loan classification	Description
Pass	All payments are current and full repayment of interest and principal from normal sources is not in doubt.
Special Mention	There is some potential weakness in the borrower's creditworthiness, but the extent of any credit deterioration does not warrant its classification as a Non-Performing Loan.
Non-Performing: Substandard	There is weakness in the borrower's creditworthiness that jeopardises normal repayment. Default has occurred or is likely to occur. The loan is more than 90 days past due, or the repayment schedule has been restructured.
Non-Performing: Substandard – Doubtful	The loan is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be more than 50%.
Non-Performing: Substandard – Loss	The loan is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be less than 50%.
Non-Performing: Doubtful	There is severe weakness in the borrower's creditworthiness, full repayment is highly questionable and no collateral is available.
Non-Performing: Loss	The chance of recovery from the loan is insignificant and no collateral is available.

The Group's provisions for credit losses are intended to cover probable credit losses through charges against profit. The provisions consist of an element that is specific to the individual loan and also a general element that has not been specifically identified to individual loans. The Group constantly reviews the quality of its loan portfolio based on its knowledge of the borrowers and, where applicable, of the relevant industry and country of operation.

A specific provision is made when the Group believes that the creditworthiness of a borrower has deteriorated to such an extent that the recovery of the entire outstanding loan is in doubt. The amount of specific provision to be made is based on the difference between the collateral value or discounted cash flows of an impaired loan and the carrying value of that loan.

A general provision is made to cover possible losses and could be used to cushion any losses known from experience to exist in the loan portfolio. In relation to the loan portfolios of its overseas operations, the Group's policy is to make provisions based on local (i.e., the country of domicile of the overseas operation) regulatory requirements for local reporting purposes and then, where necessary, to make additional provisions to comply with the Group's provisioning policy and the Monetary Authority of Singapore (MAS) regulations.

Specific provision is made for each loan grade in the following manner:

Loan classification	Recovery expectation	Provision
Substandard	> 90% to 100%	10% to 50% of any unsecured loan outstanding
Doubtful	50% to 90%	50% to 100% of any unsecured loan outstanding
Loss	< 50%	100% of any unsecured loan outstanding

Loan interest

The classification of a loan as non-performing does not disqualify the Group of its entitlement to interest income. It merely registers the uncertainty faced by the Group in the collection of such interest income. The Group has adopted the approach that once a loan is classified as non-performing, interest will be suspended and will cease to accrue, irrespective of whether any collateral would be adequate to cover such payments.

Write-off

A classified account is written off where there is no realisable tangible collateral securing the account and all feasible avenues of recovery have been exhausted or where the borrower and guarantors have been bankrupted, wound up, and/or proof of debt filed. Approval from MAS must be obtained before director-related loans and other loans, as required under Notice to Banks, MAS 606, can be written off.

Non-performing loans (NPLs) and cumulative provisions of the Group

Group NPLs fell by $519 million or 9.1% to $5,160 million as at 31 December 2003, compared to $5,679 million as at 31 December 2002. Singapore and the Five Regional Countries* were the main contributors to the drop in NPLs. Correspondingly, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased by 0.9% point, from 9.0% as at 31 December 2002 to 8.1% as at 31 December 2003. Of the total Group NPLs of $5,160 million, $3,306 million or 64.1% was in the Substandard category. The lower level of NPLs was recorded despite a year marked by high unemployment levels in Singapore, the outbreak of Severe Acute Respiratory Syndrome (SARS) and acts of terrorism. Improvement is expected to continue in the light of the improving economic outlook for Singapore and the regional countries.

In line with the lower NPLs, the Group's specific provisions decreased by $169 million or 8.1% to $1,910 million as at 31 December 2003, compared to $2,079 million as at 31 December 2002. As a result, total cumulative specific and general provisions for the Group decreased by $172 million or 4.9%, from $3,504 million as at 31 December 2002 to $3,332 million as at 31 December 2003. General provisions were $1,422 million or 42.7% of total cumulative provisions as at 31 December 2003. The total cumulative provisions provided 64.6% cover against Group NPLs. For NPLs classified as Doubtful and Loss, the provision coverage stood at 179.7%.

The Group's NPLs by loan classification and cumulative specific and general provisions as at 31 December were as follows:

Non-performing loans and cumulative provisions of the Group



$ million
6000
5000
4000
3000
2000
1000
0
2,462
1,537
174
751
1,664
896
768
5,968
3,851
497
1,620
3,334
1,899
1,435
5,679
3,619
447
1,613
3,504
2,079
1,425
5,160
3,306
396
1,458
3,332
1,910
1,422
2000
2001
2002
2003
Loss NPLs
Doubtful NPLs
Substandard NPLs
General Provisions
Specific Provisions

* *Comprising Malaysia, Indonesia, the Philippines, Thailand and South Korea.*

Ratios (%)	2003	2002	2001	2000
NPLs*/Gross customer loans	**8.1**	9.0	9.3	7.8
NPLs+/Gross customer loans and debt securities	**7.7**	8.7	9.0	7.6
NPLs/Total assets	**4.5**	5.3	5.2	3.7
Cumulative provisions/NPLs	**64.6**	61.7	55.9	67.6
Cumulative provisions/Doubtful & Loss NPLs	**179.7**	170.1	157.5	179.9
Cumulative provisions/Unsecured NPLs	**141.4**	138.3	136.6	136.6
Cumulative provisions*/Gross customer loans	**5.2**	5.5	5.2	5.2
General provisions/Gross customer loans (net of specific provisions* for loans)	**2.3**	2.4	2.3	2.5

* *Excluding debt securities.*
\+ *Including debt securities.*

Group NPLs and cumulative provisions of the Five Regional Countries

NPLs of the Five Regional Countries decreased by 5.5% to $1,378 million as at 31 December 2003 from $1,458 million as at 31 December 2002. NPLs as a percentage of gross exposure to the region dropped to 6.7%, compared to 8.9% as at 31 December 2002.

Cumulative specific and general provisions for the Five Regional Countries stood at $1,123 million as at 31 December 2003. This was 7.6% lower than the provisions of $1,215 million as at 31 December 2002. The cumulative provisions represented 81.5% of the total NPLs of the Five Regional Countries and 199.1% of the NPLs of the Five Regional Countries that were classified as Doubtful and Loss.

General provisions were $515 million (31 December 2002: $515 million) against specific provisions of $608 million (31 December 2002: $700 million).

Non-performing loans and cumulative provisions of the Five Regional Countries


1600
1200
800
400
0
$ million
929
883
484
37
408
447
436
2000
1,600
1,218
730
218
652
691
527
2001
1,458
1,215
775
132
551
700
515
2002
1,378
1,123
814
103
461
608
515
2003
Loss NPLs
Doubtful NPLs
Substandard NPLs
General Provisions
Specific Provisions

Ratios (%)	2003	2002	2001	2000
NPLs*/Gross customer loans	**14.1**	17.0	19.2	22.2
NPLs+/Gross customer loans and debt securities	**13.4**	16.6	18.0	20.0
Cumulative provisions/NPLs	**81.5**	83.3	76.1	95.0
Cumulative provisions/Doubtful & Loss NPLs	**199.1**	177.9	140.0	198.4
Cumulative provisions*/Gross customer loans	**11.5**	14.1	14.7	21.1
General provisions/Gross customer loans (net of specific provisions* for loans)	**5.7**	6.6	7.0	11.7
NPLs/Gross exposure to the Five Regional Countries	**6.7**	8.9	8.9	9.1

* *Excluding debt securities.*
\+ *Including debt securities.*

Group NPLs and cumulative provisions of Greater China

As at 31 December 2003, Group NPLs of Greater China fell by $21 million or 11.5% to $161 million from $182 million as at 31 December 2002. Correspondingly, NPLs as a percentage of gross exposure to Greater China dropped to 1.7%, compared to 2.4% as at 31 December 2002.

Group cumulative specific and general provisions for Greater China were $86 million as at 31 December 2003 against $99 million as at 31 December 2002. The NPLs of Greater China were 53.4% covered by cumulative provisions. NPLs classified as Doubtful and Loss were 156.4% covered by cumulative provisions.

Non-performing loans and cumulative provisions of Greater China



$ million
400
300
200
100
0
362
219
73
70
161
128
33
121
22
74
25
91
80
11
182
114
36
32
99
69
30
161
106
33
22
86
61
25
2000
2001
2002
2003
Loss NPLs
Doubtful NPLs
Substandard NPLs
General Provisions
Specific Provisions

Ratios (%)	2003	2002	2001	2000
NPLs*/Gross customer loans	**8.2**	7.3	12.4	11.5
NPLs+/Gross customer loans and debt securities	**7.4**	6.1	10.7	10.3
Cumulative provisions/NPLs	**53.4**	54.4	44.5	75.2
Cumulative provisions/Doubtful & Loss NPLs	**156.4**	145.6	112.6	91.9
Cumulative provisions*/Gross customer loans	**4.4**	4.0	5.5	8.6
General provisions/Gross customer loans (net of specific provisions* for loans)	**1.3**	1.2	1.2	1.1
NPLs/Gross exposure to Greater China	**1.7**	2.4	5.7	4.5

* *Excluding debt securities.*

\+ *Including debt securities.*

Group NPLs by region

The 9.1% drop in Group NPLs was primarily due to the lower NPLs of Singapore and the Five Regional Countries. As at 31 December 2003, Singapore and the Five Regional Countries accounted for 68.4% and 26.7% of Group NPLs respectively, compared to 69.3% for Singapore and 25.7% for the Five Regional Countries as at 31 December 2002.

$ million	2003	2002	2001	2000
Singapore	**3,530**	3,935	3,819	1,354
Malaysia	**930**	943	1,028	528
Indonesia	**119**	156	169	119
Philippines	**184**	208	242	181
Thailand	**140**	144	151	101
South Korea	**5**	7	10	–
Five Regional Countries	**1,378**	1,458	1,600	929
Greater China	**161**	182	362	121
Other	**91**	104	187	58
Group total	**5,160**	5,679	5,968	2,462

Group NPLs by industry

Group NPLs by industry as at 31 December were as follows:

Industry type	2003 Amount ($ million)	2003 As % of gross customer loans	2002 Amount ($ million)	2002 As % of gross customer loans	2001 Amount ($ million)	2001 As % of gross customer loans	2000 Amount ($ million)	2000 As % of gross customer loans
Transport, storage and communication	**105**	**5.0**	124	6.0	99	4.3	66	9.3
Building and construction	**756**	**10.3**	843	9.2	1,163	12.0	243	6.8
Manufacturing	**745**	**12.7**	874	16.2	895	16.8	312	10.5
Non-bank financial institutions	**984**	**9.5**	1,029	9.5	1,022	9.5	447	9.0
General commerce	**702**	**11.4**	769	12.4	825	13.1	569	14.8
Professionals and private individuals	**926**	**9.6**	1,014	10.9	939	9.9	408	9.7
Housing loans	**632**	**4.3**	668	4.8	556	4.2	272	3.6
Other	**231**	**3.7**	294	5.3	445	6.4	145	3.8
Sub-total	**5,081**	**8.1**	5,615	9.0	5,944	9.3	2,462	7.8
Debt securities	**79**		64		24		–	
Total	**5,160**		5,679		5,968		2,462	

Group specific provisions by loan classification

About 76.3% of specific provisions made for expected loan losses was for 'Loss' accounts. The specific provisions for each classified loan grade as at 31 December are shown in the following chart:

Specific provisions by loan classification


2100
1800
1500
1200
900
600
300
0
$ million
896
42
113
741
1,899
162
272
1,465
2,079
172
294
1,613
1,910
189
263
1,458
2000
2001
2002
2003
Loss NPLs
Doubtful NPLs
Substandard NPLs

Group specific provisions by region

The Group's specific provisions were $1,910 million as at 31 December 2003, or 8.1% lower than that of $2,079 million as at 31 December 2002. Singapore and the Five Regional Countries accounted for 62.8% and 31.8% respectively of the Group's total specific provisions as at 31 December 2003, compared to 61.1% for Singapore and 33.7% for the Five Regional Countries as at 31 December 2002.

$ million	2003	2002	2001	2000
Singapore	**1,200**	1,271	1,037	353
Malaysia	**383**	428	439	242
Indonesia	**78**	111	88	87
Philippines	**76**	72	72	55
Thailand	**69**	87	88	63
South Korea	**2**	2	4	–
Five Regional Countries	**608**	700	691	447
Greater China	**61**	69	128	80
Other	**41**	39	43	16
Specific provisions for the Group	**1,910**	2,079	1,899	896
General provisions for the Group	**1,422**	1,425	1,435	768
Total	**3,332**	3,504	3,334	1,664

Group specific provisions by industry

$ million	2003	2002	2001	2000
Transport, storage and communication	**44**	35	28	29
Building and construction	**275**	369	336	104
Manufacturing	**352**	398	370	160
Non-bank financial institutions	**319**	309	308	145
General commerce	**300**	309	305	245
Professionals and private individuals	**360**	329	296	151
Housing loans	**98**	143	80	23
Other	**114**	138	161	39
Sub-total	**1,862**	2,030	1,884	896
Debt securities	**48**	49	15	–
Total	**1,910**	2,079	1,899	896

Rescheduled and restructured accounts

A rescheduled account is one where repayment terms have been modified, but the principal terms and conditions of the original contract have not changed significantly. This is done to alleviate a temporary cash flow difficulty experienced by a borrower. It is expected that the problem is short-term and not likely to recur. The full amount of the debt is still repayable and no loss of principal or interest is expected.

When an account has been rescheduled three months before it meets the criteria for auto-classification, the account can be graded as 'Performing'. However, if the rescheduling takes place after the account has been graded as 'Non-Performing', it remains as such and is upgraded to 'Pass' after six months provided there are no excesses and past dues.

A restructured account is one where the original terms and conditions of the facilities have been modified significantly to assist the borrower to overcome financial difficulties where the longer-term prospect of the business or project is still deemed to be viable. A restructuring exercise could encompass a change in the credit facility type, or in the repayment schedule including moratorium, or extension of interest and/or principal payment and reduction of accrued interest, including forgiveness of interest and/or reduction in interest rate charged.

When an account has been restructured based on financial consideration, the account will be graded as 'Non-Performing'. It can only be upgraded to 'Pass' after six months when all payments are current in terms of the restructured terms and conditions and there is no reasonable doubt as to the ultimate collectability of principal and interest.

Loans that were classified and restructured during the year were as follows:

	2003		2002		2001		2000	
$ million	Amount	Specific provisions	Amount	Specific provisions	Amount	Specific provisions	Amount	Specific provisions
Substandard	**196**	**31**	292	9	176	8	17	1
Doubtful	**–**	**–**	29	13	115	42	–	–
Loss	**35**	**35**	37	36	65	57	4	4
Total	**231**	**66**	358	58	356	107	21	5

Ageing of NPLs

The full outstanding balance of an account is deemed non-current and aged when there are arrears in interest servicing or principal repayment. The ageing of NPLs as at 31 December was as follows:

	2003		2002		2001		2000	
Ageing (Days)	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Current	**670**	**13.0**	774	13.6	925	15.5	177	7.2
≤ 90	**378**	**7.3**	473	8.3	874	14.6	280	11.4
91 to 180	**464**	**9.0**	789	13.9	547	9.2	220	8.9
≥ 181	**3,648**	**70.7**	3,643	64.2	3,622	60.7	1,785	72.5
Total	**5,160**	**100.0**	5,679	100.0	5,968	100.0	2,462	100.0

Accounts that have payment records that are current or ≤ 90 days past due and/or in excess may be classified as 'Non-Performing' if the borrowers are deemed to be financially weak.

Collateral types

The majority of the classified loans are secured by properties in Singapore. Properties are valued at forced sale value and such valuations are updated semi-annually. NPLs are also secured by other types of collateral such as marketable securities that include listed stocks and shares, cash and deposits, and bankers' standby letters of credit/guarantees.

As at 31 December 2003, 54.3% of total Group NPLs was secured by collateral, compared to 55.4% as at 31 December 2002.

Secured/unsecured NPLs

	2003		2002		2001		2000	
	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Group NPLs								
Secured	**2,804**	**54.3**	3,146	55.4	3,528	59.1	1,244	50.5
Unsecured	**2,356**	**45.7**	2,533	44.6	2,440	40.9	1,218	49.5
Total	**5,160**	**100.0**	5,679	100.0	5,968	100.0	2,462	100.0

The secured NPLs of the Group by collateral type and based on country of risk as at 31 December were as follows:

$ million	Properties	Marketable securities	Cash and deposits	Other	Total
2003					
Singapore	**1,883**	**51**	**16**	**78**	**2,028**
Five Regional Countries	**579**	**69**	**9**	**41**	**698**
Greater China	**44**	**1**	**2**	**–**	**47**
Other	**30**	**–**	**–**	**1**	**31**
Total	**2,536**	**121**	**27**	**120**	**2,804**
2002					
Singapore	2,067	86	36	135	2,324
Five Regional Countries	569	102	2	43	716
Greater China	61	2	–	–	63
Other	43	–	–	–	43
Total	2,740	190	38	178	3,146
2001					
Singapore	2,282	136	14	64	2,496
Five Regional Countries	643	97	3	45	788
Greater China	109	11	–	11	131
Other	111	–	2	–	113
Total	3,145	244	19	120	3,528
2000					
Singapore	770	37	9	34	850
Five Regional Countries	324	19	1	17	361
Greater China	9	10	–	–	19
Other	13	1	–	–	14
Total	1,116	67	10	51	1,244

Country risk

International lending involves additional risks compared to domestic lending in that there may be impediments arising from events in a foreign country that prevent repayment of the foreign borrowers' obligations to the Group. Such events may affect all borrowers of the same country. As such, it is important to set limits to safeguard various facets of the Group's exposures to any single country.

To facilitate country exposure monitoring and analysis, all exposures to a particular country, whether booked in or outside of that particular country, are aggregated. The exposure may be in the form of actual assets such as investments, real estate and loan assets, contingent exposures like letters of credit and guarantees, other off-balance sheet exposures like foreign exchange contracts and interest rate/currency swaps, or collateral/guarantees located in the country to secure exposures booked in another country.

Cross-border exposure is the summation of all country exposures, including intra-group exposures, but excludes locally funded facilities provided by the Group's branches/subsidiaries to local borrowers/counter-parties or where the residual risks remain within a country.

Setting of country/cross-border limits

The review of country and cross-border risk by Risk Management & Compliance sector – Credit & Country Risk Management, is managed through a system of country and cross-border limits that relies on ratings by external rating agencies and gradings by internal country/business managers. The latter is based on various quantitative key indicators as well as qualitative factors relating to each country's economic, social and political circumstances. A composite score is then derived and applied to a standard in-house scale to obtain a numeric rating for the country. This numeric rating is used to determine the appropriate limits based on a risk scale that curtails limits to countries where the Group does not have a presence. The limit setting process also takes into account the size of the Bank's capital funds, the perceived economic strength and stability of the country of exposure, and the assessment of the Group's portfolio spread and risk appetite.

Mitigation of country/cross-border risk

Country and cross-border limits are imposed with the aim of avoiding the concentration of transfer, economic or political risks. These limits are reviewed regularly. Reports on country and cross-border exposure are presented to the Credit Committee at least four times a year. Limits may be reviewed and business strategies revised as and when deemed necessary, based on updates by country managers and/or business development managers together with an assessment of current events and developments for each country. The country/cross-border risk ceiling is the primary limit for all transactions across all counter-parties. Extension of credit may thus be denied where a country/cross-border risk ceiling is reached although sufficient counter-party limits are available.

Group exposure by country of operations

The Group's total direct exposure to the countries (outside Singapore) in which it has a presence amounted to $37.1 billion or 32.7% of Group total assets as at 31 December 2003, compared to $28.5 billion or 26.5% of Group total assets as at 31 December 2002. Exposure reported below (excluding contingent liabilities) is categorised into loans and advances to customers, balances due from governments, balances due from banks and investments.

Exposure to the Five Regional Countries, Greater China and Other Countries outside Singapore

	Loans and debt securities					Less: Loans/ investments in subsidiaries & branches	Net exposure		
$ million	Non-bank	Government	Bank	Investments	Total		Total	% of Group total assets	Contingent liabilities
Malaysia									
2003	**6,624**	**3,353**	**4,307**	**742**	**15,026**	**2,296**	**12,730**	**11.2**	**1,067**
2002	6,164	1,990	2,381	531	11,066	1,499	9,567	8.9	1,032
2001	6,493	2,188	2,571	740	11,992	2,017	9,975	8.8	864
Indonesia									
2003	**491**	**165**	**48**	**79**	**783**	**50**	**733**	**0.7**	**132**
2002	444	127	106	67	744	50	694	0.6	67
2001	331	118	155	55	659	75	584	0.5	27
Philippines									
2003	**241**	**221**	**53**	**12**	**527**	**41**	**486**	**0.4**	**60**
2002	254	225	44	9	532	31	501	0.5	56
2001	300	277	46	33	656	65	591	0.5	6
Thailand									
2003	**1,642**	**523**	**112**	**244**	**2,521**	**156**	**2,365**	**2.1**	**332**
2002	1,178	814	112	203	2,307	185	2,122	2.0	285
2001	1,026	1,617	567	261	3,471	594	2,877	2.5	180
South Korea									
2003	**41**	**596**	**825**	**209**	**1,671**	**–**	**1,671**	**1.5**	**173**
2002	45	298	1,354	98	1,795	12	1,783	1.7	253
2001	57	82	888	174	1,201	140	1,061	0.9	229
Total Regional Countries									
2003	**9,039**	**4,858**	**5,345**	**1,286**	**20,528**	**2,543**	**17,985**	**15.9**	**1,764**
2002	8,085	3,454	3,997	908	16,444	1,777	14,667	13.7	1,693
2001	8,207	4,282	4,227	1,263	17,979	2,891	15,088	13.2	1,306
Greater China									
2003	**1,968**	**1,038**	**5,943**	**352**	**9,301**	**3,340**	**5,961**	**5.2**	**639**
2002	2,482	233	4,311	648	7,674	2,536	5,138	4.8	504
2001	2,912	135	2,740	590	6,377	1,904	4,473	3.9	446
Other OECD									
2003	**5,494**	**3,059**	**5,355**	**1,129**	**15,037**	**2,076**	**12,961**	**11.4**	**911**
2002	4,847	105	4,647	716	10,315	1,860	8,455	7.8	878
2001	4,652	49	6,102	604	11,407	1,307	10,100	8.9	734
Other									
2003	**166**	**17**	**53**	**1**	**237**	**12**	**225**	**0.2**	**65**
2002	154	11	35	4	204	4	200	0.2	47
2001	187	12	44	1	244	4	240	0.2	27
Grand total									
2003	**16,667**	**8,972**	**16,696**	**2,768**	**45,103**	**7,971**	**37,132**	**32.7**	**3,379**
2002	15,568	3,803	12,990	2,276	34,637	6,177	28,460	26.5	3,122
2001	15,958	4,478	13,113	2,458	36,007	6,106	29,901	26.2	2,513

Included in investments as at 31 December 2003 was an amount of $174 million, compared to $234 million as at 31 December 2002 that related to the dealing of debt and equity securities. Dealing and non-dealing securities as at 31 December were as follows:

$ million	2003 Dealing	2003 Non-dealing	2003 Investments	2002 Dealing	2002 Non-dealing	2002 Investments
Malaysia	**14**	**728**	**742**	152	379	531
Indonesia	**4**	**75**	**79**	–	67	67
Philippines	**9**	**3**	**12**	1	8	9
Thailand	**32**	**212**	**244**	25	178	203
South Korea	**68**	**141**	**209**	12	86	98
Five Regional Countries	**127**	**1,159**	**1,286**	190	718	908
Greater China	**27**	**325**	**352**	36	612	648
Other OECD	**20**	**1,109**	**1,129**	8	708	716
Other	**–**	**1**	**1**	–	4	4
Total	**174**	**2,594**	**2,768**	234	2,042	2,276

At the country level, the largest exposure was to Malaysia where the Group has a long-standing presence – $12.7 billion or 11.2% of Group total assets as at 31 December 2003 against $9.6 billion or 8.9% of Group total assets as at 31 December 2002. The second largest exposure was to Japan, amounting to $4.1 billion or 3.6% of Group total assets.

Top three direct exposure by country of operations


15000
12000
9000
6000
3000
0
$ million
9,567
12,730
784
4,140
2,793
3,046
Malaysia
Japan
USA
● 2002 ○ 2003

Group cross-border exposure

As at 31 December 2003, total direct cross-border exposure to the countries where the Group has a presence amounted to $22.7 billion, compared to $18.9 billion as at 31 December 2002. The top three direct cross-border exposures were to United Kingdom, Malaysia and Hong Kong.

Top three direct cross-border exposure by country


5000
4000
3000
2000
1000
0
$ million
4,008
3,864
2,371
3,747
3,156
3,050
United Kingdom
Malaysia
Hong Kong
● 2002 ○ 2003

Cross-border exposure to the Five Regional Countries, Greater China and Other Countries outside Singapore

$ million	Loans and debt securities					Net exposure	
	Non-bank	Government	Bank	Investments	Intra-Group	Total	% of Group total assets
Malaysia							
2003	**192**	**34**	**826**	**465**	**2,230**	**3,747**	**3.3**
2002	130	35	471	342	1,393	2,371	2.2
2001	125	121	442	614	1,679	2,981	2.6
Indonesia							
2003	**227**	**–**	**47**	**80**	**82**	**436**	**0.4**
2002	226	–	99	67	71	463	0.4
2001	133	–	108	56	41	338	0.3
Philippines							
2003	**–**	**15**	**4**	**12**	**42**	**73**	**0.1**
2002	9	16	4	9	34	72	0.1
2001	18	17	10	33	36	114	0.1
Thailand							
2003	**100**	**–**	**91**	**232**	**49**	**472**	**0.4**
2002	114	–	44	155	80	393	0.4
2001	136	–	45	231	508	920	0.8
South Korea							
2003	**31**	**–**	**989**	**202**	**27**	**1,249**	**1.1**
2002	36	–	1,116	91	38	1,281	1.2
2001	49	–	595	165	170	979	0.9
Total Regional Countries							
2003	**550**	**49**	**1,957**	**991**	**2,430**	**5,977**	**5.3**
2002	515	51	1,734	664	1,616	4,580	4.3
2001	461	138	1,200	1,099	2,434	5,332	4.7
Greater China							
2003	**577**	**–**	**2,824**	**111**	**3,553**	**7,065**	**6.2**
2002	651	–	1,573	180	2,868	5,272	4.9
2001	753	–	1,102	170	2,232	4,257	3.7
Other OECD							
2003	**841**	**7**	**5,310**	**861**	**2,517**	**9,536**	**8.4**
2002	420	7	5,901	371	2,238	8,937	8.3
2001	274	7	11,021	364	1,448	13,114	11.5
Other							
2003	**–**	**–**	**10**	**1**	**110**	**121**	**0.1**
2002	–	–	4	4	101	109	0.1
2001	23	–	24	1	100	148	0.1
Grand total							
2003	**1,968**	**56**	**10,101**	**1,964**	**8,610**	**22,699**	**20.0**
2002	1,586	58	9,212	1,219	6,823	18,898	17.6
2001	1,511	145	13,347	1,634	6,214	22,851	20.0

Balance Sheet Risk Management

Balance sheet risk is defined as the potential change in earnings arising from the effect of movements in interest rates and foreign exchange rates on the structural banking book of the Group that is not of a trading nature.

The Asset Liability Committee (ALCO), under delegated authority from the Board of Directors, approves policies, strategies and limits in relation to the management of structural balance sheet risk exposures. This risk is monitored and managed within a framework of approved policies and advisory limits by Risk Management & Compliance sector – Asset Liability Management and is reported monthly to ALCO. The decisions of ALCO and its monthly risk management reports are reviewed by the Executive Committee of the Board and by the Board of Directors. On a tactical level, Global Treasury – Asset Liability Management is responsible for the effective management of the balance sheet risk in the banking book in accordance with the Group's approved balance sheet risk management policies.

In carrying out its business activities, the Group strives to meet customers' demands and preferences for products with various interest rate structures and maturities. Sensitivity to interest rate movements arises from mismatches in the repricing dates, cash flows and other characteristics of assets and liabilities. As interest rates and yield curves change over time, the size and nature of these mismatches may result in a gain or loss in earnings. In managing balance sheet risk, the primary objective, therefore, is to monitor and avert significant volatility in Net Interest Income (NII) and Economic Value of Equity (EVE). For instance, when there are significant changes in market interest rates, the Group will adjust its lending and deposit rates to the extent necessary to stabilise its NII.

The balance sheet interest rate risk exposure is quantified using a combination of dynamic simulation modelling techniques and static analysis tools, such as maturity/repricing schedules. The schedules provide a static indication of the potential impact on interest earnings through gap analysis of the mismatches of interest rate sensitive assets, liabilities and off-balance sheet items by time bands, according to their maturity (for fixed rate items) or the remaining period to their next repricing (for floating rate items).

In general, interest rate risk will arise when more assets/liabilities than liabilities/assets are repriced in a given time band of a repricing schedule. A positive interest rate sensitivity gap exists where more interest sensitive assets than interest sensitive liabilities reprice during a given time period. This tends to benefit NII when interest rates are rising. Conversely, a negative interest rate sensitivity gap exists where more interest sensitive liabilities than interest sensitive assets reprice during a given time period. This tends to benefit NII when interest rates are falling. Interest rate sensitivity may also vary across repricing periods and among the currencies in which the Group has positions. The table in Note 43(c) to the financial statements represents the Group's interest rate risk sensitivity based on repricing mismatches as at 31 December 2003. The Group had an overall positive interest rate sensitivity gap of $9,314 million, which represents the net difference in the interest rate sensitive assets and liabilities across the time periods. The actual effect on NII will depend on a number of factors, including variations in interest rates within the repricing periods, variations among currencies, and the extent to which repayments are made earlier or later than the contracted dates. The interest rate repricing profile, which includes lending, funding and liquidity activities, typically leads to a negative interest rate sensitivity gap in the shorter term.

Complementing the static analysis is the dynamic simulation modelling process. In this process, the Group applies both the earnings and EVE approaches to measuring interest rate risk. The potential effects of changes in interest rates on NII are estimated by simulating the future course of interest rates, expected changes in the Group's business activities over time, as well as the effect of embedded options in the form of loans subject to prepayment and of deposits subject to preupliftment. The changes in interest rates include the simulation of changes in the shape of the yield curve, high and low rates, and implied forward interest rates.

EVE is simply the present value of the Group's assets less the present value of the Group's liabilities, currently held by the Group. In EVE sensitivity simulation modelling, the present values for all the Group's cash flows are computed, with the focus on changes in EVE under various interest rate environments. This economic perspective measures interest rate risk across the entire time spectrum of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly on balance sheet risk to determine the sensitivity of the Group's capital to the impact of more extreme interest rate movements. This stress testing is conducted to assess that even under more extreme market movements, for example, the Asian financial crisis, the Group's capital will not deteriorate beyond its approved risk tolerance. Such tests are also performed to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. The results of such stress testing are presented to ALCO, the Executive Committee of the Board and the Board of Directors.

The risks arising from the trading book in interest rates, foreign exchange rates and equity prices are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 46 to 49.

Liquidity Risk Management

Liquidity risk is defined as the potential loss arising from the Group's inability to meet its contractual obligations when due. Liquidity risk arises in the general funding of the Group's activities and in the management of its assets and liabilities, including off-balance sheet items. The Group maintains sufficient liquidity to fund its day-to-day operations, meet customer deposit withdrawals either on demand or at contractual maturity, meet customers' demand for new loans, participate in new investments when opportunities arise, and repay borrowings as they mature. Hence, liquidity is managed to meet known as well as unanticipated cash funding needs.

Liquidity risk is managed within a framework of liquidity policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group maintains well-diversified sources of funding, as well as sufficient liquidity to meet all its contractual obligations when due. The distribution of sources and maturities of deposits is managed actively in order to ensure cost-effective and continued access to funds and to avoid a concentration of funding needs from any one source. Important factors in assuring liquidity are competitive pricing in interest rates and the maintenance of customers' confidence. Such confidence is founded on the Group's good reputation, the strength of its earnings, and its strong financial position and credit rating.

The management of liquidity risk is carried out throughout the year by a combination of cash flow management, maintenance of high-quality marketable securities and other short-term investments that can be readily converted to cash, diversification of the funding base, and proactive management of the Group's 'core deposits'. 'Core deposits' is a major source of liquidity for the Group. These 'core deposits' are generally stable non-bank deposits, like current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time.

In accordance with the regulatory liquidity risk management framework, liquidity risk is measured and managed on a projected cash flow basis. The Group is required to monitor liquidity under 'business as usual' and 'bank-specific crisis' scenarios. Liquidity cash flow mismatch limits have been established to limit the Group's liquidity exposure. The Group has also identified certain early warning indicators and established the trigger points for possible contingency situations. These early warning indicators are monitored closely so that immediate action can be taken. On a tactical daily liquidity management level, Global Treasury – Asset Liability Management is responsible for effectively managing the overall liquidity cash flows in accordance with the Group's approved liquidity risk management policies and limits.

Liquidity contingency funding plans have been drawn up to ensure that alternative funding strategies are in place and can be implemented on a timely basis to minimise the liquidity risks that may arise upon the occurrence of a bank-specific crisis or dramatic change in market conditions. Under the plans, a team comprising senior management and representatives from all relevant units will direct the business units to take certain specified actions to create liquidity and continuous funding for the Group's operations.

Overseas banking branches and subsidiaries must comply with their local regulatory requirements with regards to liquidity and will operate on being self-sufficient in funding capabilities, whenever possible. However, the Group's Head Office in Singapore will provide funding to them on an exceptional basis, for instance, during a stressed liquidity crisis when they are unable to borrow sufficient funds for their operational needs or when it is cheaper to fund through Head Office.

The table in Note 43(d) to the financial statements shows the maturity mismatch analysis of the Group's nearer and longer-term time bands relating to the cash inflows and outflows based on contractual classifications arising from business activities. The projected net cash outflow in the 'Up to 7 days' time band comprises mainly customers' current accounts and savings accounts that are repayable on demand. However, if these customer deposits are adjusted for behavioural characteristics, the projected net cash outflow in the 'Up to 7 days' time band is very much reduced as they are adjusted out to the longer-term time bands due to the stable nature of these customer deposits.

Sources of deposits

The Group has access to diverse funding sources. Liquidity is provided by a variety of both short-term and long-term instruments. The diversity of funding sources enhances funding flexibility, limits dependence on any one source of funds, and generally lowers the overall cost of funds. In making funding decisions, management considers market conditions, prevailing interest rates, liquidity needs, and the desired maturity profile of the Group's liabilities.

Non-bank customers' fixed deposits, savings and other deposits continued to form a significant part of the Group's overall funding base in the year under review. As at 31 December 2003, these customer deposits amounted to $69,863 million and accounted for 79% of total Group deposits. Bankers' deposits, on the other hand, amounted to $18,839 million and formed the remaining 21% of total Group deposits. In terms of deposit mix, fixed deposits comprised the majority of the funding base at 52%, followed by savings and other deposits at 27%. Bankers' deposits are also used by the Group to capitalise on money market opportunities and to maintain a presence in the inter-bank money markets.

Sources of deposits – 2003



27%
21%
52%
Fixed deposits
Savings and other deposits
Bankers' deposits

Sources of deposits	$ million	%
Customer deposits		
Fixed deposits	**45,801**	**52**
Savings and other deposits	**24,062**	**27**
	69,863	**79**
Bankers' deposits	**18,839**	**21**
Total deposits	**88,702**	**100**

Sources of deposits – 2002



24%
22%
54%
Fixed deposits
Savings and other deposits
Bankers' deposits

Sources of deposits	$ million	%
Customer deposits		
Fixed deposits	47,287	54
Savings and other deposits	20,632	24
	67,919	78
Bankers' deposits	19,302	22
Total deposits	87,221	100

Market Risk Management

Market risk is defined as the potential loss in market value of a given portfolio that can be expected to be incurred arising from changes in market prices, namely, interest rates, foreign exchange rates, equity prices, credit spreads and option volatility relating to all the above rates or prices.

The Group is exposed to market risk in its trading portfolio because the values of its trading positions are sensitive to changes in market prices and rates.

Market risk is managed using a framework of market risk management policies and risk control procedures, as well as notional, greeks, risk and loss limits. These limits are proposed by every trading desk/division (including the Group's overseas operations), reviewed by the Risk Management & Compliance sector – Market Risk Management and approved by ALCO annually. ALCO also reviews and approves new limits or changes to existing limits as and when these are proposed. The powers of ALCO are delegated by the Executive Committee of the Board whose powers are, in turn, delegated by the Board of Directors. The monitoring of market risk trading limits and the reporting of any limit excess and ratification are carried out independently by the Business Area Control Unit.

There is no single risk statistic that can reflect all aspects of market risk. The more common approaches are Value-at-Risk (VaR) and stress testing. These risk measures, taken together, provide a more comprehensive view of market risk exposure than any one of them individually. VaR is a measure of the dollar amount of potential loss from adverse market movements under a normal market environment. Statistical models of risk measurement, such as VaR, provide an objective and independent assessment of how much risk is being taken. They also allow consistent and comparable measurement of risks across financial products and portfolios.

Market risk is measured using VaR methodologies, namely, variance-covariance and historical simulation models based on the historical market data changes for the past 260 days within a 95% confidence level and assuming a one-day trading horizon.

The variance-covariance methodology is a parametric approach that assumes returns are normally distributed. Under this methodology, a matrix of historical volatilities and correlations is computed from the past 260 days' market data changes. VaR is then computed by applying these volatilities and correlations to the current portfolio valued at current price levels.

The historical simulation methodology is a non-parametric approach that does not make any underlying assumption about the distribution of returns. The method assumes that actual observed historical changes in market rates, such as interest and foreign exchange rates, reflect future possible changes. It uses historical price changes for the past 260 days to compute the returns of the portfolio and a VaR figure is then obtained from the actual distribution of these returns of the portfolio based on a 95 percentile.

The VaR calculations are performed for all material trading portfolios.

However, there are certain limitations to the VaR methodologies. They do not reflect the extent of potential losses that may occur beyond the 95% confidence level or that may occur for positions that could not be liquidated within the one-day trading horizon. In addition, historical data may not accurately reflect price changes that are likely to occur in the future and all VaR methodologies are dependent on the quality of available market data. Hence, to evaluate the robustness of the VaR model, daily 'back testing' of VaR estimates are conducted against hypothetical losses. This is carried out in accordance with the Group's Back Testing Policy, as approved by ALCO.

To overcome the limitations of VaR as well as to complement VaR, stress and scenario tests are performed on the trading portfolios. These serve to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. While VaR estimates the Group's exposure to events in normal markets, stress testing discloses the risks under plausible events in abnormal markets. Portfolio stress testing is integral to the market risk management process and, together with VaR, are important components in risk measurement and control tools.

Stress tests are performed in accordance with the Group's Stress Testing Policy, as approved by ALCO. The Group's corporate stress tests are built around changes in market rates and prices that result from pre-specified economic scenarios, such as historical market events as well as hypothetical sensitivity analysis, and assume that no action is taken during the stress event to mitigate risks, reflecting the decreased liquidity that frequently accompanies market shocks.

Some examples of stress tests that are performed include daily worst-case VaR based on the worst price changes experienced within the past 260 days and on historical events, for instance, the 1997/1998 Asian financial crisis, the 2000/2001 New Economy crisis and the June – August 2002 Investor Confidence crisis. Hypothetical sensitivity analysis includes parallel yield curve shifts as well as steepening and flattening of yield curves at different pivot tenor points for major trading currencies.

As with VaR, stress test calculations are performed for all material trading portfolios.

The VaR, stress and scenario testing results are reported to ALCO, the Executive Committee of the Board and the Board of Directors in accordance with the frequency that they meet.

Group daily diversified VaR – 2003


18%
38%
44%
Equity/ volatility risk
Foreign exchange risk
Interest rate risk

Group daily diversified VaR – 2002


36%
45%
19%
Equity/ volatility risk
Foreign exchange risk
Interest rate risk

The risks taken by the Group are measured against corresponding rewards to ensure that returns are commensurate with the risks taken. A risk-reward measure of Earnings-at-Risk (EaR) is used as a standard measurement of the risks against corresponding rewards across different products and business types. EaR is used as a benchmark in the setting of risk limits against prospective earnings.

Value-at-Risk (VaR)

The risks taken by the Group, as reflected by the level of VaR, are dependent on the level of exposure taken by the Group, and the level of market prices for the relevant period that is used in the computation of VaR.

The Group's daily diversified VaR, as at 31 December 2003, was $4.0 million and comprised mainly equity/volatility risk (44%), interest rate risk – including credit spread risk (38%), and foreign exchange risk (18%).

The Group's daily diversified VaR for 2003, averaging $3.1 million, ranged between a low of $2.0 million and a high of $6.8 million.

Group daily diversified VaR for 2003

$ million	31.12.03	High	Low	Average
Equity/volatility	**2.6**	**3.8**	**0.6**	**1.7**
Foreign exchange	**1.1**	**5.8**	**0.6**	**1.4**
Interest rate	**2.3**	**2.8**	**1.2**	**1.8**
Diversification effect	**(1.9)**	**NM**	**NM**	**(1.9)**
Total VaR	**4.0**	**6.8**	**2.0**	**3.1**

Group daily diversified VaR for 2002

$ million	31.12.02	High	Low	Average
Equity/volatility	0.8	1.9	0.4	0.9
Foreign exchange	2.0	3.2	0.9	2.0
Interest rate	1.6	3.1	0.7	1.8
Diversification effect	(1.5)	NM	NM	(1.7)
Total VaR	2.9	4.6	2.0	3.0

NM denotes 'Not Meaningful' to compute diversification effect because the high and low may occur on different days for different risk types.

Group daily diversified VaR distribution for 2003


Number of days
Number of days: 252
Low: $1.95 million
High: $6.81 million
Average: $3.11 million
≤1.5: 0
1.5 – 2: 2
2 – 2.5: 59
2.5 – 3: 70
3 – 3.5: 40
3.5 – 4: 52
4 – 4.5: 20
4.5 – 5: 8
5 – 5.5: 0
5.5 – 6: 0
6 – 6.5: 0
6.5 – 7: 1
> 7: 0
Diversified VaR ($ million)

Group daily diversified VaR distribution for 2002


Number of days
Number of days: 251
Low: $2.03 million
High: $4.63 million
Average: $3.02 million
≤1.5: 0
1.5 – 2: 0
2 – 2.5: 38
2.5 – 3: 97
3 – 3.5: 72
3.5 – 4: 38
4 – 4.5: 5
4.5 – 5: 1
5 – 5.5: 0
5.5 – 6: 0
6 – 6.5: 0
6.5 – 7: 0
> 7: 0
Diversified VaR ($ million)

The Group's daily trading income for 2003, averaging $0.75 million, ranged between a low of $(9.24) million and a high of $5.15 million.

Group daily trading income distribution for 2003


Number of days
Number of days: 252
Low: $(9.24) million
High: $5.15 million
Average: $0.75 million
≤ (10): 0
(10) – (8): 2
(8) – (6): 1
(6) – (4): 0
(4) – (2): 8
(2) – 0: 64
0 – 2: 119
2 – 4: 47
4 – 6: 11
> 6: 0
Profit and loss ($ million)

Group daily trading income distribution for 2002


Number of days
Number of days: 251
Low: $(4.62) million
High: $5.53 million
Average: $0.88 million
≤ (10): 0
(10) – (8): 0
(8) – (6): 0
(6) – (4): 1
(4) – (2): 15
(2) – 0: 60
0 – 2: 113
2 – 4: 50
4 – 6: 12
> 6: 0
Profit and loss ($ million)

Operational Risk Management

Operational risk is defined as the potential loss arising from a breakdown in the Group's internal control or corporate governance that results in error, fraud, failure/delay to perform, or compromise of the Group's interests by employees. Operational risk also includes the potential loss arising from a major failure of computer systems and from disasters, for example, a major fire. Potential loss may be in the form of financial loss or other damages, for example, loss of reputation and public confidence that will impact the Group's credibility and ability to transact, maintain liquidity and obtain new business.

Operational risk is managed through a framework of policies, techniques and procedures as approved by the Management Committee (MC) under its delegated authority from the Board of Directors. The decisions of the MC and its monthly risk management reports are reviewed by the Executive Committee of the Board.

This framework of techniques and procedures, developed by Risk Management & Compliance sector – Operational Risk Management, encompasses the following:

- the building of Operational Risk Profiles (ORPs);
- conduct of Operational Risk Self Assessment (ORSA) based on the ORPs;
- development of an Operational Risk Action Plan (ORAP);
- the monitoring of Key Operational Risk Indicators (KORIs);
- the collection and analysis of risk events/loss data; and
- the process for monitoring and reporting operational risk issues.

The building of the ORPs involves risk identification, the assessment of inherent or absolute risks, as well as the identification and classification of management controls. The methodology provides the tool for the profiling of significant operational risks to which business and support units are exposed. These units then define the key management policies/procedures/controls that have been established to address the identified operational risks.

As part of the continual assessment, ORSA provides the business/support heads with an analytical tool to identify the wider operational risks, assess the adequacy of controls over these risks, and identify control deficiencies at an early stage so that timely action can be taken.

Where actions need to be taken, these are documented in the form of an ORAP for monitoring and reporting to top management.

KORIs are statistical data that are collected and monitored regularly by business units on an on-going basis for the early detection of potential areas of operational control weakness. Trend analysis is carried out to determine whether there are systemic issues to be addressed.

A Group policy and framework on incident reporting was established during the year to ensure consistent and accurate loss data collection. The loss database is being built and will facilitate the conduct of root cause analysis, thereby strengthening the operational risk management capability of the business units.

Included in the overall framework of operational risk is the disciplined product programme process. This process aims to ensure that the risks associated with each new product/service are identified, analysed and managed.

For the implementation of all online products and services, extra care and precautionary measures are taken to address and protect customers' confidentiality and interests. Clear instructions are also posted on the Group's website to advise and educate customers on the proper use and safekeeping of their access identification and passwords.

As part of the Group's comprehensive operational risk framework, an enhanced Group-wide Business Contingency Plan has been developed. In addition, in line with the increasing need to outsource internal operations in order to achieve cost efficiency, a Group policy has been established to regulate the outsourcing of services to third parties.

Risk transfer mechanisms, such as insurance, also form part of this framework. Identified operational risks with relatively high residual risk assessment ratings and new risks that are beyond the control of the Group will be scrutinised for insurability.

Legal risk is part of operational risk. Legal risk arises from inadequate documentation, legal or regulatory incapacity or insufficient authority of customers and uncertainty in the enforcement of contracts. This is managed through consultation with the Group's legal counsel and external counsel to ensure that legal advice is appropriately taken where necessary.

As part of preparations to comply with Basel II, the Group has started mapping all its business activities to the eight Business Lines as defined by the Basel Committee on Banking Supervision. The Group is expected to provide capital for operational risk using the Standardised Approach by 2007.

Group Compliance

The Group operates in an environment that is subject to a significant number of regulatory and operational compliance requirements. Risk Management & Compliance sector – Group Compliance is primarily responsible for ascertaining whether the appropriate control measures are in place for the Group to be reasonably assured that its businesses and operations are conducted in accordance with the relevant laws, regulations, policies and procedures. Where there are no explicit requirements, the Group adopts policies and procedures that are in line with best practices in the industry.

Group Compliance achieves its objectives through a team of dedicated Compliance Officers in key business lines and support units, including the Group's overseas branches and subsidiaries. These Compliance Officers monitor and enforce compliance with the relevant laws, regulations, policies and procedures in their respective areas, and report to the Head of Group Compliance who provides them with independent support and guidance to perform their tasks.

Group Compliance also spearheads the Group's efforts in ensuring that its businesses are not involved with money laundering and terrorist financing activities by issuing guidelines for business units to follow and by conducting reviews of compliance with these guidelines. Training sessions are also held to create and heighten staff awareness on the prevention of money laundering and terrorist financing activities.

During the year, there were many new developments in relation to the Securities and Futures Act and the Financial Advisers Act. A 'Customer Suitability Policy' was drawn up by Group Compliance to address compliance with these regulatory requirements. The Policy further includes a standard methodology to assess the risks of each investment product that the Group sells to its customers. The main intention is to guide customers in arriving at suitable investment decisions.


Here's a little push to
GROW your life.
What are
you growing for?
UNITED OVERSEAS BANK


Here's something extra exciting to
GROW your wealth.
What are
you growing for?
UNITED OVERSEAS BANK

A nationwide print, TV and radio advertising campaign reinforces our promise to help customers achieve their aspirations with a wide range of financial solutions that grow with their needs.

The growth promise

2003 saw the launch of our 'United for Growth' brand platform that is dedicated to helping our customers grow. We implemented a range of software and hardware initiatives that will support this promise, from a set of value drivers to redesigning our branches.

Our promise to help our customers achieve their aspirations began with the launch of our value drivers, SPOT, in the second half of 2003. SPOT, the acronym for Supportive, Proactive, Open and Thorough, is the driving force that will deliver our promise of growth to our customers and shareholders. SPOT provides the foundation for all that we do to make every customer's experience with us consistent, positive and satisfying. Already, we are seeing encouraging results. In Singapore, the average Customer Satisfaction Index at our front office has risen from 78% in 2002 to 93% in 2003.

Perhaps the most visible element of our growth promise is the branch. We have redesigned our branches in Singapore to a common standard to give them a distinctive identity with the same signature elements. This standard goes beyond appearances. Every aspect of the redesigned branch affirms our commitment on growing customer relationships: from the 'meeter greeter' service and our Customer Relationship Management system to the branch personnel who are trained to create a unique banking experience for the customer. Investment Centres at the branches further enhance the personalised level of service while priority queues offer express service for our mass affluent and high networth customers.

...ment Centres at our branches across the island
...enhance the personalised level of service for customers.


United for
Growth

We constantly develop innovative cards ... meet the specific interests of our cardmembers. An example is the UOB Visa Mini Card for the young and trendy.


UOB
VISA

Building a growth company

Individual Financial Services

Our Individual Financial Services business covers Personal Financial Services and High Networth Banking.

Personal Financial Services sector serves individual customers, including our 121 Banking customers who represent the mass affluent segment. The principal products and services for personal customers include deposits, loans, investments, and credit and debit cards. Personal Financial Services also sells and distributes a range of life assurance products. These services are delivered via our extensive network of branches and self-service machines, the telephone and the Internet. A comprehensive financial planning service is offered through our UOB Personal Bankers.

High Networth Banking sector provides an extensive range of quality financial services, including wealth management and trust services as well as best-of-breed investment products, to the wealthy and more affluent customers. Dedicated Relationship Managers provide a highly personalised service to these high networth clients.

At the global level, our Individual Financial Services business reported profit before tax of $421 million in 2003, up 10.8% from 2002. The increase was primarily due to strong revenue growth in consumer loans from our overseas operations.

Personal Financial Services

Personal Financial Services sector in Singapore continued to attract new customers through competitive pricing and innovative products.

We maintained our leadership position in the credit card business. Our credit card base achieved a growth rate in excess of 15%, with more than 900,000 cards issued by the end of 2003. We remained the industry leader in Visa debit cards with more than 330,000 cards in force, or a year-on-year increase of 14%. Debit card spend also grew by 50%.

During the year, we implemented our Customer Relationship Management (CRM) system. Supported by technology and enhanced data warehousing and data mining capabilities, the CRM platform provides us with a comprehensive view of all aspects of a customer's relationship with us.

This has improved our ability to sell effectively and to deliver a consistent quality of customer service across all our service channels. It has also helped us to embark on strategic initiatives that are focused on offering products and services which are appropriate to the needs of each of our customer segments. These included enhancing our 121 Banking service where we witnessed a significant increase in the product holding ratio, the roll-out of a priority queue service across our entire branch network for our most valuable customers, and the launch of UOB Rewards Plus – a loyalty programme designed to deepen the relationships with our customers across products and services by offering them attractive and relevant rewards.

Success in building stronger customer relationships was also evident in the broadening credit card range delivered to different market segments to meet their unique needs. We were the first bank in Asia-Pacific to launch the Visa Infinite Card in Singapore and Hong Kong. The UOB Visa Infinite Card is a highly exclusive card for the top 0.1% of the elite circle. We were also the first to launch the Visa Mini Card. At half the size of the conventional credit card, it is the smallest Visa card in the market and makes an ideal companion for the young and trendy.

In addition, we launched UOB FirstZero Home Loan, a groundbreaking home loan package that gives customers more savings with its 0% interest for the first year.

High Networth Banking

High Networth Banking sector in Singapore achieved outstanding results in 2003, despite the challenging market environment. The wealth management business represents a prime growth opportunity for us and we are committed to position ourselves not just as a quality custodian of our clients' funds but also as an enhancer of their wealth. Our Relationship Managers are trained professionals who are dedicated to helping our high networth clients protect, manage and grow their wealth.

Institutional Financial Services

Our Institutional Financial Services business covers Commercial Credit, Corporate Banking, Structured Trade & Commodity Finance, Corporate Finance and Capital Markets.

Commercial Credit sector serves the small and medium-sized enterprises (SMEs). The main products and services for this broad customer segment include current accounts, deposits, lending, asset finance, trade finance, cash management and cross-border payments. Relationships with SME customers are managed through a network of account relationship managers at Head Office and at the branch level.

Corporate Banking sector serves the middle market and large local corporate groups, including non-bank financial institutions. Products offered include banking, financing and advisory services.

Structured Trade & Commodity Finance is a new business established in response to the needs of our commercial credit and corporate banking customers. It works closely with Commercial Credit and Corporate Banking to structure special financing packages for large local and international commodity traders.

Corporate Finance serves corporations at local, regional and global levels with a vast platform of corporate finance tools and expertise, including initial public offerings (IPOs), rights issues, and advisory services in relation to mergers and acquisitions, corporate restructuring and valuation.


BUSINESS Internet Banking
UOB BUSINESS
Internet Banking.
Discover the world of
ONLINE BANKING
convenience.
Just click any link on
the left to learn MORE...

Online banking, like UOB Business Internet Banking,
increasing convenience and efficiency for our customers.

A major project financing transaction in 2003 was our participation as a Lead-Arranger in a US$480 million loan facility cum bridge loan for STT Communications Ltd to refinance the information-communications company's acquisition of Indosat.


STT COMMUNICATIONS LTD

Capital Markets specialises in providing solution-based structures to meet the financing requirements of clients, as well as in the issue of debt and quasi-debt securities and loan syndications. Capital Markets completed a number of major deals in 2003. These are reported under the section 'International' in the respective countries where the transactions are booked.

At the global level, our Institutional Financial Services business recorded a commendable growth of 12% in profit before tax to $682 million. The improved performance reflected a stronger fee income in the second half of 2003 and lower loan provisions, both from our capital market and corporate banking activities in Singapore and the region.

Commercial Credit

There was slow economic growth in 2003, brought about largely by the outbreak of the Severe Acute Respiratory Syndrome (SARS) and the Iraqi war. Consequently, in Singapore, our SME customers experienced a difficult year. Despite the subdued environment, our loan portfolio remained healthy. Loan provisions were lower against 2002.

We continued to be the market leader in financing the SME segment, and are well placed to meet their expanding regional requirements through the forging of strong relationships and the provision of a full suite of products and services.

Our Business Internet Banking – launched in 2002 – is offering our SME customers more convenient access to their accounts. In 2003, we saw a five-fold growth in our online customer base. Transaction volume and transaction value also rose significantly. We plan to continue to invest in the development of this online channel in response to growing demand and usage.

Another initiative in 2003 was the establishment of a Retail Banking Centre to better serve our smaller-sized SME customers.

Corporate Banking

In Singapore, our corporate banking portfolio is characterised by a diversified base of customers across a wide range of industries. We segmentise our customers by industry groupings, for greater customer focus and long-term relationship management.

Corporate Banking continued to develop its project financing capabilities by successfully completing several major transactions in 2003.


Hi-P INTERNATIONAL LIMITED
Initial Public Offering
8th December 2003

In 2003, we managed and underwrote one of the year's largest equity capital raising exercises with the initial public offering on the Singapore Exchange of Hi-P International Limited, an integrated contract manufacturer specialising in precision plastic with markets across the world.

We participated as a Lead-Arranger in a US$480 million five-year term transferable loan facility cum bridge loan for STT Communications Ltd to refinance its acquisition of Indosat. STT Communications Ltd, a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd, is a leading information-communications company with operations and investments in Asia-Pacific, the Americas and Europe.

Building on our strong banking relationship with the StarHub Group, we extended a $250 million three-year term loan to StarHub Pte Ltd to finance the group'ss capital expenditure and corporate and general funding requirements.

We were a Lead-Manager in a $150 million three-year transferable loan facility to Singapore Post Ltd for financing its working capital and general corporate funding requirements.

We also participated as an Arranger in a $150 million six-year term loan/revolving credit facility to Yellow Pages (Singapore) Pte Ltd to finance its acquisition of the business/assets under the former Yellow Pages group and its general working capital requirements; and as a Lead-Arranger in a US$145.4 million standby letter of credit facility to guarantee Banpu Plc's equity injection into BLCP Power Ltd, a 1,434 MW coal-fired power plant in Thailand.

During the year, we strengthened our role as a Global Relationship Manager, linking our customers' regionalisation needs to tailored financial solutions through our overseas branches.

At the same time, our Business Internet Banking initiative produced tangible results, with more customers being registered for the service. Usage has also grown.

Structured Trade & Commodity Finance

Structured Trade & Commodity Finance has enhanced our core strength of providing traditional trade financing to local and international traders in commodities and general merchandise. We now have the capability to finance, on a structured basis, trades in a range of commodities – from internationally traded commodities like crude oil and metals to soft commodities like palm oil and grains. This business performed well in 2003, attracting a creditable fee income and contributing to an enlarged trade finance customer base.

Corporate Finance

In Singapore, Corporate Finance completed 13 IPOs, one rights issue and five advisory deals in 2003. The IPOs raised $381 million of capital and earned us a second placing in the domestic IPO league table with a market share of 20% in terms of issue size.



Our major achievements included floating the year's largest China-based IPO in Singapore for Full Apex (Holdings) Limited, and managing and underwriting the year's second largest IPO, Hi-P International Limited. We also completed the IPOs of two other China-based companies, Sinomem Technology Limited and Singpu Chemicals Ltd.

We were the Financial Adviser to Chew Eu Hock Holdings Ltd on a reverse takeover of the company by Hiap Hoe Holdings Pte Ltd. We also advised the Haw Par Group on the privatisation of its listed subsidiary, Haw Par Healthcare Limited.

Global Treasury

Global Treasury provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading and futures broking, as well as an array of structured products. We are the dominant provider of bank note services in the region and the only bank in Singapore to offer the full range of gold products.

Despite the challenging operating environment in 2003, marked by volatility in foreign exchange trading and the decline in prices of Singapore Government securities following the upward trend of the yield curve, Global Treasury continued to capitalise on its strengths and competitive advantage in strategic markets. Against this backdrop, profit before tax at the global level rose 1.7% to $305 million, reflecting the strength of our core treasury businesses.

In Singapore, we reinforced our trading capabilities in Asian currencies, in particular, our role as a key market maker in Singapore dollar treasury instruments, following the expansion of our treasury franchise and an improved trading risk profile.

We also made significant strides in expanding our customer-related business. Growth in the sale of our structured products, in particular, continued to drive our Global Treasury income, as we increased our penetration into the retail and sophisticated customer segments as well as the financial institutions sector.

Amidst the low interest rate environment, our ability to innovate is key to providing our customers with products that will enhance their returns. This was evident during the year when we successfully launched our Target Redemption Inverse Floater and Equity-Linked Notes where we achieved total sales of $400 million, and our structured deposits, called the UOB Fixed Deposit Plus series, which yielded $480 million in sales.

We continued to lead in the area of Collateralised Debt Obligation (CDO) structuring and management in Singapore with the launch of an additional two synthetic CDO transactions in 2003. The total notional amount was US$3.2 billion. We have thus far successfully launched four CDOs amounting to US$6.23 billion.


Once again, our home-grown team remains Singapore's

With 70 industry awards garnered since 1996, UOB Asset Management remains Singapore's most awarded fund manager.



UOBM Kuching Branch, relocated during the year, is one of United Overseas Bank (Malaysia)'s 37 branches in Malaysia.

Asset Management

Our Asset Management business covers asset management, venture capital management and proprietary investment activities. At the global level, this business achieved significant growth in profit before tax, registering $149 million for 2003. The increase was boosted by strong trading and investment gains and higher fee income.

We provide asset management services through our subsidiaries in Singapore, Malaysia, China, Taiwan, France and USA, serving institutional clients as well as retail customers with a broad array of investment products.

At the end of 2003, global assets under management and advice and committed capital rose $6.3 billion or 40.5% to reach $21.9 billion. Assets under management totalled $21.5 billion, while committed capital was $0.4 billion.

UOB Asset Management (UOBAM) launched three capital protected funds and a convertible bond fund in 2003, bringing to 56 the number of funds and sub-funds under its management. Unit trust assets under its management almost doubled in 2003, reaching $2.4 billion compared to 2002. It also strengthened its position as a leading Asian CDO manager when it was appointed as the Collateral Manager for an additional two CDO transactions structured by parent bank, UOB, namely, United Global Investment Grade CDO III (US$1.7 billion) and United Global Credits CDO Ltd (US$1.5 billion). At end-2003, there were 10 CDOs and Collateralised Bond Obligations (CBOs) under its management and advice.

UOBAM's strong performance won a number of awards in 2003. Asia Risk magazine named it 'Asset Manager Of The Year' for CDO and CBO management. It won 13 out of 69 awards at The Edge-Lipper Singapore Unit Trust Fund Awards 2003, and 6 out of 32 awards at the Standard & Poor's Investment Funds Award Singapore 2004, thus emerging as the investment house to receive the most number of awards from The Edge-Lipper and Standard & Poor's for its fund performances in 2003. With these accolades, UOBAM retains its standing as Singapore's most awarded fund manager with an impressive total of 70 industry awards since 1996.

UOB Venture Management specialises in venture capital and direct equity investments. As at the end of 2003, the subsidiary had managed and advised six funds totalling $329 million in committed capital.

UOB Global Capital (UOBGC), our global asset management subsidiary, continued to expand its hedge fund business in 2003 by entering into a strategic alliance with Alternative Investment Management & Research S.A. for the exclusive distribution of the SOGAsia Fund worldwide. The Fund is a hedge fund that focuses on low volatility/mean reverting market neutral and event-driven strategies in Asia.

UOBGC also further expanded its mutual fund family in Dublin, Northern Ireland to include the UOB Kinetics Paradigm Fund and UOB Greater China Fund.

International

Our presence extends beyond Singapore to 185 offices in 17 countries and territories throughout Asia-Pacific, Western Europe and North America.

In line with our mission to be a premier bank in the Asia-Pacific region, we have significant operations across the region, primarily through our banking subsidiaries and branches. We have particularly strong coverage in Malaysia, Thailand, Indonesia, the Philippines and Greater China.

In the first half of 2003, a number of our key markets faced challenging conditions posed by the SARS outbreak, the war in Iraq and threats of terrorism. In spite of these, and supported by an improvement in the business climate towards the latter part of 2003, we emerged with relatively good results for the year.

Net profit from our overseas operations, excluding ACU, grew by 2.4% points, and contributed 24.4% to the Group's total profit in 2003 compared to 22.0% in 2002. This puts us on track to achieve our goal of 40% by 2010.

Malaysia

The United Overseas Bank (Malaysia) [UOBM] group registered net profit after tax of RM357.6 million ($160.1 million) in 2003, up by 22.5% compared to 2002.

Corporate and housing loans and credit card receivables grew strongly, leading to higher interest, fee and commission income. Unit trust sales leapt by 183% over 2002 to reach RM630 million ($282 million). The debut performance from our 49% owned insurance associate, Uni.Asia Capital Sdn Bhd, was encouraging. It helped to generate significant growth in our bancassurance business.

Our range of Internet banking services is becoming an important part of our multi-channel delivery network in the country. In 2003, we expanded our online services to meet customer expectations. Corporate Internet banking services were also introduced to help our corporate customers manage their company finances more efficiently.

Expansion of wealth management services remains another priority. This strategy continues to be pursued with investment in upgrading our wealth management infrastructure and operations. Our customer sales relationship officers are now equipped with more sophisticated tools to better serve our valued customers.

We continued to provide innovative financing solutions in the area of investment banking. Major deals completed during the year included UOBM acting as Lead-Arranger for a RM235 million Islamic refinancing package for the Iris Corporation Group of Companies, and as Co-Arranger for a RM1.22 billion financing package for Panglima Powers Sdn Bhd. We were also a Joint Lead-Arranger for a RM5.57 billion Islamic package for SKS Power Sdn Bhd that was the largest project financing for a single phase independent power plant in Asia and the largest Islamic bond raising in the country in 2003.

In addition, The Asian Banker named UOBM as the 'Strongest Bank In Malaysia' based on our financial and operational performance, and asset quality.

With the positive outlook for the global and Malaysian economy, we are well positioned to leverage on our extensive network of 37 branches – the largest among foreign banks, strong financial resources, productive workforce and robust underwriting capabilities to grow our corporate and personal banking businesses. The prospects are also bright for our insurance arm, given the acceleration of bancassurance activities in the country.

Thailand

UOB Radanasin Bank (UOBR) has a network of 35 branches throughout Thailand. Its core activities are personal financial services, trade services, corporate banking, and treasury and investment banking services.

The operations of UOBR turned profitable in 2003, the first time since its acquisition by UOB in late 1999. Net profit after tax stood at THB86.4 million ($3.7 million), benefiting from an increase in loans and a low interest rate environment.

Our loan portfolio rose strongly by 38.3% to reach THB37 billion ($1.6 billion), fuelled in part by a year of high economic growth in the country. Lending to the export-oriented corporate sector together with our housing loan, personal loan and credit card businesses also expanded rapidly. Trade finance services too enjoyed healthy growth, especially in the areas of packing credit, trust receipts, import letters of credit and export bill negotiations.

During the year, UOBR successfully obtained approval to access the insurance market. The licence, together with our earlier licences for the underwriting of debt issues and marketing of mutual funds, will significantly expand our business capabilities in Thailand. They are also important in our strategy to provide wealth management services to the high networth customer segment.

UOBR's continuing commitment to quality service has earned it the distinction of being the first commercial bank in Thailand to be awarded ISO9001:2000 certification for its internal audit operations. This certification is part of UOBR's efforts to align its quality management systems with international standards.

The outlook for Thailand in 2004 suggests yet another year of high GDP growth, driven by strong exports and robust domestic demand. In line with this trend, UOBR plans to stay focused on serving the needs of the export sector and the retail customers.

Indonesia

Our banking subsidiary, PT Bank UOB Indonesia, reported lower net profit after tax of IDR57.8 billion ($11.6 million) for 2003, due mainly to declining interest spreads.

We expanded our customer base and improved the quality of our assets. We concentrated on building up a stable core deposit base and nurturing our core corporate lending, trade and treasury businesses.

Going forward, we will continue to build our business platform by steadily expanding our existing network of eight branches and sub-branches and increasing our range of services so as to tap the opportunities in this vast market.

Our subsidiary, UOB Asia, also successfully completed a series of capital raising transactions for clients in Indonesia in 2003, including PT Kaltim Prima Coal (KPC). It was the Lead-Arranger in a US$404 million financing package in connection with the acquisition of the beneficial ownership in KPC by PT Bumi Resources Tbk from BP and Rio Tinto and the repayment of KPC's pre-acquisition debt. KPC operates a coalmine in East Kalimantan that is regarded as one of the world's largest excavator and truck open cut mines.

Philippines

The operating environment continued to be difficult in the Philippines. Despite this, United Overseas Bank Philippines was able to significantly reduce its losses over the previous year, from PHP1,043.0 million ($34.1 million) in 2002 to PHP644.8 million ($19.7 million) in 2003, largely through improved revenues, and lower funding and operating costs.

Our strategy is to improve our risk profile by reducing our non-performing assets, improve the quality of our loan assets and generate stable core deposits. We will also continue to rationalise our operations to reduce costs, enhance efficiencies, and build a strong platform for delivering new products and services through our network of 67 branches – the largest among foreign banks operating in the country.

Greater China

With the further liberalisation of China's financial market, Greater China remains a growth area. We operate five branches and a representative office in China, five branches in Hong Kong and a branch in Taiwan.

In 2003, UOB Shanghai Branch became our second branch in China, after UOB Shenzhen Branch, to offer Renminbi banking services to foreign individuals, foreign enterprises and foreign joint-venture companies.


UOB RADANASIN BANK
Bancassurance

...services in Thailand were further expanded when our banking subsidiary, UOB Radanasin Bank, received the licence to ... insurance products to customers.

Our card business in Hong Kong showed strong momentum in 2003 with the launch of six new credit card types, each targetted to a specific customer segment.


UOBbank
VISA
Life made easier

In Hong Kong, we continued to widen our range of credit cards to enhance our business in the highly competitive card market in the territory. The launch in 2003 of six new credit card types was well received and increased the total number of credit card types that we offer in Hong Kong to eight within a short span of less than two years.

UOB Asia (Hong Kong), our investment banking arm in Hong Kong, is focused on expanding its corporate finance activities. Among the year's noteworthy transactions were two listings on the Main Board of the Stock Exchange of Hong Kong, comprising the initial public offering for Synergis Holdings Ltd and the listing of the shares in Vitop Bioenergy Holdings Ltd by way of introduction. With a licence to underwrite B-shares in China and a representative office in Shanghai, the subsidiary is also well positioned to tap the potential of China's investment banking market.

Other Overseas Operations

We continued to pursue organic growth in our other overseas operations, with the focus on broadening our lines of business and building on our strengths in the local markets.

In South Korea, we established a treasury team in UOB Seoul Branch to capitalise on the growing treasury business in the country. In Vietnam, UOB Ho Chi Minh City Branch was awarded the 'Outstanding Performer Award 2003' from Visa International Asia Pacific for achieving exceptional and constant growth in merchant sales volume.

Our branches in the developed markets, namely, Australia, North America and United Kingdom, performed well during the year, with increased contributions to Group profit. Besides participating in loan syndications, we will continue to seek senior arranger or lead roles so as to improve our fee income. We will also continue to support the financing needs of our customers who have investments in these markets.


security

Whether customers use the counter or the self-service machines, or seek a higher level of personal banking at the Investment Centre, every aspect of our redesigned branch affirms our commitment to help them grow.

Investing for future growth

Technology

Technology continues to fulfill a strategic and developmental role in every aspect of our business – from communications, service delivery and risk management to the implementation of new business initiatives and the streamlining of processes. Reflecting this commitment, our technology spend in 2003 amounted to $199 million, representing 18.2% of the Group's total operating expenses.

During the year, critical business processes from the sales to the back office were reengineered to bring about seamless customer service for our bank-wide CRM initiative. We also developed a Wealth Management System that allows our UOB Personal Bankers to meet customers' needs more effectively. Consequently, all customer interaction activities across the major delivery channels, namely, our branches, Call Centre and the Internet, and our back office units are now integrated to ensure consistent service across all customer touchpoints.

We also reengineered our credit and loan administration systems and processes with the aim of streamlining and improving overall efficiency and effectiveness.

To support our growing loan portfolio, a collections system was installed to automate collection planning, work queue, and approval and event scheduling management. The automated system has improved the risk management and operational efficiency of our collections process.

We adopt a flexible and modular information technology (IT) architecture by integrating our various channels, software and hardware with a robust enterprise messaging layer. This approach enables us to quickly replicate our operations to our overseas branches. Our branches in Hong Kong were our first in the region to hub both its IT and back office operations into Singapore. By in-sourcing through a shared service model, we are leveraging on Singapore's scale and infrastructure to improve the overall efficiency of the operations, risk management, administration and IT infrastructure of our overseas branches.

For our excellence in strategic enterprise IT deployment, we were named a CIO 100 Honouree 2003 in CIO Asia's annual index of Asia's top performing users of IT. We were also among the top five enterprises in Asia to receive the CIO Award.

Operations

Operations sector was formed in 2002 to centralise all our banking processes. This is fundamental to achieving economies of scale and greater operational efficiency, a core principle in our growth strategy.

The focus to improve the quality and predictability of our service delivery and reduce operating costs, via our 'Towards Operational Excellence' programme, intensified during the year.

Our Quality Programme, which provides the framework for us to collect performance data, establish performance standards and instill a quality mindset in Operations sector, is moving us quickly to realise improvements in many work areas.

We streamlined our work processes to increase automation and straight-through processing (STP). For example, the integration of our credit approval and multi-currency loan systems has increased efficiency for customers, reduced costs and freed 20% of the required processing team to focus on other higher value activities.

Centralisation and standardisation bring many benefits. They give us the ability to bring a broader range of products to market with greater speed and effectiveness. The resulting efficiencies also improve turnaround time and enable us to be the low-cost producer in many of our service areas.

During the year, we centralised the processing operations of our Singapore branches into our back office units to reap economies of scale and allow our branch staff to be more focused on customer service. We also moved the credit, branch, trade services and treasury settlement operations from Hong Kong to Singapore to reside on a common technology and operations platform. Further migration of our regional operations to Singapore is planned for 2004.

Other than centralisation, outsourcing or co-sourcing is also an efficient and practical way for us to derive the most value for our customers. During the year, we set up a joint venture company, Asia Fund Services, with Bank of Bermuda to process our unit trust transactions and unit trust registry services more efficiently and effectively. Asia Fund Services will also offer its highly automated and customised services to the fund management industry in Singapore.

Our performance and relentless pursuit of business excellence led to several internationally recognised awards during the course of 2003. We attained Singapore Quality Class status, a prestigious excellence award conferred by SPRING Singapore. In the annual Global Custodian and GSCS Benchmarks surveys, we were – for the fourth year running – 'Top Rated' and awarded 'Star' ratings respectively for our custody services. From our business partners, we won the STP Excellence Award and the Quality Recognition Award for achieving a STP rate of more than 95% in US$ fund transfers.

Service Channels

In addition to the branch redesign programme to reinforce our promise of growth, our on-going branch rationalisation programme calls for us to merge branches where it makes economic sense and to ensure presence where we are not represented.


grow

Staff members nurture the attributes of being Supportive, Proactive, Open and Thorough (SPOT) through creative play. SPOT provides the foundation for all that we do to make every customer's experience with us consistent and positive.

In Singapore, the year saw one branch closure cum merger. Two branches underwent renovations and have been turned into Wealth Management Centres, in line with our commitment to grow our customers' wealth. A branch and two autolobbies were established in new locations to increase customer access.

We opened our first-ever Safe Deposit Box Centre that is also the first by a bank in Singapore. The Centre houses more than 5,000 boxes of various sizes and offers extended hours of service to cater to the needs of customers.

We also invested in a multimedia-enabled platform for our Call Centre that is capable of integrating inbound and outbound voice and email. The platform will enhance our existing content-based and transaction-based interactions to a personalised, relationship-based level that is consistent with our strategy to build long-term customer loyalty.

Staff

To deliver our promise of growth, talent attraction, staff development and staff retention remain our key human resource priorities. We continually seek to build a quality team by identifying the right skills, and developing and retaining the very best talents to meet our business needs.

To this end, we provide a variety of training and development programmes to help staff grow their careers. In Singapore, the average training hours per staff increased by 17% in 2003, compared to 2002.

Performance measurement and target setting, enhanced in 2002, align the interests of staff with those of our shareholders and are crucial to the success of our growth strategy. A talent management process will be put in place to continue attracting, retaining and managing our human capital. This involves providing increased opportunities for our staff to grow through career planning and developmental experiences, thus building breadth and depth in our human resource.



(Left) Our investment in arts programmes, in particular, the UOB Painting Of The Year Competition and Exhibition, actively encourages local talents. (Above) In 2003, photography was added as a new category to promote artistic expressions.

Growing in our community

Corporate citizenship is important to us and in 2003, our corporate philanthropy in Singapore continued to focus on community development, education and the arts.

Community Development

During the year, the Bank and its employees joined the community in our fight against SARS when together we raised $300,000 for The Courage Fund. The Fund was set up to provide aid and relief to patients, healthcare workers and other Singaporeans affected by the outbreak.

Other major community initiatives included contributions to the President's Challenge 2003 that benefits more than 30 charities and to the Community Chest which supports more than 300,000 disadvantaged people.

Education

Our education activities in 2003 included a contribution of $1 million as a Founding Donor to the Lee Kuan Yew School of Public Policy to help establish Singapore as a global point of reference for the study of public administration and public policy. Other contributions went to programmes that focused on increasing access to education for children from low-income families.

The Arts

We have pioneered and funded the UOB Painting Of The Year Competition and Exhibition for 22 years and, in the process, helped almost 300 promising local artists achieve recognition for their works. In 2003, the Competition took on a new dimension with the inclusion of digital and non-digital photography as a new category. This is consistent with our goal of constantly providing new channels for creative expression.

For our contributions towards the promotion and organisation of artistic activities in Singapore, we were conferred the Patron Of The Arts award by the National Arts Council for the ninth time.

GROUP FINANCIAL REVIEW

REVIEW OF FINANCIAL PERFORMANCE

OVERVIEW OF BALANCE SHEET

Certain figures in this section may not add up to the relevant totals due to rounding.

Certain comparative figures have been restated to conform with the current year's presentation.

The figures for 2002 have been restated for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets.

Review of Financial Performance

Highlights and performance indicators

	2003	2002	Variance (%)	
Key indicators				
Net interest income (NII) ($ million)	**2,071**	2,128	-	2.7
Non-interest income (Non-NII) ($ million)	**1,089**	906	+	20.2
Total income ($ million)	**3,160**	3,034	+	4.1
Total expenses ($ million)	**1,095**	1,074	+	2.0
Operating profit before goodwill amortisation and provisions ($ million)	**2,064**	1,960	+	5.3
Net profit after tax				
Including goodwill amortisation ($ million)	**1,202**	1,006	+	19.5
Excluding goodwill amortisation ($ million)	**1,404**	1,201	+	16.8
Income mix				
NII/Total income (%)	**65.5**	70.1	-	4.6% points
Non-NII/Total income (%)	**34.5**	29.9	+	4.6% points
	100.0	100.0		–
Profit (before tax and goodwill amortisation) contribution				
Onshore (including ACU) (%)	**75.6**	78.0	-	2.4% points
Offshore (%)	**24.4**	22.0	+	2.4% points
	100.0	100.0		–
Return on average shareholders' funds (ROE)				
Including goodwill amortisation (%)	**9.3**	7.9	+	1.4% points
Excluding goodwill amortisation (%)	**10.9**	9.5	+	1.4% points
Basic earnings per share				
Including goodwill amortisation (cents)	**76.5**	64.0	+	19.5
Excluding goodwill amortisation (cents)	**89.3**	76.5	+	16.7
Return on average total assets (ROA)				
Including goodwill amortisation (%)	**1.10**	0.91	+	0.19% point
Excluding goodwill amortisation (%)	**1.29**	1.09	+	0.20% point
NII/Average interest bearing assets (%)	**2.25**	2.22	+	0.03% point
Expense/Income ratio (%)	**34.7**	35.4	-	0.7% point
Dividend rates (%)				
Interim	**20.0**	15.0	+	5.0% points
Special dividend in specie	**–**	18.8	-	18.8% points
Final	**40.0**	25.0	+	15.0% points

	2003	2002		Variance (%)
Other indicators				
Customer loans (net) ($ million)	**59,297**	58,884	+	0.7
Customer deposits ($ million)	**69,863**	67,919	+	2.9
Loans/Deposits ratio* (%)	**84.9**	86.7	-	1.8% points
Non-performing loans (NPLs) ($ million)	**5,160**	5,679	-	9.1
Cumulative provisions ($ million)	**3,332**	3,504	-	4.9
NPLs+/Gross customer loans (%)	**8.1**	9.0	-	0.9% point
Cumulative provisions/NPLs (%)	**64.6**	61.7	+	2.9% points
Total assets ($ million)	**113,446**	107,430	+	5.6
Shareholders' funds ($ million)	**13,282**	12,613	+	5.3
Unrealised revaluation surplus# ($ million)	**1,464**	1,186	+	23.4
Net asset value (NAV) per share ($)	**8.45**	8.03	+	5.2
Revalued NAV per share ($)	**9.38**	8.78	+	6.8
Net tangible asset backing per share ($)	**6.23**	5.68	+	9.7
Capital adequacy ratios (BIS) (%)				
Tier 1 capital	**12.8**	12.2	+	0.6% point
Total capital	**18.2**	15.3	+	2.9% points
Manpower (number)	**10,547**	10,320	+	227 number

* *Loans refer to net customer loans while deposits refer to customer deposits.*

\+ *Excluding debt securities.*

\# *Refers to revaluation surplus on properties and investment securities which was not incorporated into the financial statements.*

Review of Group performance

The Group recorded a net profit after tax (NPAT) of $1,202 million for 2003, an increase of 19.5% over the $1,006 million registered for 2002. The growth in NPAT was mainly due to higher non-interest income and lower provision charges, partly offset by lower net interest income.

The Group's operating profit before goodwill amortisation and provisions rose 5.3% to $2,064 million for 2003 compared to $1,960 million for 2002. The increase was driven principally by a growth of 4.1% in total income to $3,160 million, from $3,034 million for 2002.

The Group's total operating expenses, comprising staff and other operating expenses, increased 2.0% to $1,095 million for 2003 compared to $1,074 million for 2002. Staff expenses decreased 0.9% to $532 million, while other operating expenses increased 4.8% to $564 million.

The Group's provision charges decreased 22.2% to $362 million for 2003 against $465 million for 2002, while share of profit of associates (before tax) declined 13.1% to $107 million for 2003.

Net interest income

Net interest income of the Group declined 2.7% to $2,071 million for 2003 compared to $2,128 million for 2002. The decrease was largely due to lower contributions from inter-bank money market activities as a result of the low and flat interest rate yield curve. Net interest income continued to be the major contributor of total income, accounting for 65.5% (2002: 70.1%) of total income.

The average interest margin of 2.25% for 2003 was 3 basis points higher than the 2.22% for 2002. The increase was mainly due to the lower cost of funds.



Net profit after tax
$ million
1250
1000
750
500
250
0
925
1,006
1,202
2001
2002
2003



Net interest income
$ million
2500
2000
1500
1000
500
0
1,429
2,128
2,071
2001
2002
2003



Net interest income (NII) ratios
%
80
60
40
20
0
3.5
3.0
2.5
2.0
1.5
64.3
70.1
65.5
2.06
2.22
2.25
2001
2002
2003
NII/Total income
NII/Average interest bearing assets

Average interest rates and margin

	2003 Average balance $ million	2003 Interest $ million	2003 Average interest rate %	2002 Average balance $ million	2002 Interest $ million	2002 Average interest rate %
Assets						
Interest bearing						
Customer loans	**58,865**	**2,533**	**4.30**	60,221	2,811	4.67
Inter-bank balances and balances with central banks	**20,784**	**410**	**1.97**	22,589	546	2.42
Government securities	**8,607**	**167**	**1.93**	10,049	199	1.98
Dealing and investment securities	**3,783**	**185**	**4.89**	2,931	156	5.32
Total interest bearing assets	**92,039**	**3,294**	**3.58**	95,790	3,711	3.87
Non-interest bearing						
Cash and balances with central banks	**3,017**			2,273		
Investments in associates	**1,269**			1,631		
Fixed assets	**1,779**			1,688		
Goodwill	**3,586**			3,756		
Other assets	**4,209**			3,589		
Total non-interest bearing assets	**13,860**			12,937		
Total assets	**105,899**			108,727		
Liabilities						
Interest bearing						
Customer deposits	**68,016**	**796**	**1.17**	68,646	1,066	1.55
Inter-bank balances	**17,695**	**293**	**1.65**	20,255	396	1.96
Debts issued	**3,293**	**135**	**4.09**	3,221	121	3.76
Total interest bearing liabilities	**89,004**	**1,224**	**1.37**	92,122	1,583	1.72
Total non-interest bearing liabilities	**4,042**			3,725		
Total liabilities	**93,046**			95,847		
Net interest income		**2,071**			2,128	
Average interest margin*			**2.25**			2.22

* *Average interest margin represents net interest income as a percentage of total interest bearing assets.*

Analysis of changes in net interest income

	2003			2002		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest bearing assets						
Customer loans	**(63)**	**(215)**	**(278)**	1,243	(616)	627
Inter-bank balances and balances with central banks	**(44)**	**(92)**	**(136)**	(10)	(396)	(406)
Government securities	**(28)**	**(4)**	**(32)**	97	(93)	4
Dealing and investment securities	**45**	**(16)**	**29**	73	–	73
Total interest bearing assets	**(90)**	**(327)**	**(417)**	1,403	(1,105)	298
Interest bearing liabilities						
Customer deposits	**(10)**	**(261)**	**(271)**	516	(769)	(253)
Inter-bank balances	**(50)**	**(53)**	**(103)**	157	(373)	(216)
Debts issued	**3**	**11**	**14**	87	(19)	68
Total interest bearing liabilities	**(57)**	**(303)**	**(360)**	760	(1,161)	(401)

Non-interest income

Total non-interest income of the Group grew 20.2% to $1,089 million for 2003 compared to $906 million for 2002. The growth was primarily driven by higher fee and commission income derived largely from investment-related, loan-related and trade-related activities, higher net profit from dealing securities, government securities and derivatives, as well as higher foreign exchange profits. The Group's non-interest income for 2003 accounted for 34.5% (2002: 29.9%) of total income.

Non-interest income



1200
900
600
300
0
$ million
795
906
1,089
2001
2002
2003

Non-interest income/Total income



50
40
30
20
10
%
35.7
29.9
34.5
2001
2002
2003

Composition of non-interest income

	2003 $ million	2002 $ million	Variance %
Fee and commission income			
Credit card	**94**	96	(2.3)
Fund management	**78**	74	4.6
Futures broking and stockbroking	**35**	49	(27.5)
Investment-related	**98**	29	235.9
Loan-related	**97**	86	12.0
Service charges	**49**	44	12.0
Trade-related	**111**	101	10.3
Other	**26**	21	23.8
	588	501	17.4
Dividend and rental income	**115**	110	3.9
Other operating income			
Net profit from:			
Dealing securities, government treasury bills and securities, and derivatives	**142**	54	165.0
Foreign exchange dealings	**111**	82	35.2
Disposal of investment securities and associates	**54**	78	(31.2)
Disposal and liquidation of subsidiaries	**0***	0*	NM
Disposal of fixed assets	**19**	12	61.3
Other	**60**	70	(13.8)
	387	296	30.8
Total non-interest income	**1,089**	906	20.2

* *Less than $500,000.*
NM denotes 'Not Meaningful'.



Total operating expenses
1200
900
600
300
0
$ million
874
431
443
1,074
538
536
1,095
564
532
2001
2002
2003
Staff costs
Other operating expenses



Expenses/Income
50
40
30
20
10
%
39.3
35.4
34.7
2001
2002
2003

Operating expenses

Total operating expenses amounted to $1,095 million for 2003, which was 2.0% higher than the $1,074 million incurred in 2002. The increase was attributable to higher other operating expenses which were partly offset by lower staff costs. As a result of the higher growth in total income compared to the increase in total operating expenses, the expense to income ratio of the Group improved to 34.7% for 2003 from 35.4% for 2002.

Other operating expenses of $564 million were 4.8% higher compared to $538 million for 2002. The increase was mainly due to higher advertising and marketing costs, as well as higher commissions paid. These were partly offset by lower rental expenses and lower depreciation charges on fixed assets.

	2003 $ million	2002 $ million	Variance %
Wages and salaries	**450**	450	–
Employer's contribution to defined contribution plans, including Central Provident Fund	**49**	52	(5.3)
Other staff-related costs	**33**	34	(5.0)
Staff costs	**532**	536	(0.9)
Other operating expenses	**564**	538	4.8
Total operating expenses#	**1,095**	1,074	2.0

Total operating expenses included:

IT-related expenses	**199**	199	–
IT-related expenses as % of total operating expenses	**18.2%**	18.6%	(0.4)% point

Provisions charged to Income Statement

Total provision charges of $362 million for 2003 were 22.2% lower than the $465 million made for 2002. The decrease was largely attributable to lower specific provisions for loans which were in tandem with the decline in NPLs, as well as lower specific provisions for diminution in the value of investment securities.

	2003 $ million	2002 $ million	Variance %
Specific provisions/(write-back of provisions) for loans			
Five Regional Countries*	**(38)**	33	(216.9)
Greater China+	**(3)**	(39)	92.3
Singapore and other countries	**387**	428	(9.7)
	345	422	(18.1)
General provisions/(write-back of provisions)			
Five Regional Countries*	**1**	(2)	NM
Greater China+	**1**	(2)	NM
Singapore and other countries	**(2)**	4	(147.5)
	–	–	–
Specific provisions for diminution in value/impairment of investments, fixed assets and other assets	**16**	43	(62.4)
Total provisions	**362**	465	(22.2)

* *The Five Regional Countries comprise Malaysia, Indonesia, the Philippines, Thailand and South Korea.*

\+ *Greater China comprises China, Hong Kong and Taiwan.*

NM denotes 'Not Meaningful'.

Assets mix – 2003


7.0%
7.1%
3.0%
12.0%
18.6%
52.3%
Cash and balances with central banks
Securities*
Inter-bank placements and balances
Customer loans
Goodwill
Other

Assets mix – 2002


6.6%
3.9%
3.4%
13.2%
18.1%
54.8%
Cash and balances with central banks
Securities*
Inter-bank placements and balances
Customer loans
Goodwill
Other

Overview of Balance Sheet

Total assets

The Group's total assets as at 31 December 2003 grew to $113,446 million, an increase of 5.6% over the $107,430 million recorded as at 31 December 2002. Higher cash and balances with central banks as well as higher inter-bank placements and balances accounted for a large part of the increase.

Assets mix

	2003		2002	
	$ million	%	$ million	%
Cash and balances with central banks	**8,035**	**7.1**	4,213	3.9
Securities*	**13,609**	**12.0**	14,120	13.2
Inter-bank placements and balances	**21,122**	**18.6**	19,426	18.1
Customer loans	**59,297**	**52.3**	58,884	54.8
Goodwill	**3,466**	**3.0**	3,666	3.4
Other	**7,917**	**7.0**	7,120	6.6
Total assets	**113,446**	**100.0**	107,430	100.0

* *Comprising Singapore and other government treasury bills and securities, dealing and investment securities.*

Securities

Total securities as at 31 December 2003 amounted to $13,609 million. This was 3.6% lower compared to the $14,120 million registered as at 31 December 2002. The decrease was primarily attributable to reduced holdings in government treasury bills and securities which were partly offset by increased holdings in investment securities issued by financial institutions.

Total securities

	2003 $ million	2002 $ million
Trading, at fair value	**1,028**	804
Non-trading		
At cost adjusted for premium and discount	**12,713**	13,427
Provision for diminution in value	**(131)**	(111)
	12,582	13,316
Total securities	**13,609**	14,120

Securities analysed by issuer type

	2003		2002	
	Trading $ million	Non-trading $ million	Trading $ million	Non-trading $ million
Government	**503**	**7,159**	181	9,370
Public sector	**11**	**4**	2	6
Bank	**64**	**1,498**	21	631
Corporate	**426**	**3,702**	564	2,973
Other	**24**	**350**	36	447
Total securities	**1,028**	**12,713**	804	13,427

Securities analysed by industry

	2003		2002	
	$ million	%	$ million	%
Transport, storage and communication	**401**	**3.1**	559	4.2
Building and construction	**236**	**1.9**	321	2.4
Manufacturing	**561**	**4.4**	606	4.5
Financial institutions	**2,613**	**20.6**	1,321	9.8
General commerce	**150**	**1.2**	72	0.5
Government	**7,159**	**56.3**	9,370	69.8
Other	**1,593**	**12.5**	1,178	8.8
Non-trading securities	**12,713**	**100.0**	13,427	100.0

Customer loans

Net loans and advances to customers as at 31 December 2003 totalled $59,297 million. This represented an increase of 0.7% compared to $58,884 million as at 31 December 2002. The increase was primarily due to growth in the housing loans and trade financing portfolios which were partly offset by lower overdrafts.

Customer loans analysed by product group

	2003		2002	
	$ million	%	$ million	%
Housing loans	**14,789**	**23.6**	13,841	22.2
Term loans	**35,033**	**56.0**	35,253	56.5
Trade financing	**3,397**	**5.4**	2,915	4.7
Overdrafts	**9,362**	**15.0**	10,330	16.6
Total gross customer loans	**62,581**	**100.0**	62,339	100.0
General provisions	**(1,422)**		(1,425)	
Specific provisions	**(1,862)**		(2,030)	
Total net customer loans	**59,297**		58,884	

Customer loans analysed by industry

	2003		2002	
	$ million	%	$ million	%
Transport, storage and communication	**2,104**	**3.4**	2,058	3.3
Building and construction	**7,320**	**11.7**	9,148	14.7
Manufacturing	**5,846**	**9.4**	5,392	8.6
Non-bank financial institutions	**10,408**	**16.6**	10,809	17.3
General commerce	**6,143**	**9.8**	6,200	10.0
Professionals and private individuals	**9,653**	**15.4**	9,335	15.0
Housing loans	**14,789**	**23.6**	13,841	22.2
Other	**6,318**	**10.1**	5,556	8.9
Total gross customer loans	**62,581**	**100.0**	62,339	100.0

Gross customer loans analysed by fixed/variable rates and currency

	2003		2002	
	$ million	%	$ million	%
Fixed rate				
Singapore dollar	**8,987**	**14.4**	9,570	15.4
US dollar	**960**	**1.5**	712	1.1
Malaysian ringgit	**204**	**0.3**	166	0.3
Hong Kong dollar	**35**	**0.1**	40	0.1
Thai baht	**948**	**1.5**	534	0.8
Other	**1,066**	**1.7**	1,059	1.7
Total fixed rate gross customer loans	**12,200**	**19.5**	12,081	19.4
Variable rate				
Singapore dollar	**31,777**	**50.8**	31,799	51.0
US dollar	**6,948**	**11.1**	7,426	11.9
Malaysian ringgit	**6,110**	**9.8**	5,762	9.2
Hong Kong dollar	**966**	**1.5**	1,426	2.3
Thai baht	**599**	**0.9**	501	0.8
Other	**3,981**	**6.4**	3,344	5.4
Total variable rate gross customer loans	**50,381**	**80.5**	50,258	80.6
Total gross customer loans	**62,581**	**100.0**	62,339	100.0

Gross customer loans analysed by remaining maturity

	2003		2002	
	$ million	%	$ million	%
Within 1 year	**30,256**	**48.3**	29,394	47.2
Over 1 year but within 3 years	**9,668**	**15.5**	10,045	16.1
Over 3 years but within 5 years	**5,386**	**8.6**	6,627	10.6
Over 5 years	**17,271**	**27.6**	16,273	26.1
Total gross customer loans	**62,581**	**100.0**	62,339	100.0

For a breakdown of credit facilities to related parties, please refer to Note 28(f) to the financial statements.

Deposits

Total deposits of $88,702 million as at 31 December 2003 represented a 1.7% rise from the $87,221 million recorded as at 31 December 2002. The increase was due to higher savings and other deposits which were partly offset by lower bankers' deposits and lower customer fixed deposits.

As at 31 December 2003, customer deposits accounted for 78.8% of total deposits.

Deposits analysed by product group

	2003		2002	
	$ million	%	$ million	%
Bankers' deposits	**18,839**	**21.2**	19,302	22.1
Customer deposits				
Fixed deposits	**45,801**	**51.7**	47,287	54.2
Savings and other deposits	**24,062**	**27.1**	20,632	23.7
	69,863	**78.8**	67,919	77.9
Total deposits	**88,702**	**100.0**	87,221	100.0

Deposits analysed by remaining maturity

	2003		2002	
	$ million	%	$ million	%
Within 1 year	**87,450**	**98.6**	86,324	99.0
Over 1 year but within 3 years	**703**	**0.8**	743	0.8
Over 3 years but within 5 years	**434**	**0.5**	80	0.1
Over 5 years	**115**	**0.1**	74	0.1
Total deposits	**88,702**	**100.0**	87,221	100.0

Loans/Deposits ratio*

With the 2.9% increase in customer deposits outpacing the 0.7% increase in net customer loans, the loans to deposits ratio decreased 1.8% points to 84.9% as at 31 December 2003.

* *Loans refer to net customer loans while deposits refer to customer deposits.*

Loans/Deposits ratio*



120
90
60
30
0
$ billion
100
80
60
40
20
%
81.8
86.7
84.9
74.5
67.9
69.9
60.9
58.9
59.3
2001
2002
2003
Net customer loans
Customer deposits
Loans/Deposits ratio*

Shareholders' funds

Shareholders' funds as at 31 December 2003 stood at $13,282 million against $12,613 million as at 31 December 2002. The increase of 5.3% was largely due to retained profits.

Unrealised revaluation surplus on properties and investment securities amounted to $1,464 million as at 31 December 2003. The revaluation surplus was not incorporated into the financial statements.

	2003 $ million	2002 $ million
Shareholders' funds per book	**13,282**	12,613
Add: Revaluation surplus*	**1,464**	1,186
Shareholders' funds including revaluation surplus	**14,746**	13,799
NAV per book per share ($)	**8.45**	8.03
Revaluation surplus per share ($)	**0.93**	0.75
Revalued NAV per share ($)	**9.38**	8.78

* *Refers to revaluation surplus on properties and investment securities which was not incorporated into the financial statements.*

Capital Adequacy Ratios

The Capital Adequacy Ratios (CAR) of the Group were computed in accordance with the guidelines issued by the Basel Committee on Banking Supervision. The Group's capital management policy is to maintain a strong capital position to support its growth, both organically and through acquisitions.

As at 31 December 2003, the Group's CAR of 18.2%, as computed under the Bank for International Settlements (BIS) guidelines, was more than twice the minimum requirement of 8% set by BIS. The increase by 2.9% points from the CAR of 15.3% as at 31 December 2002 was mainly attributable to the issue of US$1 billion 4.50% Subordinated Notes in June 2003.

	2003 $ million	2002 $ million
Capital		
Tier 1 – Core capital		
Share capital	**1,572**	1,572
Disclosed reserves	**11,542**	10,956
Minority interests	**155**	150
Deduction of Goodwill	**(3,483)**	(3,684)
	9,786	8,994
Tier 2 – Supplementary capital		
Revaluation reserves on investments and properties*	**380**	349
General loan loss provisions+	**952**	920
Subordinated notes	**2,991**	1,294
	4,323	2,563
Deductions against Capital#	**(211)**	(337)
Total capital	**13,898**	11,220
Risk-weighted assets (including market risk)	**76,163**	73,574
Capital adequacy ratios		
Tier 1	**12.8%**	12.2%
Total capital	**18.2%**	15.3%

* *After discount of 55% in accordance with BIS guidelines.*

\+ *Excluding specific and earmarked provisions.*

\# *Including capital deductions for certain investments.*

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

FINANCIAL STATEMENTS

The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended 31 December 2003 and the balance sheet of the Bank at 31 December 2003.

Directors

The directors holding office at the date of this report are as follows:

Mr Wee Cho Yaw
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as set out in this report.

Directors' interests in shares, share options and debentures

(a) The interests of the directors holding office at the end of the financial year in the share capital of the Bank and related corporations according to the register of directors' shareholdings are as follows:

	Number of ordinary shares of $1 each			
	Shareholdings registered in the name of directors		Shareholdings in which directors are deemed to have an interest	
	At 31.12.2003	At 1.1.2003	**At 31.12.2003**	At 1.1.2003
The Bank				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**210,608,142**	209,258,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**144,985,251**	143,985,251
Mr Ngiam Tong Dow	**–**	–	**8,600**	4,600
Prof Cham Tao Soon	**–**	–	**6,520**	4,520
Mr Ernest Wong Yuen Weng	**50,000**	50,000	**–**	–
Mr Tan Kok Quan	**–**	–	**100,038**	95,038
Mrs Margaret Lien Wen Hsien	**99,783**	99,783	**84,605,287**	81,538,287
Mr Ng Boon Yew	**–**	–	**5,280**	5,280
United Overseas Insurance Limited				
Mr Wee Cho Yaw	**25,400**	25,400	**–**	–
Overseas Union Securities Limited				
Mrs Margaret Lien Wen Hsien	**–**	–	**15,625**	15,625

(b) According to the register of directors' shareholdings, no director holding office at 31 December 2003 had any interest in the share options in, or debentures of the Bank and related corporations except as follows:

	Number of unissued ordinary shares of $1 each under option held by director	
	At 31.12.2003	At 1.1.2003
The Bank		
Mr Koh Beng Seng	**50,000**	–

(c) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2004 (being the 21st day after the end of the financial year) except for Mr Wee Cho Yaw and Mr Wee Ee Cheong whose shareholdings in the Bank in which they are deemed to have an interest have increased by 200,000 shares each.

Directors' contractual benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Directors' fees and other remuneration

(a) Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2003 are as follows:

	Directors' fees %	Base or fixed salary %	Variable/ performance bonus %	Benefits-in-kind and other %	Total %
$6,750,000 to $6,999,999	**2.9**	**10.3**	**86.6**	**0.2**	**100.0**
Mr Wee Cho Yaw					
$2,000,000 to $2,249,999	**4.6**	**28.7**	**64.5**	**2.2**	**100.0**
Mr Wee Ee Cheong					
$1,250,000 to $1,499,999	**2.5**	**41.8**	**52.5**	**3.2**	**100.0**
Mr Koh Beng Seng					
$750,000 to $999,999	**4.4**	**30.9**	**–**	**64.7**	**100.0**
Mr Lee Hee Seng (retired on 8 May 2003)					
Below $250,000	**100.0**	**–**	**–**	**–**	**100.0**
Mr Ngiam Tong Dow					
Prof Cham Tao Soon					
Mr Ernest Wong Yuen Weng					
Mr Wong Meng Meng					
Mr Sim Wong Hoo					
Mr Philip Yeo Liat Kok					
Mr Tan Kok Quan					
Prof Lim Pin					
Mrs Margaret Lien Wen Hsien					
Mr Ng Boon Yew					

(b) Save as disclosed in this report, no share options were granted to the above directors during the financial year.

Share options

(a) From 1990 to 1998, share options were granted by the Bank pursuant to the UOB Executives' Share Option Scheme in respect of unissued ordinary shares of $1 each to officers of the Bank and its subsidiaries who are in the corporate grade of Vice President rank and above and are not substantial shareholders of the Bank. Particulars of the share options granted under this scheme in 1998 (hereinafter called "Options 1998") have been set out in the directors' report for the financial year ended 31 December 1998.

(b) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme to replace the UOB Executives' Share Option Scheme. Under the UOB 1999 Share Option Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under this scheme in 1999 and 2000 (hereinafter called "Options 1999" and "Options 2000" respectively) have been set out in the directors' reports for the financial years ended 31 December 1999 and 2000 respectively.

Share options *(continued)*

(c) During the financial year, options were granted pursuant to the UOB 1999 Share Option Scheme in respect of 2,200,000 unissued ordinary shares of $1 each of the Bank (hereinafter called "Options 2003").

(d) Statutory and other information regarding the options is as follows:

(i)

Options	Option period	Offer price $
UOB 1999 Share Option Scheme		
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90
2003	6 June 2004 to 5 June 2008	11.67

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme (hereinafter called "the Schemes") are set out in the circulars to shareholders dated 18 January 1990 and 10 September 1999 respectively.

(iii) Since the commencement of the Schemes, no participant received 5% or more of the total options available under the Schemes and no options were granted to controlling shareholders (or their associates). No options were granted at a discount during the financial year. Since the commencement of the Schemes, no options were granted to the directors of the Bank except as follows:

	Options granted during the financial year	Aggregate number of shares under option since the commencement of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme up to 31 December 2003			Number of shares under option outstanding as at	
		Granted	Exercised	Lapsed	31.12.2003	1.1.2003
Mr Koh Beng Seng	50,000	50,000	–	–	**50,000**	–
Mr Ernest Wong Yuen Weng	–	741,000	588,000	153,000	–	–

Mr Ernest Wong Yuen Weng did not receive any options after 31 December 1999.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(e) The Schemes are administered by the Remuneration Committee, which comprises the following directors:

Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

(f) During the financial year, the Bank issued 61,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme:

Year in which options were granted	**Subscription price per share, paid in cash $**	**Number of ordinary shares of $1 each in the Bank**
1998	3.14	7,000
2000	12.90	54,000
		61,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(g) Unissued ordinary shares of $1 each under option in connection with the UOB 1999 Share Option Scheme at 31 December 2003 comprise the following:

Year in which options were granted	**Price per share payable in full upon application $**	**Date of expiration of option**	**Number of shares**
1999	14.70	27 December 2004	1,185,000
2000	12.90	11 December 2005	1,121,000
2003	11.67	6 June 2008	2,161,000
			4,467,000

Audit Committee

The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee are as follows:

Mr Ernest Wong Yuen Weng *(Chairman)*
Mr Philip Yeo Liat Kok
Prof Cham Tao Soon
Mr Tan Kok Quan

In its report to the Board of Directors, the Audit Committee reports that it has reviewed with the Bank's internal auditors their audit plan and the scope and results of the Bank's internal audit procedures. The Audit Committee has also reviewed with the Bank's auditors, PricewaterhouseCoopers, their audit plan, their evaluation of the system of internal accounting controls, their auditors' long-form report and the response of management thereto as well as their audit report on the consolidated financial statements of the Group for the financial year ended 31 December 2003 and the balance sheet of the Bank at 31 December 2003. The consolidated financial statements of the Group for the financial year ended 31 December 2003 and the balance sheet of the Bank at 31 December 2003 have been reviewed by the Committee prior to their submission to the Board of Directors.

The Audit Committee has reviewed the Bank's position with regard to interested person transactions and the assistance given by the Bank's officers to PricewaterhouseCoopers.

The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance.

The Audit Committee has undertaken a review of all non-audit services provided by PricewaterhouseCoopers. In the Audit Committee's opinion, the non-audit services provided by PricewaterhouseCoopers would not affect their independence as auditors.

Auditors

In response to the requirement on rotation of auditors, Ernst & Young has been nominated for appointment as auditors for the financial year 2004. The appointment is subject to shareholders' approval at the forthcoming Annual General Meeting.

On behalf of the directors

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

20 February 2004

In the opinion of the directors, the balance sheet of the Bank and the consolidated financial statements of the Group as set out on pages 89 to 164 are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group at 31 December 2003 and of the results of the business, and changes in equity and cash flows of the Group for the financial year then ended, and at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the directors

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

20 February 2004

AUDITORS' REPORT TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

for the financial year ended 31 December 2003

We have audited the balance sheet of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2003 set out on pages 89 to 164. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap. 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2003 and the results, changes in equity and cash flows of the Group for the financial year ended on that date, and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' report of the subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 45 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 20 February 2004

CONSOLIDATED INCOME STATEMENT

for the financial year ended 31 December 2003

	Note	The Group 2003 $'000	The Group 2002 $'000
Interest income	3	**3,294,101**	3,711,303
Less: Interest expense	4	**1,223,563**	1,583,358
Net interest income		**2,070,538**	2,127,945
Dividend income	5	**42,004**	31,881
Fee and commission income	6	**587,866**	500,545
Rental income		**72,618**	78,426
Other operating income	7	**386,577**	295,502
Income before operating expenses		**3,159,603**	3,034,299
Less:			
Staff costs	8	**531,780**	536,354
Other operating expenses	9	**563,621**	537,623
		1,095,401	1,073,977
Operating profit before goodwill amortisation and provisions		**2,064,202**	1,960,322
Less: Goodwill written off and amortised	11	**201,620**	195,554
Less: Provisions	12	**361,503**	464,519
Operating profit after goodwill amortisation and provisions		**1,501,079**	1,300,249
Exceptional item	13	**–**	(48,065)
Share of profit of associates		**107,249**	123,403
Profit from ordinary activities before tax		**1,608,328**	1,375,587
Less: Tax	14	**392,751**	340,271
Profit after tax		**1,215,577**	1,035,316
Less: Minority interests		**13,491**	29,381
Net profit for the financial year attributable to members		**1,202,086**	1,005,935
Earnings per share:	15		
Basic		**76 cents**	64 cents
Diluted		**76 cents**	64 cents

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 88.

BALANCE SHEETS

as at 31 December 2003

	Note	The Group 2003 $'000	The Group 2002 $'000	The Bank 2003 $'000	The Bank 2002 $'000
Share capital and reserves					
Share capital	16	**1,571,664**	1,571,603	**1,571,664**	1,571,603
Capital reserves	17	**4,242,284**	4,256,919	**4,180,133**	4,197,657
Statutory reserves	18	**2,859,850**	2,757,518	**2,493,172**	2,395,293
Revenue reserves	19	**4,464,952**	3,892,971	**3,514,142**	3,079,030
Share of reserves of associates	20	**143,285**	133,594	**–**	–
		13,282,035	12,612,605	**11,759,111**	11,243,583
Minority interests		**155,103**	149,655	**–**	–
Liabilities					
Current, fixed, savings accounts and other deposits of non-bank customers		**69,862,961**	67,918,581	**60,301,300**	57,931,265
Deposits and balances of banks and agents		**18,839,362**	19,302,058	**17,731,499**	17,966,942
Deposits from subsidiaries		**–**	–	**1,334,435**	1,421,386
	21	**88,702,323**	87,220,639	**79,367,234**	77,319,593
Bills and drafts payable		**163,780**	163,865	**88,060**	107,986
Provision for current tax		**490,872**	446,723	**441,958**	371,736
Other liabilities	22	**6,441,438**	4,662,937	**3,746,985**	2,842,129
Deferred tax liabilities	14	**14,579**	26,900	**3,607**	6,422
Debts issued	23	**4,196,269**	2,146,810	**3,343,862**	1,294,399
		100,009,261	94,667,874	**86,991,706**	81,942,265
		113,446,399	107,430,134	**98,750,817**	93,185,848
Off-balance sheet items					
Contingent liabilities	37	**8,728,749**	8,918,971	**7,390,726**	7,802,255
Derivative financial instruments	38	**183,839,995**	131,279,403	**180,696,126**	129,039,215
Commitments	39	**37,659,547**	36,526,489	**31,058,409**	30,392,941

	Note	The Group 2003 $'000	The Group 2002 $'000	The Bank 2003 $'000	The Bank 2002 $'000
Assets					
Cash and balances with central banks		**8,034,677**	4,213,458	**5,449,325**	2,402,190
Singapore Government treasury bills and securities	24	**6,310,846**	8,218,372	**6,232,660**	7,959,795
Other government treasury bills and securities	25	**1,351,624**	1,332,976	**706,589**	419,031
Dealing securities	26	**524,506**	623,411	**176,864**	435,045
Placements and balances with banks and agents	27	**21,122,137**	19,426,221	**19,380,481**	18,419,738
Trade bills	28	**1,312,603**	1,051,030	**159,863**	139,405
Advances to customers	28	**57,983,953**	57,832,977	**50,350,598**	49,816,830
Placements with and advances to subsidiaries		**–**	–	**1,989,874**	1,018,173
Other assets	29	**4,715,737**	4,012,147	**3,657,413**	3,064,785
		101,356,083	96,710,592	**88,103,667**	83,674,992
Investment securities	30	**5,422,510**	3,945,383	**4,061,903**	2,687,019
Investments in associates	31	**1,396,784**	1,274,245	**775,380**	706,868
Investments in subsidiaries	32	**–**	–	**1,285,403**	1,409,829
Fixed assets	34	**1,768,393**	1,794,349	**1,147,140**	1,118,922
Deferred tax assets	14	**36,470**	39,519	**5,546**	2,790
Goodwill	11	**3,466,159**	3,666,046	**3,371,778**	3,585,428
		113,446,399	107,430,134	**98,750,817**	93,185,848

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 88.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the financial year ended 31 December 2003

		2003					
	Note	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
Balance at 1 January 2003							
As previously reported		**1,571,603**	**4,256,919**	**2,757,518**	**3,933,004**	**133,594**	**12,652,638**
Prior year adjustments resulting from change in accounting policy	2(f),19(a)	–	–	–	**(40,033)**	–	**(40,033)**
As restated		**1,571,603**	**4,256,919**	**2,757,518**	**3,892,971**	**133,594**	**12,612,605**
Net profit for the financial year attributable to members		–	–	–	**1,202,086**	–	**1,202,086**
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	17(a)	–	**10,481**	–	–	–	**10,481**
Group's share of reserves of associates	20	–	–	–	–	**9,691**	**9,691**
Other adjustments	17(a),19(a)	–	**(1,805)**	**529**	**(632)**	–	**(1,908)**
Total recognised gains for the financial year		–	**8,676**	**529**	**1,201,454**	**9,691**	**1,220,350**
Transfer from/(to) revenue reserves	17(a),18,19(a)	–	**(23,969)**	**101,803**	**(77,834)**	–	–
Dividends	19(a)	–	–	–	**(551,639)**	–	**(551,639)**
Issue of shares to option holders who exercised their rights	16(a),17(a)	**61**	**658**	–	–	–	**719**
Balance at 31 December 2003		**1,571,664**	**4,242,284**	**2,859,850**	**4,464,952**	**143,285**	**13,282,035**

	Note	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
					2002		
Balance at 1 January 2002							
As previously reported		1,571,109	5,258,762	2,150,271	3,199,343	537,354	12,716,839
Prior year adjustments resulting from change in accounting policy	19(a)	–	–	–	18,232	–	18,232
As restated		1,571,109	5,258,762	2,150,271	3,217,575	537,354	12,735,071
Net profit for the financial year attributable to members		–	–	–	1,005,935	–	1,005,935
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	17(a)	–	(14,514)	–	–	–	(14,514)
Group's share of reserves of associates	20	–	–	–	–	(393,977)	(393,977)
Other adjustments	17(a),19(a)	–	–	(2,968)	(2,129)	–	(5,097)
Total recognised gains/ (losses) for the financial year		–	(14,514)	(2,968)	1,003,806	(393,977)	592,347
Transfer from/(to) revenue reserves	17(a),18,19(a)	–	(994,922)	610,215	384,707	–	–
Transfer from share of reserves of associates	17(a),19(a),20	–	2,552	–	7,231	(9,783)	–
Dividends	19(a)	–	–	–	(720,348)	–	(720,348)
Issue of shares to option holders who exercised their rights	16(a),17(a)	494	5,041	–	–	–	5,535
Balance at 31 December 2002		1,571,603	4,256,919	2,757,518	3,892,971	133,594	12,612,605

The movements of the respective reserve accounts are presented in Notes 16 to 20.

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 88.

CONSOLIDATED CASH FLOW STATEMENT

for the financial year ended 31 December 2003

	2003 $'000	2002 $'000
Cash flows from operating activities		
Profit before tax	**1,608,328**	1,375,587
Adjustments for:		
Depreciation of fixed assets	**107,755**	114,536
Goodwill written off and amortised	**201,620**	195,554
Share of profit of associates	**(107,249)**	(123,403)
Operating profit before changes in operating assets and liabilities	**1,810,454**	1,562,274
Changes in operating assets and liabilities:		
Deposits	**1,481,684**	(5,324,852)
Bills and drafts payable	**(85)**	38,688
Other liabilities	**1,778,501**	1,216,704
Dealing securities	**98,905**	58,193
Placements and balances with banks and agents	**(1,695,916)**	5,319,369
Trade bills and advances to customers	**(412,549)**	2,008,087
Other government treasury bills and securities not qualifying as cash and cash equivalents	**337,955**	406,917
Other assets	**(703,590)**	(1,043,677)
Cash generated from operations	**2,695,359**	4,241,703
Income taxes paid	**(335,092)**	(371,089)
Net cash provided by operating activities	**2,360,267**	3,870,614
Cash flows from investing activities		
Increase in investment securities and investments in associates	**(1,540,708)**	(339,781)
Net dividends received from associates	**31,559**	52,210
Net increase in fixed assets	**(81,799)**	(184,031)
Change in/acquisition of minority interests of subsidiaries	**(3,752)**	(353,136)
Net cash flow on acquisition of subsidiaries	**–**	(1,204)
Net cash flow from disposal of subsidiaries	**–**	2
Net cash used in investing activities	**(1,594,700)**	(825,940)
Cash flows from financing activities		
Proceeds from issue of shares	**719**	5,535
Net increase/(decrease) in debts issued	**2,049,459**	(2,010,343)
Dividends paid by the Bank	**(551,639)**	(720,348)
Dividends paid by subsidiaries to minority shareholders	**(4,291)**	(10,382)
Net cash provided by/(used in) financing activities	**1,494,248**	(2,735,538)
Currency translation adjustment	**10,481**	(14,514)
Net increase in cash and cash equivalents	**2,270,296**	294,622
Cash and cash equivalents at beginning of the financial year	**13,041,471**	12,746,849
Cash and cash equivalents at end of the financial year (Note 40)	**15,311,767**	13,041,471

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 88.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 General

The Bank is incorporated and domiciled in Singapore and is listed on the Singapore Exchange. The address of its registered office is as follows:

80 Raffles Place
UOB Plaza
Singapore 048624

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries are set out in Note 45 to the financial statements.

2 Significant accounting policies

(a) Effect of changes in Singapore Companies Legislation

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from the financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory financial statements in accordance with Singapore Financial Reporting Standards ("FRS"). Hence, these financial statements, including the comparative figures, have been prepared in accordance with FRS.

Previously, the Group and the Bank prepared their financial statements in accordance with Singapore Statements of Accounting Standard. The adoption of FRS does not have a material impact on the accounting policies and figures presented in the financial statements for the financial years ended 31 December 2002 and 2003.

(b) Basis of accounting

These financial statements are presented in Singapore dollars.

The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of dealing securities, certain Singapore Government treasury bills and securities, other government treasury bills and securities and derivative financial instruments to fair value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the financial year. Although these estimates are based on management's best knowledge and efforts, actual results may ultimately differ from these estimates.

(c) Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Bank and all its subsidiaries made up to the end of the financial year. The results of subsidiaries acquired or disposed of during the financial year are included in or excluded from the consolidated income statement from the respective dates of their acquisition or disposal. Inter-company balances and transactions and resulting unrealised profits and losses are eliminated in full on consolidation.

(ii) Interpretation of Financial Reporting Standard ("INT FRS") 12: Consolidation – Special Purpose Entities ("SPE") requires that the SPE be consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The adoption of INT FRS 12 has resulted in the consolidation of an SPE established in the ordinary course of the Group's business. Details of the SPE are set out in Note 35.

2 Significant accounting policies *(continued)*

(d) Associates

The Group treats as associates those companies in which the Group has a long-term equity interest of 20 to 50 percent and over whose financial and operating policy decisions it has significant influence except when the investment is acquired and held exclusively with a view to its subsequent disposal in the near future, in which case it is accounted for either as dealing securities or investment securities as appropriate.

Associates are accounted for under the equity method whereby the Group's share of profits less losses of associates is included in the consolidated income statement and the Group's share of post-acquisition reserves, net of dividends received, are adjusted against the cost of investments to arrive at the carrying amount in the consolidated balance sheet.

(e) Trade bills and advances to customers

Trade bills and advances to customers are stated at cost less provisions for possible losses. These provisions comprise specific provisions made for any debts considered to be doubtful of collection and a general provision maintained to cover losses which, although not specifically identified, are inherent in any portfolio of loans and advances. Known bad debts are written off.

(f) Investments

(i) Following the revision of Notice to Banks, MAS 605 – Revaluation of Assets, issued by the Monetary Authority of Singapore, which allows banks to mark to market their trading portfolios, the Group and the Bank have changed their accounting policy as follows:

- Singapore Government and other government treasury bills and securities held for trading are initially recognised in the balance sheets at amounts paid and subsequently remeasured to fair value. The resultant profits and losses are taken up in the income statements.
- Singapore Government and other government treasury bills, other than those held for trading, are stated at the lower of cost and market value, determined on an aggregate basis.
- Singapore Government and other government securities, other than those held for trading, are stated at cost (adjusted for amortisation of premium/discount) and provisions are made for diminution in value that is other than temporary, determined on an individual basis.
- Dealing securities are initially recognised in the balance sheets at amounts paid and subsequently remeasured to fair value. The resultant profits and losses are taken up in the income statements.

Prior to 1 January 2003:

- Singapore Government treasury bills and securities, other than those held as long-term investments, were stated at the lower of cost (without adjustment for amortisation of premium/discount) and market value determined on an aggregate basis. Long-term Singapore Government securities were stated at cost and provisions were made for diminution in value that is other than temporary, determined on an individual basis.
- Other government treasury bills and securities were stated at the lower of cost and market value determined on an aggregate basis.
- Dealing securities were stated at the lower of cost and market value determined on an aggregate basis.

The new accounting policy has been applied retrospectively, with the financial statements, including prior-year comparatives being presented as if the new accounting policy had always been in use. The comparatives have been restated to conform to the changed policy as follows:

	2002	
	The Group	**The Bank**
	$'000	$'000
Balance Sheet		
Decrease in Singapore Government treasury bills and securities	(42,617)	(43,038)
Increase in other government treasury bills and securities	28	–
Increase in dealing securities	3,302	3,234
Increase in provision for current tax	(726)	(711)
Increase in minority interests	(20)	–
Decrease in retained profits	(40,033)	(40,515)
Income Statement		
Decrease in net profit for the financial year attributable to members	(58,265)	(49,684)
Decrease in earnings per share:		
Basic/Diluted	(4 cents)	NA*

The effects of the change in accounting policy for investments on the financial statements for the financial year ended 31 December 2003 are as follows:

	2003	
	The Group	**The Bank**
	$'000	**$'000**
Balance Sheet		
Decrease in Singapore Government treasury bills and securities	**(14,057)**	**(13,188)**
Decrease in other government treasury bills and securities	**(54)**	**–**
Increase in dealing securities	**12,784**	**3,743**
Increase in provision for current tax	**(2,761)**	**(823)**
Increase in minority interests	**(2,756)**	**–**
Decrease in retained profits	**(6,844)**	**(10,268)**
Income Statement		
Increase in net profit for the financial year attributable to members	**33,189**	**30,247**
Increase in earnings per share:		
Basic/Diluted	**2 cents**	**NA***

* *Not applicable.*

(ii) Investment securities are stated at cost (adjusted for amortisation of premium/discount) and provisions are made for diminution in value that is other than temporary, determined on an individual basis.

Investment securities held by the consolidated SPE are initially recognised in the balance sheets at amounts paid and subsequently remeasured to fair value. Fair value for publicly quoted investments is based on quoted market prices at the balance sheet date. Fair value for unquoted investments is based on other valuation techniques, such as discounting estimated cash flows at an appropriate rate.

2 Significant accounting policies

(f) Investments *(continued)*

(iii) Investments in associates and subsidiaries are stated at cost and provisions are made for impairment, determined on an individual basis.

(g) Cash and cash equivalents

Cash equivalents are highly liquid assets that are readily convertible to cash.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the balance sheet amounts of cash and balances with central banks and government treasury bills and securities, less non-cash equivalents included in those amounts.

(h) Revenue recognition

(i) Interest income is recognised on an accrual basis.

(ii) Dividend income from investments other than investments in subsidiaries is taken up gross in the income statements of the accounting period in which the dividend is received.

(iii) Dividend income from subsidiaries is taken up gross in the income statements of the accounting period in which the dividend is declared.

(iv) Profits and losses on disposal of investments are taken up in the income statements.

(v) Fee and commission income and rental income are recognised on an accrual basis. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related interest income is recognised. Rental income represents income from the tenanted areas of the buildings owned by the Group and/or the Bank.

(i) Fixed assets and depreciation

Fixed assets are stated at cost, or valuation for certain land and buildings, less accumulated depreciation. Fixed assets, other than land and buildings, are depreciated on a straight-line basis over 5 or 10 years. Computer software is included in fixed assets and similarly amortised. Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or over the period of the respective leases, whichever is shorter.

(j) Tax

Deferred income tax is determined on the basis of tax effect accounting using the liability method. Deferred income tax is provided in full on significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on significant temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(k) **Foreign currencies**

The measurement currency of the Group and the Bank is the Singapore dollar and all currencies other than the measurement currency are foreign currencies.

Foreign currency monetary assets and liabilities are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are converted to Singapore dollars at the rates of exchange ruling on the transaction dates. All exchange differences are taken up in the income statements.

For the purpose of the consolidation of foreign subsidiaries and branches and the equity accounting for associates, the balance sheets and results reported in their measurement currencies are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date. All exchange adjustments arising on the translation into Singapore dollars are taken directly to the foreign currency translation reserve.

(l) **Derivative financial instruments**

Derivative financial instruments are initially recognised in the balance sheets at amounts paid or received, as appropriate.

Derivative financial instruments undertaken for trading purposes are subsequently remeasured to fair value and the resultant profits and losses are taken up in the income statements.

Derivative financial instruments entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged items.

(m) **Goodwill**

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets of subsidiaries, associates or businesses acquired.

Goodwill arising on acquisition of subsidiaries occurring on or after 1 January 2001 is reported in the balance sheet as an intangible asset. Goodwill on acquisition of associates occurring on or after 1 January 2001 is included in investments in associates.

Goodwill is amortised on a straight-line basis, through the income statement, over its useful economic life up to a maximum of 20 years. Goodwill which is assessed as having no continuing economic value is written off to the income statement.

Negative goodwill represents the excess of the fair value of the identifiable net assets of subsidiaries, associates or businesses acquired over the fair value of the consideration given.

Negative goodwill is amortised on a straight-line basis, through the income statement over the remaining weighted average useful life of the identifiable depreciable/amortisable assets acquired, with the exception of the amount of negative goodwill exceeding the fair values of acquired identifiable non-monetary assets, which is recognised as income immediately.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for pre 1 January 2001 acquisitions, the goodwill adjusted directly against shareholders' equity.

2 Significant accounting policies *(continued)*

(n) Impairment

Investments in associates, investments in subsidiaries, fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and/or value in use.

(o) Provisions

Provisions are recognised when the Group or the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provisions for possible loan losses, diminution in value, and impairment of other classes of assets, despite the use of the term "provisions", are not provisions as defined above. Instead, they represent adjustments to the carrying values of assets.

(p) Employee benefits

Equity compensation benefits

Employees of the Group and the Bank with the corporate grade of Vice President (or an equivalent rank) and above as well as selected employees below Vice President (or an equivalent rank) qualify for the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme (hereinafter called "the Schemes"), subject to certain conditions.

Pursuant to the Schemes, options have been granted to enable the holders to acquire shares in the Bank at the respective exercise price.

The Group and the Bank do not recognise share options issued under the Schemes as a charge to the income statements.

Post employment benefits

The Group contributes to legally required social security schemes (including Central Provident Fund) which are defined contribution schemes.

These expenses are charged to the income statements as and when they arise and are included as part of staff costs.

(q) Dividends

Dividends on ordinary shares are recorded in the Group's financial statements in the period in which they are declared.

(r) Repurchase and reverse repurchase agreements

Repurchase agreements are treated as collateralised borrowings and the amounts borrowed are shown as liabilities, included in deposits and balances of banks and agents (Note 21). The securities sold under repurchase agreements are treated as pledged assets and remain on the balance sheets as assets, included in Singapore Government treasury bills and securities (Note 24) and other government treasury bills and securities (Note 25).

Reverse repurchase agreements are treated as collateralised lending and the amounts lent are shown as assets, included in placements and balances with banks and agents (Note 27).

The difference between the amount received and the amount paid under repurchase agreements and reverse repurchase agreements is amortised as interest expense and interest income respectively.

(s) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in the current presentation. The comparatives have been restated to take into account the change in accounting policy for investments [Note 2(f)].

3 Interest income

	The Group	
	2003	2002
	$'000	$'000
Government treasury bills and securities	**166,504**	198,790
Trade bills and advances to customers	**2,532,943**	2,810,875
Placements and balances with banks and agents	**409,735**	545,722
Dealing and investment securities	**184,919**	155,916
	3,294,101	3,711,303
Received/receivable from:		
Associates	**13,898**	11,718
Third parties	**3,280,203**	3,699,585
	3,294,101	3,711,303

4 Interest expense

	The Group	
	2003	2002
	$'000	$'000
Non-bank deposits	**796,069**	1,066,224
Deposits and balances of banks and agents	**292,681**	396,122
Debts issued	**134,813**	121,012
	1,223,563	1,583,358
Paid/payable to:		
Associates	**2,420**	1,005
Third parties	**1,221,143**	1,582,353
	1,223,563	1,583,358

5 Dividend income

	The Group	
	2003	2002
	$'000	$'000
Dividend income from investments		
Quoted	**25,813**	19,336
Unquoted	**16,191**	12,545
	42,004	31,881

6 Fee and commission income

	The Group	
	2003	2002
	$'000	$'000
Credit card	**93,734**	95,948
Fund management	**77,885**	74,476
Futures broking and stockbroking	**35,367**	48,802
Investment-related	**97,519**	29,035
Loan-related	**96,567**	86,187
Service charges	**49,490**	44,193
Trade-related	**111,322**	100,910
Other	**25,982**	20,994
	587,866	500,545

7 Other operating income

	The Group	
	2003	2002
	$'000	$'000
Net profit on dealing securities, government treasury bills and securities, and derivatives	**142,478**	53,774
Net profit on foreign exchange dealings	**111,205**	82,250
Net profit on disposal of investment securities and associates	**53,923**	78,342
Net profit on disposal of fixed assets	**18,564**	11,512
Net profit on disposal and liquidation of subsidiaries	**408**	2
Other income	**59,999**	69,622
	386,577	295,502

8 Staff costs

(a)

	The Group	
	2003	2002
	$'000	$'000
Wages and salaries	**449,822**	449,935
Employer's contribution to defined contribution plans, including Central Provident Fund	**49,422**	52,174
Other staff-related costs	**32,536**	34,245
	531,780	536,354

(b)

	The Group	
	2003	2002
Number of employees at the balance sheet date	**10,547**	10,320

(c) **Equity compensation benefits**

Options to subscribe for ordinary shares of $1 each in the Bank are granted pursuant to the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme (hereinafter called "the Schemes") to employees of the UOB Group with the corporate grade of Vice President (or an equivalent rank) and above as well as selected employees below the corporate grade of Vice President (or an equivalent rank), subject to certain conditions.

Movements in the number of shares under option held by employees of the Group are as follows:

	2003	2002
	'000	'000
Outstanding at 1 January	**2,400**	3,077
Issued	**2,200**	–
Exercised	**(61)**	(494)
Lapsed	**(72)**	(183)
Outstanding at 31 December	**4,467**	2,400

Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out below:

Year in which options were granted under the Schemes	**Price per share payable in full upon application**	**Date of expiration of option**	**Number of shares**	
			2003	2002
	$		**'000**	'000
1998	3.14	14 June 2003	**–**	10
1999	14.70	27 December 2004	**1,185**	1,211
2000	12.90	11 December 2005	**1,121**	1,179
2003	11.67	6 June 2008	**2,161**	–
			4,467	2,400

Details of share options exercised during the year to subscribe for ordinary shares of $1 each in the Bank are as follows:

Year in which options were granted under the Schemes	**Exercise price**	**Number of shares issued**		**Consideration received in cash**	
		2003	2002	**2003**	2002
	$	**'000**	'000	**$'000**	$'000
1997	8.25	**–**	109	**–**	899
1998	3.14	**7**	39	**22**	122
1999	14.70	**–**	28	**–**	412
2000	12.90	**54**	318	**697**	4,102
		61	494	**719**	5,535

9 Other operating expenses

Included in other operating expenses are:

	The Group	
	2003	2002
	$'000	$'000
Depreciation of fixed assets	**107,755**	114,536
Rental of premises and equipment	**39,388**	50,059
Maintenance of premises and other assets	**51,142**	46,472
Other expenses of premises	**31,613**	32,506
Auditors' remuneration		
Payable to PricewaterhouseCoopers Singapore		
Current year	**1,649**	1,764
Prior year under/(over) provision	**166**	(244)
	1,815	1,520
Payable to PricewaterhouseCoopers firms outside Singapore	**1,121**	984
Payable to non-PricewaterhouseCoopers firms	**117**	–
Other fees*		
Payable to PricewaterhouseCoopers Singapore	**912**	554
Payable to PricewaterhouseCoopers firms outside Singapore	**210**	243

* *Include fees in respect of audit-related work required by laws and regulations.*

10 Directors' fees and other remuneration

(a) Fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries included in total expenses are as follows:

	The Group	
	2003	2002
	$'000	$'000
Directors of the Bank		
Fees	**871**	1,147
Remuneration	**11,156**	11,534
Professional fees paid/payable to firms of which certain directors of the Bank are members	**200**	201
	12,227	12,882
Directors of subsidiaries		
Fees	**689**	648
Remuneration	**8,982**	7,167
Professional fees paid/payable to firms of which certain directors of subsidiaries are members	**–**	88
Less:		
Amount capitalised in fixed assets	**–**	83
Amount charged to the income statement	**–**	5
	9,671	7,820

(b) The number of directors of the Bank whose total directors' fees and other remuneration from the Group fall into the following bands is as follows:

	2003	2002
$6,750,000 to $6,999,999	**1**	–
$6,500,000 to $6,749,999	**–**	1
$2,000,000 to $2,249,999	**1**	1
$1,750,000 to $1,999,999	**–**	1
$1,250,000 to $1,499,999	**1**	1
$750,000 to $999,999	**1**	–
Below $250,000	**10**	12
	14	16

11 Goodwill

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**3,666,046**	3,776,651	**3,585,428**	–
Transfer to the Bank on the merger of OUT (2002: OUB) into the Bank				
At cost	**–**	–	**(25,533)**	3,824,457
Accumulated amortisation	**–**	–	**425**	(47,806)
	–	–	**(25,108)**	3,776,651
Net deferred tax liability on fair values of assets and liabilities of OUT acquired in 2002 and adjusted in 2003	**1,733**	–	**1,733**	–
Goodwill arising on acquisition of additional shares in subsidiaries	**–**	110,482	**–**	–
Goodwill written off to income statement upon liquidation of subsidiary				
At cost	**(1,288)**	–	**–**	–
Accumulated amortisation	**96**	–	**–**	–
	(1,192)	–	**–**	–
Negative goodwill arising on acquisition of additional shares in a subsidiary	**–**	(25,533)	**–**	–
Amortisation during the financial year	**(200,428)**	(195,554)	**(190,275)**	(191,223)
Balance at 31 December	**3,466,159**	3,666,046	**3,371,778**	3,585,428
Goodwill, at cost	**3,909,851**	3,909,406	**3,800,657**	3,824,457
Accumulated amortisation	**(443,692)**	(243,360)	**(428,879)**	(239,029)
	3,466,159	3,666,046	**3,371,778**	3,585,428

Following the Bank's acquisition of the remaining equity interest in its subsidiary, Overseas Union Trust Limited ("OUT"), in December 2002, an adjustment of $1,733,000 was made to the goodwill account after the finalisation of the deferred tax computation on the fair value of the acquired assets and liabilities in 2003. The adjustment has no significant impact on the financial statements of the Group and the Bank.

12 Provisions

Provisions charged/(credited) to the consolidated income statement during the financial year are as follows:

	The Group	
	2003	2002
	$'000	$'000
Specific provisions for and net write-offs of trade bills and advances to customers	**345,402**	421,753
Provisions for diminution in value/impairment of investments, fixed assets and other assets [Note 33(a)]	**16,110**	33,966
(Write-back of provisions)/provisions for life funds	**(9)**	8,800
	361,503	464,519

13 Exceptional item

	The Group	
	2003	2002
	$'000	$'000
Restructuring costs as a result of the acquisition of OUB	**–**	(48,065)

14 Tax

(a) The tax charge to the consolidated income statement comprises the following:

	The Group	
	2003	2002
	$'000	$'000
On the profit of the financial year		
Current tax	**386,686**	318,417
Deferred tax	**(6,585)**	(8,135)
	380,101	310,282
Share of tax of associates	**26,423**	25,479
	406,524	335,761
(Over)/underprovision of tax in respect of prior financial years		
Current tax	**(8,879)**	4,680
Deferred tax	**(4,894)**	(170)
	392,751	340,271

The tax charge on the results of the Group for the financial year differs from the theoretical amount that would arise by applying the Singapore statutory income tax rate to profit before tax due to the following:

	The Group	
	2003	2002
	$'000	$'000
Profit before tax	**1,608,328**	1,375,587
Tax calculated at a tax rate of 22% (2002: 22%)	**353,832**	302,629
Effects on:		
Singapore statutory stepped income exemption	**(278)**	(360)
Offshore income from the Asian Currency Unit and other income taxed at concessionary rates	**(40,199)**	(39,851)
Other tax rebates	**(2,509)**	(1,144)
Different tax rates in other countries	**23,819**	31,868
Losses of overseas branches, subsidiaries and associates not offset against taxable income of other entities	**9,872**	18,287
Income not subject to tax	**(1,906)**	(44,319)
Expenses not deductible for tax purposes	**65,393**	68,977
Realisation of deferred tax benefit in respect of tax losses not previously recognised	**(1,500)**	(326)
Tax expense on profit of the financial year	**406,524**	335,761

14 Tax *(continued)*

(b) Deferred tax asset is recognised for tax losses carried forward to the extent that the realisation of the related tax benefits through future taxable profits is probable. The Group has not recognised the deferred tax asset in respect of tax losses of $222,752,000 (2002: $135,518,000) which can be carried forward to offset against future taxable income subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for the amount of $188,124,000 (2002: $110,707,000) which will expire between the year 2004 and 2023 (2002: 2003 and 2007).

The movements in the deferred tax assets and liabilities of the Group and the Bank (prior to the offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Deferred tax liabilities

	2003				2002			
	Accelerated tax depreciation $'000	**Fair value of depreciable properties acquired in business combination $'000**	**Other $'000**	**Total $'000**	Accelerated tax depreciation $'000	Fair value of depreciable properties acquired in business combination $'000	Other $'000	Total $'000
The Group								
At 1 January	**51,310**	**49,526**	**9,073**	**109,909**	52,621	53,087	10,512	116,220
Currency translation differences	**(124)**	**–**	**(40)**	**(164)**	80	–	44	124
Adjustment to goodwill (Note 11)	**–**	**7,922**	**–**	**7,922**	–	–	–	–
Liquidation of a subsidiary	**(8)**	**–**	**–**	**(8)**	–	–	–	–
Charged/(credited) to income statement	**7,819**	**(5,267)**	**(2,061)**	**491**	(1,391)	(3,561)	(1,483)	(6,435)
At 31 December	**58,997**	**52,181**	**6,972**	**118,150**	51,310	49,526	9,073	109,909
The Bank								
At 1 January	**39,658**	**49,526**	**2,209**	**91,393**	32,704	–	1,027	33,731
Currency translation differences	**(17)**	**–**	**(57)**	**(74)**	(21)	–	44	23
Adjustment to goodwill (Note 11)	**–**	**7,922**	**–**	**7,922**	–	–	–	–
Transfer from subsidiaries upon merger	**319**	**–**	**–**	**319**	9,813	53,087	–	62,900
Charged/(credited) to income statement	**8,566**	**(5,267)**	**1,280**	**4,579**	(2,838)	(3,561)	1,138	(5,261)
At 31 December	**48,526**	**52,181**	**3,432**	**104,139**	39,658	49,526	2,209	91,393

Deferred tax assets

	2003			2002		
	Non-tax deductible general provisions $'000	**Other $'000**	**Total $'000**	Non-tax deductible general provisions $'000	Other $'000	Total $'000
The Group						
At 1 January	**110,548**	**11,980**	**122,528**	116,220	5,679	121,899
Currency translation differences	**(651)**	**5**	**(646)**	(1,101)	(140)	(1,241)
Adjustment to goodwill (Note 11)	**6,189**	**–**	**6,189**	–	–	–
(Charged)/credited to income statement	**7,766**	**4,204**	**11,970**	(4,571)	6,441	1,870
At 31 December	**123,852**	**16,189**	**140,041**	110,548	11,980	122,528
The Bank						
At 1 January	**78,626**	**9,135**	**87,761**	42,710	4,180	46,890
Currency translation differences	**–**	**(22)**	**(22)**	–	30	30
Adjustment to goodwill (Note 11)	**6,189**	**–**	**6,189**	–	–	–
Transfer from subsidiaries upon merger	**–**	**–**	**–**	40,276	–	40,276
(Charged)/credited to income statement	**7,766**	**4,384**	**12,150**	(4,360)	4,925	565
At 31 December	**92,581**	**13,497**	**106,078**	78,626	9,135	87,761

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. Deferred tax assets and liabilities after netting are shown in the balance sheets as follows:

	The Group		**The Bank**	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Deferred tax liabilities				
Before netting	**118,150**	109,909	**104,139**	91,393
Amount netted against deferred tax assets	**(103,571)**	(83,009)	**(100,532)**	(84,971)
After netting	**14,579**	26,900	**3,607**	6,422
Deferred tax assets				
Before netting	**(140,041)**	(122,528)	**(106,078)**	(87,761)
Amount netted against deferred tax liabilities	**103,571**	83,009	**100,532**	84,971
After netting	**(36,470)**	(39,519)	**(5,546)**	(2,790)

15 Earnings per share

The calculation of basic and diluted earnings per share ("EPS") is determined based on the profit attributable to members divided by the weighted average number of ordinary shares in issue:

	The Group	
	2003	2002
	$'000	$'000
Net profit for the financial year attributable to members	**1,202,086**	1,005,935
	Number	Number
	'000	'000
Weighted average number of ordinary shares in issue for computation of basic EPS	**1,571,627**	1,571,519
Adjustment for assumed exercise of share options	–	39
Weighted average number of ordinary shares for computation of diluted EPS	**1,571,627**	1,571,558

16 Share capital

(a)

	The Group and The Bank			
	2003		2002	
	Number of shares '000	**$'000**	Number of shares '000	$'000
Ordinary shares of $1 each				
Authorised	**3,000,000**	**3,000,000**	3,000,000	3,000,000
Issued and fully paid:				
Balance at 1 January	**1,571,603**	**1,571,603**	1,571,109	1,571,109
Shares issued upon exercise of options	**61**	**61**	494	494
Balance at 31 December	**1,571,664**	**1,571,664**	1,571,603	1,571,603

(b) During the financial year, the Bank issued 61,000 (2002: 494,000) ordinary shares of $1 each to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(c) Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out in Note 8(c).

17 Capital reserves

(a) The Group

	2003					2002				
	Share premium $'000	**Merger reserve $'000**	**Foreign currency translation reserves $'000**	**Other $'000**	**Total $'000**	Share premium $'000	Merger reserve $'000	Foreign currency translation reserves $'000	Other $'000	Total $'000
Balance at 1 January	**791,233**	**3,431,570**	**(95,389)**	**129,505**	**4,256,919**	786,192	4,431,679	(80,875)	121,766	5,258,762
Currency translation differences	**–**	**–**	**10,481**	**–**	**10,481**	–	–	(14,514)	–	(14,514)
Share premium arising from the issue of shares to option holders who exercised their rights	**658**	**–**	**–**	**–**	**658**	5,041	–	–	–	5,041
Transfer (to)/from retained profits [Note 19(a)]	**–**	**(14,069)**	**–**	**(9,900)**	**(23,969)**	–	(1,000,109)	–	5,187	(994,922)
Transfer from share of reserves of associates (Note 20)	**–**	**–**	**–**	**–**	**–**	–	–	–	2,552	2,552
Other adjustments	**–**	**–**	**–**	**(1,805)**	**(1,805)**	–	–	–	–	–
Balance at 31 December	**791,891**	**3,417,501**	**(84,908)**	**117,800**	**4,242,284**	791,233	3,431,570	(95,389)	129,505	4,256,919

17 Capital reserves *(continued)*

(b) The Bank

	2003				2002			
	Share premium $'000	**Merger reserve $'000**	**Foreign currency translation reserve $'000**	**Total $'000**	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Total $'000
Balance at 1 January	**791,233**	**3,431,570**	**(25,146)**	**4,197,657**	786,192	4,431,679	(9,545)	5,208,326
Currency translation differences	**–**	**–**	**(4,113)**	**(4,113)**	–	–	(15,601)	(15,601)
Share premium arising from the issue of shares to option holders who exercised their rights	**658**	**–**	**–**	**658**	5,041	–	–	5,041
Transfer to retained profits [Note 19(b)]	**–**	**(14,069)**	**–**	**(14,069)**	–	(1,000,109)	–	(1,000,109)
Balance at 31 December	**791,891**	**3,417,501**	**(29,259)**	**4,180,133**	791,233	3,431,570	(25,146)	4,197,657

(c) The share premium account may only be utilised for specific purposes provided for by the Singapore Companies Act ("the Act").

The merger reserve of the Group and the Bank represent the premium arising from the issue of shares in connection with the acquisition of OUB which was not transferred to the share premium account due to the relief provided for under Section 69B of the Act. The balances at balance sheet dates were net of the amount transferred to retained profits following the receipt of dividends paid out of OUB Group's pre-acquisition profits.

The foreign currency translation reserves of the Group and the Bank relate to currency translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of overseas branches, subsidiaries and associates.

The other reserves of the Group include $57,796,000 relating to bonus shares which were issued by a subsidiary as fully paid shares through capitalisation of the subsidiary's revenue reserves.

18 Statutory reserves

	The Group		The Bank	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Balance at 1 January	**2,757,518**	2,150,271	**2,395,293**	1,654,100
Transfer from revenue reserves (Note 19)	**101,803**	610,215	**97,879**	741,193
Other adjustments	**529**	(2,968)	**–**	–
Balance at 31 December	**2,859,850**	2,757,518	**2,493,172**	2,395,293

The statutory reserves of the Group and the Bank are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless approved by the relevant authorities.

19 Revenue reserves

(a) The Group

	2003 General reserves $'000	2003 Retained profits $'000	2003 Total $'000	2002 General reserves $'000	2002 Retained profits $'000	2002 Total $'000
Balance at 1 January						
As previously reported	**957,973**	**2,975,031**	**3,933,004**	1,148,706	2,050,637	3,199,343
Prior year adjustments resulting from change in accounting policy	**–**	**(40,033)**	**(40,033)**	–	18,232	18,232
As restated	**957,973**	**2,934,998**	**3,892,971**	1,148,706	2,068,869	3,217,575
Net profit for the financial year attributable to members	**–**	**1,202,086**	**1,202,086**	–	1,005,935	1,005,935
Transfer to general reserves	**349,746**	**(349,746)**	**–**	331,000	(331,000)	–
Transfer to statutory reserves (Note 18)	**(43,879)**	**(57,924)**	**(101,803)**	(519,604)	(90,611)	(610,215)
Transfer from/(to) other reserves [Note 17(a)]	**–**	**9,900**	**9,900**	–	(5,187)	(5,187)
Transfer from merger reserve [Note 17(a)]	**–**	**14,069**	**14,069**	–	1,000,109	1,000,109
Transfer from share of reserves of associates (Note 20)	**–**	**–**	**–**	–	7,231	7,231
Other adjustments	**(628)**	**(4)**	**(632)**	(2,129)	–	(2,129)
Dividends:						
Final dividend in respect of financial year ended 31 December 2002 (2002: 31 December 2001) of 25 cents (2002: 25 cents) per share paid, net of tax at 22% (2002: 22%)	**–**	**(306,463)**	**(306,463)**	–	(306,454)	(306,454)
Interim dividend in respect of financial year ended 31 December 2003 (2002: 31 December 2002) of 20 cents (2002: 15 cents) per share paid, net of tax at 22% (2002: 22%)	**–**	**(245,176)**	**(245,176)**	–	(183,874)	(183,874)
Interim dividend in respect of financial year ended 31 December 2002 of 18.76 cents per share paid in specie, net of tax at 22%	**–**	**–**	**–**	–	(230,020)	(230,020)
	–	**(551,639)**	**(551,639)**	–	(720,348)	(720,348)
Balance at 31 December	**1,263,212**	**3,201,740**	**4,464,952**	957,973	2,934,998	3,892,971

19 Revenue reserves *(continued)*

(b) **The Bank**

	2003 General reserve $'000	2003 Retained profits $'000	2003 Total $'000	2002 General reserve $'000	2002 Retained profits $'000	2002 Total $'000
Balance at 1 January						
As previously reported	**488,128**	**2,631,417**	**3,119,545**	829,321	1,319,630	2,148,951
Prior year adjustments resulting from change in accounting policy	**–**	**(40,515)**	**(40,515)**	–	9,169	9,169
As restated	**488,128**	**2,590,902**	**3,079,030**	829,321	1,328,799	2,158,120
Net profit for the financial year attributable to members	**–**	**1,070,561**	**1,070,561**	–	1,382,342	1,382,342
Transfer to general reserve	**346,000**	**(346,000)**	**–**	328,000	(328,000)	–
Transfer to statutory reserve (Note 18)	**(43,879)**	**(54,000)**	**(97,879)**	(669,193)	(72,000)	(741,193)
Transfer from merger reserve [Note 17(b)]	**–**	**14,069**	**14,069**	–	1,000,109	1,000,109
Dividends:						
Final dividend in respect of financial year ended 31 December 2002 (2002: 31 December 2001) of 25 cents (2002: 25 cents) per share paid, net of tax at 22% (2002: 22%)	**–**	**(306,463)**	**(306,463)**	–	(306,454)	(306,454)
Interim dividend in respect of financial year ended 31 December 2003 (2002: 31 December 2002) of 20 cents (2002: 15 cents) per share paid, net of tax at 22% (2002: 22%)	**–**	**(245,176)**	**(245,176)**	–	(183,874)	(183,874)
Interim dividend in respect of financial year ended 31 December 2002 of 18.76 cents per share paid in specie, net of tax at 22%	**–**	**–**	**–**	–	(230,020)	(230,020)
	–	**(551,639)**	**(551,639)**	–	(720,348)	(720,348)
Balance at 31 December	**790,249**	**2,723,893**	**3,514,142**	488,128	2,590,902	3,079,030

(c) In each financial year, a certain amount of retained profits is transferred to general reserves of the Group and the Bank. These general reserves have not been earmarked for any particular purpose.

(d) The revenue reserves of the Group and the Bank are distributable except for the amount of $343,705,000 (2002: $294,438,000) being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend or disposal of investments in the associates.

20 Share of reserves of associates

	The Group	
	2003	2002
	$'000	$'000
Balance at 1 January	**133,594**	537,354
Movements in other reserves of associates	**9,691**	(374,356)
Realisation of reserves in income statements on divestment of an associate	**–**	(19,621)
Transfers on divestment of an associate:		
To retained profits	**–**	(7,231)
To other capital reserves	**–**	(2,552)
Balance at 31 December	**143,285**	133,594

The balance comprises the Group's share of associates' post-acquisition revenue reserves at the beginning of 1 January 1998, and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable reserves until they are realised by way of dividend from or divestment of the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated income statement are recognised in the consolidated income statement. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of the associates' results from 1 January 1998 is included in revenue reserves of the Group.

21 Deposits of and amounts owing to non-bank customers, banks and agents, and subsidiaries

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Analysed by remaining maturity:				
Within 1 year	**87,450,283**	86,323,497	**78,303,812**	76,563,434
Over 1 year but within 3 years	**702,924**	742,978	**590,401**	602,494
Over 3 years but within 5 years	**433,679**	80,368	**393,074**	79,869
Over 5 years	**115,437**	73,796	**79,947**	73,796
	88,702,323	87,220,639	**79,367,234**	77,319,593

(b) Included in deposits of non-bank customers are:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Fixed rate deposits	**45,801,200**	47,286,535	**38,664,804**	39,292,729
Current, savings and other deposits	**24,061,761**	20,632,046	**21,636,496**	18,638,536
	69,862,961	67,918,581	**60,301,300**	57,931,265

21 Deposits of and amounts owing to non-bank customers, banks and agents, and subsidiaries *(continued)*

(c) Included in deposits and balances of banks and agents are:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Obligations on securities sold under repurchase agreements ("REPOs")	**151,180**	302,306	**151,180**	294,257

The related securities sold under REPOs are shown in Notes 24 and 25 to the financial statements.

22 Other liabilities

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Accrued interest payable	**349,785**	310,120	**285,777**	249,884
Trading derivative financial instruments at fair value (Note 38)	**2,599,658**	1,773,594	**2,563,077**	1,747,998
Other liabilities	**3,491,995**	2,579,223	**898,131**	844,247
	6,441,438	4,662,937	**3,746,985**	2,842,129

23 Debts issued

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
(a) **Subordinated Notes**				
S$ 4.95% Subordinated Notes due 2016 callable with step-up in 2011 ("S$ Notes"), at cost	**1,300,000**	1,300,000	**1,300,000**	1,300,000
US$ 4.50% Subordinated Notes due 2013 ("US$ Notes"), at cost adjusted for discount	**1,700,154**	–	**1,700,154**	–
	3,000,154	1,300,000	**3,000,154**	1,300,000
Unamortised expenses incurred in connection with the issue of the Subordinated Notes	**(9,345)**	(5,601)	**(9,345)**	(5,601)
	2,990,809	1,294,399	**2,990,809**	1,294,399
(b) **Asset Backed Commercial Paper ("ABCP")**				
At cost adjusted for discount:				
S$ ABCP	**678,500**	641,500	**–**	–
US$ ABCP	**173,907**	210,911	**–**	–
	852,407	852,411	**–**	–
(c) **Other**				
Credit linked notes, at cost	**34,016**	–	**34,016**	–
Interest rate linked notes, at cost	**65,830**	–	**65,830**	–
Equity linked notes, at cost adjusted for discount	**253,207**	–	**253,207**	–
	353,053	–	**353,053**	–
	4,196,269	2,146,810	**3,343,862**	1,294,399

(a) The S$ Notes were issued at par on 30 September 2001 and mature on 30 September 2016. The S$ Notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore ("MAS") and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25% per annum.

The US$ Notes were issued at 99.96% on 30 June 2003 and mature on 2 July 2013. These US$ Notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of the MAS and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

The Bank has entered into interest rate swaps to manage the interest rate risk arising from the S$ Notes and US$ Notes.

The S$ Notes and US$ Notes are unsecured subordinated obligations of the Bank and have been approved by the MAS as qualifying for Upper Tier II capital. They rank equally with all present and future Upper Tier II unsecured subordinated indebtedness of the Bank and rank senior to all ordinary and preference shares of the Bank. At the balance sheet date, all outstanding liabilities of the Bank rank senior to these Notes.

(b) The ABCP were issued in relation to a $1 billion ABCP programme carried out by Archer 1 Limited, an SPE (Note 35). The ABCP have a maturity of less than one year, and are secured by a first floating charge in favour of the trustee, Bermuda Trust (Singapore) Limited, on all assets of the SPE.

Interest rates of the S$ ABCP and US$ ABCP range from 1.10% to 1.25% (2002: 1.50% to 1.90%) per annum and 1.20% to 1.25% (2002: 2.10% to 2.45%) per annum respectively.

The holders of the ABCP are entitled to receive payment comprising both the principal and interest as contracted in the ABCP but only to the extent that there are available resources in the SPE to meet those payments. The holders of the ABCP have no recourse to the Group.

The SPE intends to issue new ABCP upon the maturity of outstanding ABCP for as long as the SPE intends to carry on its principal activity of investment holding.

(c) The credit linked notes, with embedded credit default swaps, were issued at par between 5 February 2003 and 18 February 2003 and mature between 8 June 2005 and 15 February 2008. The notes will be redeemed at face value on their respective maturity dates provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying assets or the market values of the underlying assets in cash term, depending on the terms and conditions of the contracts, would be delivered to the holders of the notes.

The interest rate linked notes, with embedded interest rate derivatives, were issued at par between 19 September 2003 and 6 November 2003 and mature between 19 September 2013 and 6 November 2015. The periodic payouts and redemptions are linked to the interest rate indices.

The equity linked notes, with embedded equity derivatives, were issued at discount between 14 March 2003 and 12 November 2003 and mature between 12 November 2008 and 19 May 2011. The periodic payments and payouts at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying stock exchange indices or equity indices.

24 Singapore Government treasury bills and securities

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Held for trading, at fair value	**388,543**	172,812	**375,069**	158,485
Not held for trading, at cost adjusted for premium and discount	**5,922,450**	8,045,560	**5,857,734**	7,801,310
Provision for diminution in value (Note 33)	**(147)**	–	**(143)**	–
	5,922,303	8,045,560	**5,857,591**	7,801,310
	6,310,846	8,218,372	**6,232,660**	7,959,795
Market value at 31 December: Not held for trading	**5,947,716**	8,151,189	**5,870,779**	7,903,616

(b) Included in Singapore Government treasury bills and securities are:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Securities sold under repurchase agreements	**151,180**	294,257	**151,180**	294,257

25 Other government treasury bills and securities

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Held for trading, at fair value	**114,597**	7,903	**–**	–
Not held for trading, at cost adjusted for premium and discount	**1,237,030**	1,325,077	**706,592**	419,035
Provision for diminution in value (Note 33)	**(3)**	(4)	**(3)**	(4)
	1,237,027	1,325,073	**706,589**	419,031
	1,351,624	1,332,976	**706,589**	419,031
Market value at 31 December: Not held for trading	**1,240,151**	1,338,815	**713,002**	431,117

(b) Included in other government treasury bills and securities are:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Securities sold under repurchase agreements	**–**	8,049	**–**	–

(c) Included in the Group's other government treasury bills and securities is an amount of $385,380,000 (2002: $723,335,000) relating to promissory notes which are guaranteed by a foreign government authority. The Group is not permitted to sell, transfer, pledge, or create any lien or encumbrance over any of these promissory notes without the prior consent of that authority.

26 Dealing securities

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
At fair value:				
Quoted equity shares	**158,878**	78,438	**101,935**	55,122
Quoted debt securities	**61,845**	79,396	**32,325**	56,049
Unquoted marketable unit trusts	**19,046**	14,585	**–**	–
Unquoted debt securities	**284,737**	450,992	**42,604**	323,874
	524,506	623,411	**176,864**	435,045

27 Placements and balances with banks and agents

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Analysed by maturity period:				
Within 1 year	**20,550,410**	19,197,092	**18,810,364**	18,190,609
Over 1 year but within 3 years	**571,727**	226,213	**570,117**	226,213
Over 3 years but within 5 years	**–**	–	**–**	–
Over 5 years	**–**	2,916	**–**	2,916
	21,122,137	19,426,221	**19,380,481**	18,419,738

(b) Included in placements and balances with banks and agents are:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Negotiable certificates of deposit, floating rate certificates of deposit and other similar instruments	**2,425,003**	1,956,618	**1,157,840**	1,516,029
Government securities bought under reverse repurchase agreements	**1,470,946**	383,393	**1,275,494**	383,393
	3,895,949	2,340,011	**2,433,334**	1,899,422

28 Trade bills and advances to customers

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Gross trade bills	**1,323,477**	1,061,210	**159,863**	139,405
Specific provisions	**(10,874)**	(10,180)	**–**	–
	1,312,603	1,051,030	**159,863**	139,405
Gross advances to customers	**61,257,548**	61,277,545	**53,019,100**	52,521,429
Specific provisions	**(1,566,053)**	(1,726,403)	**(1,221,267)**	(1,326,679)
Interest-in-suspense	**(285,123)**	(293,152)	**(170,871)**	(146,615)
General provisions	**(1,422,419)**	(1,425,013)	**(1,276,364)**	(1,231,305)
	57,983,953	57,832,977	**50,350,598**	49,816,830
Total gross trade bills and advances to customers	**62,581,025**	62,338,755	**53,178,963**	52,660,834

28 Trade bills and advances to customers *(continued)*

(b) Total gross trade bills and advances to customers analysed by maturity period:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Within 1 year	**30,255,728**	29,393,922	**25,508,168**	23,986,707
Over 1 year but within 3 years	**9,668,217**	10,045,408	**8,853,289**	9,471,390
Over 3 years but within 5 years	**5,385,747**	6,626,850	**4,841,847**	6,030,506
Over 5 years	**17,271,333**	16,272,575	**13,975,659**	13,172,231
	62,581,025	62,338,755	**53,178,963**	52,660,834

(c) Total gross trade bills and advances to customers analysed by industry group:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**2,103,559**	2,057,485	**1,928,170**	1,878,186
Building and construction	**7,319,732**	9,147,960	**6,361,641**	7,918,866
Manufacturing	**5,846,022**	5,391,630	**3,920,081**	3,515,973
Non-bank financial institutions	**10,408,312**	10,809,361	**9,999,362**	10,010,178
General commerce	**6,142,565**	6,200,322	**4,928,889**	4,958,561
Professionals and private individuals (excluding housing loans)	**9,653,344**	9,335,235	**8,335,653**	7,698,203
Housing loans	**14,789,494**	13,841,234	**12,319,357**	11,846,719
Other	**6,317,997**	5,555,528	**5,385,810**	4,834,148
	62,581,025	62,338,755	**53,178,963**	52,660,834

(d) At the balance sheet date, the gross amount of trade bills, advances and credit facilities granted to customers that are regarded as non-performing are as follows:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Substandard	**3,290,275**	3,618,373	**2,570,668**	2,669,371
Doubtful	**354,861**	406,598	**321,611**	370,081
Loss	**1,435,980**	1,590,410	**1,065,349**	1,116,729
	5,081,116	5,615,381	**3,957,628**	4,156,181

Non-performing loans are those classified as Substandard, Doubtful and Loss in accordance with Notice to Banks, MAS 612. Specific provisions are made for any debts considered to be doubtful of collection.

(e) The movements in provisions are as follows:

	2003				2002			
	Specific provisions $'000	**Interest-in-suspense $'000**	**General provisions $'000**	**Total $'000**	Specific provisions $'000	Interest-in-suspense $'000	General provisions $'000	Total $'000
The Group								
Balance at 1 January	**1,736,583**	**670,500**	**1,425,013**	**3,832,096**	1,613,974	640,219	1,434,502	3,688,695
Currency translation differences	**(6,832)**	**(5,032)**	**(2,594)**	**(14,458)**	(39,807)	(13,871)	(9,489)	(63,167)
Write-off against provisions	**(431,181)**	**(34,541)**	**–**	**(465,722)**	(256,675)	(123,041)	–	(379,716)
Charge to income statements	**284,437**	**–**	**–**	**284,437**	426,196	–	–	426,196
Interest suspended	**–**	**82,757**	**–**	**82,757**	–	169,223	–	169,223
Transfer to provisions for diminution in value/impairment of investments and other assets [Note 33(a)]	**(6,080)**	**(1,796)**	**–**	**(7,876)**	(7,105)	(2,030)	–	(9,135)
Balance at 31 December	**1,576,927**	**711,888**	**1,422,419**	**3,711,234**	1,736,583	670,500	1,425,013	3,832,096
The Bank								
Balance at 1 January	**1,326,679**	**507,569**	**1,231,305**	**3,065,553**	342,551	158,427	538,133	1,039,111
Currency translation differences	**(1,355)**	**(2,667)**	**(51)**	**(4,073)**	(16,704)	(7,988)	(912)	(25,604)
Write-off against provisions	**(379,184)**	**(22,437)**	**–**	**(401,621)**	(222,841)	(102,680)	–	(325,521)
Charge to income statements	**216,524**	**–**	**2,442**	**218,966**	312,804	–	16,126	328,930
Interest suspended	**–**	**40,156**	**–**	**40,156**	–	101,962	–	101,962
Transfer from subsidiaries upon merger	**58,603**	**53,955**	**42,668**	**155,226**	910,869	357,848	677,958	1,946,675
Balance at 31 December	**1,221,267**	**576,576**	**1,276,364**	**3,074,207**	1,326,679	507,569	1,231,305	3,065,553

General provisions comprise provisions for possible loan losses, contingencies and other banking risks.

The above interest-in-suspense includes amounts relating to interest receivable as shown in Note 29.

28 Trade bills and advances to customers *(continued)*

(f) The Group has granted credit facilities to related parties in the ordinary course of business at arm's length commercial terms. The outstanding credit facilities to related parties as at the balance sheet date are as follows:

	The Group					
	2003			2002		
	Trade bills and advances $'000	**Off-balance sheet credit facilities $'000**	**Estimated values of collateral $'000**	Trade bills and advances $'000	Off-balance sheet credit facilities $'000	Estimated values of collateral $'000
Associates of the Group						
Financial activities	**61,937**	**13,725**	**132,391**	51,787	15,114	143,980
Non-financial activities	**582,861**	**64,982**	**1,138,560**	566,635	89,865	1,127,484
Directors of the Bank and director-related parties*	**722,345**	**51,417**	**1,741,068**	792,384	154,990	2,359,216
Corporations where directors of the Bank are also directors+	**640,788**	**20,371**	**479,609**	666,872	16,270	747,123

* *Excluding credit facilities already included in the first category.*
\+ *Excluding credit facilities already included in the first two categories.*

Off-balance sheet credit facilities comprise direct credit substitutes, transaction-related contingencies and trade-related contingencies.

Director-related parties include the family members of the directors of the Bank, entities in which the directors of the Bank or their family members have substantial shareholdings, and individuals, companies or firms whose credit facilities are guaranteed by the directors of the Bank.

29 Other assets

	The Group		The Bank	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Interest receivable	**935,811**	846,965	**790,068**	724,265
Interest-in-suspense [Note 28(e)]	**(426,765)**	(377,348)	**(405,705)**	(360,954)
	509,046	469,617	**384,363**	363,311
Trading derivative financial instruments at fair value (Note 38)	**2,580,988**	1,675,701	**2,572,878**	1,653,254
Other assets	**1,649,393**	1,943,485	**710,801**	1,112,890
Provisions for diminution in value of other assets (Note 33)	**(23,690)**	(76,656)	**(10,629)**	(64,670)
	4,206,691	3,542,530	**3,273,050**	2,701,474
	4,715,737	4,012,147	**3,657,413**	3,064,785

30 Investment securities

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Quoted securities				
Equity shares, at cost	**844,999**	816,856	**582,704**	550,487
Debt securities, at cost adjusted for premium and discount	**1,822,353**	1,207,253	**1,776,621**	1,144,993
	2,667,352	2,024,109	**2,359,325**	1,695,480
Provisions for diminution in value (Note 33)	**(40,691)**	(21,814)	**(18,069)**	(9,405)
	2,626,661	2,002,295	**2,341,256**	1,686,075
Quoted securities, at fair value				
Equity shares	**22,927**	9,360	**–**	–
Debt securities	**855,388**	784,218	**–**	–
	878,315	793,578	**–**	–
Unquoted securities				
Equity shares, at cost	**604,646**	453,476	**467,812**	318,622
Debt securities, at cost adjusted for premium and discount	**1,372,386**	692,719	**1,325,077**	741,291
	1,977,032	1,146,195	**1,792,889**	1,059,913
Provisions for diminution in value (Note 33)	**(90,283)**	(89,490)	**(72,242)**	(58,969)
	1,886,749	1,056,705	**1,720,647**	1,000,944
Unquoted debt securities, at fair value	**30,785**	92,805	**–**	–
Total investment securities	**5,422,510**	3,945,383	**4,061,903**	2,687,019
Market value at 31 December:				
Quoted equity shares	**964,318**	759,726	**666,701**	511,001
Quoted debt securities	**2,760,393**	1,974,425	**1,860,469**	1,149,559
	3,724,711	2,734,151	**2,527,170**	1,660,560

Quoted securities at fair value amounting to $878,315,000 (2002: $793,578,000) are subject to a first floating charge as security for the liabilities under the ABCP programme [Note 23(b)].

Included in the cost of investment securities are:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Equity interests in companies in which the Group has significant influence	**708,352**	703,498	**513,420**	506,138

These equity interests relate to companies in which the Group, through its acquisition of the OUB Group, presently has equity interests of 20 to 50 percent and over whose financial and operating decisions it has significant influence. These investments have not been accounted for as associates of the Group as they were acquired and held exclusively with a view to their subsequent disposal in the near future.

30 Investment securities *(continued)*

(b) Gross investment securities analysed by industry group:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**400,904**	559,442	**286,803**	429,220
Building and construction	**235,811**	320,686	**69,889**	277,277
Manufacturing	**560,861**	606,085	**436,829**	514,375
Financial institutions	**2,613,212**	1,320,915	**1,825,040**	620,482
General commerce	**149,788**	72,018	**136,881**	66,741
Other	**1,592,908**	1,177,541	**1,396,772**	847,298
	5,553,484	4,056,687	**4,152,214**	2,755,393

31 Investments in associates

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Quoted securities, at cost				
Equity shares	**650,905**	555,065	**614,440**	518,718
Debt securities	**2,068**	2,068	**–**	–
Warrants	**4,847**	23,757	**4,847**	23,757
Unquoted securities, at cost				
Equity shares	**324,809**	335,329	**166,309**	167,757
Debt securities	**–**	2,014	**–**	–
	982,629	918,233	**785,596**	710,232
Provisions for impairment [Note 33(b)]	**–**	–	**(10,216)**	(3,364)
Group's share of post-acquisition reserves of associates, net of dividends received	**414,155**	356,012	**–**	–
	1,396,784	1,274,245	**775,380**	706,868
Market value at 31 December:				
Quoted equity shares	**993,344**	701,321	**720,727**	507,617
Quoted debt securities	**2,495**	2,476	**–**	–
Quoted warrants	**9,926**	36,017	**9,926**	36,017
	1,005,765	739,814	**730,653**	543,634

The major associates of the Group as at the balance sheet date are set out in Note 46 to the financial statements. The carrying amount of the Group's investments in associates includes unamortised goodwill amounting to $16,721,000 (2002: $17,581,000).

32 Investments in subsidiaries

(a)

	The Bank	
	2003	2002
	$'000	$'000
Quoted equity shares, at cost	**25,961**	18,393
Unquoted equity shares, at cost	**1,626,105**	1,733,754
Provisions for impairment [Note 33(b)]	**(366,663)**	(342,318)
	1,259,442	1,391,436
Total investments in subsidiaries	**1,285,403**	1,409,829
Market value of quoted equity shares at 31 December	**89,604**	70,967

The subsidiaries of the Group as at the balance sheet date are set out in Note 45 to the financial statements.

(b) On 28 April 2003, OUT, a wholly-owned subsidiary, was merged into the Bank by way of a scheme of arrangement and amalgamation pursuant to Sections 210 and 212 of the Singapore Companies Act, Cap. 50. As a result of the merger, the assets, rights, properties, business, debts, liabilities and obligations of OUT were transferred to and vested in the Bank.

The fair values of identifiable assets and liabilities as at 28 April 2003 transferred to the Bank were $1,505 million and $1,359 million respectively.

Arising from the merger, the unamortised negative goodwill of the Group in respect of OUT as at 28 April 2003 amounting to $25,108,000 was transferred to the Bank at net book value (Note 11).

The merger has no financial effect on the consolidated income statement.

(c) During the financial year, certain subsidiaries of the Group were liquidated or placed into members' voluntary liquidation.

The liquidations had no material effect on the Group's consolidated financial statements and the Bank's balance sheet for the current financial year.

(d) In financial year 2002, the Group increased its interest in a subsidiary, United Overseas Bank Philippines, from 60% to 100%. In-principle approval had been given by the authorities in the Philippines for the acquisition, subject to subsequent fulfillment of certain conditions.

33 Movements in the provisions for diminution in value/impairment of investments and other assets

(a) The Group

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Dealing securities $'000	Other assets $'000	Investment securities $'000	Fixed assets $'000	Total $'000
2003							
At 1 January							
As previously reported	444	4	29,661	76,656	111,304	54,511	272,580
Prior year adjustments resulting from change in accounting policy	(444)	–	(29,661)	–	–	–	(30,105)
As restated	–	4	–	76,656	111,304	54,511	242,475
Currency translation differences	–	1	–	470	300	1,952	2,723
Write-off against provisions	–	–	–	(49,030)	(4,952)	–	(53,982)
(Write-back)/ charge to income statement (Note 12)	147	(2)	–	(4,406)	16,446	3,925	16,110
Transfer from specific provisions and interest-in-suspense for trade bills and advances to customers [Note 28(e)]	–	–	–	–	7,876	–	7,876
At 31 December	147	3	–	23,690	130,974	60,388	215,202

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Dealing securities $'000	Other assets $'000	Investment securities $'000	Fixed assets $'000	Total $'000
2002							
At 1 January							
As previously reported	31,062	510	59,611	100,188	84,094	37,325	312,790
Prior year adjustments resulting from change in accounting policy	(31,046)	(506)	(59,611)	–	–	–	(91,163)
As restated	16	4	–	100,188	84,094	37,325	221,627
Currency translation differences	–	–	–	(478)	(2,502)	(3)	(2,983)
Write-off against provisions	–	–	–	(325)	(18,945)	–	(19,270)
(Write-back)/ charge to income statement (Note 12)	(16)	–	–	(22,729)	39,522	17,189	33,966
Transfer from specific provisions and interest-in-suspense for trade bills and advances to customers [Note 28(e)]	–	–	–	–	9,135	–	9,135
At 31 December	–	4	–	76,656	111,304	54,511	242,475

33 Movements in the provisions for diminution in value/impairment of investments and other assets *(continued)*

(b) The Bank

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Dealing securities $'000	Other assets $'000	Investment securities $'000	Investments in associates $'000	Investments in subsidiaries $'000	Fixed assets $'000	Total $'000
2003									
At 1 January									
As previously reported	–	4	22,628	64,670	68,374	3,364	342,318	16,897	518,255
Prior year adjustments resulting from change in accounting policy	–	–	(22,628)	–	–	–	–	–	(22,628)
As restated	–	4	–	64,670	68,374	3,364	342,318	16,897	495,627
Currency translation differences	–	1	–	124	629	–	(39)	15	730
Write-off against provisions	–	–	–	(51,627)	–	–	–	–	(51,627)
Charge/(write-back) to income statement	143	(2)	–	(2,538)	21,308	6,852	24,384	2,436	52,583
At 31 December	143	3	–	10,629	90,311	10,216	366,663	19,348	497,313

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Dealing securities $'000	Other assets $'000	Investment securities $'000	Investments in associates $'000	Investments in subsidiaries $'000	Fixed assets $'000	Total $'000
2002									
At 1 January									
As previously reported	22,476	3	6,875	83,625	9,491	2,960	185,736	2,417	313,583
Prior year adjustments resulting from change in accounting policy	(22,476)	–	(6,875)	–	–	–	–	–	(29,351)
As restated	–	3	–	83,625	9,491	2,960	185,736	2,417	284,232
Currency translation differences	–	–	–	(310)	(1,115)	–	(325)	(72)	(1,822)
Charge/ (write-back) to income statement	–	1	–	(19,645)	43,561	(170)	156,907	12,624	193,278
Transfer from subsidiaries upon merger	–	–	–	1,000	16,437	574	–	1,928	19,939
At 31 December	–	4	–	64,670	68,374	3,364	342,318	16,897	495,627

34 Fixed assets

(a) The Group

	2003 Land and buildings $'000	**2003** Office equipment, computers, fixtures and other assets $'000	**2003** Total $'000	2002 Land and buildings $'000	2002 Office equipment, computers, fixtures and other assets $'000	2002 Total $'000
Balance at 1 January						
Cost/valuation	**1,795,322**	**841,312**	**2,636,634**	1,656,256	960,289	2,616,545
Accumulated depreciation	**(196,281)**	**(591,493)**	**(787,774)**	(161,082)	(693,623)	(854,705)
Provisions for impairment	**(54,511)**	**–**	**(54,511)**	(37,325)	–	(37,325)
Net book value	**1,544,530**	**249,819**	**1,794,349**	1,457,849	266,666	1,724,515
Movements during the financial year						
Currency translation differences	**5,742**	**752**	**6,494**	(7,889)	(4,033)	(11,922)
Additions	**2,501**	**134,308**	**136,809**	177,351	96,679	274,030
Disposals	**(48,069)**	**(9,510)**	**(57,579)**	(40,538)	(20,011)	(60,549)
Depreciation charge	**(26,677)**	**(81,078)**	**(107,755)**	(25,054)	(89,482)	(114,536)
Provisions for impairment	**(3,925)**	**–**	**(3,925)**	(17,189)	–	(17,189)
Net book value at 31 December	**1,474,102**	**294,291**	**1,768,393**	1,544,530	249,819	1,794,349
Balance at 31 December						
Cost/valuation	**1,753,898**	**924,383**	**2,678,281**	1,795,322	841,312	2,636,634
Accumulated depreciation	**(219,408)**	**(630,092)**	**(849,500)**	(196,281)	(591,493)	(787,774)
Provisions for impairment [Note 33(a)]	**(60,388)**	**–**	**(60,388)**	(54,511)	–	(54,511)
Net book value	**1,474,102**	**294,291**	**1,768,393**	1,544,530	249,819	1,794,349

(b) **The Bank**

	2003 Land and buildings $'000	2003 Office equipment, computers, fixtures and other assets $'000	2003 Total $'000	2002 Land and buildings $'000	2002 Office equipment, computers, fixtures and other assets $'000	2002 Total $'000
Balance at 1 January						
Cost/valuation	**1,052,901**	**592,261**	**1,645,162**	572,865	412,647	985,512
Accumulated depreciation	**(100,080)**	**(409,263)**	**(509,343)**	(84,422)	(288,541)	(372,963)
Provisions for impairment	**(16,897)**	**–**	**(16,897)**	(2,417)	–	(2,417)
Net book value	**935,924**	**182,998**	**1,118,922**	486,026	124,106	610,132
Movements during the financial year						
Currency translation differences	**6,397**	**403**	**6,800**	721	(128)	593
Additions	**3,431**	**112,565**	**115,996**	159,229	81,197	240,426
Transfer from subsidiaries upon merger	**36,010**	**1,320**	**37,330**	327,052	62,558	389,610
Disposals	**(42,634)**	**(8,761)**	**(51,395)**	(10,775)	(17,832)	(28,607)
Depreciation charge	**(15,752)**	**(62,325)**	**(78,077)**	(13,705)	(66,903)	(80,608)
Provisions for impairment	**(2,436)**	**–**	**(2,436)**	(12,624)	–	(12,624)
Net book value at 31 December	**920,940**	**226,200**	**1,147,140**	935,924	182,998	1,118,922
Balance at 31 December						
Cost/valuation	**1,055,953**	**677,363**	**1,733,316**	1,052,901	592,261	1,645,162
Accumulated depreciation	**(115,665)**	**(451,163)**	**(566,828)**	(100,080)	(409,263)	(509,343)
Provisions for impairment [Note 33(b)]	**(19,348)**	**–**	**(19,348)**	(16,897)	–	(16,897)
Net book value	**920,940**	**226,200**	**1,147,140**	935,924	182,998	1,118,922

(c) Based on directors' valuation, the estimated market values of the land and buildings of the Group and the Bank as at 31 December 2003 were $2,656 million and $1,608 million respectively (2002: $2,747 million and $1,629 million respectively). The excess of the estimated market values over the net book values of the land and buildings is not recognised in the financial statements.

(d) Included in the land and buildings of the Group and the Bank are leasehold properties with net book values as at 31 December 2003 amounting to $1,112 million and $785 million respectively (2002: $1,131 million and $770 million respectively). The rest of the properties are freehold.

34 Fixed assets *(continued)*

(e) Certain freehold and leasehold land and buildings of the Group and the Bank are included on the basis of valuations made by independent valuers with subsequent additions at cost. The dates of these valuations are as follows:

(i) The leasehold land at Bonham Street on which UOB Plaza 2 is sited	April 1970
(ii) Certain freehold and leasehold land and buildings of Chung Khiaw Realty, Limited	December 1969
(iii) Certain freehold land and buildings of United Overseas Bank (Malaysia) Bhd	November 1965

(f) Provisions for impairment are in respect of certain properties in Singapore, Malaysia, Hong Kong, China, Thailand, the Philippines and United Kingdom which are written down to their estimated market values as determined by the Bank's internal professionally qualified valuers.

35 Consolidation of Special Purpose Entity

A Special Purpose Entity ("SPE"), Archer 1 Limited ("Archer"), which is incorporated in Singapore, has been consolidated in the Group's financial statements in accordance with Interpretation of Financial Reporting Standard 12: Consolidation – Special Purpose Entities, as the Bank has the majority residual benefits of Archer.

The principal activity of Archer is to carry on the business of investment holding, and for that purpose to issue notes and bonds and apply the proceeds from the notes and bonds towards the purchase of debt securities.

36 Dividends

The directors have proposed a final dividend in respect of the financial year ended 31 December 2003 of 40 cents per share net of tax at 22%, amounting to a total of $490,359,000. These financial statements do not reflect this proposed dividend, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2004. The proposed final dividend in respect of the financial year ended 31 December 2002 was 25 cents per share net of tax at 22%, amounting to a total of $306,463,000 based on the number of shares in issue on 31 December 2002.

37 Contingent liabilities

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Direct credit substitutes	**2,779,159**	3,244,290	**2,597,514**	3,340,645
Transaction-related contingencies	**3,965,083**	3,632,120	**3,170,169**	2,911,975
Trade-related contingencies	**1,800,080**	1,806,060	**1,460,115**	1,378,571
Other contingent liabilities	**184,427**	236,501	**162,928**	171,064
	8,728,749	8,918,971	**7,390,726**	7,802,255

In the normal course of business, the Group and the Bank conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities is reimbursable by corresponding obligations of customers. No assets of the Group and the Bank have been pledged as security for these contingent liabilities.

The Group is a party to various legal proceedings which arose from its normal course of business. Included in other contingent liabilities are estimated amounts relating to major legal cases of $158 million (2002: $166 million). The Bank is of the view that these claims have no merit and the ultimate resolution of which is not expected to have significant effect on the financial position or results of the Group. Accordingly, the Group and the Bank have not provided for any liability in the financial statements.

38 Derivative financial instruments

(a) The Group

	Trading derivatives			Non-trading derivatives		
	Contract or underlying principal amount	Fair values		Contract or underlying principal amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000	$'000
2003						
Foreign exchange contracts						
Forwards	**9,967,975**	**253,519**	**118,029**	**57,886**	**191**	**126**
Swaps	**80,471,027**	**1,783,700**	**1,817,974**	**3,764,205**	**36,074**	**82,828**
Options purchased	**5,965,359**	**73,207**	**–**	**245,871**	**2,291**	**–**
Options written	**5,021,386**	**–**	**73,020**	**10,613**	**–**	**80**
Interest rate contracts						
Forwards	**11,582,832**	**3,906**	**5,565**	**–**	**–**	**–**
Swaps	**57,901,585**	**453,164**	**538,916**	**3,703,398**	**69,105**	**200,884**
Futures	**2,103,314**	**1,355**	**2,343**	**–**	**–**	**–**
Options purchased	**121,882**	**730**	**–**	**205,290**	**3,969**	**–**
Options written	**41,670**	**–**	**17**	**205,290**	**–**	**3,969**
Equity-related contracts						
Swaps	**–**	**–**	**–**	**46,401**	**1,988**	**1,988**
Futures	**79,644**	**–**	**3,921**	**–**	**–**	**–**
Options purchased	**611,290**	**11,407**	**–**	**315,519**	**33,250**	**–**
Options written	**739,021**	**–**	**39,873**	**314,626**	**–**	**33,248**
Credit-related contracts						
Swaps	**–**	**–**	**–**	**363,911**	**4,020**	**3,172**
	174,606,985	**2,580,988**	**2,599,658**	**9,233,010**	**150,888**	**326,295**
		(Note 29)	(Note 22)			
2002						
Foreign exchange contracts						
Forwards	6,463,503	105,348	53,300	51,815	73	125
Swaps	71,606,877	963,335	993,300	5,646,068	24,334	59,609
Options purchased	6,753,860	65,013	–	121,409	176	–
Options written	8,075,346	–	66,780	2,984	–	58
Interest rate contracts						
Forwards	2,715,000	1,132	2,097	43,502	17	7
Swaps	25,136,154	536,937	648,304	1,749,125	52,682	59,268
Futures	1,800,952	1,137	3,147	–	–	–
Options purchased	79,107	1,581	–	187,688	477	–
Options written	–	–	–	186,795	–	477
Equity-related contracts						
Swaps	–	–	–	48,935	1,942	1,942
Futures	11,221	36	41	–	–	–
Options purchased	94,585	1,081	–	–	–	–
Options written	158,343	–	6,625	–	–	–
Credit-related contracts						
Swaps	17,359	101	–	328,775	1,036	7,589
	122,912,307	1,675,701	1,773,594	8,367,096	80,737	129,075
		(Note 29)	(Note 22)			

38 Derivative financial instruments *(continued)*

(b) **The Bank**

	Trading derivatives			Non-trading derivatives		
	Contract or underlying principal amount	Fair values		Contract or underlying principal amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000	$'000
2003						
Foreign exchange contracts						
Forwards	**9,508,285**	**251,073**	**116,571**	**28,755**	**58**	**48**
Swaps	**80,948,933**	**1,784,724**	**1,815,464**	**3,753,165**	**35,950**	**82,828**
Options purchased	**5,965,359**	**73,207**	**–**	**235,258**	**2,211**	**–**
Options written	**5,021,386**	**–**	**73,020**	**–**	**–**	**–**
Interest rate contracts						
Forwards	**11,582,832**	**3,906**	**5,565**	**–**	**–**	**–**
Swaps	**56,429,768**	**447,029**	**506,820**	**3,661,416**	**84,993**	**196,542**
Futures	**483,302**	**802**	**1,826**	**–**	**–**	**–**
Options purchased	**121,882**	**730**	**–**	**205,290**	**3,969**	**–**
Options written	**41,670**	**–**	**17**	**205,290**	**–**	**3,969**
Equity-related contracts						
Swaps	**–**	**–**	**–**	**46,401**	**1,988**	**1,988**
Futures	**79,644**	**–**	**3,921**	**–**	**–**	**–**
Options purchased	**611,290**	**11,407**	**–**	**314,626**	**33,248**	**–**
Options written	**739,021**	**–**	**39,873**	**314,626**	**–**	**33,248**
Credit-related contracts						
Swaps	**–**	**–**	**–**	**397,927**	**4,020**	**3,898**
	171,533,372	**2,572,878**	**2,563,077**	**9,162,754**	**166,437**	**322,521**
		(Note 29)	(Note 22)			
2002						
Foreign exchange contracts						
Forwards	6,277,348	104,859	52,317	50,782	55	120
Swaps	71,625,820	965,688	997,173	5,646,068	24,334	59,609
Options purchased	6,753,860	65,013	–	121,409	176	–
Options written	8,075,346	–	66,780	2,984	–	58
Interest rate contracts						
Forwards	2,723,680	1,132	2,097	–	–	–
Swaps	24,512,301	512,979	619,932	1,815,417	52,260	57,037
Futures	304,926	770	3,033	–	–	–
Options purchased	80,000	1,581	–	186,795	477	–
Options written	–	–	–	186,795	–	477
Equity-related contracts						
Swaps	–	–	–	48,935	1,942	1,942
Futures	11,221	36	41	–	–	–
Options purchased	93,692	1,080	–	–	–	–
Options written	158,343	–	6,625	–	–	–
Credit-related contracts						
Swaps	34,718	116	–	328,775	1,036	7,589
	120,651,255	1,653,254	1,747,998	8,387,960	80,280	126,832
		(Note 29)	(Note 22)			

(c) Derivative financial instruments are instruments whose values change in response to the change in prices/rates, such as foreign exchange rate, interest rate, security price and credit price, of the "underlying". They include forwards, swaps, futures and options.

In its normal course of business, the Group and the Bank transact in customised derivatives to meet the specific needs of their customers. The Group and the Bank also transact in these derivatives for proprietary trading purposes as well as to manage their assets/liabilities and structural positions. The risks associated with the use of derivatives, as well as management's policies for controlling these risks are set out in Note 43.

The tables above analyse the contract or underlying principal amounts (notional amounts) and the fair values of the Group's and the Bank's derivative financial instruments at the balance sheet date. A positive valuation represents a financial asset and a negative valuation represents a financial liability. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date. They do not necessarily indicate the amounts of future cash flows or the fair values of the derivatives and, therefore, do not represent total amounts at risk.

39 Commitments

(a)

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Capital commitments contracted but not provided for on purchase of fixed assets	**26,265**	15,442	**22,908**	11,183
Undrawn credit facilities	**36,217,586**	35,947,655	**30,017,072**	29,912,571
Operating lease commitments	**62,200**	64,107	**46,061**	43,338
Other	**1,353,496**	499,285	**972,368**	425,849
	37,659,547	36,526,489	**31,058,409**	30,392,941

(b) **Operating lease commitments**

(i) The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, are as follows:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Not later than 1 year	**27,104**	30,220	**21,779**	24,340
Later than 1 year but not later than 5 years	**28,940**	27,681	**21,078**	16,246
Later than 5 years	**6,156**	6,206	**3,204**	2,752
	62,200	64,107	**46,061**	43,338

(ii) The future aggregate minimum lease payments receivable under non-cancellable operating leases contracted for at the balance sheet date but not recognised as receivables, are as follows:

	The Group		The Bank	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Not later than 1 year	**49,005**	48,068	**26,994**	25,404
Later than 1 year but not later than 5 years	**58,748**	61,358	**28,708**	28,962
Later than 5 years	**6,511**	3,934	**–**	–
	114,264	113,360	**55,702**	54,366

40 Cash and cash equivalents

	The Group	
	2003	2002
	$'000	$'000
Cash and balances with central banks	**8,034,677**	4,213,458
Singapore Government treasury bills and securities	**6,310,846**	8,218,372
Other government treasury bills and securities, less non-cash equivalents of $385,380,000 (2002: $723,335,000)	**966,244**	609,641
	15,311,767	13,041,471

41 Related party transactions

All related party transactions entered into by the Group are made in the ordinary course of its business and are at arm's length commercial terms. There are no significant transactions with related parties during the financial year.

In addition to other related party information shown elsewhere in the financial statements, the following related party information, which may be of interest, are as follows:

(a) **Rental income/expense**

The Group has lease contracts with associates of the Group and director-related parties. The rental income and expenses of these contracts for the financial year constitute 1.0% and 1.2% (2002: 1.1% and 2.1%) of the total non-interest income and total other operating expenses of the Group respectively.

(b) **Deposits of non-bank customers**

The Group has accepted deposits from the associates of the Group, directors and director-related parties in its ordinary course of banking business. The deposits from related parties constitute less than 1% of the current, fixed, savings accounts and other deposits of non-bank customers as at 31 December 2003 and 2002.

Director-related parties refer to:

- immediate family members of the Bank's directors
- companies that are majority-owned by the Bank's directors or their family members
- companies or firms in which the Bank's directors or their family members control or exercise significant influence over the Board of Directors
- individuals, companies or firms whose credit facilities are guaranteed by the Bank's directors.

42 Segment information

(a) Primary reporting format – Business segments

	The Group – 2003					
	Individual Financial Services $' million	Institutional Financial Services $' million	Global Treasury $' million	Asset Management $' million	Other $' million	Total $' million
Income before operating expenses	1,013	1,230	445	203	269	3,160
Less: Segment operating expenses	437	347	140	56	51	1,031
Less: Provisions	155	201	*	(2)	8	362
Segment profit before tax(1)	421	682	305	149	210	1,767
Unallocated corporate expenses						(64)
						1,703
Goodwill written off and amortised						(202)
Operating profit after provisions and goodwill written off and amortised						1,501
Share of profit of associates						107
Profit before tax						1,608
Tax and minority interests						(406)
Net profit for the financial year *attributable to members*						1,202
Other information:						
Segment assets(2)	23,633	38,075	43,021	1,337	2,416	108,482
Investments in associates						1,397
Goodwill						3,466
Unallocated assets						101
Total assets						113,446
Gross trade bills and advances to customers	24,443	38,138	–	–	–	62,581
Non-performing loans ("NPLs")+	1,557	3,524	–	–	–	5,081
Specific provisions and interest-in-suspense for NPLs+	458	1,404	–	–	–	1,862
Investments not held for trading (gross)#						
Government and debt securities	–	1,319	9,320	502	99	11,240
Equity shares	–	25	24	592	832	1,473
Segment liabilities(2)	44,343	28,255	26,719	44	34	99,395
Unallocated liabilities						614
Total liabilities						100,009
Capital expenditure	36	40	7	1	53	137
Depreciation of fixed assets	22	23	6	1	56	108

* *Amount is less than $500,000.*
\+ *Excluding debt securities.*
\# *Excluding investments in associates.*

42 Segment information

(a) Primary reporting format – Business segments *(continued)*

	The Group – 2002					
	Individual Financial Services $' million	Institutional Financial Services $' million	Global Treasury $' million	Asset Management $' million	Other $' million	Total $' million
Income before operating expenses	980	1,225	467	75	287	3,034
Less: Segment operating expenses	449	325	154	56	35	1,019
Less: Provisions	151	291	13	9	1	465
Segment profit before tax[(1)]	380	609	300	10	251	1,550
Unallocated corporate expenses						(54)
						1,496
Goodwill written off and amortised						(196)
Operating profit after provisions and goodwill written off and amortised						1,300
Exceptional item						(48)
Share of profit of associates						123
Profit before tax						1,375
Tax and minority interests						(369)
Net profit for the financial year attributable to members						1,006
Other information:						
Segment assets[(2)]	22,634	38,008	36,836	3,184	1,730	102,392
Investments in associates						1,274
Goodwill						3,666
Unallocated assets						98
Total assets						107,430
Gross trade bills and advances to customers	23,177	39,162	–	–	–	62,339
Non-performing loans ("NPLs")[+]	1,682	3,933	–	–	–	5,615
Specific provisions and interest-in-suspense for NPLs[+]	471	1,559	–	–	–	2,030
Investments not held for trading (gross)[#]						
Government and debt securities	–	1,292	9,881	959	16	12,148
Equity shares	–	20	11	413	836	1,280
Segment liabilities[(2)]	40,175	29,795	24,043	22	87	94,122
Unallocated liabilities						546
Total liabilities						94,668
Capital expenditure	26	30	9	1	208	274
Depreciation of fixed assets	19	20	5	1	70	115

[+] *Excluding debt securities.*
[#] *Excluding investments in associates.*

Notes:

(1) Segment profit before tax represents income less operating expenses that are directly attributable, and those that can be allocated on a reasonable basis, to a segment. Inter-segment transactions are charged at internal transfer prices, estimated based on the costs in providing the products and services, and after taking into account competitive market prices that are charged to unaffiliated customers.

(2) Segment assets and liabilities comprise operating assets and liabilities that are directly attributable, and those that can be allocated on a reasonable basis, to a segment.

Business segment information is stated after elimination of inter-segment transactions.

Prior year comparatives have been restated to reflect changes in organisation structure and refinement in cost allocation methodologies.

The Group's businesses are organised into five segments, based on the types of products and services that it provides worldwide. These segments are Individual Financial Services, Institutional Financial Services, Global Treasury, Asset Management, and Other that include mainly property-related activities.

Individual Financial Services

Individual Financial Services segment covers Personal Financial Services and High Networth Banking. Personal Financial Services serves individual customers, including the mass affluent. The principal products and services for personal customers include deposits, loans, investments, and credit and debit cards. Personal Financial Services also sells and distributes a range of life assurance products. High Networth Banking provides an extensive range of financial services, including wealth management and trust services, to the wealthy and more affluent customers.

Institutional Financial Services

Institutional Financial Services segment encompasses Commercial Credit, Corporate Banking, Corporate Finance and Capital Markets. Commercial Credit serves the small and medium-sized enterprises. Corporate Banking serves the middle market and large local corporate groups, including non-bank financial institutions. Both Commercial Credit and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include initial public offerings, rights issues, and corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements, as well as in the issue of debt and quasi-debt securities and loan syndications.

Global Treasury

Global Treasury segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, a full range of gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of bank note services in the region.

Asset Management

Asset Management segment comprises asset management, venture capital management and proprietary investment activities.

Other

Other segment includes property-related activities, insurance businesses and the management of shareholders' funds.

42 Segment information *(continued)*

(b) Secondary reporting format – Geographical segments

The Group's activities can be analysed into the following geographical areas:

	The Group					
	Income before operating expenses		Profit before tax		Total assets	
	2003	2002	**2003**	2002	**2003**	2002
	$' million	$' million	**$' million**	$' million	**$' million**	$' million
Singapore (including Asian Currency Unit)	**2,353**	2,302	**1,367**	1,225	**75,087**	77,246
Malaysia	**358**	339	**253**	212	**11,521**	9,256
Other ASEAN countries	**149**	125	**10**	(25)	**3,691**	3,221
	507	464	**263**	187	**15,212**	12,477
Other Asia-Pacific countries	**194**	189	**104**	112	**13,466**	8,365
Rest of the world	**106**	79	**76**	47	**6,215**	5,676
	3,160	3,034	**1,810**	1,571	**109,980**	103,764
Goodwill	**–**	–	**(202)**	(196)	**3,466**	3,666
	3,160	3,034	**1,608**	1,375	**113,446**	107,430

With the exception of Singapore and Malaysia, no individual country contributed 10% or more of the Group's total income before operating expenses, total profit before tax or total assets.

The geographical segment information is based on the location where the transactions and assets are booked. It provides an approximation to geographical segment information that is based on the location of customers and assets.

Geographical segment information is stated after elimination of inter-segment transactions.

43 Financial risk management

The Group's activities are principally related to transacting in and the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

Managing financial risks is an integral part of the Group's business. It is carried out centrally by the various specialist committees of the UOB Group under policies approved by the Board of Directors of the Bank. These policies not only include the parameters for the risks that the Group may undertake for the various financial instruments, but also directions on the types of business that the Group may engage in, guidelines for accepting customers for all types of financial instruments and the terms under which customer business is conducted.

The various specialist committees of the UOB Group have established processes to identify, measure, monitor and ultimately, mitigate these financial risks. Additionally, the Board of Directors of the Bank and the UOB Group's Risk Management & Compliance sector provide an independent oversight to ensure that those risk management policies are complied with through a variety of established controls and reporting processes.

The main financial risks that the Group is exposed to and how it manages these risks are set out below.

(a) Credit risk

Credit risk is the potential loss arising from any failure by the Group's customers or counter-parties to fulfill their obligations as and when these obligations fall due. These obligations may arise from lending, trade finance, investments, receivables under derivative contracts and other credit-related activities undertaken by the Group.

The Credit Committee is responsible for the management of credit risk of the Group. Apart from direct credit management, such as approval of significant loans, it is also responsible for providing directions and timely guidance on lending to different geographical sectors, industries and products.

In general, the Group monitors the levels of credit risk it undertakes through regular reviews by management, with independent oversight of its credit concentration and portfolio quality by the Credit Committee.

In respect of its lending-related activities, management regularly reviews the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments, types of acceptable security, level of non-performing loans and adequacy of provisioning requirements.

In respect of other credit risk activities such as money market transactions and derivative financial instruments, the Group has counter-party risk policies that set out approved counter-parties with whom the Group may transact and their respective transaction limits.

Exposure to credit risk is also managed in part by obtaining collateral or right to call for collateral when certain exposure thresholds are exceeded, the right to terminate transactions upon the occurrence of unfavourable events, the right to reset the terms of transactions after specified time periods or upon the occurrence of unfavourable events, and entering into netting agreements with counter-parties that permit the Group to offset receivables and payables with such counter-parties.

Given the amounts, types and nature of its existing products and businesses, the Group assesses that industry concentration risk arises primarily from the Group's advances to customers and trade bills. Note 28(c) analyses the Group's total gross trade bills and advances to customers by industry classification as at the balance sheet date.

(i) The following table analyses the Group's financial assets and credit-related contingent assets (that is, contingent liabilities of customers and other counter-parties to the Group) by geographical concentration as at the balance sheet date:

	The Group				
	Trade bills and advances to customers (gross) $' million	**Placements and balances with banks and agents $' million**	**Other financial assets $' million**	**Credit-related contingent assets $' million**	**Total $' million**
2003					
Five Regional Countries*	**9,608**	**3,263**	**5,778**	**1,577**	**20,226**
Greater China	**1,968**	**2,690**	**1,395**	**481**	**6,534**
Singapore	**45,338**	**1,881**	**16,400**	**5,541**	**69,160**
Other**	**5,667**	**13,288**	**4,184**	**945**	**24,084**
	62,581	**21,122**	**27,757**	**8,544**	**120,004**
2002					
Five Regional Countries*	8,453	2,671	5,339	1,691	18,154
Greater China	2,482	1,871	748	504	5,605
Singapore	46,403	2,579	16,797	5,641	71,420
Other**	5,001	12,305	736	846	18,888
	62,339	19,426	23,620	8,682	114,067

* *The Five Regional Countries refer to Malaysia, Indonesia, the Philippines, Thailand and South Korea.*

** *Other comprises mainly other OECD countries.*

43 Financial risk management

(a) **Credit risk** *(continued)*

(ii) Total gross trade bills and advances to customers as at the balance sheet dates analysed by currency and interest rate sensitivity:

	The Group					
	2003			2002		
	Fixed $' million	**Variable $' million**	**Total $' million**	Fixed $' million	Variable $' million	Total $' million
Singapore dollar	**8,987**	**31,777**	**40,764**	9,570	31,799	41,369
US dollar	**960**	**6,948**	**7,908**	712	7,426	8,138
Malaysian ringgit	**204**	**6,110**	**6,314**	166	5,762	5,928
Hong Kong dollar	**35**	**966**	**1,001**	40	1,426	1,466
Thai baht	**948**	**599**	**1,547**	534	501	1,035
Other	**1,066**	**3,981**	**5,047**	1,059	3,344	4,403
	12,200	**50,381**	**62,581**	12,081	50,258	62,339

Fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps are classified as variable.

(iii) Total non-performing loans, debt securities and their related specific provisions analysed by geographical sector:

	The Group			
	2003		2002	
	Non-performing loans and debt securities $' million	**Specific provisions $' million**	Non-performing loans and debt securities $' million	Specific provisions $' million
Singapore	**3,530**	**1,200**	3,935	1,271
Five Regional Countries				
Malaysia	**930**	**383**	943	428
Indonesia	**119**	**78**	156	111
Philippines	**184**	**76**	208	72
Thailand	**140**	**69**	144	87
South Korea	**5**	**2**	7	2
	1,378	**608**	1,458	700
Greater China	**161**	**61**	182	69
Other	**91**	**41**	104	39
	5,160	**1,910**	5,679	2,079

(iv) Total non-performing loans, debt securities and their related specific provisions analysed by industry group:

	The Group			
	2003		2002	
	Non-performing loans and debt securities $' million	**Specific provisions $' million**	Non-performing loans and debt securities $' million	Specific provisions $' million
Transport, storage and communication	**105**	**44**	124	35
Building and construction	**756**	**275**	843	369
Manufacturing	**765**	**372**	895	419
Non-bank financial institutions	**1,040**	**345**	1,070	335
General commerce	**703**	**300**	769	309
Professionals and private individuals	**926**	**360**	1,014	329
Housing loans	**632**	**98**	668	143
Other	**233**	**116**	296	140
	5,160	**1,910**	5,679	2,079

(v) Total collateralised non-performing loans and debt securities analysed by collateral type:

	The Group				
	Properties $' million	**Marketable securities $' million**	**Cash and deposits $' million**	**Other $' million**	**Total $' million**
2003					
Singapore	**1,883**	**51**	**16**	**78**	**2,028**
Five Regional Countries	**579**	**69**	**9**	**41**	**698**
Greater China	**44**	**1**	**2**	**–**	**47**
Other	**30**	**–**	**–**	**1**	**31**
	2,536	**121**	**27**	**120**	**2,804**
2002					
Singapore	2,067	86	36	135	2,324
Five Regional Countries	569	102	2	43	716
Greater China	61	2	–	–	63
Other	43	–	–	–	43
	2,740	190	38	178	3,146

43 Financial risk management

(a) Credit risk *(continued)*

(vi) Loans that were restructured and classified during the year were as follows:

	The Group	
	2003	2002
	$' million	$' million
Substandard	**196**	292
Doubtful	**–**	29
Loss	**35**	37
	231	358

(vii) Total non-performing loans and debt securities analysed by number of days overdue:

	The Group	
	2003	2002
	$' million	$' million
Not overdue	**670**	774
Not more than 90 days	**378**	473
Between 91 and 180 days	**464**	789
More than 181 days	**3,648**	3,643
	5,160	5,679

(b) Foreign exchange risk

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and derivative financial instruments caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures arise from its proprietary business and customer facilitation businesses. It also has a certain amount of structural foreign currency exposures as represented by the net asset values of its overseas branches, investments in overseas subsidiaries, and long-term investments in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures.

Foreign exchange risk is managed through risk limits and policies as approved by the Asset Liability Committee. These limits and policies, such as on the level of exposure by currency and in total for both overnight and intra-day positions, are independently monitored on a daily basis by the Business Area Control Unit.

The following table sets out the Group's assets, liabilities and derivative financial instruments by currency as at the balance sheet date. The off-balance sheet gap represents the net contract/underlying principal amounts of derivatives, which are principally used to reduce the Group's exposure to currency movements.

	The Group – 2003							
	Singapore dollar $' million	US dollar $' million	Malaysian ringgit $' million	Hong Kong dollar $' million	Australian dollar $' million	Thai baht $' million	Other $' million	Total $' million
Assets								
Cash and balances with central banks	1,603	34	2,309	25	7	43	4,014	8,035
Government treasury bills and securities	6,311	55	80	46	29	442	699	7,662
Placements and balances with banks and agents	4,376	10,279	1,581	488	1,030	2	3,366	21,122
Trade bills and advances to customers	38,366	7,723	5,857	922	1,831	1,514	3,084	59,297
Dealing and investment securities	1,761	2,228	280	78	27	93	631	5,098
Investments in associates	1,316	–	78	–	–	–	3	1,397
Goodwill	3,372	–	–	–	–	8	86	3,466
Other	4,250	1,373	354	173	(267)	294	334	6,511
	61,355	21,692	10,539	1,732	2,657	2,396	12,217	112,588
Assets attributable to SPE								858
Total assets								113,446
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	41,350	13,198	6,031	509	2,041	1,975	4,808	69,912
Deposits and balances of banks and agents, and bills and drafts payable	1,910	10,224	750	905	380	190	4,644	19,003
Debts issued	1,303	2,041	–	–	–	–	–	3,344
Other liabilities	3,765	337	1,885	248	51	52	558	6,896
	48,328	25,800	8,666	1,662	2,472	2,217	10,010	99,155
Liabilities attributable to SPE								854
Total liabilities								100,009
On-balance sheet open position	13,027	(4,108)	1,873	70	185	179	2,207	
Off-balance sheet open position	(1,365)	4,251	(1,189)	(297)	(77)	(436)	(887)	
Net open position	11,662	143	684	(227)	108	(257)	1,320	
Net structural position included in above	–	(8)	797	7	63	9	395	

43 Financial risk management

(b) Foreign exchange risk *(continued)*

The Group – 2002

	Singapore dollar $' million	US dollar $' million	Malaysian ringgit $' million	Hong Kong dollar $' million	Australian dollar $' million	Thai baht $' million	Other $' million	Total $' million
Assets								
Cash and balances with central banks	2,178	27	1,530	3	8	29	438	4,213
Government treasury bills and securities	8,218	51	74	49	39	747	373	9,551
Placements and balances with banks and agents	2,976	10,866	630	708	957	21	3,198	19,356
Trade bills and advances to customers	38,809	7,928	5,467	1,387	1,722	1,001	2,570	58,884
Dealing and investment securities	1,722	1,502	156	62	19	31	260	3,752
Investments in associates	1,198	–	74	–	–	–	2	1,274
Goodwill	3,556	–	–	–	–	9	101	3,666
Other	3,674	1,045	448	58	113	105	391	5,834
	62,331	21,419	8,379	2,267	2,858	1,943	7,333	106,530
Assets attributable to SPE								900
Total assets								107,430
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	41,028	13,930	5,431	761	1,921	1,551	3,297	67,919
Deposits and balances of banks and agents, and bills and drafts payable	3,507	11,237	788	997	617	289	2,031	19,466
Debts issued	1,294	–	–	–	–	–	–	1,294
Other liabilities	3,328	437	1,020	83	25	38	161	5,092
	49,157	25,604	7,239	1,841	2,563	1,878	5,489	93,771
Liabilities attributable to SPE								897
Total liabilities								94,668
On-balance sheet open position	13,174	(4,185)	1,140	426	295	65	1,844	
Off-balance sheet open position	(3,187)	4,777	366	(406)	(213)	(137)	(1,200)	
Net open position	9,987	592	1,506	20	82	(72)	644	
Net structural position included in above	–	44	770	(1)	112	7	339	

Other foreign exchange exposures of the Group are structural foreign currency exposures. These comprise the net assets of the Group's overseas branches, investments in overseas subsidiaries, and long-term investments in overseas properties.

Where possible, the Group mitigates the effect of structural currency exposures by funding all the Group's investments in overseas branches with borrowings in the same currencies as the functional currencies of the respective overseas branches. On a selective basis, the Group's investments in overseas subsidiaries and long-term investments in overseas properties are also funded in the same functional currencies. The Group also hedges some of the structural foreign currency exposures using foreign exchange derivatives.

The structural currency exposures of the Group as at the balance sheet dates are as follows:

	The Group			
Currency of structural exposures	**Structural currency exposures in overseas operations $' million**	**Hedges by funding in respective currencies $' million**	**Other currency hedges $' million**	**Net structural currency exposures $' million**
2003				
Australian dollar	**207**	**–**	**144**	**63**
Hong Kong dollar	**151**	**16**	**128**	**7**
Indonesian rupiah	**113**	**–**	**–**	**113**
Malaysian ringgit	**797**	**–**	**–**	**797**
Philippine peso	**98**	**–**	**–**	**98**
Thai baht	**133**	**–**	**124**	**9**
US dollar	**424**	**207**	**225**	**(8)**
Other	**305**	**44**	**77**	**184**
Total	**2,228**	**267**	**698**	**1,263**
2002				
Australian dollar	242	37	93	112
Hong Kong dollar	301	17	285	(1)
Indonesian rupiah	99	–	–	99
Malaysian ringgit	770	–	–	770
Philippine peso	78	–	–	78
Thai baht	120	–	113	7
US dollar	387	209	134	44
Other	228	9	57	162
Total	2,225	272	682	1,271

43 Financial risk management *(continued)*

(c) Interest rate risk

Interest rate risk is the risk to earnings and value of financial instruments caused by fluctuations in interest rates.

Sensitivity to interest rates arises from the differences in the maturities and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies.

The table below shows the interest rate sensitivity gap, by time band, in which interest rates of instruments are next repriced on a contractual basis or, if earlier, the dates on which the instruments mature.

The Group – 2003

	Total $' million	Non-interest bearing $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Total interest bearing $' million	Effective interest rate %
Assets										
Cash and balances with central banks	8,035	4,785	21	2,258	59	912	–	–	3,250	2.22
Government treasury bills and securities	7,662	–	30	402	1,944	2,662	1,800	824	7,662	2.69
Placements and balances with banks and agents	21,122	63	3,785	4,786	6,542	5,374	572	–	21,059	1.23
Trade bills and advances to customers	59,297	–	17,400	11,706	8,993	11,896	7,679	1,623	59,297	4.08
Dealing and investment securities	5,098	1,659	30	142	636	239	545	1,847	3,439	4.76
Investments in associates	1,397	1,395	–	–	–	2	–	–	2	1.50
Goodwill	3,466	3,466	–	–	–	–	–	–	–	–
Other	6,511	6,511	–	–	–	–	–	–	–	–
	112,588	17,879	21,266	19,294	18,174	21,085	10,596	4,294	94,709	–
Assets attributable to SPE	858									
Total assets	113,446									

	The Group – 2003										
	Total $' million	Non-interest bearing $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Total interest bearing $' million	Effective interest rate %
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	69,912	6,000	25,873	16,458	8,401	11,928	703	549	63,912	1.04
Deposits and balances of banks and agents, and bills and drafts payable	19,003	864	3,453	8,142	4,167	2,377	–	–	18,139	1.05
Debts issued	3,344	–	–	17	104	178	–	3,045	3,344	4.85
Other	6,896	6,896	–	–	–	–	–	–	–	–
	99,155	13,760	29,326	24,617	12,672	14,483	703	3,594	85,395	–
Liabilities attributable to SPE	854									
Total liabilities	100,009									
Shareholders' funds and minority interests	13,433	13,433	–	–	–	–	–	–	–	–
Shareholders' funds attributable to SPE	4									
Total shareholders' funds and minority interests	13,437									
	113,446									
Net on-balance sheet position		(9,314)	(8,060)	(5,323)	5,502	6,602	9,893	700	9,314	–
Net off-balance sheet position		–	(1,746)	1,610	1,916	596	(4,586)	2,210	–	–
Net interest rate sensitivity gap		(9,314)	(9,806)	(3,713)	7,418	7,198	5,307	2,910	9,314	–

43 Financial risk management
(c) Interest rate risk *(continued)*

The Group – 2002

	Total $' million	Non-interest bearing $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Total interest bearing $' million	Effective interest rate %
Assets										
Cash and balances with central banks	4,213	2,719	–	1,167	220	107	–	–	1,494	2.84
Government treasury bills and securities	9,551	–	213	1,040	2,079	2,327	2,862	1,030	9,551	2.36
Placements and balances with banks and agents	19,356	47	2,043	7,654	4,832	4,551	226	3	19,309	1.76
Trade bills and advances to customers	58,884	–	19,085	9,855	7,644	14,924	4,854	2,522	58,884	4.63
Dealing and investment securities	3,752	1,436	131	137	663	221	125	1,039	2,316	4.99
Investments in associates	1,274	1,270	–	–	–	2	2	–	4	2.31
Goodwill	3,666	3,666	–	–	–	–	–	–	–	–
Other	5,834	5,834	–	–	–	–	–	–	–	–
	106,530	14,972	21,472	19,853	15,438	22,132	8,069	4,594	91,558	–
Assets attributable to SPE	900									
Total assets	107,430									
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	67,919	5,342	19,526	19,825	9,793	12,536	743	154	62,577	1.43
Deposits and balances of banks and agents, and bills and drafts payable	19,466	722	2,567	7,750	5,290	3,137	–	–	18,744	1.67
Debts issued	1,294	–	–	–	–	–	–	1,294	1,294	4.95
Other	5,092	5,092	–	–	–	–	–	–	–	–
	93,771	11,156	22,093	27,575	15,083	15,673	743	1,448	82,615	–
Liabilities attributable to SPE	897									
Total liabilities	94,668									

	The Group – 2002									
	Total $' million	Non-interest bearing $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Total interest bearing $' million	Effective interest rate %
Shareholders' funds and minority interests	12,759	12,759	–	–	–	–	–	–	–	–
Shareholders' funds attributable to SPE	3									
Total shareholders' funds and minority interests	12,762									
	107,430									
Net on-balance sheet position		(8,943)	(621)	(7,722)	355	6,459	7,326	3,146	8,943	–
Net off-balance sheet position		–	371	(134)	188	398	(1,557)	734	–	–
Net interest rate sensitivity gap		(8,943)	(250)	(7,856)	543	6,857	5,769	3,880	8,943	–

Actual repricing dates may differ from contractual dates because contractual terms may not reflect the actual behavioural patterns of assets and liabilities which are subject to prepayments. Therefore, the Group manages its interest rate risk by applying dynamic simulation modelling techniques on the above information, which is based on contractual terms.

(d) **Liquidity risk**

Liquidity risk is the risk that the Group is unable to meet its cash flow obligations as and when they fall due, such as upon the maturity of deposits and loan draw-downs.

It is not unusual for a bank to have mismatches in the contractual maturity profile of its assets and liabilities. The Group manages liquidity risk in accordance with a framework of liquidity policies, controls and limits that is approved by the Asset Liability Committee, with the main objectives of honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets.

These controls and policies include the setting of limits on the minimum proportion of maturing funds available to meet withdrawals of funds and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

Additionally, the Group is required by law in the various locations that it operates from, including Singapore, to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

43 Financial risk management

(d) **Liquidity risk** *(continued)*

The following table shows the maturity analysis of the Group's assets and liabilities based on contractual terms.

	The Group – 2003							
	Total $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Non-specific maturity $' million
Assets								
Cash and balances with central banks	8,035	4,806	2,258	59	912	–	–	–
Government treasury bills and securities	7,662	30	402	1,944	2,662	1,800	824	–
Placements and balances with banks and agents	21,122	3,848	4,786	6,542	5,374	572	–	–
Trade bills and advances to customers	59,297	14,336	4,440	5,010	4,882	9,161	21,468	–
Dealing and investment securities	5,098	–	35	21	145	845	2,475	1,577
Investments in associates	1,397	–	–	–	7	–	–	1,390
Goodwill	3,466	–	–	–	–	–	–	3,466
Other	6,511	73	100	159	63	55	59	6,002
	112,588	23,093	12,021	13,735	14,045	12,433	24,826	12,435
Assets attributable to SPE	858							
Total assets	113,446							

	The Group – 2003							
	Total $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Non-specific maturity $' million
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	69,912	31,873	16,458	8,401	11,928	703	549	–
Deposits and balances of banks and agents, and bills and drafts payable	19,003	4,317	8,142	4,167	2,377	–	–	–
Debts issued	3,344	–	–	–	–	17	3,327	–
Other	6,896	103	135	49	56	3	2	6,548
	99,155	36,293	24,735	12,617	14,361	723	3,878	6,548
Liabilities attributable to SPE	854							
Total liabilities	100,009							
Shareholders' funds and minority interests	13,433	–	–	–	–	–	–	13,433
Shareholders' funds attributable to SPE	4							
Total shareholders' funds and minority interests	13,437							
	113,446							
Net maturity mismatch		(13,200)	(12,714)	1,118	(316)	11,710	20,948	(7,546)

43 Financial risk management

(d) **Liquidity risk** *(continued)*

	The Group – 2002							
	Total $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Non-specific maturity $' million
Assets								
Cash and balances with central banks	4,213	2,719	1,167	220	107	–	–	–
Government treasury bills and securities	9,551	213	1,040	2,078	1,965	3,223	1,032	–
Placements and balances with banks and agents	19,356	2,158	7,655	4,763	4,551	226	3	–
Trade bills and advances to customers	58,884	12,337	3,911	4,218	6,226	9,816	22,376	–
Dealing and investment securities	3,752	31	53	118	538	463	1,198	1,351
Investments in associates	1,274	–	–	–	2	26	–	1,246
Goodwill	3,666	–	–	–	–	–	–	3,666
Other	5,834	137	119	46	79	51	38	5,364
	106,530	17,595	13,945	11,443	13,468	13,805	24,647	11,627
Assets attributable to SPE	900							
Total assets	107,430							
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	67,919	24,868	19,825	9,793	12,536	743	154	–
Deposits and balances of banks and agents, and bills and drafts payable	19,466	3,289	7,750	5,290	3,137	–	–	–
Debts issued	1,294	–	–	–	–	–	1,294	–
Other	5,092	270	15	11	14	–	–	4,782
	93,771	28,427	27,590	15,094	15,687	743	1,448	4,782
Liabilities attributable to SPE	897							
Total liabilities	94,668							

	The Group – 2002							
	Total $' million	Up to 7 days $' million	Over 7 days to 1 month $' million	Over 1 to 3 months $' million	Over 3 to 12 months $' million	Over 1 to 3 years $' million	Over 3 years $' million	Non-specific maturity $' million
Shareholders' funds and minority interests	12,759	–	–	–	–	–	–	12,759
Shareholders' funds attributable to SPE	3							
Total shareholders' funds and minority interests	12,762							
	107,430							
Net maturity mismatch		(10,832)	(13,645)	(3,651)	(2,219)	13,062	23,199	(5,914)

The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core" deposits of non-bank customers which are contractually at call and thus, included in the "Up to 7 days" time band, but history shows that such deposits provide a stable source of long-term funding for the Group.

In addition to the above, the Group is also subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 37 and 39. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the commitments to pay third parties (such as letters of credit) are reimbursed immediately by customers.

44 Fair values of financial instruments

Financial instruments comprise financial assets, financial liabilities and also derivative financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

The on-balance sheet financial assets and financial liabilities of the Group and the Bank whose fair values are required to be disclosed in accordance with Singapore Financial Reporting Standard 32 ("FRS 32") comprise all its assets and liabilities with the exception of deferred tax assets, investments in subsidiaries, investments in associates, fixed assets, goodwill and provision for current and deferred tax.

Where available, quoted and observable market prices are used as the measurement of fair values, such as for government treasury bills and securities, quoted securities, debts issued and most of the derivative financial instruments.

The estimated fair values of those on-balance sheet financial assets and financial liabilities based on quoted and observable market prices as at the balance sheet date are as follows:

	The Group		The Bank	
	Carrying amount $'000	**Estimated fair value $'000**	**Carrying amount $'000**	**Estimated fair value $'000**
2003				
Singapore Government treasury bills and securities	**6,310,846**	**6,336,259**	**6,232,660**	**6,245,848**
Other government treasury bills and securities	**1,351,624**	**1,354,748**	**706,589**	**713,002**
Investment securities*	**5,422,510**	**5,704,569**	**4,061,903**	**4,308,147**
Debts issued*	**4,196,269**	**4,214,182**	**3,343,862**	**3,361,775**
2002				
Singapore Government treasury bills and securities	8,218,372	8,324,001	7,959,795	8,062,101
Other government treasury bills and securities	1,332,976	1,346,718	419,031	431,117
Investment securities*	3,945,383	3,929,455	2,687,019	2,690,153
Debts issued	2,146,810	2,272,921	1,294,399	1,420,510

* *Where quoted and observable market prices are not available, fair values are arrived at using internal pricing models.*

The fair values of derivative financial instruments are shown in Note 38.

Where quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions. The principal ones are as follows:

- The fair values of cash and balances with central banks, and placements and balances with banks, agents and related companies are considered to approximate their carrying values because most of these are of negligible credit risk and are either short-term in nature or repriced frequently.
- The Group and the Bank consider the carrying amount of advances to customers as a reasonable approximation of their fair values. Presently, market and observable prices do not exist as there is currently no ready market wherein exchanges between willing parties occur. In estimating the fair value, loans are categorised into homogeneous groups by product type, risk characteristic, maturity and pricing profile, and non-performing accounts. In evaluating the reasonableness of fair value, the Group and the Bank perform analysis on each of the homogeneous groups, taking into account various hypothetical credit spread and market interest rate scenarios, future expected loss experience and estimated forced sale values of collateral. General provisions are also deducted in arriving at the fair value as a discount for credit risk inherent in the large portfolio of advances to customers.
- The Group and the Bank consider the carrying amounts of all its deposits, such as non-bank customers' deposits and deposits and balances of banks, agents and related companies, as reasonable approximation of their respective fair values given that these are mostly either repayable on demand or in the shorter term, and the interest rates are repriced at short intervals.
- For derivative financial instruments and investment securities where quoted and observable market prices are not available, fair values are arrived at using internal pricing models.

The fair values of contingent liabilities and undrawn credit facilities are not readily ascertainable. These financial instruments are presently not sold or traded. They generate fees that are in line with market prices for similar arrangements. The estimated fair value may be represented by the present value of the fees expected to be received, less associated costs of obligations or services to be rendered. The Group and the Bank assess that their respective fair values are unlikely to be significant.

As assumptions were made regarding risk characteristics of the various financial instruments, discount rates, future expected loss experience and other factors, changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, the fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of FRS 32 which requires fair value information to be disclosed. These include fixed assets, long-term relationships with customers, franchise and other intangibles, which are integral to the full assessment of the Group's and the Bank's financial positions and the values of their net assets.

45 Subsidiaries

The subsidiaries of the Group as at the balance sheet date are as follows:

		Country of incorporation	Place of business	Percentage of paid-up capital held by: The Bank 2003 %	The Bank 2002 %	Subsidiaries 2003 %	Subsidiaries 2002 %	Carrying amount of Bank's investment 2003 $'000	Carrying amount of Bank's investment 2002 $'000
	Commercial Banking								
	Far Eastern Bank Limited	Singapore	Singapore	**77**	77	**–**	–	**38,050**	37,912
(1)	PT Bank UOB Indonesia	Indonesia	Indonesia	**99**	99	**–**	–	**48,462**	48,462
(1)	United Overseas Bank (Malaysia) Bhd	Malaysia	Malaysia	**45**	45	**55**	55	**123,731**	123,731
(1)	United Overseas Bank Philippines	Philippines	Philippines	**100**	100	**–**	–	*****	*
(3)	UOB Radanasin Bank Public Company Limited	Thailand	Thailand	**79**	79	**–**	–	**136,182**	124,087
	Industrial & Commercial Bank Limited	Singapore	Inactive	**100**	100	**–**	–	**–**	–
(1)	Overseas Union Bank (Malaysia) Berhad	Malaysia	Inactive	**–**	–	**100**	100	**–**	–
	Overseas Union Bank Limited	Singapore	Inactive	**100**	100	**–**	–	**–**	–
(4)	United Overseas Bank (Canada) *(liquidated during the year)*	Canada	Inactive	**–**	100	**–**	–	**–**	–
	Merchant Banking								
(1)	UOB Asia (Hong Kong) Limited	Hong Kong	Hong Kong	**50**	50	**50**	50	**11,687**	11,687
	UOB Asia Limited	Singapore	Singapore	**100**	100	**–**	–	**9,747**	9,747
(1)	UOB Australia Limited	Australia	Australia	**100**	100	**–**	–	**10,865**	10,865
(4)	OUB Australia Ltd *(liquidated during the year)*	Australia	Inactive	**–**	100	**–**	–	**–**	–
	Leasing								
(1)	OUB Credit Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–
(4)	OUL Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	**100**	100	**–**	–	**–**	–
	Insurance								
(1)	PT UOB Life - Sun Assurance	Indonesia	Indonesia	**–**	–	**80**	80	**–**	–
	United Overseas Insurance Limited	Singapore	Singapore	**58**	51	**–**	–	**15,268**	7,700
(1)	UOB Insurance (H.K.) Limited	Hong Kong	Hong Kong	**–**	–	**100**	100	**–**	–
	UOB Life Assurance Limited	Singapore	Singapore	**88**	88	**12**	12	**31,885**	31,509

	Country of incorporation	Place of business	Percentage of paid-up capital held by The Bank 2003 %	The Bank 2002 %	Subsidiaries 2003 %	Subsidiaries 2002 %	Carrying amount of Bank's investment 2003 $'000	2002 $'000
Investment								
(1) Chung Khiaw Bank (Malaysia) Bhd	Malaysia	Malaysia	**100**	100	–	–	**152,403**	152,403
OUB.com Pte Ltd	Singapore	Singapore	**100**	100	–	–	**18,774**	17,267
(1) Overseas Union Holdings (Aust) Pty Limited	Australia	Australia	–	–	**100**	100	–	–
Overseas Union Holdings Private Limited	Singapore	Singapore	**100**	100	–	–	**196,323**	181,882
Overseas Union Securities Limited	Singapore	Singapore	**16**	16	**36**	36	**10,693**	10,693
Overseas Union Securities Trading Pte Ltd	Singapore	Singapore	–	–	**100**	100	–	–
United Investments Limited	Singapore	Singapore	**100**	100	–	–	**26,100**	26,100
UOB Capital Investments Pte Ltd	Singapore	Singapore	**100**	100	–	–	**80,987**	50,000
UOB Capital Management Pte Ltd	Singapore	Singapore	**100**	100	–	–	**30,550**	29,700
UOB Equity Holdings (Pte) Ltd	Singapore	Singapore	**100**	100	–	–	**9,600**	9,600
(1) UOB Finance (H.K.) Limited	Hong Kong	Hong Kong	**100**	100	–	–	**21,908**	19,760
(2) UOB Holdings (USA) Inc.	United States of America	United States of America	**100**	100	–	–	**21,183**	17,956
(1) UOB Realty (H.K.) Limited	Hong Kong	Hong Kong	–	–	**100**	100	–	–
UOB Venture Bio Investments Ltd	Singapore	Singapore	–	–	**100**	–	–	–
(3) UOB Venture Management (Shanghai) Co., Ltd	People's Republic of China	People's Republic of China	–	–	**100**	100	–	–
(3) UOB Venture (Shenzhen) Limited	Mauritius	Mauritius	–	–	**100**	–	–	–
(4) asia-reach.com Pte Ltd *(liquidated during the year)*	Singapore	Inactive	–	100	–	–	–	–
CKB (2000) Limited	Singapore	Inactive	**100**	100	–	–	–	–
(4) ICB Finance Limited *(liquidated during the year)*	Hong Kong	Inactive	–	100	–	–	–	–
(4) OUB Investments Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	–	–	–	–
Overseas Union Trust Limited	Singapore	Inactive	**100**	100	–	–	**10**	158,468
(4) Securities Investments Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	–	–	–	–
(1) United Overseas Finance (Malaysia) Bhd.	Malaysia	Inactive	–	–	**100**	100	–	–
UOB International Investment Private Limited *(formerly known as ICB Pte. Ltd.)*	Singapore	Inactive	**100**	100	–	–	**#**	#
UOF (2000) Limited	Singapore	Inactive	**100**	100	–	–	**10**	10

45 Subsidiaries *(continued)*

		Country of incorporation	Place of business	Percentage of paid-up capital held by The Bank 2003 %	The Bank 2002 %	Subsidiaries 2003 %	Subsidiaries 2002 %	Carrying amount of Bank's investment 2003 $'000	2002 $'000
	Trustee/Investment Management								
	United Overseas Bank Trustee Limited *(formerly known as Overseas Union Bank Trustees Ltd)*	Singapore	Singapore	**20**	20	**80**	80	**1,437**	1,437
	UOBT (2003) Limited *(formerly known as United Overseas Bank Trustee Limited)*	Singapore	Singapore	**20**	20	**80**	80	**100**	100
	UOB Asset Management Ltd	Singapore	Singapore	**100**	100	**–**	–	**2,000**	2,000
	UOB Bioventures Management Pte Ltd	Singapore	Singapore	**–**	–	**100**	100	**–**	–
(2)	UOB Capital Partners LLC	United States of America	United States of America	**–**	–	**70**	–	**–**	–
(2)	UOBGC General Partners Limited	United Kingdom	United Kingdom	**–**	–	**100**	–	**–**	–
(2)	UOB Global Capital (Dublin) Ltd	Ireland	Ireland	**–**	–	**100**	100	**–**	–
(2)	UOB Global Capital LLC	United States of America	United States of America	**–**	–	**70**	70	**–**	–
	UOB Global Capital Private Limited	Singapore	Singapore	**70**	70	**–**	–	**107**	67
(2)	UOB Global Equity Sales LLC	United States of America	United States of America	**–**	–	**100**	–	**–**	–
(2)	UOB Global Capital SARL	France	France	**–**	–	**100**	100	**–**	–
	UOB Hermes Asia Management Pte Limited	Singapore	Singapore	**–**	–	**60**	60	**–**	–
(1)	UOB Investment Advisor (Taiwan) Ltd	Taiwan	Taiwan	**–**	–	**100**	100	**–**	–
	UOB Venture Management Private Limited	Singapore	Singapore	**100**	100	**–**	–	**250**	250
(1)	UOB-OSK Asset Management Sdn. Bhd.	Malaysia	Malaysia	**–**	–	**70**	70	**–**	–
(4)	OUB Asset Management Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	13,455
(4)	OUB Optimix Funds Management Limited *(under voluntary liquidation)*	Singapore	Inactive	**–**	–	**100**	100	**–**	–
(4)	OUB-TA Asset Management Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	**–**	–	**51**	51	**–**	–
	Nominee Services								
(1)	Chung Khiaw Nominees (H.K.) Limited	Hong Kong	Hong Kong	**100**	100	**–**	–	**2**	2
	Far Eastern Bank Nominees (Private) Limited	Singapore	Singapore	**–**	–	**100**	100	**–**	–
	Mandarin Nominees Pte Ltd	Singapore	Singapore	**–**	–	**100**	100	**–**	–
(1)	OUB Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–

	Country of incorporation	Place of business	Percentage of paid-up capital held by				Carrying amount of Bank's investment	
			The Bank		Subsidiaries			
			2003 %	2002 %	**2003 %**	2002 %	**2003 $'000**	2002 $'000
(1) OUB Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–
Overseas Union Bank Nominees (Private) Limited	Singapore	Singapore	**100**	100	**–**	–	**192**	192
(1) Overseas Union Nominees (H.K.) Limited	Hong Kong	Hong Kong	**100**	100	**–**	–	**4**	4
Overseas Union Trust (Nominees) Pte Ltd	Singapore	Singapore	**100**	–	**–**	100	**10**	–
Tye Hua Nominees Private Limited	Singapore	Singapore	**100**	100	**–**	–	**10**	10
United Merchant Bank Nominees (Pte) Ltd	Singapore	Singapore	**–**	–	**100**	100	**–**	–
(1) United Overseas Bank Nominees (H.K.) Limited	Hong Kong	Hong Kong	**100**	100	**–**	–	**4**	4
United Overseas Bank Nominees (Private) Limited	Singapore	Singapore	**100**	100	**–**	–	**10**	10
(1) United Overseas Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–
(1) United Overseas Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–
(1) UOB Nominees (Australia) Limited	Australia	Australia	**–**	–	**100**	100	**–**	–
(1) UOB Nominees (UK) Limited	United Kingdom	United Kingdom	**100**	100	**–**	–	**2**	2
(1) UOBM Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–
(1) UOBM Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	**–**	–	**100**	100	**–**	–
Chung Khiaw Nominees (Private) Limited	Singapore	Inactive	**100**	100	**–**	–	**10**	10
(4) Grand Orient Nominees Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**–**	–	**100**	100	**–**	–
ICB Nominees (Private) Limited	Singapore	Inactive	**100**	100	**–**	–	**10**	10
Lee Wah Nominees (S) Pte Ltd	Singapore	Inactive	**100**	100	**–**	–	**#**	#
(1) Singapore UMB (Hong Kong) Limited	Hong Kong	Inactive	**–**	–	**100**	100	**–**	–
UOF Nominees (Private) Limited	Singapore	Inactive	**100**	100	**–**	–	**#**	#
Stockbroking								
Grand Orient Securities Pte Ltd	Singapore	Singapore	**–**	–	**100**	100	**–**	–
OUB Securities Pte Ltd	Singapore	Singapore	**100**	100	**–**	–	**29,456**	41,156
(4) OUB Securities (H.K.) Limited *(under voluntary liquidation)*	Hong Kong	Inactive	**100**	100	**–**	–	**–**	11,303

45 Subsidiaries *(continued)*

	Country of incorporation	Place of business	Percentage of paid-up capital held by: The Bank 2003 %	The Bank 2002 %	Subsidiaries 2003 %	Subsidiaries 2002 %	Carrying amount of Bank's investment 2003 $'000	2002 $'000
Gold/Futures Dealing								
UOB Bullion and Futures Limited	Singapore	Singapore	**100**	100	**–**	–	**9,000**	9,000
(4) OUB Bullion & Futures Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	–
Computer Services								
Unicom Databank Private Limited	Singapore	Singapore	**100**	100	**–**	–	**#**	#
(1) UOB InfoTech Sdn Bhd	Malaysia	Inactive	**–**	–	**100**	100	**–**	–
Management Services								
(4) Overseas Union Management Services Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	228
(4) A.I.M. Services Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	25
(4) ICB Management Pte. Ltd. *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	25
(4) Overseas Union Management Services Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	**100**	100	**–**	–	**–**	–
(4) UOB Management Services Pte Ltd *(liquidated during the year)*	Singapore	Inactive	**–**	100	**–**	–	**–**	–
General Services								
United General Services (Pte) Ltd	Singapore	Singapore	**100**	100	**–**	–	**#**	#
Consultancy and Research Services								
(3) UOB Investment Consultancy (Beijing) Limited	People's Republic of China	People's Republic of China	**–**	–	**60**	100	**–**	–
(2) UOB Venture Management (USA) Inc.	United States of America	United States of America	**–**	–	**100**	100	**–**	–
(4) OUB Research Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	**–**	–	**–**	–	**–**	–

	Country of incorporation	Place of business	Percentage of paid-up capital held by The Bank 2003 %	The Bank 2002 %	Subsidiaries 2003 %	Subsidiaries 2002 %	Carrying amount of Bank's investment 2003 $'000	2002 $'000
Property								
Chung Khiaw Realty, Limited	Singapore	Singapore/ Malaysia	**99**	99	–	–	**60,448**	60,448
Industrial & Commercial Property (S) Pte Ltd	Singapore	Singapore	**100**	100	–	–	**32,000**	32,000
(2) UOB Realty (USA) Inc.	United States of America	United States of America	**100**	100	–	–	**274**	287
(2) UOB Realty (USA) Ltd Partnership	United States of America	United States of America	**99**	99	**1**	1	**16,322**	17,185
UOB Warehouse Private Limited	Singapore	Singapore	**100**	100	–	–	**88,000**	88,000
FEB Realty Company Pte. Ltd.	Singapore	Inactive	–	–	**100**	100	–	–
(4) ICB Enterprises (Private) Limited *(liquidated during the year)*	Singapore	Inactive	–	100	–	–	–	–
(4) Overseas Union Holdings Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	–	–	**100**	100	–	–
Property Management								
OUB Towers Pte Ltd	Singapore	Singapore	**100**	100	–	–	**33,071**	32,554
Overseas Union Developments (Private) Limited	Singapore	Singapore	**100**	100	–	–	**14,279**	16,539
(4) Overseas Union Developments Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	–	–	**100**	100	–	–
(4) Overseas Union Project Management Pte Ltd *(liquidated during the year)*	Singapore	Inactive	–	–	–	100	–	–
(4) Overseas Union Realty Services Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	–	–	**100**	100	–	–
(4) UOB Property Management Pte Ltd *(liquidated during the year)*	Singapore	Inactive	–	100	–	–	–	–
Travel								
UOB Travel Planners Pte Ltd	Singapore	Singapore	**100**	100	–	–	**3,987**	3,987
(4) UOB Travel (General Sales Agent) Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**55**	55	–	–	–	–
							1,285,403	1,409,829

* *Investment cost is fully provided for.*
\# *Investment cost is less than $1,000.*

Notes:
(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Not required to be audited in country of incorporation.
(3) Not audited by PricewaterhouseCoopers, Singapore or PricewaterhouseCoopers firms outside Singapore.
(4) Not required to be audited as subsidiary has been put into liquidation.

46 Major associates

	Principal activities	Country of incorporation/ business	Effective interest held by the Group 2003 %	2002 %
Associates (quoted)				
United International Securities Limited	Investment	Singapore	**42**	42
United Overseas Land Limited	Property/hotel	Singapore	**49***	45
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	**40**	40
Associates (unquoted)				
Ace Net Financial Services Pte Ltd	Automated teller machine services	Singapore	**50**	50
Affin-UOB Holdings Sdn Bhd	Stockbroking	Malaysia	**45**	45
Asfinco Singapore Limited	Investment holding	Singapore	**40**	40
Asia Fund Services Pte Ltd	Registrar services	Singapore	**50**	–
Clearing and Payment Services Pte Ltd	Continuous linked settlement	Singapore	**33**	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
Novena Square Development Ltd	Property	Singapore	**20**	20
Novena Square Investment Ltd	Investment	Singapore	**20**	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	**20**	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	**30**	30
Overseas Union Insurance, Limited	General insurance	Singapore	**50**	50
PT Bali Walden UOB Venture Capital *(under voluntary liquidation)*	Venture capital investment	Indonesia	**20**	20
Singapore Consortium Investment Management Ltd	Unit trust fund management	Singapore	**33**	33
SZVC-UOB Venture Management Co., Ltd	Investment	People's Republic of China	**50**	50
Uni.Asia Capital Sdn Bhd *(formerly known as Tower-Ed Sdn Bhd)*	General and life insurance	Malaysia	**49**	49
UOB Venture Investments Limited *(under voluntary liquidation)*	Venture capital investment	Singapore	**21**	21
Vertex Asia Limited	Venture capital investment	Singapore	**21**	21
Walden Asia II Limited	Venture capital investment	Cayman Islands/ People's Republic of China	**25**	25

* *The increase in percentage holdings was due to warrants exercised. The increase is deemed temporary and is expected to revert to 45% when all warrant holders convert their warrants into shares.*

47 Authorisation of financial statements

On 20 February 2004, the Board of Directors of United Overseas Bank Limited authorised these financial statements for issue.

The Auditors' Report is on page 88.

INVESTOR REFERENCE

11-YEAR GROUP FINANCIAL SUMMARY

	2003	2002	2001	2000
(Figures in millions of Singapore dollar)				
(1) (2) (3) **Net profit after tax**	**1,202.1**	1,005.9	924.6	912.9
(4) **Dividends**	**748.1**	720.4+	425.6	316.3
(1) (2) Cash, placements, balances with bankers and agents, including government treasury bills and securities	**37,343.7**	33,814.4	39,285.5	31,221.7
(2) (3) Investments, including associates	**6,819.3**	5,219.7	5,212.4	2,016.6
Loans (advances to customers and trade bills)	**59,296.6**	58,884.0	60,892.1	30,045.3
(2) Fixed and other assets	**6,520.6**	5,846.0	4,721.4	3,040.5
Goodwill	**3,466.2**	3,666.0	3,776.7	–
Total assets	**113,446.4**	107,430.1	113,888.1	66,324.1
Represented by:				
Deposits	**88,702.3**	87,220.6	92,545.5	56,836.9
(1) (2) Bills and drafts payable, and other liabilities	**7,265.8**	5,450.1	4,468.6	2,519.0
Debentures, certificates of deposit, unsecured loan stock and bonds	**–**	–	–	–
Debts issued	**4,196.3**	2,146.8	4,157.2	–
(1) (2) (3) Shareholders' funds	**13,282.0**	12,612.6	12,716.8	6,968.2
Total liabilities and shareholders' funds	**113,446.4**	107,430.1	113,888.1	66,324.1
(Figures in millions of United States dollar)				
(1) (2) (3) **Net profit after tax**	**706.8**	579.5	499.5	527.1
(4) **Dividends**	**439.9**	415.0+	229.9	182.7
(1) (2) Cash, placements, balances with bankers and agents, including government treasury bills and securities	**21,956.6**	19,479.5	21,223.9	18,026.4
(2) (3) Investments, including associates	**4,009.5**	3,006.9	2,816.0	1,164.3
Loans (advances to customers and trade bills)	**34,863.9**	33,921.3	32,896.9	17,347.2
(2) Fixed and other assets	**3,833.8**	3,367.7	2,550.7	1,755.5
Goodwill	**2,038.0**	2,111.9	2,040.4	–
Total assets	**66,701.8**	61,887.3	61,527.9	38,293.4
Represented by:				
Deposits	**52,153.3**	50,245.2	49,997.6	32,815.8
(1) (2) Bills and drafts payable, and other liabilities	**4,271.9**	3,139.7	2,414.2	1,454.4
Debentures, certificates of deposit, unsecured loan stock and bonds	**–**	–	–	–
Debts issued	**2,467.3**	1,236.7	2,245.9	–
(1) (2) (3) Shareholders' funds	**7,809.3**	7,265.7	6,870.2	4,023.2
Total liabilities and shareholders' funds	**66,701.8**	61,887.3	61,527.9	38,293.4
Exchange conversion of US$1.00	**S$1.7008**	S$1.7359	S$1.8510	S$1.7320

(1) *Figures/balances prior to 2002 do not take into account the impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets.*

(2) *Figures/balances prior to 2000 do not take into account the impact of adopting Singapore Financial Reporting Standard (FRS) 10: Events After the Balance Sheet Date. Figures/balances prior to 2001 do not take into account the impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities.*

(3) *Figures/balances prior to 1998 do not take into account the effects of equity accounting.*

(4) *Based on total interim dividend paid and proposed final dividend during the year.*

* *Excludes extraordinary item of $31,207,000 (US$21,367,000).*

+ *Includes special dividend of 18.76% less 22% income tax amounting to $230,020,000 (US$132,508,000), paid in specie of shares in Haw Par Corporation Limited.*

\# *Includes special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).*

** *Includes special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).*

++ *Includes special bonus dividend of 10% less 27% income tax amounting to $48,406,000 (US$30,094,000).*

1999	1998	1997	1996	1995	1994	1993
						(Figures in millions of Singapore dollar)
760.2	331.7	502.0	715.5	632.7	570.1*	456.6
416.1#	132.5	132.5	123.8	123.1	262.9**	131.2**
24,681.1	19,608.9	16,306.6	14,908.1	13,743.8	13,337.3	11,870.1
1,681.2	1,573.8	1,131.6	1,268.4	1,071.3	891.2	853.6
27,259.1	27,653.4	29,769.8	27,459.3	23,758.4	21,379.6	18,469.5
3,152.5	1,953.1	2,153.6	2,171.0	1,991.9	1,743.3	3,028.9
–	–	–	–	–	–	–
56,773.9	50,789.2	49,361.6	45,806.8	40,565.4	37,351.4	34,222.1
47,207.0	42,597.7	41,587.8	38,218.8	33,758.6	31,255.2	27,654.7
3,375.9	2,313.0	2,446.7	2,481.9	2,385.6	2,218.7	3,154.6
–	–	–	199.5	197.8	196.2	372.3
–	–	–	–	–	–	–
6,191.0	5,878.5	5,327.1	4,906.6	4,223.4	3,681.3	3,040.5
56,773.9	50,789.2	49,361.6	45,806.8	40,565.4	37,351.4	34,222.1
						(Figures in millions of United States dollar)
456.2	199.8	299.4	511.3	447.0	390.4*	283.9
249.7#	79.8	79.0	88.5	87.0	180.0**	81.5**
14,810.1	11,809.0	9,726.6	10,652.4	9,709.5	9,132.0	7,379.6
1,008.8	947.8	675.0	906.3	756.9	610.2	530.7
16,357.1	16,653.7	17,757.1	19,620.8	16,784.4	14,638.6	11,482.4
1,891.7	1,176.2	1,284.6	1,551.3	1,407.2	1,193.6	1,883.1
–	–	–	–	–	–	–
34,067.7	30,586.7	29,443.3	32,730.8	28,658.0	25,574.4	21,275.8
28,327.0	25,653.5	24,806.3	27,308.8	23,849.2	21,400.3	17,192.9
2,025.7	1,393.0	1,459.5	1,773.4	1,685.3	1,519.1	1,961.2
–	–	–	142.6	139.8	134.4	231.5
–	–	–	–	–	–	–
3,715.0	3,540.2	3,177.5	3,506.0	2,983.7	2,520.6	1,890.2
34,067.7	30,586.7	29,443.3	32,730.8	28,658.0	25,574.4	21,275.8
S$1.6665	S$1.6605	S$1.6765	S$1.3995	S$1.4155	S$1.4605	S$1.6085

11-YEAR BANK FINANCIAL SUMMARY

	2003	2002	2001	2000
(Figures in millions of Singapore dollar)				
(1) (2) **Net profit after tax**	**1,070.6**	1,382.3	746.6	710.1
(3) **Dividends**	**748.1**	720.4+	425.6	316.3
(1) Cash, placements, balances with bankers and agents, including group companies, government treasury bills and securities	**31,769.0**	29,200.8	27,236.6	26,051.0
Investments, including subsidiaries and associates	**8,289.4**	6,256.9	11,987.9	2,232.9
Loans (advances to customers and trade bills)	**50,510.5**	49,956.2	23,495.8	23,494.3
(2) Fixed and other assets	**4,810.1**	4,186.5	2,273.0	1,713.9
Goodwill	**3,371.8**	3,585.5	–	–
Total assets	**98,750.8**	93,185.9	64,993.3	53,492.1
Represented by:				
Deposits	**79,367.2**	77,319.6	49,047.9	46,718.0
(1) (2) Bills and drafts payable, and other liabilities	**4,280.6**	3,328.3	1,723.8	1,613.4
Debentures, certificates of deposit, unsecured loan stock and bonds	**–**	–	–	–
Debts issued	**3,343.9**	1,294.4	3,639.1	–
(1) (2) Shareholders' funds	**11,759.1**	11,243.6	10,582.5	5,160.7
Total liabilities and shareholders' funds	**98,750.8**	93,185.9	64,993.3	53,492.1
(Figures in millions of United States dollar)				
(1) (2) **Net profit after tax**	**629.5**	796.3	403.3	410.0
(3) **Dividends**	**439.9**	415.0+	229.9	182.7
(1) Cash, placements, balances with bankers and agents, including group companies, government treasury bills and securities	**18,678.9**	16,821.7	14,714.5	15,041.0
Investments, including subsidiaries and associates	**4,873.8**	3,604.4	6,476.4	1,289.2
Loans (advances to customers and trade bills)	**29,698.1**	28,778.3	12,693.6	13,564.8
(2) Fixed and other assets	**2,828.1**	2,411.7	1,228.0	989.5
Goodwill	**1,982.5**	2,065.5	–	–
Total assets	**58,061.4**	53,681.6	35,112.5	30,884.5
Represented by:				
Deposits	**46,664.6**	44,541.5	26,498.0	26,973.4
(1) (2) Bills and drafts payable, and other liabilities	**2,516.8**	1,917.3	931.3	931.5
Debentures, certificates of deposit, unsecured loan stock and bonds	**–**	–	–	–
Debts issued	**1,966.1**	745.7	1,966.0	–
(1) (2) Shareholders' funds	**6,913.9**	6,477.1	5,717.2	2,979.6
Total liabilities and shareholders' funds	**58,061.4**	53,681.6	35,112.5	30,884.5
Exchange conversion of US$1.00	**S$1.7008**	S$1.7359	S$1.8510	S$1.7320

(1) *Figures/balances prior to 2002 do not take into account the impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets.*

(2) *Figures/balances prior to 2000 do not take into account the impact of adopting Singapore Financial Reporting Standards (FRS) 8 and 10. Figures/balances prior to 2001 do not take into account the impact of adopting FRS 12.*

(3) *Based on total interim dividend paid and proposed final dividend during the year.*

* *Excludes extraordinary items of $280,035,000 (US$191,739,000) in 1994 and $772,791,000 (US$463,721,000) in 1999.*

+ *Includes special dividend of 18.76% less 22% income tax amounting to $230,020,000 (US$132,508,000), paid in specie of shares in Haw Par Corporation Limited.*

Includes special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).

** *Includes special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).*

++ *Includes special bonus dividend of 10% less 27% income tax amounting to $48,406,000 (US$30,094,000).*

1999	1998	1997	1996	1995	1994	1993
					(Figures in millions of Singapore dollar)	
541.5 *	229.9	270.2	415.8	382.6	291.0 *	232.5
416.1 #	132.5	132.5	123.8	123.1	262.9 **	131.2 ++
19,680.2	16,259.0	13,327.5	11,598.5	11,058.4	11,215.1	9,464.4
2,654.0	1,877.9	1,772.4	1,912.8	1,723.3	1,588.6	1,451.0
20,686.0	18,729.2	19,513.0	17,340.6	14,609.5	12,922.3	10,619.0
1,559.1	1,086.3	1,168.2	1,309.9	1,119.9	1,058.5	874.1
–	–	–	–	–	–	–
44,579.3	37,952.4	35,781.1	32,161.8	28,511.1	26,784.5	22,408.5
38,141.5	33,036.4	30,978.5	27,486.0	24,317.8	22,825.2	19,049.7
1,810.0	1,056.1	1,045.2	1,033.2	939.6	1,011.5	874.5
–	–	–	199.4	197.8	196.2	362.8
–	–	–	–	–	–	–
4,627.8	3,859.9	3,757.4	3,443.2	3,055.9	2,751.6	2,121.5
44,579.3	37,952.4	35,781.1	32,161.8	28,511.1	26,784.5	22,408.5
					(Figures in millions of United States dollar)	
324.9 *	138.5	161.2	297.1	270.0	199.2 *	144.5
249.7 #	79.8	79.0	88.5	87.0	180.0 **	81.5 ++
11,809.3	9,791.6	7,949.6	8,287.6	7,812.3	7,678.8	5,884.0
1,592.6	1,130.9	1,057.2	1,366.8	1,217.5	1,087.7	902.1
12,412.8	11,279.3	11,639.1	12,390.5	10,321.0	8,847.9	6,601.8
935.6	654.2	696.8	936.0	791.2	724.8	543.4
–	–	–	–	–	–	–
26,750.3	22,856.0	21,342.7	22,980.9	20,142.0	18,339.2	13,931.3
22,887.2	19,895.5	18,478.1	19,639.8	17,179.6	15,628.3	11,843.1
1,086.1	636.0	623.4	738.3	663.8	692.6	543.7
–	–	–	142.5	139.7	134.3	225.5
–	–	–	–	–	–	–
2,777.0	2,324.5	2,241.2	2,460.3	2,158.9	1,884.0	1,319.0
26,750.3	22,856.0	21,342.7	22,980.9	20,142.0	18,339.2	13,931.3
S$1.6665	S$1.6605	S$1.6765	S$1.3995	S$1.4155	S$1.4605	S$1.6085

UOB SHARE PRICE AND TURNOVER



Monthly turnover ('000)
$ per share
110000
105000
100000
95000
90000
85000
80000
75000
70000
65000
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
Monthly turnover ('000)
$ per share
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

[1] **Share price**	**1993**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
Highest ($)	8.51	9.08	9.19	9.19	9.38	7.86	15.30	15.40	14.20	15.30	**14.60**
Lowest ($)	4.34	6.66	7.72	7.86	6.77	2.78	5.97	9.40	8.50	11.20	**9.25**
Average ($)	6.43	7.87	8.46	8.53	8.08	5.32	10.64	12.40	11.35	13.25	**11.93**
Last done ($)	8.51	8.76	8.71	8.05	7.91	6.20	14.70	13.00	12.70	11.80	**13.20**

Ratios											
[2] Dividend cover (no. of times)	5.52*	5.81*	5.14	5.78	3.79	2.50	4.96*	2.89	2.17	2.05*	**1.61**
[2][3] Adjusted net asset value per share ($)	3.63	3.89	4.40	4.96	5.09	5.62	5.89	6.62	8.09	8.03	**8.45**
[2][4] Adjusted earnings per share ($)	0.52	0.62	0.66	0.74	0.49	0.32	0.72	0.87	0.77	0.64	**0.76**
Dividends per share (cents) – Taxable	28.00	18.00	18.00	18.00	18.00	18.00	20.00	40.00	40.00	58.76#	**60.00**
– Tax exempt	–	22.00	–	–	–	–	25.00	–	–	–	**–**
[5] Net dividend yield (%)	3.18	4.47	1.57	1.56	1.65	2.50	3.75	2.42	2.75	3.46	**3.99**
[2][5] Price earning ratio	12.37	12.69	12.82	11.53	16.49	16.63	14.78	14.25	14.74	20.70	**15.59**

(1) *Share prices have been adjusted for bonus and/or rights issues.*

(2) *With effect from 2002, these ratios have been adjusted for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets.*

(3) *Net asset value per share has been adjusted for bonus issues in 1993, 1995 and 1999, for impact of adopting Singapore Financial Reporting Standard (FRS) 10: Events After the Balance Sheet Date with effect from 2000, and for impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities with effect from 2001.*

(4) *Earnings per share has been adjusted for bonus issues in 1993, 1995 and 1999, and rights issue in 1994.*

(5) *Adjusted average share prices have been used in computing net dividend yield and price earning ratio.*

* *Dividend cover is 3.48 times for 1993 if the special bonus dividend of 10% less 27% income tax is included, 2.17 times (excluding extraordinary items) for 1994 if the special tax exempt bonus dividend of 22% is included, 1.83 times for 1999 if the special tax exempt bonus dividend of 25% is included, and 1.40 times for 2002 if the special dividend in specie of 18.76% is included.*

\# *Includes special dividend of 18.76%, paid in specie of shares in Haw Par Corporation Limited.*

Notes:

(a) On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.

(b) Share prices and turnover reflect transactions recorded on the Singapore Exchange.

as at 12 March 2004

Size of shareholdings	No. of shareholders	Percentage of shareholders	No. of shares	Percentage of shares
1 – 999	8,394	26.52	2,480,345	0.16
1,000 – 10,000	20,201	63.82	54,202,964	3.45
10,001 – 1,000,000	2,994	9.46	148,363,682	9.44
1,000,001 & above	63	0.20	1,366,664,634	86.95
	31,652	100.00	1,571,711,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 12 March 2004, approximately 79% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest shareholders	No. of shares	Percentage of shares
DBS Nominees Pte Ltd	271,385,921	17.27
Raffles Nominees Pte Ltd	193,297,017	12.30
United Overseas Bank Nominees (Private) Limited	176,642,550	11.24
Wee Investments Private Ltd	110,909,184	7.06
Citibank Nominees Singapore Pte Ltd	107,235,739	6.82
HSBC (Singapore) Nominees Pte Ltd	92,671,354	5.90
Wah Hin & Company Pte Ltd	81,221,771	5.17
Tai Tak Estates Sdn Bhd	67,445,739	4.29
Overseas Union Enterprise Limited	48,337,728	3.08
C Y Wee & Co Pte Ltd	31,645,653	2.01
Overseas Union Bank Nominees (Private) Limited	17,034,369	1.08
Wee Cho Yaw	16,390,248	1.04
Oversea-Chinese Bank Nominees Private Limited	14,263,058	0.91
Tee Teh Sdn Berhad	10,459,954	0.67
Kwan Tee Holdings Pte Ltd	9,112,892	0.58
DB Nominees (S) Pte Ltd	6,883,133	0.44
Ho Sim Guan	5,500,554	0.35
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Chew How Teck And Company (Pte) Limited	5,051,455	0.32
Estate of Low Kwang Pheng, Deceased	4,369,500	0.28
	1,275,283,579	81.16

STATISTICS OF SHAREHOLDINGS

as at 12 March 2004

Substantial shareholders	Shareholdings registered in the name of substantial shareholders No. of shares	Other shareholdings in which substantial shareholders are deemed to have an interest No. of shares	Total interest No. of shares	Total interest Percentage of shares
Lien Ying Chow	316,516	84,388,554[1]	84,705,070	5.39
Lien Ying Chow (Pte) Ltd	–	84,288,771[1]	84,288,771	5.36
Wah Hin & Company Pte Ltd	81,221,771	3,067,000[2]	84,288,771	5.36
Sandstone Capital Pte Ltd	–	84,288,771[3]	84,288,771	5.36
Wee Cho Yaw	16,390,248	208,559,557[4]	224,949,805	14.31
Wee Ee Cheong	2,794,899	145,651,011[4]	148,445,910	9.44
Wee Ee Chao	141,164	115,802,696[4]	115,943,860	7.38
Wee Ee Lim	1,606,834	145,633,758[4]	147,240,592	9.37
Wee Investments Private Ltd	110,909,021	2,071,021	112,980,042	7.19

Notes:

(1) Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 UOB shares in which Wah Hin & Company Pte Ltd has an interest.

(2) This deemed interest in 3,067,000 UOB shares arises through Sandstone Capital Pte Ltd [as referred to in Note 3(a) below].

(3) This deemed interest in 84,288,771 UOB shares comprises:

(a) deemed interest in 3,067,000 UOB shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 UOB shares held by Wah Hin & Company Pte Ltd.

(4) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

The following table sets out the changes in the issued share capital of the Bank from 11 July 1970 (when a public quotation was first obtained for the Bank's ordinary shares) to 31 December 2003:

Date	No. of ordinary shares issued	Source of increase	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
11-7-1970	2,500,000	Public issue at par	25,000,000	–	–	–
6-4-1972	5,000,000	Bonus issue of 1 for 5	30,000,000	–	–	–
29-4-1972	5,000,000	Rights issue of 1 for 5 at par	35,000,000	–	–	–
17-12-1972	3,000,000	Placement in Hong Kong	38,000,000	–	–	–
12-4-1973	1,401,405	Acquisition of 54.6% of Lee Wah Bank Limited	39,401,405	–	–	–
23-5-1973	39,401,405	Rights issue of 1 for 1 at par	78,802,810	–	–	–
30-7-1973 & 31-8-1973	8,073,080	Acquisition of further 28.7% of Chung Khiaw Bank Limited and remaining 45.4% of Lee Wah Bank Limited	86,875,890	–	–	–
21-8-1975	21,718,973	Rights issue of 1 for 4 at $2.50 per share	108,594,863	–	–	–
13-11-1976	10,859,487	Bonus issue of 1 for 10	119,454,350	–	–	–
13-12-1976	36,198,288	Rights issue of 1 for 3 at $3.00 per share	155,652,638	–	–	–
12-5-1978	15,565,264	Bonus issue of 1 for 10	171,217,902	–	–	–
24-1-1979	4,362,950	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,580,852	–	–	–
27-2-1979	111,500	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,692,352	–	–	–
19-10-1979	17,569,236	Bonus issue of 1 for 10	193,261,588	–	–	–
12-5-1980	19,326,159	Bonus issue of 1 for 10	212,587,747	–	–	–
6-11-1980	42,517,550	Rights issue of 1 for 5 at $3.00 per share	255,105,297	–	–	–
12-12-1980 to 12-8-1981	7,889,399	Conversion of bonds	262,994,696	–	–	–
12-10-1981	65,748,674	Bonus issue of 1 for 4	328,743,370	–	–	–
26-11-1981	65,748,674	Rights issue of 1 for 4 at $3.00 per share	394,492,044	–	–	–
17-8-1987 to 22-10-1987	38,156,025	Share exchange pursuant to a takeover offer made to the shareholders of Industrial & Commercial Bank Limited	432,648,069	–	–	–
20-2-1988	15,230,903	Share exchange issued to Chung Khiaw Bank Limited shareholders pursuant to the scheme of arrangement dated 21 December 1987	447,878,972	–	–	–
27-5-1989	55,984,871	Bonus issue of 1 for 8	503,863,843	–	–	–
6-12-1989	–	Warrants issued in connection with the 1.5% Unsecured Loan Stock 1989/1994	503,863,843	–	41,988,653	–
30-12-1989	16,211	Exercise of Warrants 1994	503,880,054	16,211	41,972,442	–
13-1-1990 to 15-5-1990	470,963	Exercise of Warrants 1994	504,351,017	470,963	41,501,479	–
28-5-1990	50,435,102	Bonus issue of 1 for 10	554,786,119	–	41,501,479	–
8-6-1990 to 31-12-1990	2,870,183	Exercise of Warrants 1994	557,656,302	2,870,183	38,631,296	–
15-1-1991	2,101,829	Exercise of Warrants 1994	559,758,131	2,101,829	36,529,467	–
to 31-12-1991	308,000	Exercise of Executives' Share Options	560,066,131	–	36,529,467	–
15-1-1992	12,805,838	Exercise of Warrants 1994	572,871,969	12,805,838	23,723,629	–
to 26-6-1992	427,000	Exercise of Executives' Share Options	573,298,969	–	23,723,629	–

CHANGES IN SHARE CAPITAL

Date	No. of ordinary shares issued	Source of increase	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
26-6-1992	–	Warrants issued in connection with the 5% Unsecured Bond 1992/1997	573,298,969	–	23,723,629	71,542,884
17-7-1992	893,597	Exercise of Warrants 1994	574,192,566	893,597	22,830,032	71,542,884
to 31-12-1992	808,926	Exercise of Warrants 1997	575,001,492	808,926	22,830,032	70,733,958
	33,000	Exercise of Executives' Share Options	575,034,492	–	22,830,032	70,733,958
21-1-1993	8,530,904	Exercise of Warrants 1994	583,565,396	8,530,904	14,299,128	70,733,958
to 17-9-1993	550,762	Exercise of Warrants 1997	584,116,158	550,762	14,299,128	70,183,196
	3,321,000	Exercise of Executives' Share Options	587,437,158	–	14,299,128	70,183,196
28-9-1993	73,429,644	Bonus issue of 1 for 8	660,866,802	–	–	78,956,095
5-10-1993	1,891,445	Exercise of Warrants 1994	662,758,247	1,891,445	12,407,683	78,956,095
to 31-12-1993	181,105	Exercise of Warrants 1997	662,939,352	181,105	12,407,683	78,774,990
	147,000	Exercise of Executives' Share Options	663,086,352	–	12,407,683	78,774,990
13-1-1994	3,100,493	Exercise of Warrants 1994	666,186,845	3,100,493	9,307,190	78,774,990
to 9-6-1994	1,460,531	Exercise of Warrants 1997	667,647,376	1,460,531	9,307,190	77,314,459
	1,654,000	Exercise of Executives' Share Options	669,301,376	–	9,307,190	77,314,459
28-6-1994	66,915,064	Rights issue of 1 for 10 at $3.50 per share (local) and $4.12 per share (foreign)	736,216,440	–	9,307,190	82,034,979
30-6-1994	8,952,267	Exercise of Warrants 1994	745,168,707	8,952,267	354,923	82,034,979
to 31-12-1994	3,612,759	Exercise of Warrants 1997	748,781,466	3,612,759	–	78,422,220
	166,000	Exercise of Executives' Share Options	748,947,466	–	–	78,422,220
16-1-1995	9,027,269	Exercise of Warrants 1997	757,974,735	9,027,269	–	69,394,951
to 12-5-1995	1,497,000	Exercise of Executives' Share Options	759,471,735	–	–	69,394,951
3-6-1995	151,894,347	Bonus issue of 1 for 5	911,366,082	–	–	83,273,941
3-7-1995	247,950	Exercise of Warrants 1997	911,614,032	247,950	–	83,025,991
to 29-12-1995	44,000	Exercise of Executives' Share Options	911,658,032	–	–	83,025,991
15-1-1996	28,081,987	Exercise of Warrants 1997	939,740,019	28,081,987	–	54,944,004
to 31-12-1996	326,000	Exercise of Executives' Share Options	940,066,019	–	–	54,944,004
16-1-1997	54,465,975	Exercise of Warrants 1997	994,531,994	54,465,975	–	478,029
to 29-12-1997	171,000	Exercise of Executives' Share Options	994,702,994	–	–	–
1-1-1998 to 15-1-1998	33,000	Exercise of Executives' Share Options	994,735,994	–	–	–
1-1-1999 to 11-11-1999	4,625,000	Exercise of Executives' Share Options	999,360,994	–	–	–
12-11-1999	52,322,837	Bonus issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	1,051,683,831	–	–	–
13-11-1999 to 31-12-1999	178,000	Exercise of Executives' Share Options	1,051,861,831	–	–	–
4-1-2000 to 31-12-2000	589,000	Exercise of share options	1,052,450,831	–	–	–
3-1-2001 to 6-9-2001	366,000	Exercise of share options	1,052,816,831	–	–	–
20-9-2001 to 26-10-2001	518,280,794	Acquisition of 100% of Overseas Union Bank Limited	1,571,097,625	–	–	–
7-12-2001 to 31-12-2001	11,000	Exercise of share options	1,571,108,625	–	–	–
3-1-2002 to 31-12-2002	494,000	Exercise of share options	1,571,602,625	–	–	–
22-4-2003 to 31-12-2003	61,000	Exercise of share options	1,571,663,625	–	–	–

Banking Services

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has
60 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Telex: RS 23029 FEBANK
Website: www.uobgroup.com

Far Eastern Bank Limited has
3 branches in Singapore.

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Regional Head, Australia &
New Zealand: Peter Mackinlay
General Manager: Kevin Yung Kin Man

Brunei

UOB Bandar Seri Begawan Branch
RBA Plaza, Unit G5
Jalan Sultan
Bandar Seri Begawan BS8811
Telephone: (673)(2) 225 477/
222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
Email: uobbsb@brunet.bn
General Manager: Sia Kee Heng

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada

UOB Vancouver Branch
Vancouver Centre, #1680
650 West Georgia Street
P O Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Vancouver@UOBgroup.com
General Manager: Koh Kok Jin

China

UOB Beijing Branch
2513, China World Trade Centre
Tower 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86)(10) 6505 1863
Facsimile: (86)(10) 6505 1862
Email: UOB.Beijing@UOBgroup.com
General Manager:
Anthony Liau Guan Siang

UOB Guangzhou Branch
Guangzhou Aether Square, Unit 205
986 Jie Fang Bei Road
Guangdong Province
Guangzhou 510040
Telephone: (86)(20) 8667 6029
Facsimile: (86)(20) 8667 0779
Telex: 440931 UOBGZ CN
Email: UOB.Guangzhou@UOBgroup.com
General Manager: Freddy Lim Ah Tee

UOB Shanghai Branch
2201 Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
Telephone: (86)(21) 5047 3688
Facsimile: (86)(21) 5047 8688
Telex: 33170 UOBSH CN
Email: UOB.Shanghai@UOBgroup.com
General Manager: Ngoh Keh Chang

UOB Shenzhen Branch
Di Wang Commercial Centre
Shun Hing Square
Unit 2, G2 Floor
5002 Shennan Road East
Shenzhen 518008
Telephone: (86)(755) 8246 1298
Facsimile: (86)(755) 8246 3326
Telex: 420385 OUB SZ CN
Email: UOB.Shenzhen@UOBgroup.com
General Manager: Lim Tow Meng

UOB Xiamen Branch
United Overseas Bank Building
Unit 01-01
19 Hubin Bei Road
Xiamen 361012
Telephone: (86)(592) 508 1601/2/3/4
Facsimile: (86)(592) 508 1605
Telex: 923079 UOBXM CN
Email: UOB.Xiamen@UOBgroup.com
General Manager: Soh Ek Chor

UOB Chengdu Representative Office
Holiday Inn Crowne Plaza, Room 405
31 Zong Fu Street
Chengdu
Sichuan 610016
Telephone: (86)(28) 8674 8618
Facsimile: (86)(28) 8674 8638
Chief Representative:
John Ang Wee Pheng

Hong Kong

UOB Central Branch
Ground Floor
54-58 Des Voeux Road
Central
Telephone: (852) 2842 5666
Facsimile: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Hong Kong Main Branch
Gloucester Tower, 25/F
The Landmark
11 Pedder Street
Central
Telephone: (852) 2521 1521/2910 8888
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon
Telephone: (852) 2532 6888
Facsimile: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central
Telephone: (852) 2910 8833
Facsimile: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Menara BCD, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative:
Utami Dewi Suhadi (Ms)

PT Bank UOB Indonesia
(a subsidiary)
Menara BCD, 1st-3rd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 60418 UOB IA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Chua Kim Hay
Deputy President Directors:
James Lim Tian Pher/Iwan Satawidinata

PT Bank UOB Indonesia has 8 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
Cable: TYEHUABANK
Telex: J22178 TYEHUA J
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Seah Kok Thye

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 85096 TYEHUA
Email: uoblbn@tm.net.my
General Manager: Ho Fong Kun (Ms)

United Overseas Bank (Malaysia) Bhd
(a wholly-owned subsidiary)
Menara UOB
Jalan Raja Laut
P O Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBM KUALA LUMPUR
Telex: UOBMMP MA 31877
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Chief Executive Officer: Chan Kok Seong
Deputy Chief Executive Officer:
Wong Kim Choong

United Overseas Bank (Malaysia) Bhd has 37 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Representative: U Hla Thaung

Philippines

United Overseas Bank Philippines
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat corner Makati Avenue
Makati City
Telephone: (63)(2) 878 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
President & Chief Executive Officer:
Chua Teng Hui
Deputy President & Deputy Chief
Executive Officer: Wang Lian Khee

United Overseas Bank Philippines has 67 branches in the Philippines.

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ka
Chongro, Chongro-ku
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager: Liew Chan Harn

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

UOB Bangkok International Banking Facility
UOB Radanasin Bank Building
10th Floor
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 259 6220/1
Facsimile: (66)(2) 259 4470
Email: uobbkk@cscoms.com
Acting Head: Vipada Kumsatit

UOB Radanasin Bank Public Company Limited
(a subsidiary)
UOB Radanasin Bank Building
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 260 0090 to 119
Facsimile: (66)(2) 260 5310/1
Telex: 20820 UOBRTH
SWIFT: RSBXTHBK
Website: www.uob-radanasin.co.th
Chief Executive Officer: Gan Hui Beng

UOB Radanasin Bank Public Company Limited has 35 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager:
George Lim Phoon Seng

United States of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Wong Kwong Yew

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager: Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1
Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email: UOB.HoChiMinhCity@UOBgroup.com
General Manager: Thng Tien Tat

Correspondents

In all principal cities of the world

Related Financial Services

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a wholly-owned subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/6535 7122
Facsimile: (65) 6538 3990
Email: Futures@UOBgroup.com
Chairman & Chief Executive Officer:
Terence Ong Sea Eng
Executive Director: Ng Ah Kiat

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincentcheng@mail.apol.com.tw
Manager: Vincent Cheng Chih Jung

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
3 Anson Road, #28-01
Springleaf Tower
Singapore 079909
Telephone: (65) 6222 7733
Facsimile: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Managing Director:
David Chan Mun Wai

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6224 3012
Email: uoblife@UOBgroup.com
Website: www.uoblife.com.sg
Managing Director:
Raymond Kwok Chong See

Hong Kong

UOB Insurance (H.K.) Limited
(a subsidiary)
Worldwide House, 16/F
19 Des Voeux Road
Central
Telephone: (852) 2867 7988
Facsimile: (852) 2810 0218
Director: David Chan Mun Wai

Indonesia

PT UOB Life - Sun Assurance
(a subsidiary)
Menara BCD, 15th Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 0888
Facsimile: (62)(21) 250 0908

PT UOB Life - Sun Assurance has 2 offices in Indonesia.

Investment Management

Singapore

UOB Asset Management Ltd
(a wholly-owned subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: uobam@UOBgroup.com
Managing Director &
Chief Investment Officer:
Daniel Chan Choong Seng

UOB Venture Management Private Limited
(a wholly-owned subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: info@uobvm.com.sg
Managing Director: Quek Cher Teck

China

UOB Investment Consultancy (Beijing) Limited
(a subsidiary)
Jing Xin Building, Room 1133
No. A2 Dong San Huan North Road
Beijing 100027
Telephone: (86)(10) 6466 0826
Facsimile: (86)(10) 6466 0671
Email: admin@uobim.com.cn
Deputy General Manager: Li Zhi Liang

UOB Venture Management (Shanghai) Co., Ltd
(a wholly-owned subsidiary)
United Plaza, Room 3307
1468 Nanjing Road West
Shanghai 200040
Telephone: (86)(21) 6247 6228
Facsimile: (86)(21) 6289 8817
Email: info@uobvm.com.cn
Deputy General Manager: Tang Boo Teck

SZVC-UOB Venture Management Co., Ltd
(an associate)
Investment Building, 11/F
No. 4009, Shennan Road
Futian Centre District
Shenzhen 518026
Telephone: (86)(755) 8291 2888
Facsimile: (86)(755) 8290 4093
Email: info@szvc.com.cn
General Manager: Lim Yew Seng

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: michael.landau@uobgc.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn. Bhd.
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: uobam@streamyx.com
Chief Executive Officer: Tan Kok Kheng

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a wholly-owned subsidiary)
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
Manager: Tracy Yin (Ms)

United States of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

UOB Venture Management (USA) Inc.
(a wholly-owned subsidiary)
710 Lakeway Drive, Suite 250
Sunnyvale, California
CA 94086
Telephone: (1)(408) 530 1900
Facsimile: (1)(408) 530 1919
Email: kwseah@uobvm.com.sg
Deputy Managing Director:
Seah Kian Wee

Merchant Banking

Singapore

UOB Asia Limited
(a wholly-owned subsidiary)
80 Raffles Place, 21st Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 3171
Facsimile: (65) 6534 0409
Email: Michael.SngBH@UOBgroup.com
Managing Director:
Michael Sng Beng Hock

Corporate Finance
1 Raffles Place, 13th Storey
OUB Centre
Singapore 048616
Telephone: (65) 6530 2138
Facsimile: (65) 6534 2232
Email: Soon.BoonSiong@UOBgroup.com
Joint Managing Director: Soon Boon Siong

Australia

UOB Australia Limited
(a wholly-owned subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Regional Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager:
Kevin Yung Kin Man

Hong Kong

UOB Asia (Hong Kong) Limited
(a wholly-owned subsidiary)
AON China Building
Suite 601, 6/F
29 Queen's Road
Central
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer:
Henry Cheong

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the **Sixty-Second Annual General Meeting** of members of the Company will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 29 April 2004 at 12.00 noon to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2003.

Resolution 2 To declare a final dividend of 40% (40 cents per share) less 20% income tax for the year ended 31 December 2003.

Resolution 3 To approve Directors' fees of $618,750 for 2003 (2002: $658,750).

Resolution 4 To appoint Messrs Ernst & Young as auditors of the Company in place of the retiring auditors, Messrs PricewaterhouseCoopers and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Sim Wong Hoo.

Resolution 6 Prof Lim Pin.

Resolution 7 Mrs Margaret Lien Wen Hsien.

Resolution 8 Mr Ng Boon Yew.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

Resolution 9 "THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Wee Cho Yaw be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 10 (a) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme ("the 1999 Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the 1999 Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."

Resolution 11 (b) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

Notes to Resolutions 4, 5, 6, 9, 10 and 11

Resolution 4 – The Audit Committee has nominated Messrs Ernst & Young for appointment as the Company's auditors for the financial year 2004. A shareholder has also nominated Messrs Ernst & Young as auditors in place of the retiring auditors, Messrs PricewaterhouseCoopers. A copy of the shareholder's notice is reproduced on the page following this Notice of Annual General Meeting.

Resolution 5 is to re-elect Mr Sim Wong Hoo who is an independent member of the Nominating Committee.

Resolution 6 is to re-elect Prof Lim Pin who is an independent member of the Nominating and Remuneration Committees.

Resolution 9 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee, and a non-independent member of the Nominating Committee.

Resolution 10 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme ("the 1999 Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999. A copy of the Regulations of the 1999 Scheme is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 11 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 5 April 2004

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.

大華銀行托管
UNITED OVERSEAS BANK NOMINEES
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

United Overseas Bank Nominees (Private) Limited
156 Cecil Street #08-03, FEB Building, Singapore 069544
Tel (65) 6533 9898 **Fax** (65) 6226 3048

6 February 2004

The Board of Directors
United Overseas Bank Limited
Singapore

Dear Sirs

NOTICE OF NOMINATION OF AUDITORS

Pursuant to Section 205 of the Companies Act, Chapter 50 we, United Overseas Bank Nominees (Private) Limited of 80 Raffles Place, UOB Plaza, Singapore 048624, being a shareholder of United Overseas Bank Limited ("UOB") hereby nominate Messrs Ernst & Young, Certified Public Accountants, Singapore, of 10 Collyer Quay, #21-01 Ocean Building, Singapore 049315 for appointment as auditors of UOB in place of the retiring auditors, Messrs PricewaterhouseCoopers, at the forthcoming Annual General Meeting of UOB.

Yours faithfully
for UNITED OVERSEAS BANK NOMINEES (PRIVATE) LIMITED

Kuek Tong Au
Director

PROXY FORM

UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 193500026Z

IMPORTANT
1 The Annual Report 2003 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3 CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

and/or*

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy to attend and to vote for me/us on my/our behalf at the Sixty-Second Annual General Meeting of the Company to be held at the Penthouse, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 29 April 2004 at 12.00 noon and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
1	Financial Statements, Directors' Report and Auditors' Report		
2	Final dividend		
3	Directors' fees		
4	Auditors and their remuneration		
5	Re-election (Mr Sim Wong Hoo)		
6	Re-election (Prof Lim Pin)		
7	Re-election (Mrs Margaret Lien Wen Hsien)		
8	Re-election (Mr Ng Boon Yew)		
9	Re-appointment (Mr Wee Cho Yaw)		
10	Authority to issue shares (Share Option)		
11	Authority to issue shares (General)		

Dated this __________ day of ______________ 2004

Shares in:	No. of shares
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st FOLD

2nd FOLD

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Design and production by Citigate Su Yeang Design Pte Ltd • Printing by UIC Printing and Packaging Pte Ltd

UNITED OVERSEAS BANK LIMITED

HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624

Telephone (65) 6533 9898
Facsimile (65) 6534 2334
Website www.uobgroup.com